As filed with the Securities and Exchange Commission on October 1, 2020

Registration No. 333-249195

811-08833

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1

Post-Effective Amendment No.

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 11	☒

WRL SERIES LIFE CORPORATE ACCOUNT

(Exact Name of Registrant)

TRANSAMERICA LIFE INSURANCE COMPANY

(Name of Depositor)

(Former Depositor, Transamerica Premier Life Insurance Company)

4333 Edgewood Road, NE

Cedar Rapids, IA 52499

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (319) 355-8511

Brian Stallworth, Esq.

Transamerica Life Insurance Company

c/o Office of the General Counsel

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

Registrant is filing this Registration Statement for the purpose of registering interests under the Advantage IV individual variable adjustable life insurance policy (“Policy”) on a new Form N-6 in compliance with the pre-July 2020 version of Form N-6 (OMB number 3235-0503). Interests under the Policy were previously registered on Form N-6 (File No. 333-199048) and funded by WRL Series Life Corporate Account (File No. 811-08833). Upon effectiveness of the merger between Transamerica Premier Life Insurance Company with and into Transamerica Life Insurance Company (“Transamerica Life”), Transamerica Life became the obligor of the Policies and Depositor of WRL Series Life Corporate Account which was transferred intact to Transamerica Life.

ADVANTAGE IV

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Premier Life Insurance Company)

WRL Series Life Corporate Account

Supplement dated October 1, 2020

to the

Prospectus dated May 1, 2008 as Supplemented

Home Office: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499

Service Center: 4840 N. River Blvd.

Cedar Rapids, Iowa 52411

Phone: (888) 804-8461

Transamerica Life Insurance Company (“Transamerica Life”) is amending the prospectus dated May 1, 2008 for the Advantage IV policy (the “Policy”) to provide information regarding the merger (the “Merger”) of the issuer of your Policy, Transamerica Premier Life Insurance Company (“Transamerica Premier”), formerly known as Western Reserve Life Assurance Co. of Ohio, with and into Transamerica Life. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus. Except as modified in this supplement, all other terms and information in the prospectus remain unchanged.

Transamerica Premier no longer sells the Policy. Following the Merger, Transamerica Life will not issue new Policies. Although Policies will no longer be sold, additional purchase payments will continue to be permitted.

Effective on October 1, 2020, Transamerica Premier merged with and into its affiliate Transamerica Life. Before the Merger, Transamerica Premier was the issuer of the Policy. Upon consummation of the Merger, Transamerica Premier’s corporate existence ceased by operation of law, and Transamerica Life assumed legal ownership of all of the assets of Transamerica Premier, including WRL Series Life Corporate Account (the “Separate Account”) that funds the Policy, and the assets of the Separate Account. The information below describes changes to the prospectus as a result of the Merger and otherwise updates information in the prospectus. As a result of the merger, Transamerica Life became responsible for all liabilities and obligations of Transamerica Premier, including those created under the policy. The Policy has thereby become an individual variable adjustable life insurance policy funded by a separate account of Transamerica Life.

The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to change the insurance company that provides your Policy benefits from Transamerica Premier to Transamerica Life. The Merger also did not result in any adverse tax consequences for any Policy owners, and Policy owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Policy endorsement from Transamerica Life that reflects the change from Transamerica Premier to Transamerica Life. Until we amend all forms we use that are related to the Policy, we may still reflect Transamerica Premier in correspondence and disclosure to you.

As a result all references in the prospectus to Transamerica Premier Life Insurance Company (formerly, Western Reserve Life Assurance Co. of Ohio) are amended to refer to Transamerica Life Insurance Company.

I.	The following are the available investment options:

American Funds Insurance Series	Morgan Stanley Variable Insurance Fund, Inc.
AFIS Global Small Capitalization Fund (Class 2)	MSVIF Emerging Markets Debt Portfolio (Class I)
AFIS Growth Fund (Class 2)	MSVIF Emerging Markets Equity Portfolio (Class I)
AFIS International Fund (Class 2)
AFIS New World Fund (Class 2)	PIMCO Variable Insurance Trust
PIMCO VIT All Asset Portfolio (Administrative Class)
DFA Investment Dimensions Group, Inc.	PIMCO VIT All Asset Portfolio (Institutional Class)
DFA VA Global Bond Portfolio	PIMCO VIT High Yield Portfolio (Institutional Class)
DFA VA International Small Portfolio	PIMCO VIT Low Duration Portfolio (Institutional Class)
DFA VA International Value Portfolio	PIMCO VIT Real Return Portfolio (Institutional Class)
DFA VA Short-Term Fixed Portfolio	PIMCO VIT Short-Term Portfolio (Institutional Class)
DFA VA U.S. Large Value Portfolio	PIMCO VIT Total Return Portfolio (Institutional Class)
DFA VA U.S. Targeted Value Portfolio
Royce Capital Fund
DWS Investments VIT Funds	Royce Micro-Cap Portfolio (Investment Class)
DWS Equity 500 Index VIP (Class A)	Royce Small-Cap Portfolio (Investment Class)
DWS Small Cap Index VIP (Class A)
Guggenheim Variable Insurance Funds
Fidelity Variable Insurance Products Funds	Rydex NASDAQ-100® Fund
Fidelity VIP Balanced Portfolio (Initial Class)	Rydex Nova Fund
Fidelity VIP Contrafund® Portfolio (Initial Class)
Fidelity VIP Government Money Market Portfolio (Initial Class)	T. Rowe Price Equity Series, Inc.
Fidelity VIP Growth Portfolio (Initial Class)	T. Rowe Price Blue Chip Growth Portfolio
Fidelity VIP Growth Opportunities Portfolio (Initial Class)	T. Rowe Price Equity Income Portfolio
Fidelity VIP High Income Portfolio (Initial Class)	T. Rowe Price Mid-Cap Growth Portfolio
T. Rowe Price New America Growth Portfolio
First Eagle Variable Funds, Inc.
First Eagle Overseas Variable Fund	T. Rowe Price Fixed Income Series, Inc.
T. Rowe Price Limited-Term Bond Portfolio
A I M Variable Insurance Funds (Invesco Variable Insurance Funds
Invesco V.I. American Franchise Fund (Series I Shares)	T. Rowe Price International Series, Inc.
Invesco V.I. American Value Fund (Series I Shares)	T. Rowe Price International Stock Portfolio
Invesco V.I. Diversified Dividend Fund (Series I Shares)	Third Avenue Variable Series Trust
Invesco V.I. Health Care Fund (Series I Shares)	FFI Strategies Portfolio
Invesco V.I. Small Cap Equity (Series I Shares)
Invesco V.I. Technology Fund (Series I Shares)	Vanguard® Variable Insurance Fund
Vanguard® VIF Balanced Portfolio
Janus Aspen Series	Vanguard® VIF Capital Growth Portfolio
Janus Henderson VIT Balanced Portfolio (Institutional Shares)	Vanguard® VIF Diversified Value Portfolio
Janus Henderson VIT Flexible Bond Portfolio (Institutional Shares)	Vanguard® VIF Equity Income Portfolio
Janus Henderson VIT Forty Portfolio (Institutional Shares)	Vanguard® VIF Equity Index Portfolio
Janus Henderson VIT Global Research Portfolio (Institutional	Vanguard® VIF Growth Portfolio
Shares)	Vanguard® VIF High Yield Bond Portfolio
Janus Henderson VIT Overseas Portfolio (Institutional Shares)	Vanguard® VIF International Portfolio
Janus Henderson VIT Research Portfolio (Institutional Shares)	Vanguard® VIF Mid-Cap Index Portfolio
Vanguard® VIF Real Estate Index Portfolio
ALPS Variable Investment Trust	Vanguard® VIF Short-Term Investment-Grade Portfolio
Morningstar Aggressive Growth ETF Asset Allocation Portfolio (Class 1)	Vanguard® VIF Small Company Growth Portfolio
Morningstar Balanced ETF Asset Allocation Portfolio (Class 1)	Vanguard® VIF Total Bond Market Index Portfolio
Morningstar Conservative ETF Asset Allocation Portfolio (Class 1)	Vanguard® VIF Total Stock Market Index Portfolio
Morningstar Growth ETF Asset Allocation Portfolio (Class 1)
Morningstar Income and Growth ETF Allocation Portfolio (Class 1)

II.    The following replaces the section “Western Reserve” and “The Separate Account” under the heading “WESTERN RESERVE, THE SEPARATE ACCOUNT, AND THE PORTFOLIOS” (p. 14) and the description of the insurance company depositor of the separate account that funds your Policy, and updates the description of the Separate Account:

Transamerica Life Insurance Company

Transamerica Life Insurance Company, located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499, is the insurance company issuing the Policy.

Transamerica Life Insurance Company (“Transamerica Life”) was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It is engaged in the sale of life and health insurance policies and annuity contracts. The Company is licensed in the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and all states except New York.

All obligations arising under the Policies, including the promise to make life insurance payments, are general corporate obligations of the Company. Accordingly no financial institution, brokerage firm or insurance agency is responsible for the financial obligations of the Company arising under the Policies.

The Separate Account

WRL Series Life Corporate Account was a separate account of Western Reserve, established under Ohio law. Effective on October 1, 2014, WRL Series Life Corporate Account was re-domesticated under the laws of the State of Iowa and reestablished under Transamerica Premier. Effective October 1, 2020 WRL Series Life Corporate Account is reestablished under Transamerica Life.

The separate account receives and invests the premium payments that are allocated to it for investment in shares of the underlying fund portfolios. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or the Company. Income, gains and losses (whether or not realized), from assets allocated to the separate account are, in accordance with the policies, credited to or charged against the separate account without regard to the Company’s other income gains or losses.

The separate account is divided into subaccounts, each of which invests in shares of a specific portfolio of a fund. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

The assets of the separate account are held in the Company’s name on behalf of the separate account and belong to the Company. However, the portion of the assets of the separate account equal to the reserves and other policy liabilities with respect to the separate account are not chargeable with liabilities arising out of any other business the Company may conduct. The separate account may include other subaccounts that are not available under these policies.

III.    The following replaces the section under the heading “Additional Information - Legal Proceedings” (p. 58) in your prospectus:

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

Transamerica Life was the subject of inquiries and remains under audits and market conduct examinations with a focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, and administrative penalties. Transamerica Life previously implemented changes in the procedures for the identification of unreported claims and handling of escheatable property to comply with the terms of regulatory agreements and newly adopted laws and regulations. Transamerica Life does not believe that any regulators actions or agreements that result from these audits and examinations will have a material adverse impact on our ability to meet our obligations.

IV.    The following replaces the disclosure under the heading “Additional Information – Financial Statements” (p. 59):

The statutory basis financial statements of Transamerica Life Insurance Company and Transamerica Premier Life Insurance Company, and the audited financial statements (U.S. GAAP basis) of the WRL Series Life Corporate Account are included in the SAI.

Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance as well as the audited financial statements of the Separate Account are located in the Statement of Additional Information (SAI). For a free copy of the SAI, simply call or write us at the phone number or address of our Administrative Office referenced in this prospectus. In addition, the SAI is available on the SEC’s website at www.sec.gov. Our financial strength ratings which reflect the opinions of leading independent rating agencies of our ability to meet our obligations to our policy Owners, are available on our website (www.transamerica.com/individual/what-we-do/about-us/financial-strength/), and the websites of these nationally recognized statistical ratings organizations – A.M. Best Company (www.ambest.com), Moody’s Investors Service (www.moodys.com), Standard & Poor’s Rating Services (www.standardandpoors.com) and Fitch, Inc. (www.fitchratings.com).

P R O S P E C T U S

May 1, 2008

ADVANTAGE IV

issued through

WRL Series Life Corporate Account

by

Western Reserve Life Assurance Co. of Ohio

Administrative Office

4333 Edgewood Road NE

Cedar Rapids, IA 52499

1-888-804-8461     1-319-355-8572

AN INDIVIDUAL VARIABLE ADJUSTABLE LIFE INSURANCE POLICY

This prospectus describes the Advantage IV, an individual variable adjustable life insurance policy (the “Policy”) offered by Western Reserve Life Assurance Co. of Ohio (“Western Reserve,” “we,” or “us”), an AEGON company. You may allocate amounts under the Policy to one or more of the subaccounts of the Western Reserve Series Life Corporate Account (the “separate account”). Each subaccount invests its assets in one of the corresponding underlying fund portfolios listed on the following page.

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your policy with the Policy described in this prospectus. And it may not be to your advantage to borrow money to purchase this Policy or to take withdrawals from another policy you own to make premium payments under this Policy.

Prospectuses for the portfolios must accompany this prospectus. Certain portfolios may not be available in all states. Please read these documents before investing and save them for future reference.

An investment in this Policy is not a bank deposit. The Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Policy involves risk, including possible loss of the amount invested and possible loss of insurance coverage.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

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A I M Variable Insurance Funds	PIMCO Variable Insurance Trust
A I M V.I. Capital Appreciation Fund (Series I Shares)	PIMCO VIT All Asset Portfolio (Administrative Class)
A I M V.I. Dynamics Fund (Series I Shares)	PIMCO VIT All Asset Portfolio (Institutional Class)
A I M V.I. Financial Services Fund (Series I Shares)	PIMCO VIT Low Duration Portfolio (Institutional Class)
A I M V.I. Global Health Care Fund (Series I Shares)	PIMCO VIT Real Return Portfolio (Institutional Class)
A I M V.I. Small Cap Equity (Series I Shares)	PIMCO VIT Short-Term Portfolio (Institutional Class)
A I M V.I. Technology Fund (Series I Shares)	PIMCO VIT StocksPLUS® Growth and Income Portfolio (Institutional Class)
PIMCO VIT Total Return Portfolio (Institutional Class)
American Funds Insurance Series
AFIS Global Small Capitalization Fund (Class 2)	Royce Capital Fund
AFIS Growth Fund (Class 2)	Royce Micro-Cap Portfolio
AFIS International Fund (Class 2)	Royce Small-Cap Portfolio
AFIS New World Fund (Class 2)
T. Rowe Price Equity Series, Inc.
DFA Investment Dimensions Group, Inc.	T. Rowe Price Blue Chip Growth Portfolio
DFA VA Global Bond Portfolio	T. Rowe Price Equity Income Portfolio
DFA VA International Small Portfolio	T. Rowe Price Mid-Cap Growth Portfolio
DFA VA International Value Portfolio	T. Rowe Price New America Growth Portfolio
DFA VA Large Value Portfolio
DFA VA Short-Term Fixed Portfolio	T. Rowe Price Fixed Income Series, Inc.
DFA VA Small Value Portfolio	T. Rowe Price Limited-Term Bond Portfolio
DWS Investments VIT Funds	T. Rowe Price International Series, Inc.
DWS Equity 500 Index VIP (Class A)	T. Rowe Price International Stock Portfolio
DWS Small Cap Index VIP (Class A)
Third Avenue Variable Series Trust
Fidelity Variable Insurance Products Funds	Third Avenue Value Portfolio
Fidelity VIP Balanced Portfolio (Initial Class)
Fidelity VIP Contrafund® Portfolio (Initial Class)	The Universal Institutional Funds, Inc.
Fidelity VIP Growth Portfolio (Initial Class)	UIF Emerging Markets Debt Portfolio (Class I)
Fidelity VIP Growth Opportunities Portfolio (Initial Class)	UIF Emerging Markets Equity Portfolio (Class I)
Fidelity VIP High Income Portfolio (Initial Class)	UIF U.S. Mid Cap Value Portfolio (Class I)
Fidelity VIP Money Market Portfolio (Initial Class)
Vanguard® Variable Insurance Fund
First Eagle Variable Funds, Inc.	Vanguard® VIF Balanced Portfolio
First Eagle Overseas Variable Fund	Vanguard® VIF Capital Growth Portfolio
Vanguard® VIF Diversified Value Portfolio
Ibbotson ETF Allocation Series	Vanguard® VIF Equity Income Portfolio
Ibbotson Aggressive Growth ETF Asset Allocation Portfolio (Class 1)	Vanguard® VIF Equity Index Portfolio
Ibbotson Balanced ETF Asset Allocation Portfolio (Class 1)	Vanguard® VIF Growth Portfolio
Ibbotson Conservative ETF Asset Allocation Portfolio (Class 1)	Vanguard® VIF High Yield Bond Portfolio
Ibbotson Growth ETF Asset Allocation Portfolio (Class 1)	Vanguard® VIF International Portfolio
Ibbotson Income and Growth ETF Allocation Portfolio (Class 1)	Vanguard® VIF Mid-Cap Index Portfolio
Vanguard® VIF Money Market Portfolio
Janus Aspen Series	Vanguard® VIF REIT Index Portfolio
Janus Aspen Flexible Bond Portfolio (Institutional Shares)	Vanguard® VIF Short-Term Investment-Grade Portfolio
Janus Aspen Forty Portfolio (Institutional Shares)	Vanguard® VIF Small Company Growth Portfolio
Janus Aspen International Growth Portfolio (Institutional Shares)	Vanguard® VIF Total Bond Market Index Portfolio
Janus Aspen Large Cap Growth Portfolio (Institutional Shares)	Vanguard® VIF Total Stock Market Index Portfolio
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)

ii

iii

iv

This Policy is not available in the State of New York.

v

POLICY BENEFITS/RISKS SUMMARY	Advantage IV

This summary describes the Policy’s important benefits and risks. More detailed information about the Policy appears later in this prospectus and in the Statement of Additional Information (“SAI”). For your convenience, we have provided a Glossary at the end of this prospectus that defines certain words and phrases used in this prospectus.

Policy Benefits

The Policy in General

•

The Advantage IV is an individual variable adjustable life insurance policy. The Policy gives you the potential for long-term life insurance coverage with the opportunity for tax-deferred cash value accumulation. The Policy’s cash value will increase or decrease depending on the investment performance of the subaccounts, the premiums you pay, the fees and charges we deduct, and the effects of any Policy transactions (such as transfers, loans and partial withdrawals).

•	Under Western Reserve’s current rules, the Policy will be offered to corporations and partnerships that meet the following conditions at issue:

•	A minimum of five (5) Policies are issued, each on the life of a different insured; or

•	The aggregate annualized first-year planned premium for all Policies is at least $100,000.

•

The Policy is designed to be long-term in nature in order to provide significant life insurance benefits. However, purchasing this Policy involves certain risks. You should consider the Policy in conjunction with other insurance you own. The Policy is not suitable as a short-term savings vehicle.

•

Separate Account. You may put the cash value in any of the subaccounts of the separate account. Each subaccount invests exclusively in one of the portfolios listed on the inside front cover of this prospectus and under “The Portfolios” section. Money you place in a subaccount is subject to investment risk, and its value will vary each day according to the investment performance of the portfolios in which the subaccounts invest.

•

Supplemental Benefits (Riders). The Term Life Insurance Rider is available under the Policy. If you choose to purchase this rider, we may deduct a charge for this rider from the Policy’s cash value as part of the monthly deduction. This rider may not be available in all states.

Flexible Premiums

•

You select a premium payment plan, but the plan is flexible – you are not required to pay premiums according to the plan. You must pay an initial premium before insurance coverage is in force. You can change the frequency and amount, within limits, and can skip premium payments. Unplanned premiums may be made, within limits.

•

You increase your risk of lapse if you do not regularly pay premiums; however, failing to pay premiums alone will not cause the Policy to lapse and paying the planned premiums will not guarantee that the Policy will remain in force. Under certain circumstances, extra premiums may be required to prevent lapse.

Free-Look Period

•

The free-look period generally expires 14 days after we mail the Policy or 10 days after the delivery of the Policy to you, but certain states may require a longer free-look period. Unless we receive information or are notified otherwise at our administrative office, we will deem the Policy delivered to you 4 days after we mail the Policy. You may return the Policy during this period and, depending upon the laws of the state governing your Policy (usually the state where you live), receive a refund of the greater of (a) the Policy’s cash value as of the date the Policy is returned or (b) the amount of premiums paid, less any partial withdrawals. Depending on the laws of the state governing your Policy (usually the state where you live), we will either allocate your net premium to the accounts you indicated on your application, or we will hold the premium in our general account until the end of the free-look period.

1

Variable Life Insurance Benefit

•

If the insured dies while the Policy is in force, we will pay a life insurance benefit to the beneficiary(ies). The amount of the life insurance benefit depends on the face amount of insurance you select (the “face amount”), the life insurance benefit option you choose, the tax compliance test you choose, and any additional insurance provided by riders you purchase.

•	Choice Among Life Insurance Benefit Options. You must choose one of three life insurance benefit options. We offer the following:

•	Option 1 is the greater of:

•	the face amount of the Policy, or

•	a limitation percentage, multiplied by the Policy’s cash value on the date of the insured’s death.

•	Option 2 is the greater of:

•	the face amount of the Policy plus the Policy’s cash value on the date of the insured’s death, or

•	a limitation percentage, multiplied by the Policy’s cash value on the date of the insured’s death.

•	Option 3 is the greater of:

•	the face amount of the Policy plus the cumulative premiums paid less cumulative partial withdrawals, or

•	a limitation percentage, multiplied by the Policy’s cash value on the date of the insured’s death.

We will reduce the life insurance benefit proceeds by any outstanding indebtedness and any due and unpaid charges. We will increase the life insurance benefit proceeds by any additional insurance benefits you add by rider. We may pay benefits under the Policy in a lump sum or under one of the settlement options set forth in the Policy.

The Policy allows you to choose between two life insurance tax compliance tests: the guideline premium test and the cash value accumulation test. You can choose either tax compliance test with any of the three life insurance benefit options. Your election may affect the amount of the life insurance benefit proceeds and the monthly deduction. Once chosen, the test may not be changed. You should consult a tax advisor when choosing a tax test.

•	Under current tax law, the life insurance benefit should generally be U.S. federal income tax free to the beneficiary. Other taxes, such as estate taxes, may apply.

•

Change in Life Insurance Benefit Option and Face Amount. After the first Policy year, you may change the life insurance benefit option or increase or decrease the face amount by sending a written request to our administrative office. Any increase in face amount will require proof of insurability and will result in additional charges. Changes in life insurance benefit options may require proof of insurability. We do not allow changes between life insurance benefit options 2 and 3. Changing the life insurance benefit option or the face amount may have tax consequences.

Cash Value

•

Cash value is the sum of your Policy’s value in each subaccount and the loan account. It is the starting point for calculating important values under the Policy, such as net cash value and the life insurance benefit. There is no guaranteed minimum cash value. The Policy may lapse if you do not have sufficient cash value in the Policy to pay the monthly deductions and/or any outstanding loan amount(s).

Transfers

•	You can transfer cash value among the subaccounts. You currently may make transfers in writing, or by fax to our administrative office.

•	We reserve the right to charge a $25 transfer processing fee for each transfer after the first 12 transfers in a Policy year.

•	An asset rebalancing program is available.

2

•	We reserve the right to impose severe restrictions on, or even eliminate the transfer privilege. See “Disruptive Trading and Market Timing.”

Loans

•

After the first Policy year (as long as your Policy is in force), you may take a loan against the Policy of up to 90% of the net cash value on that date. We may permit a loan before the first Policy anniversary for Policies issued pursuant to a transfer of cash values from another life insurance policy under Section 1035 (a) of the Internal Revenue Code (the “Code”). The minimum loan amount is $500.

•

For Policies issued on or after January 28, 2002, we currently charge interest of 4.70% annually in Policy Years 1-17 and 4.20% annually in Policy Years 18+, payable in arrears, on any outstanding indebtedness. This charge may increase, but is guaranteed not to exceed 6.00%. Interest is added to the amount of the loan to be repaid. Different current loan interest rates apply for Policies issued before January 28, 2002.

•	To secure the loan, we transfer a portion of your cash value to a loan account. The loan account is part of our general account. We will credit 4.00% interest annually on amounts in the loan account.

•

Loans may have tax consequences. In particular, Federal income taxes and a penalty tax may apply to loans you take from or secure by the Policy if it is a modified endowment contract. See “Federal Income Tax Considerations.”

Partial Withdrawals and Surrenders

•

You may take partial withdrawals of cash value after the first Policy year. The amount of the withdrawal must be at least $500, and the remaining net cash value following a withdrawal may not be less than $500.

•	We reserve the right to deduct a processing fee equal to $25 or 2% of the amount you withdraw (whichever is less) from the subaccounts.

•	The cash value and the net cash value will be reduced, as of the date of payment, by the amount of any partial withdrawal that you make and any processing fee.

•

If you select life insurance benefit option 1, a partial withdrawal will reduce the face amount by the amount of the withdrawal. If you select life insurance benefit option 2, a partial withdrawal will not reduce the face amount. If you select life insurance benefit option 3 and the partial withdrawal is greater than the sum of the premiums paid, the face amount is reduced by the amount of the partial withdrawal minus the sum of the premiums paid; otherwise the face amount is not reduced. In no event will the face amount be reduced below $25,000.

•

You may fully surrender the Policy at any time before the insured’s death. Life insurance coverage will end. You will receive the net cash value. There are no surrender charges on this Policy, but there is a deferred sales load.

•	A partial withdrawal or surrender may have tax consequences.

Tax Benefits

A Policy must satisfy certain requirements set forth in the Code in order to qualify as a life insurance Policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should generally satisfy the applicable Code requirements.

If the Policy satisfies the definition of life insurance under the Code, the life insurance benefit generally should be excludable from the taxable income of the recipient. In addition, you should not be deemed to be in constructive receipt of the cash value, and therefore should not be taxed on increases (if any) in the cash value until you take out a loan or partial withdrawal, surrender the Policy, or we pay the maturity benefit. Transfers between the subaccounts are not taxable transactions.

3

Personalized Illustrations

You may request personalized illustrations that reflect your own particular circumstances. These hypothetical illustrations may help you to:

•	understand the long-term effects of different levels of investment performances,

•	understand the charges and deductions under the Policy, and

•	compare the Policy to other life insurance policies.

These hypothetical illustrations also show the value of the annual premiums accumulated with interest and demonstrate that the net cash value may be low (compared to the premiums paid plus accumulated interest) especially if you surrender the Policy in the early Policy years. Therefore, you should not purchase the Policy as a short-term investment. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

Policy Risks

Investment Risks

You must allocate your Policy’s cash value to one or more subaccounts, which invest in a designated portfolio. You will be subject to the risk that the investment performance of the subaccounts will be unfavorable and that the cash value in your Policy will decrease. You could lose everything you invest and your Policy could lapse without value, unless you pay additional premiums.

Risk of Lapse

Your Policy may lapse if loans, partial withdrawals, the monthly deductions, and insufficient investment returns reduce the net cash value to zero. The Policy will enter a 62-day late period if on any monthly deduction day the net cash value (the cash value minus any outstanding indebtedness) is not enough to pay the monthly deduction due, and then your Policy will lapse unless you make a sufficient payment during the late period.

If you take a partial withdrawal or Policy loan, if you make changes in the life insurance benefit option or the face amount, or if you add, increase or decrease a rider, you may increase the risk of a lapse.

A Policy lapse may have adverse tax consequences.

You may reinstate this Policy within five years after it has lapsed (and before the insured reaches age 100), if the insured meets our insurability requirements and you pay the amount we require.

Tax Risks (Income Tax and MEC)

A Policy must satisfy certain requirements set forth in the Code in order to qualify as a life insurance Policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should generally satisfy the applicable Code requirements. In the absence of guidance, however, there is less certainty with respect to Policies issued on a substandard basis, particularly if you pay the full amount of premiums.

Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract (“MEC”) under federal tax laws. If a Policy is treated as a MEC, partial withdrawals, surrenders and loans will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on partial withdrawals, surrenders and loans taken before you reach age 59 1⁄2. All MECs that we (and/or our affiliates) issue to the same owner in the same calendar year are treated as one MEC for purposes of determining the amount includible in the owner’s income when taxable distribution occurs. If a Policy is not treated as a MEC, partial withdrawals, surrenders and loans generally will not be subject to tax to the extent of your investment in the Policy. Amounts in excess of your investment in the Policy, while subject to tax as ordinary income, will not be subject to a 10% penalty tax. See “Federal Income Tax Consequences.” You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

4

Loan Risks

A Policy loan, whether or not repaid, will affect cash value over time because we subtract the amount of the loan from the subaccounts and place that amount in the loan account as collateral. We then credit a fixed interest rate of 4.00% to the loan account. As a result, the loan account does not participate in the investment results of the subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts, the effect could be favorable or unfavorable.

We currently charge an annual interest rate on Policy loans of 4.70% in Policy years 1-17 and 4.20% in Policy years 18+, payable in arrears. This charge may increase, but it will not exceed 6.00%. Interest is added to the amount of the loan to be repaid.

A Policy loan could make it more likely that a Policy would lapse. Adverse tax consequences may result from a lapse, especially if the Policy is a non-MEC.

If a loan from a Policy is outstanding when the Policy is canceled or lapses, or if a loan is taken out and the Policy is a MEC, the amount of the outstanding indebtedness will be taxed as if it were a withdrawal from the Policy.

Risk of an Increase in Current Fees and Expenses

Certain fees and expenses currently are assessed at less than their guaranteed maximum levels. In the future, we may increase these current charges up to the guaranteed (that is, maximum) levels. If fees and expenses are increased, you may need to increase the amount and/or frequency of premiums to keep the Policy in force.

PORTFOLIO RISKS

A comprehensive discussion of the risks of each portfolio may be found in each portfolio’s prospectus. Please refer to the prospectuses for the portfolios for more information.

There is no assurance that any of the portfolios will achieve its stated investment objective.

5

FEE TABLES

The following tables describe the fees and expenses that are payable when buying and owning a Policy purchased on or after January 28, 2002. Policies issued before January 28, 2002 have different fees and expenses. If the amount of a charge depends on the personal characteristics of the insured or the owner, the fee table lists the minimum and maximum charges we assess under the Policy, as well as the fees and charges of a typical insured with the characteristics set forth in the table. These charges may not be typical of the charges you will pay.

The first table describes the fees and expenses that are payable when buying the Policy, paying premiums, making partial withdrawals from the Policy, taking loans or transferring Policy cash value among the subaccounts.

Transaction Fees
Charge	When Charge is deducted	Amount Deducted Maximum Guaranteed Charge the Policy Allows	Amount Deducted Current Charge at Time of Policy Issue
Percent of Premium Load	Upon receipt of premium	11.50% of each premium received up to the target premium[1] in all years; 4.50% of premium received in excess of target premium in policy year 1 and 7.50% of premium received in excess of target premium in Policy years 2+	11.50% of premium received up to target premium and 1.00% of premium received in excess of target premium in Policy year 1; 6.00% of premium received up to target premium and 0.50% of premium received in excess of target premium in Policy years 2-7; 2.10% of premium received up to target premium and 0.50% of premium received in Policy years 8-10 in excess of target premium; and 0.50% of all premium received in Policy years 11+
Partial Withdrawal Charge	Upon withdrawal	2.00% of the amount withdrawn, not to exceed $25.00	We do not currently impose the partial withdrawal charge
Transfer Charge	Upon each transfer beyond 12 transfers in any Policy year	$25.00 for each transfer in excess of 12 per Policy year	We do not currently impose the transfer charge
[1]

The “target premium” is not the planned premium that you intend to pay. The target premium is used only to calculate the percent of premium load. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract. Target premiums vary depending on the insured’s sex, issue age and underwriting class.

6

The table below describes the fees and expenses that a policy owner will pay periodically during the time that you own the Policy, not including portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses[1]
Charge	When Charge is Deducted	Amount Deducted Maximum Guaranteed Charge the Policy allows	Amount Deducted Current Charge at time of Policy Issue

Monthly Contract Charge	On the effective date and on each monthly deduction day	$16.50 per month in the first Policy year and $10.00 in Year 2+	$16.50 per month in the first Policy year and $4.00 in Year 2+

Cost of Insurance[2] (without extra ratings)	On the effective date and on each monthly deduction day

• Minimum Charge		$0.09 per month per $1000 of net amount at risk[3] (Female, Non-Tobacco, Age 20, Medical Issue)	$0.0138 per month per $1000 of net amount at risk (Female, Non-Tobacco, Age 20, Medical Issue)

• Maximum Charge		$83.33 per month per $1000 of net amount at risk (Male, Tobacco, Age 99, Guaranteed Issue)	$33.04 per month per $1000 of net amount at risk (Male, Tobacco, Age 99, Guaranteed Issue)

• Charge for a Male, age 48, Guaranteed Issue, during the first Policy year		$0.50 per month per $1000 of net amount at risk	$0.11 per month per $1000 of net amount at risk
Mortality and Expense Risk Charge	On the effective date and on each monthly deduction day	0.90% (annually) of the average cash value on each valuation day	0.70% (annually) of the average cash value on each valuation day Policy years 1 – 17, and 0.20% (annually) of the average cash value on each valuation day in Policy years 18+

Deferred Sales Load	Annually, on each Policy anniversary during Policy years 2 – 7	1.50% of all premium received in Policy year 1	1.50% of the premium received up to target premium in Policy year 1, and 0.40% of premium received in excess of target premium in Policy year 1

7

Term Life Insurance Rider[4]	On the effective date (date of issue) and on each monthly deduction day
• Minimum Charge		$0.06 per month per $1000 of net amount at risk	$0.0138 per month per $1000 of net amount at risk

• Maximum Charge		$83.33 per month per $1000 of net amount at risk	$33.04 per month per $1000 of net amount at risk

• Charge for a Male, age 48, Guaranteed Issue		$0.50 per month per $1000 of net amount at risk	$0.11 per month per $1000 of net amount at risk

Loan Interest Spread[5]	On Policy anniversary or earlier, as applicable[6]	2.00% (annually)	0.70% (annually) in Policy years 1 – 17; 0.20% (annually) in Policy years 18+

[1]	Different charges apply to Policies issued before January 28, 2002.
[2]

Cost of insurance rates vary based on the insured’s age, sex, underwriting class and Policy duration. The cost of insurance charges shown in the table may not be representative of the charges you will pay. Your Policy’s specifications page will indicate the guaranteed cost of insurance charge applicable to your Policy. You can obtain more information about your cost of insurance charges by contacting your registered representative or the administrative office listed on the back cover.

[3]	The net amount at risk equals the life insurance benefit on a monthly deduction day, divided by 1.0032737, minus the cash value as of the monthly deduction day.
[4]

The charge for this rider varies based on the insured’s age, sex and underwriting class, and face amount or net amount at risk. Charges based on actual age may increase as the insured ages. The rider charges shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about your rider charges by contacting your registered representative or the administrative office listed on the back cover.

[5]

The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (guaranteed not to exceed a maximum of 6.00% annually) and the amount of interest we credit to the amount in your loan account (which is 4.00% annually).

[6]

While a Policy loan is outstanding, loan interest is charged in arrears on each Policy anniversary or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination, or the insured’s death. Different Policy loan interest rates apply to Policies issued before January 28, 2002.

The following table shows the lowest and highest total operating expenses (before any fee waiver or expense reimbursement) charged by any of the portfolios for the fiscal year ended December 31, 2007. These expenses may be different in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

8

Total Annual Portfolio Operating Expenses	Lowest	Highest
(total of all expenses that are deducted from portfolio assets, including management fees, distribution (12b-1) and other expenses)	0.14%	110.50%

Annual Portfolio Operating Expenses

(expenses deducted from portfolio assets)

The purpose of this table is to help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios for the fiscal year ended December 31, 2007 (except as noted in the footnotes). The information in this table (and in the footnotes thereto) was provided to Western Reserve by the applicable portfolio. Western Reserve has not independently verified such information. Expenses of the portfolios may be higher or lower in the future. For more information on the portfolio expenses described in this table, see the portfolio prospectuses, which accompany this prospectus. For information concerning compensation paid for the sale of the Policies, see “Sales of the Policies.”

Portfolio	Management Fees	Other Expenses	12b-1 Fees	Acquired Fund Fees and Expenses	Gross Total Annual Expenses	Fees and Expenses Contractually Waived or Reimbursed [29]	Total Net Annual Expenses
AIM V.I. Capital Appreciation Fund - Series I 1	0.61%	0.27%	N/A	N/A	0.88%	0.00%	0.88%
AIM V.I. Dynamics Fund - Series I [1]	0.75%	0.36%	N/A	N/A	1.11%	0.00%	1.11%
AIM V.I. Financial Services Fund - Series I [1]	0.75%	0.36%	N/A	N/A	1.11%	0.00%	1.11%
AIM V.I. Global Health Care Fund - Series I [1]	0.75%	0.32%	N/A	0.01%	1.08%	0.01%	1.07%
AIM V.I. Small Cap Equity Fund - Series I [2]	0.75%	0.37%	N/A	N/A	1.12%	0.00%	1.12%
AIM V.I. Technology Fund - Series I [1]	0.75%	0.35%	N/A	N/A	1.10%	0.00%	1.10%
AFIS Global Small Capitalization Fund (Class 2)	0.70%	0.03%	0.25%	N/A	0.98%	0.00%	0.98%
AFIS Growth Fund (Class 2)	0.32%	0.01%	0.25%	N/A	0.58%	0.00%	0.58%
AFIS International Fund (Class 2)	0.49%	0.03%	0.25%	N/A	0.77%	0.00%	0.77%
AFIS New World Fund (Class 2)	0.76%	0.06%	0.25%	N/A	1.07%	0.00%	1.07%
DFA VA Global Bond Portfolio	0.25%	0.06%	N/A	N/A	0.31%	0.00%	0.31%
DFA VA International Small Portfolio	0.50%	0.12%	N/A	N/A	0.62%	0.00%	0.62%
DFA VA International Value Portfolio	0.40%	0.07%	N/A	N/A	0.47%	0.00%	0.47%
DFA VA Large Value Portfolio	0.25%	0.03%	N/A	N/A	0.28%	0.00%	0.28%
DFA VA Short-Term Fixed Portfolio	0.25%	0.06%	N/A	N/A	0.31%	0.00%	0.31%
DFA VA Small Value Portfolio	0.50%	0.06%	N/A	N/A	0.56%	0.00%	0.56%
DWS Equity 500 Index VIP (Class A) [3,4]	0.19%	0.12%	N/A	N/A	0.31%	0.03%	0.28%
DWS Small Cap Index VIP (Class A) [3,5]	0.35%	0.15%	N/A	N/A	0.50%	0.03%	0.47%
Fidelity VIP Balanced Portfolio (Initial Class)	0.41%	0.16%	N/A	N/A	0.57%	0.00%	0.57%

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Fidelity VIP Contrafund® Portfolio (Initial Class) [6]	0.56%	0.09%	N/A	N/A	0.65%	0.00%	0.65%
Fidelity VIP Growth Portfolio (Initial Class) [6]	0.56%	0.09%	N/A	N/A	0.65%	0.00%	0.65%
Fidelity VIP Growth Opportunities Portfolio (Initial Class)	0.56%	0.12%	N/A	N/A	0.68%	0.00%	0.68%
Fidelity VIP High Income Portfolio (Initial Class)	0.57%	0.11%	N/A	N/A	0.68%	0.00%	0.68%
Fidelity VIP Money Market Portfolio (Initial Class)	0.23%	0.09%	N/A	N/A	0.32%	0.00%	0.32%
First Eagle Overseas Variable Fund [7]	0.75%	0.23%	0.25%	N/A	1.23%	0.00%	1.23%
Ibbotson Aggressive Growth ETF Asset Allocation Portfolio - Class 1 [8,9]	0.45%	77.53%	N/A	0.18%	78.16%	77.50%	0.66%
Ibbotson Balanced ETF Asset Allocation Portfolio - Class 1 [10,11]	0.45%	15.58%	N/A	0.18%	16.21%	15.55%	0.66%
Ibbotson Conservative ETF Asset Allocation Portfolio - Class 1 [12,13]	0.45%	109.87%	N/A	0.18%	110.50%	109.84%	0.66%
Ibbotson Growth ETF Asset Allocation Portfolio - Class 1 [14,15]	0.45%	43.12%	N/A	0.17%	43.74%	43.09%	0.65%
Ibbotson Income and Growth ETF Allocation Portfolio - Class 1 [16,17]	0.45%	40.85%	N/A	0.18%	41.48%	40.82%	0.66%
Janus Aspen Flexible Bond Portfolio (Institutional Shares) [18,19,20]	0.55%	0.06%	0.00%	0.01%	0.62%	0.00%	0.62%
Janus Aspen Forty Portfolio (Institutional Shares) [18,19,21]	0.64%	0.05%	0.00%	0.01%	0.70%	0.00%	0.70%
Janus Aspen International Growth Portfolio (Institutional Shares) [18,19]	0.64%	0.06%	0.00%	0.00%	0.70%	0.00%	0.70%
Janus Aspen Large Cap Growth Portfolio (Institutional Shares) [18,19]	0.64%	0.02%	0.00%	0.01%	0.67%	0.00%	0.67%
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares) [18,19]	0.64%	0.04%	0.00%	0.00%	0.68%	0.00%	0.68%
Janus Aspen Worldwide Growth Portfolio (Institutional Shares) [18,19,22]	0.65%	0.02%	0.00%	0.00%	0.67%	0.00%	0.67%
PIMCO VIT All Asset Portfolio (Administrative Class) [23]	1.02%	0.25%	N/A	N/A	1.27%	0.02%	1.25%
PIMCO VIT All Asset Portfolio (Institutional Class) [23]	0.87%	0.25%	N/A	N/A	1.12%	0.02%	1.10%
PIMCO VIT Low Duration Portfolio (Institutional Class) [23]	0.25%	0.25%	N/A	N/A	0.50%	0.00%	0.50%
PIMCO VIT Real Return Portfolio (Institutional Class) [23]	0.25%	0.25%	N/A	N/A	0.50%	0.00%	0.50%
PIMCO VIT Short-Term Portfolio (Institutional Class) [24]	0.25%	0.20%	N/A	N/A	0.45%	0.00%	0.45%
PIMCO VIT StocksPLUS® Growth and Income Portfolio (Institutional Class) [25]	0.25%	0.10%	N/A	N/A	0.35%	0.00%	0.35%
PIMCO VIT Total Return Portfolio (Institutional Class) [26]	0.25%	0.43%	N/A	N/A	0.68%	0.00%	0.68%
Royce Micro-Cap Portfolio	1.25%	0.06%	N/A	N/A	1.31%	0.00%	1.31%
Royce Small-Cap Portfolio	1.00%	0.08%	N/A	N/A	1.08%	0.00%	1.08%
T. Rowe Price Blue Chip Growth Portfolio	0.85%	0.00%	N/A	N/A	0.85%	0.00%	0.85%
T. Rowe Price Equity Income Portfolio	0.85%	0.00%	N/A	N/A	0.85%	0.00%	0.85%
T. Rowe Price Mid-Cap Growth Portfolio	0.85%	0.00%	N/A	N/A	0.85%	0.00%	0.85%

10

T. Rowe Price New America Growth Portfolio	0.85%	0.00%	N/A	N/A	0.85%	0.00%	0.85%
T. Rowe Price Limited-Term Bond Portfolio	0.70%	0.00%	N/A	N/A	0.70%	0.00%	0.70%
T. Rowe Price International Stock Portfolio	1.05%	0.00%	N/A	N/A	1.05%	0.00%	1.05%
Third Avenue Value Portfolio	0.90%	0.27%	N/A	N/A	1.17%	0.00%	1.17%
UIF Emerging Markets Debt Portfolio (Class I)	0.75%	0.31%	N/A	N/A	1.06%	0.00%	1.06%
UIF Emerging Markets Equity Portfolio (Class I)	1.21%	0.37%	N/A	N/A	1.58%	0.00%	1.58%
UIF U.S. Mid Cap Value Portfolio (Class I)	0.72%	0.29%	N/A	N/A	1.01%	0.00%	1.01%
Vanguard® VIF Balanced Portfolio	0.14%	0.10%	N/A	N/A	0.24%	0.00%	0.24%
Vanguard® VIF Capital Growth Portfolio	0.24%	0.18%	N/A	N/A	0.42%	0.00%	0.42%
Vanguard® VIF Diversified Value Portfolio	0.24%	0.16%	N/A	N/A	0.40%	0.00%	0.40%
Vanguard® VIF Equity Income Portfolio	0.17%	0.11%	N/A	N/A	0.28%	0.00%	0.28%
Vanguard® VIF Equity Index Portfolio	0.10%	0.04%	N/A	N/A	0.14%	0.00%	0.14%
Vanguard® VIF Growth Portfolio	0.22%	0.15%	N/A	N/A	0.37%	0.00%	0.37%
Vanguard® VIF High Yield Bond Portfolio	0.15%	0.09%	N/A	N/A	0.24%	0.00%	0.24%
Vanguard® VIF International Portfolio	0.25%	0.19%	N/A	N/A	0.44%	0.00%	0.44%
Vanguard® VIF Mid-Cap Index Portfolio	0.19%	0.05%	N/A	N/A	0.24%	0.00%	0.24%
Vanguard® VIF Money Market Portfolio	0.11%	0.04%	N/A	N/A	0.15%	0.00%	0.15%
Vanguard® VIF REIT Index Portfolio	0.25%	0.05%	N/A	N/A	0.30%	0.00%	0.30%
Vanguard® VIF Short-Term Investment-Grade Portfolio	0.11%	0.04%	N/A	N/A	0.15%	0.00%	0.15%
Vanguard® VIF Small Company Growth Portfolio	0.21%	0.15%	N/A	N/A	0.36%	0.00%	0.36%
Vanguard® VIF Total Bond Market Index Portfolio	0.11%	0.05%	N/A	N/A	0.16%	0.00%	0.16%
Vanguard® VIF Total Stock Market Index Portfolio [27,28]	0.11%	0.05%	N/A	N/A	0.16%	0.00%	0.16%

1

The Fund’s advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses of Series I shares to 1.30% of average daily net assets. The expense limitation agreement is in effect through at least April 30, 2009.

2

The Fund’s advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses of Series I shares to 1.15% of average daily net assets. This expenses limitation agreement is in effect through at least April 30, 2009.

3	Includes 0.10% administration fee.
4

Through April 30, 2009, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses so that the total annual operating expenses of the portfolio will not exceed 0.28% for Class A shares, excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest.

5

Through April 30, 2009, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay operating expenses of the portfolio to the extent necessary to maintain the portfolio’s total annual operating expenses at 0.47% for Class A shares, excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest.

6

A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund’s expenses. In addition, through arrangements with the fund’s custodian, credits realized as a result of uninvested cash balances are used to reduce the fund’s custodian expenses. Including these reductions, the total class operating expenses would have been 0.64% These offsets may be discontinued at any time.

11

7

Other expenses reflect actual expenses during the fiscal year ended December 31, 2007; the largest of these were monies paid to parties providing transfer agency services to the Fund, including those provided by insurance companies maintaining omnibus accounts with the Fund and acting as sub-transfer agents on behalf of their Variable Contract holders.

8

The Portfolio’s shareholders indirectly bear the expenses of the Underlying ETFs in which the Portfolio invests. The Portfolio’s indirect expenses of investing in the Underlying ETFs represents the Portfolio’s pro rata portion of the cumulative expenses charged by the Underlying ETFs based on the Portfolio’s average invested balance in each Underlying ETF, the number of days invested, and each Underlying ETF’s net annual fund operating expenses for the fiscal period ending December 31, 2007. The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio’s financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in the Underlying ETFs. Excluding the indirect costs of investing in the Underlying ETFs, Total Annual Fund Operating Expenses for Class I are 77.98%.

9

The Adviser and Subadviser have contractually agreed to jointly waive its management fee and subadvisory fee, respectively, and/or reimburse expenses so that Total Annual Fund Operating Expenses, excluding acquired fund fees and expenses and extraordinary expenses, do not exceed a maximum of 0.48% of Class I shares average daily net assets through April 30, 2009. The addition of excluded expenses may cause the Portfolio’s Total Annual Fund Operating Expenses to exceed the maximum amounts of 0.48% for Class I agreed to by the Adviser and Subadviser.

10

The Portfolio’s shareholders indirectly bear the expenses of the Underlying ETFs in which the Portfolio invests. The Portfolio’s indirect expenses of investing in the Underlying ETFs represents the Portfolio’s pro rata portion of the cumulative expenses charged by the Underlying ETFs based on the Portfolio’s average invested balance in each Underlying ETF, the number of days invested, and each Underlying ETF’s net annual fund operating expenses for the fiscal period ending December 31, 2007. The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio’s financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in the Underlying ETFs. Excluding the indirect costs of investing in the Underlying ETFs, Total Annual Fund Operating Expenses for Class I are 16.03%.

11

The Adviser and Subadviser have contractually agreed to jointly waive its management fee and subadvisory fee, respectively, and/or reimburse expenses so that Total Annual Fund Operating Expenses, excluding acquired fund fees and expenses and extraordinary expenses, do not exceed a maximum of 0.48% of Class I shares average daily net assets through April 30, 2009. The addition of excluded expenses may cause the Portfolio’s Total Annual Fund Operating Expenses to exceed the maximum amounts of 0.48% for Class I agreed to by the Adviser and Subadviser.

12

The Portfolio’s shareholders indirectly bear the expenses of the Underlying ETFs in which the Portfolio invests. The Portfolio’s indirect expenses of investing in the Underlying ETFs represents the Portfolio’s pro rata portion of the cumulative expenses charged by the Underlying ETFs based on the Portfolio’s average invested balance in each Underlying ETF, the number of days invested, and each Underlying ETF’s net annual fund operating expenses for the fiscal period ending December 31, 2007. The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio’s financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in the Underlying ETFs. Excluding the indirect costs of investing in the Underlying ETFs, Total Annual Fund Operating Expenses for Class I are 110.32%.

13

The Adviser and Subadviser have contractually agreed to jointly waive its management fee and subadvisory fee, respectively, and/or reimburse expenses so that Total Annual Fund Operating Expenses, excluding acquired fund fees and expenses and extraordinary expenses, do not exceed a maximum of 0.48% of Class I shares average daily net assets through April 30, 2009. The addition of excluded expenses may cause the Portfolio’s Total Annual Fund Operating Expenses to exceed the maximum amounts of 0.48% for Class I.

14

The Portfolio’s shareholders indirectly bear the expenses of the Underlying ETFs in which the Portfolio invests. The Portfolio’s indirect expenses of investing in the Underlying ETFs represents the Portfolio’s pro rata portion of the cumulative expenses charged by the Underlying ETFs based on the Portfolio’s average invested balance in each Underlying ETF, the number of days invested, and each Underlying ETF’s net annual fund operating expenses for the fiscal period ending December 31, 2007. The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio’s financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in the Underlying ETFs. Excluding the indirect costs of investing in the Underlying ETFs, Total Annual Fund Operating Expenses for Class I are 43.57%.

15

The Adviser and Subadviser have contractually agreed to jointly waive its management fee and subadvisory fee, respectively, and/or reimburse expenses so that Total Annual Fund Operating Expenses, excluding acquired fund fees and expenses and extraordinary expenses, do not exceed a maximum of 0.48% of Class I shares average daily net assets through April 30, 2009. The addition of excluded expenses may cause the Portfolio’s Total Annual Fund Operating Expenses to exceed the maximum amounts of 0.48% for Class I agreed to by the Adviser and Subadviser.

12

16

The Portfolio’s shareholders indirectly bear the expenses of the Underlying ETFs in which the Portfolio invests. The Portfolio’s indirect expenses of investing in the Underlying ETFs represents the Portfolio’s pro rata portion of the cumulative expenses charged by the Underlying ETFs based on the Portfolio’s average invested balance in each Underlying ETF, the number of days invested, and each Underlying ETF’s net annual fund operating expenses for the fiscal period ending December 31, 2007. The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio’s financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in the Underlying ETFs. Excluding the indirect costs of investing in the Underlying ETFs, Total Annual Fund Operating Expenses for Class I are 41.30%.

17

The Adviser and Subadviser have contractually agreed to jointly waive its management fee and subadvisory fee, respectively, and/or reimburse expenses so that Total Annual Fund Operating Expenses, excluding acquired fund fees and expenses and extraordinary expenses, do not exceed a maximum of 0.48% of Class I shares average daily net assets through April 30, 2009. The addition of excluded expenses may cause the Portfolio’s Total Annual Fund Operating Expenses to exceed the maximum amounts of 0.48% for Class I agreed to by the Adviser and Subadviser.

18

The ‘‘Management Fee’’ is the investment advisory fee rate paid by each Portfolio to Janus Capital as of the end of the fiscal year. For Janus Aspen Worldwide Growth Portfolio, this fee may go up or down monthly based on the Portfolio’s performance relative to its benchmark index.

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‘‘Acquired Fund’’ means any underlying portfolio (including, but not limited to, exchange-traded funds) in which a Portfolio invests or has invested during the period. Total Annual Fund Operating Expenses shown may not correlate to each Portfolio’s ratio of gross expenses to average net assets appearing in the Financial Highlights tables, which reflect the operating expenses of a Portfolio and does not include Acquired Fund fees and expenses. Amounts less than 0.01%, if applicable, are included in Other Expenses.

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Annual Fund Operating Expenses are stated both with and without contractual expense waivers by Janus Capital. Janus Capital has contractually agreed to waive Janus Aspen Flexible Bond Portfolio total operating expenses (excluding brokerage commissions, interest, dividends, taxes, and extraordinary expenses including, but not limited to, acquired fund fees and expenses) to certain limits until at least May 1, 2009. The expense waivers shown reflect the application of such limits. The expense limits are detailed in the Statement of Additional Information (‘‘SAI’’).

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Dividends or interest on short sales, which are paid to the lender of borrowed securities, are considered Other Expenses. Such expenses will vary depending on whether the securities the Portfolio sells short pay dividends or interest and the amount of such dividends or interest. Including such short sale dividends of 0.02%, Other Expenses total 0.05%.

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Janus Aspen Worldwide Growth Portfolio pays an investment advisory fee rate that adjusts up or down based upon the Portfolio’s performance relative to its benchmark index during a measuring period. This fee rate, prior to any performance adjustment, is 0.60% for Janus Aspen Worldwide Growth Portfolio, and may go up or down by a variable of up to 0.15% (assuming constant assets) on a monthly basis. Any such adjustment to this fee rate commenced February 2007, and may increase or decrease the Management Fee. Refer to ‘‘Management Expenses’’ in the Prospectus for additional information with further description in the Statement of Additional Information (‘‘SAI’’).

23	“Other Expenses” reflect an administrative fee of 0.25%.
24	“Other Expenses” reflect an administrative fee of 0.20%.
25	“Other Expenses” reflect an administrative fee of 0.10%.
26	“Other Expenses” reflect an administrative fee of 0.25% and interest expense.
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Although the Portfolio is not expected to incur any net expenses directly, the Portfolio’s shareholders indirectly bear the expenses of the underlying Vanguard funds (the Acquired Funds) in which the Portfolio invests. This figure includes transaction costs (i.e. purchase and redemption fees), if any, imposed on the Portfolio by the Acquired Funds. See The Portfolio and Vanguard.

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The Total Annual Portfolio Operating Expensed shown in this table do not correlate to the expense ratio shown in the Financial Highlights table because that ratio does not included the Acquired Fund Fees and Expenses.

29

For certain portfolios, certain expenses were voluntarily reimbursed and/or certain fees were voluntarily waived during 2007. It is anticipated that these voluntary expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these voluntary arrangement, annual portfolio operating expenses would have been:

Portfolio	Management Fees	Other Expenses	12b-1 Fees	Acquired Fund Fees and Expenses	Gross Total Annual Expenses	Fees and Expenses Voluntarily Waived or Reimbursed	Total Net Annual Expenses
AFIS Global Small Capitalization Fund (Class 2) [30]	0.70%	0.03%	0.25%	N/A	0.98%	0.07%	0.91%

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AFIS Growth Fund (Class 2) [30]	0.32%	0.01%	0.25%	N/A	0.58%	0.03%	0.55%
AFIS International Fund (Class 2) [30]	0.49%	0.03%	0.25%	N/A	0.77%	0.05%	0.72%
AFIS New World Fund (Class 2) [30]	0.76%	0.06%	0.25%	N/A	1.07%	0.08%	0.99%

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The series’ investment adviser is currently waiving 10% of its management fee. The waiver may be discontinued at any time in consultation with the series’ board, but it is expected to continue at this level until further review. The series’ investment adviser and board intend to review the waiver as circumstances warrant. Management fees and total expenses do not reflect any waivers. Information regarding the effect of any waiver on total annual fund operating expenses can be found in the Financial Highlights table in the series’ prospectus and in the series’ annual report.

WESTERN RESERVE, THE SEPARATE ACCOUNT AND THE PORTFOLIOS

Western Reserve

Western Reserve Life Assurance Co. of Ohio is the insurance company issuing the Policy. Western Reserve’s main office is located at 570 Carillon Parkway, St. Petersburg, Florida 33716. Western Reserve’s administrative office for this Policy is located at 4333 Edgewood Rd. NE, Cedar Rapids, Iowa 52499. We are obligated to pay all benefits under the Policy.

The Separate Account

The separate account is a separate account of Western Reserve, established under Ohio law. We own the assets in the separate account, and we may use assets in the separate account to support other variable life insurance policies we issue. The separate account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).

The separate account is divided into subaccounts, each of which invests in shares of a specific life insurance fund portfolio. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses credited to, or charged against, a subaccount of the separate account reflect the subaccount’s own investment experience and not the investment experience of our other assets. The separate account’s assets may not be used to pay any of our liabilities other than those arising from the Policies and other variable life insurance policies we issue. If the separate account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

The Portfolios

The subaccounts of the separate account invest in shares of the corresponding portfolios. Each portfolio is part of a series fund which is registered with the SEC as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the SEC.

Each portfolio’s assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio has no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

Each portfolio’s investment objective(s), policies and investment adviser (and where applicable, the investment sub-adviser) are summarized below. There is no assurance that any portfolio will achieve its stated objective(s). An investment in a money market portfolio is neither insured nor guaranteed by the Federal Deposit Insurance

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Corporation or any government agency and, during periods of low interest rates, the yields of money market subaccounts may become extremely low and possibly negative. Certain portfolios may have investment objectives and policies similar to other mutual fund portfolios that are managed by the same investment adviser or sub-adviser that are available directly to the public (i.e., not through variable insurance products). The investment results of the portfolios, however, may be higher or lower than those of such other portfolios. We do not guarantee or make any representation that the investment results of the portfolios will be comparable to any other portfolio, even those with the same investment adviser or manager. You can find more detailed information about the portfolios, including a description of risks, in the portfolio prospectuses. You may obtain a free copy of the portfolio prospectuses by contacting us at 1-888-804-8461. You should read the portfolio prospectuses carefully.

A I M Variable Insurance Funds

managed by Invesco Aim Advisors, Inc.

The following affiliates of the advisor serve as sub-advisors to the fund:

AIM Funds Management Inc. (anticipates changing its name to Invesco Trimark Investment Management Inc. on or prior to December 31, 2008); Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited

•  A I M V.I. Capital Appreciation Fund – Series I Shares – The fund’s investment objective is growth of capital. The fund seeks to meet its objective by investing primarily in common stocks of companies of all market capitalizations.

•  A I M V.I. Dynamics Fund – Series I Shares – The fund’s investment objective is long-term capital growth. The fund seeks to meet its objective by investing, normally, at least 65% of its assets in equity securities of mid-capitalization companies.

•  A I M V.I. Financial Services Fund – Series I Shares – The fund’s investment objective is capital growth. The fund seeks to meet its objective by investing, normally, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of issuers engaged primarily in financial–related services.

•  A I M V.I. Global Health Care Fund – Series I Shares – The fund’s investment objective is capital growth. The fund seeks to meet its objective by investing, normally, at least 80% of its assets in securities of health care industry companies.

•  A I M V.I. Small Cap Equity Fund – Series I Shares – The fund’s investment objective is long-term growth of capital. The fund seeks to meet its objective by investing, normally, at least 80% of its assets in equity securities, including convertible securities of small-capitalization companies.

•  A I M V.I. Technology Fund – Series I Shares – The fund’s investment objective is capital growth. The fund seeks to meet its objective by investing, normally, at least 80% of its net assets, plus the amount of any borrowings, in equity securities of issuers engaged primarily in technology-related industries.

American Funds Insurance Series managed by Capital Research and Management Company	• AFIS Global Small Capitalization Fund (Class 2) seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world.

• AFIS Growth Fund (Class 2) seeks to make your investment grow by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

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•  AFIS International Fund (Class 2) seeks to make your investment grow over time by investing primarily in common stocks of companies located outside of the United States.

•  AFIS New World Fund (Class 2) seeks to make your investment grow over time by investing primarily in stocks of companies with significant exposure to countries with developing economies and/or markets.

DFA Investment Dimensions Group, Inc. advised by Dimensional Fund Advisors LP

•  DFA VA Global Bond Portfolio seeks to maximize total returns available from a universe of high quality fixed income instruments maturing in five years or less.

•  DFA VA International Small Portfolio is a no-load mutual fund designed to achieve long-term capital appreciation.

•  DFA VA International Value Portfolio is a no-load mutual fund designed to achieve long-term capital appreciation.

•  DFA VA Large Value Portfolio is a no-load mutual fund designed to capture the returns and diversification benefits of a broad cross-section of US value companies, on a market-cap weighted basis.

•  DFA VA Short-Term Fixed Portfolio seeks to achieve stable real value of capital with a minimum of risk.

•  DFA VA Small Value Portfolio is a no-load mutual fund designed to capture the returns and diversification benefits of a broad cross-section of US small value companies, on a market-cap weighted basis.

DWS Scudder Distributors, Inc. managed by Deutsche Investment Management Americas and the funds listed are subadvised by Northern Trust Investments, N.A.

•  DWS Equity 500 Index VIP (Class A) seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Standard & Poor’s 500 Composite Stock Price Index (the “S&P 500 Index”), which emphasizes stocks of large US companies. Under normal circumstances, the portfolio intends to invest at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the S&P 500 Index and in derivative instruments, such as futures contracts and options, that provide exposure to the stocks of companies in the S&P 500 Index. Deutsche Investment Management Americas is the Investment Advisor for the portfolio and Northern Trust Investments, N.A. is the subadvisor.

•  DWS Small Cap Index VIP (Class A) seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small US companies. Under normal circumstances, the portfolio intends to invest at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the Russell 2000 Index and in

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     derivative instruments, such as futures contracts and options, that provide exposure to the stocks of companies in the Russell 2000 Index. Deutsche Investment Management Americas is the Investment Advisor for the portfolio and Northern Trust Investments, N.A. is the subadvisor.

Fidelity Variable Insurance Products Funds (Initial Class) managed by Fidelity Management & Research Company

•  Fidelity VIP Balanced Portfolio (Initial Class) seeks income and capital growth consistent with reasonable risk.

•  Fidelity VIP Contrafund® Portfolio (Initial Class) seeks long-term capital appreciation.

•  Fidelity VIP Growth Portfolio (Initial Class) seeks to achieve capital appreciation.

•  Fidelity VIP Growth Opportunities Portfolio (Initial Class) seeks to provide capital growth.

•  Fidelity VIP High Income Portfolio (Initial Class) seeks a high level of current income, while also considering growth of capital.

•  Fidelity VIP Money Market Portfolio (Initial Class) seeks as high a level of current income as is consistent with the preservation of capital.

First Eagle Variable Fund advised by Arnhold and S. Bleichroeder Advisers, LLC	• First Eagle Overseas Variable Fund seeks long-term growth of capital.

Ibbotson ETF Allocation Series advised by ALPS Advisers, Inc.

•  Ibbotson Aggressive Growth ETF Asset Allocation Portfolio (Class 1) seeks to provide investors with capital appreciation.

•  Ibbotson Balanced ETF Asset Allocation Portfolio (Class 1) seeks to provide investors with capital appreciation and some current income.

•  Ibbotson Conservative ETF Asset Allocation Portfolio (Class 1) seeks to provide investors with current income and preservation of capital.

•  Ibbotson Growth ETF Asset Allocation Portfolio (Class 1) seeks to provide investors with capital appreciation.

•  Ibbotson Income and Growth ETF Asset Allocation Portfolio (Class 1) seeks to provide investors with current income and capital appreciation.

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Janus Aspen Series managed by Janus Capital Management LLC

•  Janus Aspen Flexible Bond Portfolio (Institutional Shares) seeks to obtain maximum total return, consistent with preservation of capital by investing, under normal circumstances, at least 80% of its assets in bonds.

•  Janus Aspen Forty Portfolio (Institutional Shares) seeks long-term growth of capital by investing primarily in a core group of 20 to 40 common stocks selected for their growth potential.

•  Janus Aspen International Growth Portfolio (Institutional Shares) seeks long-term growth of capital by investing under normal circumstances at least 80% of its net assets in securities of issuers from countries outside of the United States. The Portfolio normally invests in securities of issuers from several different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers. It may, under unusual circumstances, invest all of its assets in a single country. The Portfolio may have significant exposure to emerging markets.

•  Janus Aspen Large Cap Growth Portfolio (Institutional Shares) seeks long-term growth of capital in a manner consistent with the preservation of capital by investing, under normal circumstances, at least 80% of its net assets in common stocks of large-sized companies. Large-sized companies are those whose market capitalization falls within the range of companies in the Russell 1000® Index at the time of purchase.

•  Janus Aspen Mid Cap Growth Portfolio (Institutional Shares) seeks long-term growth of capital by investing under normal circumstances, at least 80% of its net assets in equity securities of mid-sized companies whose market capitalization falls, at the time of purchase, in the 12-month average of the capitalization range of the Russell Midcap® Growth Index.

•  Janus Aspen Worldwide Growth Portfolio (Institutional Shares) seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size located throughout the world. The Portfolio normally invests in issuers from several different countries, including the United States. The Portfolio may, under unusual circumstances, invest in a single country. The Portfolio may have significant exposure to emerging markets.

PIMCO Variable Insurance Trust managed by Pacific Investment Management Company LLC

•  PIMCO VIT All Asset Portfolio (Administrative Class) seeks maximum real return consistent with preservation of real capital and prudent investment management by investing its assets in shares of the PIMCO Funds and does not invest directly in stocks or bonds of other issuers.

•  PIMCO VIT All Asset Portfolio (Institutional Class) seeks maximum real return consistent with preservation of real capital and prudent investment management by investing substantially all of its assets in Institutional Class shares of some of the PIMCO Funds.

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•  PIMCO VIT Low Duration Portfolio (Institutional Class) seeks maximum total return, consistent with preservation of capital and prudent investment management.

•  PIMCO VIT Real Return Portfolio (Institutional Class) seeks maximum real return, consistent with preservation of real capital and prudent investment management.

•  PIMCO VIT Short-Term Portfolio (Institutional Class) seeks maximum current income, consistent with preservation of capital and daily liquidity by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities.

•  PIMCO VIT StocksPLUS® Growth and Income Portfolio (Institutional Class) seeks to achieve a total return which exceeds the total return performance of the S&P 500.

•  PIMCO VIT Total Return Portfolio (Institutional Class) seeks to maximize total return, consistent with preservation of capital and prudent investment management by investing under normal circumstances at least 65% of its assets in a diversified portfolio of Fixed Income instruments of varying maturities.

Royce Capital Fund managed by Royce & Associates, LLC

•  Royce Micro-Cap Portfolio seeks long-term growth of capital by investing its assets primarily in a broadly diversified portfolio of equity securities issued by micro-cap companies (companies with stock market capitalization less than $500 million).

•  Royce Small-Cap Portfolio seeks long-term growth of capital by investing its assets primarily in equity securities issued by small companies (companies with stock market capitalization less than $2.5 billion).

T. Rowe Price Equity Series, Inc. managed by T. Rowe Price Associates, Inc.

•  T. Rowe Price Blue Chip Growth Portfolio seeks to provide long-term growth of capital by investing in the common stocks of large and medium-sized blue chip growth companies; income is a secondary objective.

•  T. Rowe Price Equity Income Portfolio seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.

•  T. Rowe Price Mid-Cap Growth Portfolio seeks to provide long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth.

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•  T. Rowe Price New America Growth Portfolio seeks to provide long-term growth of capital by investing primarily in the common stocks of companies operating in sectors T. Rowe Price believes will be the fastest growing in the United States.

T. Rowe Price Fixed Income Series, Inc. managed by T. Rowe Price Associates, Inc.	• T. Rowe Price Limited-Term Bond Portfolio seeks a high level of income consistent with moderate fluctuations in principal value.

T. Rowe Price International Series, Inc. managed by T. Rowe Price International, Inc.	• T. Rowe Price International Stock Portfolio seeks long-term growth of capital through investments primarily in the common stocks of established non-U.S. companies.

Third Avenue Variable Series Trust managed by Third Avenue Management LLC

•  Third Avenue Value Portfolio seeks long-term capital appreciation. The Portfolio invests primarily in the securities of well-capitalized, well-managed companies which are available at a significant discount to what the Adviser believes is their intrinsic value.

The Universal Institutional Funds, Inc. managed by Morgan Stanley Investment Management Inc.

•  UIF Emerging Markets Debt Portfolio (Class I) seeks high total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.

•  UIF Emerging Markets Equity Portfolio (Class I) seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.

•  UIF U.S. Mid Cap Value Portfolio (Class I) seeks above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities.

Vanguard® Variable Insurance Fund

managed by the following:

Balanced and High Yield Bond – Wellington Management Company, LLP

Capital Growth – PRIMECAP Management Company

Diversified Value – Barrow, Hanley, Mewhinney & Strauss

•  Vanguard® VIF Balanced Portfolio seeks to conserve capital, while providing moderate income and moderate long-term growth of capital and income.

•  Vanguard® VIF Capital Growth Portfolio seeks to provide long-term growth of capital.

•  Vanguard® VIF Diversified Value Portfolio seeks to provide long-term growth of capital and a moderate level of dividend income.

•  Vanguard® VIF Equity Income Portfolio seeks to provide a relatively high level of current income and the potential for long-term growth of capital and income.

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Equity Income – Wellington Management Company and The Vanguard® Group

Equity Index, Mid-Cap Index, Total Stock Market Index and REIT Index – Vanguard®’s Quantitative Equity Group

Growth – Alliance Capital Management, L.P.

International – Schroder Investment Management North America Inc.

Money Market, Short-Term Investment-Grade and Total Bond Market Index – Vanguard®’s Fixed Income Group

Small Company Growth – Granahan Investment Management, Inc. and Grantham, Mayo, Van Otterloo & Co LLC

•  Vanguard® VIF Equity Index Portfolio seeks to provide long-term growth of capital and income by attempting to match the performance of a broad-based market index of stocks of large U.S. companies.

•  Vanguard® VIF Growth Portfolio seeks to provide long-term growth of capital by investing primarily in large-capitalization stocks of high-quality, seasoned U.S. companies with records or superior growth.

•  Vanguard® VIF High Yield Bond Portfolio seeks to provide a higher level of income by investing primarily in a diversified group of high-yielding, higher-risk corporate bonds with medium- and lower-range credit-quality ratings, commonly known as “junk bonds”.

•  Vanguard® VIF International Portfolio seeks to provide a long-term growth of capital by investing primarily in the stocks of seasoned companies located outside of the United States.

•  Vanguard® VIF Mid-Cap Index Portfolio seeks to provide long-term growth of capital by attempting to match the performance of a broad-based market index of stocks of medium-size U.S. companies.

•  Vanguard® VIF Money Market Portfolio seeks to provide income while maintaining liquidity and a stable share price of $1. An investment in the Portfolio is not insured or guaranteed by the FDIC or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $1 per share, it is possible to lose money by investing in the Portfolio.

•  Vanguard® VIF REIT Index Portfolio seeks to provide a high level of income and moderate long-term growth of capital.

•  Vanguard® VIF Short-Term Investment-Grade Portfolio seeks income while maintaining a high degree of stability of principal.

•  Vanguard® VIF Small Company Growth Portfolio seeks to provide long-term growth of capital by investing primarily in the stocks of smaller companies (which, at the time of purchase, typically have a market value of less than $1-$2 billion).

•  Vanguard® VIF Total Bond Market Index Portfolio seeks to provide a higher level of income by attempting to match the performance of a broad-based market index of publicly traded, investment-grade bonds.

•  Vanguard® VIF Total Stock Market Index Portfolio seeks to match the performance of a benchmark index that measures the investment return of the overall stock market.

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Selection of the Underlying Portfolios

The underlying portfolios offered through this product are selected by Western Reserve, and Western Reserve may consider various factors, including, but not limited to asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the portfolio can provide marketing and distribution support for the sale of the Policies. (For additional information on these arrangements, see “Revenue We Receive.”) We review the portfolios periodically and may remove a portfolio, or limit its availability to new premiums and/or transfers of cash value if we determine that a portfolio no longer satisfies one or more of the selection criteria, and/or if the portfolio has not attracted significant allocations from policy owners.

You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you, decisions regarding investment allocations should be carefully considered.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the portfolios that are available to you, including each fund’s prospectus, statement of additional information and annual and semi/annual reports. Other sources such as the fund’s website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a fund or portfolio. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the cash value of your Policy resulting from the performance of the portfolios you have chosen.

We do not recommend or endorse a particular portfolio and we do not provide investment advice.

Revenue We Receive

We (and our affiliates) may directly or indirectly receive payments from the portfolios, their advisers, subadvisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other services we (and our affiliates) provide and expenses we incur. We (and/or our affiliates) generally receive two types of payments:

•

Rule 12b-1 fees. We receive 12b-1 fees from the portfolios in the American Funds Insurance Series and First Eagle Overseas Portfolio. The fee received from American Funds Insurance Series and the First Eagle Overseas Portfolio is 0.25% of assets annually. All fees received by us are based on the average daily assets of the referenced portfolios that we hold in the subaccount for the Policies.

•

Administrative, Marketing and Support Service fees (“Service Fees”). The investment adviser, sub-adviser, administrators, and/or distributors (or affiliates thereof) of the portfolios may make payments to us and/or our affiliates, including Transamerica Capital, Inc. (“TCI”). These payments may be derived, in whole or in part, from the profits the investment adviser or sub-adviser receives from the advisory fee deducted from underlying portfolio assets. Policy owners, through their indirect investment in the portfolios, bear the costs of these advisory fees (see the prospectuses for the portfolios for more

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information). The amount of the payments we receive is based on a percentage of the assets of the particular portfolios attributable to the Policy and to certain other variable insurance products that our affiliates and we issue. These percentages differ and the amounts may be significant. Some advisers or sub-advisers (or other affiliates) pay us more than others.

The chart below provides the maximum combined percentages of 12b-1 fees and Service Fees that we anticipate will be paid to us on an annual basis:

Incoming Payments to us and TCI From the Funds

Fund	Maximum Fee % of assets*	Fund	Maximum Fee % of assets*

A I M Variable Insurance Funds	0.25%	Fidelity Variable Insurance Products Fund	0.05% after $100 million plus 0.05% after $150 million**

T. Rowe Price International Series, Inc.	0.15% after $25 million **	Janus Aspen Series	0.15% after $50 million**

PIMCO Variable Insurance Trust (Administrative Class)	0.25%	T. Rowe Price Equity Series, Inc.	0.15% after $25 million **

American Funds Insurance Series	0.25%	The Universal Institutional Funds, Inc.	0.25%

First Eagle Variable Fund	0.25%

*

Payments are based on a percentage of the average assets of each underlying portfolio owned by the subaccounts available under this Policy and under certain other variable insurance products offered by our affiliates and us.

**	We receive this percentage on specified subaccounts once a certain dollar amount of fund shares are held in those subaccounts of Western Reserve and its affiliates.

Proceeds from certain of these payments by the underlying funds, the advisers, the sub-advisers and/or their affiliates may be profit to us and may be used for any corporate purpose, including payment of expenses (1) that we and our affiliates incur in promoting, issuing, marketing and administering the Policies and (2) that we incur, in our role as intermediary, in promoting, marketing and administering the fund portfolios.

For further details about the compensation payments we make in connection with the sale of the Policies, see “Sale of the Policies” in this prospectus.

Your Right to Vote Portfolio Shares

Even though we are the legal owner of the portfolio shares held in the subaccounts, and we have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as policy owners instruct, so long as such action is required by law.

Before a vote of a portfolio’s shareholders occurs, you will receive voting materials in accordance with the procedures established for the portfolio. You will be instructed on how to vote and to return your proxy in a timely manner. Your number of votes is calculated separately for each subaccount and may include fractional votes. You hold a voting interest in each subaccount to which net premium or cash value is allocated. The number of votes for each subaccount is determined by dividing the Policy’s subaccount value by the net asset value per share of the portfolio in which that subaccount invests. The net asset value per share of each portfolio is the value for each share of a portfolio on any valuation day. The method of computing the net asset value per share is described in the prospectuses for the portfolios.

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If we do not receive voting instructions on time from some policy owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Accordingly, it is possible for a small number of policy owners (assuming there is a quorum) to determine the outcome of a vote, especially if they have large Policy values. Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, you will be advised of that action and the reasons we took such action in the next semi-annual report for the appropriate portfolio.

CHARGES AND DEDUCTIONS

This section describes the charges and deductions that we make under the Policy in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The fees and charges are expected to result in a profit to us.

Services and benefits we provide under the Policy:

•	the life insurance benefit, cash value and loan benefits;

•	investment options, including net premium allocations;

•	administration of elective options; and

•	the distribution of reports to owners.

Costs and expenses we incur:

•	costs associated with processing and underwriting applications and changes in face amount and riders;

•	expenses of issuing and administering the Policy (including any Policy riders);

•	overhead and other expenses for providing services and benefits and sales and marketing expenses, including compensation paid in connection with the sale of the Policies; and

•	other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state and local premium and other taxes and fees.

Risks we assume:

•	that the charges we may deduct may be insufficient to meet our actual claims because insureds die sooner than we estimate; and

•	that the costs of providing the services and benefits under the Policies may exceed the charges we are allowed to deduct.

Some or all of the charges we deduct are used to pay aggregate Policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

Percent of Premium Load

We will deduct certain expenses before we allocate the net premium payments you make to the subaccounts. The expenses deducted from your premium are intended to compensate us for sales expenses, including distribution costs and federal and state tax charges. Premium tax charges imposed by different states range from 0.00% to 3.50% of premiums. Although state premium taxes vary from state to state, the premium load will not vary with the state of residence of the owner.

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Target premium is the amount of premium used to determine the charge applied to premium payments. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract (“MEC”). Premiums paid in excess of target premium may have adverse tax consequences. Target premium varies depending on the insured’s sex, issue age, and underwriting class and is listed on your Policy’s specification page.

For Policies issued on or after January 28, 2002, the percent of premium load currently equals:

•	11.50% of premium received up to target premium and 1.00% of premium received in excess of target premium in Policy Year 1; and

•	6.00% of premium received up to target premium and 0.50% of premium received in excess of target premium in Policy years 2-7; and

•	2.10% of premium received up to target premium and 0.50% of premium received in excess of target premium in Policy years 8-10; and

•	0.50% of all premium received thereafter.

We can increase the percent of premium load, but the maximum percent of premium load deduction is 11.50% of each premium payment received up to target premium in all years; and 4.5% of each premium payment received in excess of target premium in Policy year 1 and 7.5% of each premium payment received in excess of target premium in all Policy years thereafter. Different charges apply to Policies issued before January 28, 2002.

Deferred Sales Load

On each Policy anniversary during Policy years 2-7, we deduct a percent of either the premium received in Policy year 1 or the decrease in premium in excess of target premium received in Policy year 1.

For Policies issued on or after May 1, 2001, the current deferred sales load equals:

•	1.50% of premium received up to target premium in Policy year 1 (for a cumulative total of 9% through Policy year 7); and

•	0.40% of premium received in excess of target premium in Policy year 1 (for a cumulative total of 2.4% through Policy year 7).

We can increase this charge, but the maximum deferred sales load is 1.50% of all premium received in Policy year 1 (for a cumulative total of 9% through Policy year 7). Different charges apply to Policies issued before May 1, 2001.

The payment of higher premium amounts during the first Policy year will result in higher amounts being subject to the deferred sales load in Policy years 2-7. When deciding upon the appropriate amount and timing of premium payments, you should consider the combined effect of the percent of premium load and the deferred sales load.

Monthly Deduction

We take a monthly deduction from the cash value on the effective date and on each monthly deduction day. We deduct this charge on a pro rata basis from all accounts (i.e., in the same proportion that the value in each subaccount bears to the total cash value on the monthly deduction day). Because portions of the monthly deduction (such as cost of insurance) can vary monthly, the monthly deduction will also vary.

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The monthly deduction is equal to:

•	the monthly contract charge; plus

•	the monthly cost of insurance charge for the Policy; plus

•	the monthly charge for any benefits provided by riders attached to the Policy; plus

•	a factor representing the mortality and expense risk charge.

Monthly Contract Charge:

•	This charge currently equals $16.50 each Policy month in the first Policy year and $4.00 each month thereafter.

•	We can increase this charge, but we guarantee this charge will never be more than $16.50 each month in the first Policy year and $10.00 each month thereafter.

•	This charge is used to cover administrative services relating to the Policy.

Monthly Cost of Insurance Charge:

•

We calculate and deduct this charge monthly. The charge is dependent upon a number of variables that cause the charge to vary from Policy to Policy and from monthly deduction day to monthly deduction day. We may calculate the cost of insurance rate separately for the face amount at issue and for any increase in face amount.

•	The monthly cost of insurance charge is equal to 1. multiplied by the result of 2. minus 3., where:

1.	is the monthly cost of insurance rate per $1,000 of insurance;

2.	is the number of thousands of dollars of life insurance benefit for the Policy (as defined by the applicable life insurance benefit Option 1, Option 2 or Option 3) divided by 1.0032737; and

3.

is the number of thousands of dollars of cash value as of the monthly deduction day (before this cost of insurance deduction), and after the mortality and expense risk charge, any applicable contract charge and the costs of any riders are subtracted.)

•	This charge is used to compensate us for the anticipated costs of paying the amount of the life insurance benefit that exceeds your cash value upon the death of the insured.

To determine the monthly cost of insurance rates, we refer to a schedule of current cost of insurance rates using the insured’s sex, age, risk class and number of years that the Policy or increment of face amount has been in force. As explained in detail above, we then multiply the cost of insurance rate (1. above) by the net amount at risk which is the life insurance benefit (2. above) minus the cash value (3. above). The factors that affect the net amount at risk include investment performance, payment of premiums and charges to the Policy. The actual monthly cost of insurance rates are primarily based on our expectations as to future mortality experience and expenses. We review the monthly cost of insurance rates on an ongoing basis (at least once every year) based on our expectations as to future mortality experience, investment earnings, persistency, taxes and other expenses. Any changes in cost of insurance rates are made on a uniform basis for insureds of the same class as defined by sex, age, risk class and Policy duration. The rates will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in your Policy.

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The guaranteed rates for standard classes are based on the 1980 Commissioners’ Standard Ordinary Mortality Tables, Male or Female (“1980 CSO Tables”). The guaranteed rates for substandard classes are based on multiples of or additions to the 1980 CSO Tables. To determine current cost of insurance rates, we place insureds into the following risk classes: tobacco habit, medical issue, simplified issue and guaranteed issue. Current cost of insurance rates for an insured issued under simplified or guaranteed issue are generally higher than rates for an insured of the same age, sex and tobacco status issued under medical issue. Cost of insurance rates for an insured in a non-tobacco class are less than or equal to rates for an insured of the same age and sex in a tobacco class. Cost of insurance rates for an insured in a non-tobacco or tobacco standard class is generally lower than guaranteed rates for an insured of the same age and sex and tobacco status in a substandard class.

We also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, we may offer Policies with unisex mortality tables to such prospective purchasers.

Optional Insurance Riders:

•	The monthly deduction will include charges for any optional insurance benefits you add to your Policy by rider.

Mortality and Expense Risk Charge:

•	We deduct a monthly charge, which accrues daily, from your cash value in each subaccount to compensate us for aggregate Policy expenses and mortality and expense costs we assume.

The charge is calculated as a percentage of the average cash value on each valuation day during the Policy month preceding the monthly deduction day. For Policies issued on or after January 28, 2002, the current mortality and expense risk charge is equivalent to:

•	An effective annual rate of 0.70% in Policy years 1-17; and

•	An effective annual rate of 0.20% thereafter.

Different charges apply to Policies issued prior to January 28, 2002. We may increase the charge, but the maximum mortality and expense risk charge is equivalent to an effective annual rate of 0.90% in all Policy years.

The mortality risk is that the insureds as a group will die sooner than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.

If this charge combined with other Policy charges does not cover our total actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits for any corporate purpose, including distribution or other costs.

Administrative Charges

Partial Withdrawal Charge

•	After the first Policy year, you may make a partial withdrawal.

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•	When you make a partial withdrawal, we reserve the right to charge a processing fee of $25 or 2% of the amount you withdraw, whichever is less.

•	We currently do not impose this charge.

•	We deduct this amount from the withdrawal on a pro-rata basis from the subaccounts unless we may otherwise require or agree.

•	We will not increase this charge.

Loan Interest

•	Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear the same interest rate.

•

If you purchased your Policy after January 28, 2002, we currently charge you an annual interest rate on a Policy loan of 4.70% in Policy years 1-17 and 4.20% in Policy years 18+. Different loan interest rates apply for Policies purchased before January 28, 2002.

•	After offsetting the 4.00% interest we credit to amounts in the loan account, the net cost of loans currently is 0.70% (annually) in Policy years 1-17 and 0.20% (annually) in Policy years 18+.

•

The maximum guaranteed interest rate we will charge for a Policy loan is 6.00% (annually). After offsetting the 4.00% interest we credit to amounts in the loan account, the maximum net cost of loans is 2.00% (annually).

•	We may declare various lower Policy loan interest rates.

When you take a loan, we will withdraw an amount equal to the requested loan plus interest in advance for one year from each of the subaccounts on a pro-rata basis, unless you specify a different allocation by written notice to our administrative office.

Transfer Charge

•	We currently allow you to make any number of transfers each year free of charge.

•	We reserve the right to charge $25 for each transfer over 12 during a Policy year.

•	For purposes of assessing the transfer charge, each written request of transfer, regardless of the number of subaccounts affected by the transfer, is considered a single transfer.

•	We deduct the transfer charge from the amount being transferred.

•	Transfers due to automatic asset rebalancing, loans or expiration of the free-look period do not count as transfers for the purpose of assessing this charge.

•	We will not increase this charge.

•	We may impose severe restrictions on, or even eliminate, the transfer privilege at any time, without notice. See “Disruptive Trading and Market Timing” below under “TRANSFERS.”

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Taxes

We currently do not make any deductions for taxes from the separate account. We may do so in the future if such taxes are imposed or are increased by federal or state agencies.

Portfolio Expenses

The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of the net assets of the corresponding portfolio in which the subaccount invests. The total portfolio fees and expenses ranged from 0.14% to 110.50% in 2007. Portfolio fees and expenses may be higher in the future. See the Annual Portfolio Operating Expenses table in this prospectus, and the fund prospectuses.

A portfolio may assess a redemption fee of up to 2% on subaccount assets that are redeemed out of the portfolio in connection with a withdrawal or transfer. Each portfolio determines whether to have a redemption fee, the amount of the redemption fee, and when the fee is imposed. The redemption fee is retained by or paid to the portfolio and is not retained by us. We will administer any redemption fees and deduct them from your cash value. For more information on each portfolio’s redemption fee, see the portfolio prospectus.

THE POLICY

Ownership Rights

The Policy belongs to the owner named in the application. The insured is the owner unless the application specifies a different owner. The owner may exercise all of the rights and options described in the Policy while the insured is living. The principal rights an owner may exercise are:

•	to designate or change beneficiaries;

•	to receive amounts payable before the death of the insured;

•

to assign the Policy (if you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment, and there may be tax consequences);

•	to change the owner of this Policy (there may be tax consequences);

•	to change the face amount and life insurance benefit option of this Policy (subject to limitations and restrictions); and

•	to select the tax test – guideline premium test or the cash accumulation test – applicable to the Policy on the Policy application. Once selected, the test may not be changed.

No designation or change in designation of an owner will take effect unless we receive a written request at our administrative office. When received, the request will take effect as of the date it was signed, subject to payment or other action taken by us before it was received. A change of owner may have significant tax consequences and you should consult a tax advisor before making an ownership change.

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Modifying the Policy

Any modifications or waiver of any rights or requirements under the Policy must be in writing and signed by our president or secretary, one of our vice presidents or officers. No agent may bind us by making any promise not contained in the Policy.

Upon notice to you, we may modify the Policy:

•	to make the Policy, the separate account or our operations comply with any law or regulation issued by a governmental agency to which we are subject; or

•	to assure continued qualification of the Policy under the Code or other federal or state laws relating to variable life insurance policies; or

•	to reflect a change (permitted by the Policy) in the operation of the separate account; or

•	to provide additional subaccounts and/or fixed account options.

If any modifications are made, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, the Policy provides that such provision be deemed to be amended to conform with such laws.

Purchasing a Policy

We will offer the Policy to corporations and partnerships that meet the following conditions at issue:

•	A minimum of five Policies are issued, each on the life of a different insured; or

•	The aggregate annualized first-year planned periodic premium for all Policies is at least $100,000.

To purchase a Policy, you must submit a complete application and an initial premium to us at our administrative office through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with Transamerica Capital, Inc., the principal underwriter for the Policy and us.

Our current minimum face amount of a Policy is generally $25,000.

We will generally only issue a Policy to you if you provide sufficient evidence that the insured meets our insurability standards. Your application is subject to our underwriting rules, and we may reject any application for any reason permitted by law. We will not issue a Policy if the insured is over age 75. The insured must be insurable and acceptable to us under our underwriting rules on the later of:

•	the date of your application; or

•	the date the insured completes all of the medical tests and examinations that we require.

Replacement of Existing Insurance

It may not be in your best interest to surrender, lapse, borrow from existing life insurance policies or annuity contracts, or exchange one life insurance policy for another covering the same insured in a “tax-free exchange” under Section 1035 of the Code in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should not replace your existing life insurance policy unless you determine this Policy is better for you. You may have to pay a surrender charge on your existing life insurance policy, other charges may be higher (or lower) and the benefits may be different. If you surrender your existing life insurance policy for cash and then buy this Policy, you may have to pay a tax, including a possible penalty tax, on the

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surrender. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

If you contemplate exchanging your existing life insurance policy for the Policy, you should consult a tax advisor to discuss the potential tax effects of such a transaction. See “Federal Income Tax Considerations.”

Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy in an exchange may be delayed until we receive that premium.

When Insurance Coverage Takes Effect

Insurance coverage under the Policy will take effect only if the insured is alive and in the same condition of health as described in the application when the Policy is delivered to the owner, and if the initial premium required under the Policy as issued is paid and received at the administrative office.

Free-Look Period

You may cancel your Policy for a refund during the “free-look period” by returning it to us at our administrative office or to the sales representative who sold it to you. The free-look period generally expires 14 days after we mail the Policy or 10 days after the delivery of the Policy to you, but certain states may require a longer free-look period. Unless we receive information or are notified otherwise, the Policy will be deemed delivered to you 4 days after we mail the Policy. If you decide to cancel your Policy, we will treat the Policy as if it had never been issued. Within 7 calendar days after receiving the returned Policy, we will refund an amount equal to the greater of:

•	the cash value as of the date the Policy is returned; or

•	the premiums paid less any partial withdrawals.

Under ordinary circumstances we will refund the premiums paid less partial withdrawals.

Backdating a Policy

If you request, we may backdate a Policy by assigning an effective date earlier than the date the Policy is issued. However, in no event will we backdate a Policy earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, we will amend your application.

Cost of insurance charges are based in part on the insured’s age on the effective date. Generally, cost of insurance charges are lower at a younger age. We will deduct the monthly deductions, including cost of insurance charges, for the period that the Policy is backdated. This means that while the monthly deduction may be lower than what would have been charged had we not backdated the Policy, you will be paying for insurance during a period when the Policy was not in force.

POLICY FEATURES

Premiums

Allocating Premiums

In the application for a Policy, you must instruct us on how to allocate your net premium among the subaccounts. You must follow these guidelines:

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•	allocation percentages must be in whole numbers; and

•	if you select asset rebalancing, the cash value of your Policy, if an existing Policy, or your minimum initial premium, if a new Policy, must be at least $10,000.

The initial “net premium” will be allocated to the general account during the free-look period and will earn interest at an annual rate (minimum 4%) that we declare. The free-look period generally expires 14 days after we mail the Policy or 10 days after the delivery of the Policy to you, but certain states may require a longer free-look period. At the end of the free-look period, we will allocate the net premium, including interest earned during the free-look period, to the subaccounts that you have chosen on your application. Where not specified, your net premium will be allocated to a money market subaccount.

Currently, you may change the allocation instructions for additional premium payments without charge at any time by writing us at our administrative office or faxing us at 319-355-2378 Monday - Friday 8:00 a.m. – 4:30 p.m. Central time. The change will be effective at the end of the valuation day on which we receive the change. Upon instructions from you, the registered representative/agent of record for your Policy may also change your allocation instructions for you. The minimum amount you can allocate to a particular subaccount is 1.0% of a net premium payment. We reserve the right to limit the number of premium allocation changes.

Whenever you direct money into a subaccount, we will credit your Policy with the number of units for that subaccount that can be bought for the dollar payment. We price each subaccount unit on each valuation day using the unit value determined at the closing of the regular business session of the New York Stock Exchange (“NYSE”) (usually at 4:00 p.m. Eastern time). We will credit amounts to the subaccounts only on a valuation day, that is, on a date the NYSE is open for trading. Your cash value will vary with the investment experience of the subaccounts in which you invest. You bear the investment risk for amounts you allocate to the subaccounts.

Certain subaccounts may impose restrictions on allocations. If a selected subaccount is not available, amounts will be held in suspense and allocated to the selected subaccount once available, generally within two days of the request.

You should periodically review how your cash value is allocated among the subaccounts because market conditions and your overall financial objectives may change.

Premium Flexibility

You generally have flexibility to determine the frequency and the amount of the premiums you pay. Unlike conventional insurance policies, you do not have to pay your premiums according to a rigid and inflexible premium schedule. Before we issue the Policy to you, we may require you to pay an initial premium. Thereafter, up to age 100 (subject to the limitations described below), you may make unscheduled premium payments at any time and in any amount. When making premium payments in the first year, you should consider the effect of the percent of premium load (because we deduct a higher percentage during the first Policy year than in subsequent Policy years) and the annual deferred sales load (because this charge is based on a percentage of premium received in the first Policy year). Under some circumstances, you may be required to pay extra premiums to prevent a lapse.

Planned Periodic Payments

You will determine a planned periodic payment schedule, which allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount, frequency and time period over which you make your planned periodic payments. Please be sure to notify us or your agent/registered representative of any address changes so that we may be able to keep your current address on record.

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Even if you make your planned periodic payments in full and on schedule, your Policy may still lapse. The duration of your Policy depends on the Policy’s net cash value. If the net cash value is not high enough to pay the monthly deduction when due, your Policy will lapse (unless you make the payment we specify during the late period). See “Policy Lapse and Reinstatement.”

Premium Limitations

Premium payments may be in any amount ($1,000 minimum if by wire). We will not allow you to make any premium payments that would cause the total amount of the premiums you pay to exceed the current maximum premium limitations, which qualify the Policy as life insurance according to federal tax laws. If you make a payment that would cause your total premiums to be greater than the maximum premium limitations, we will return the excess portion of the premium payment. We will not permit you to make additional premium payments until they are allowed by the maximum premium limitations. In addition, we reserve the right to refund a premium if the premium would increase the life insurance benefit by more than the amount of the premium. If you choose the guideline premium test, there are additional premium limitations.

Making Premium Payments

We will consider any payments you make to be premium payments. While there is indebtedness, we will treat payments made as premium payments unless you indicate that the payment is a loan repayment. We will deduct certain charges from your premium payments. We will accept premium payments by check or money order made out to Western Reserve Life Assurance Co. of Ohio. As an accommodation to you, we will accept initial and subsequent premium payments ($1,000 minimum) by wire transfer. You must send a simultaneous fax transmission to 319-355-2378 notifying us of the wire transfer. For an initial premium, we also need a completed application to accompany the fax. If the allocation instructions on the original application we receive at a later date are different from those designated on the fax, we will reallocate the initial premium on the first valuation day on or following the date the policy is issued, according to the allocation instructions in the application with an original signature. If we do not receive a simultaneous fax, or if we receive a fax of an incomplete application, we will apply premium at the unit value determined on the day we receive at our administrative office an appropriate fax or a completed application.

If you wish to make payments by wire transfer, you should instruct your bank to wire federal funds as follows:

M & T Bank
ABA #022000046
For credit to: Western Reserve Life Assurance Co. of Ohio
Account #: 89487643
Include your name and Policy number on all correspondence

TRANSFERS

General

You or your agent/registered representative of record may make transfers among the subaccounts. You will be bound by any transfers made by your agent/registered representative. We determine the amount you have available for transfers at the end of the valuation period when we receive your transfer request at our administrative office. We may, at any time, discontinue or severely restrict transfer privileges, modify our procedures, or limit the number of transfers we permit. The following features apply to transfers under the Policy:

•	You may request transfers in writing (in a form we accept), or by fax to our administrative office.

•	The minimum amount that may be transferred is the lesser of $500 or the value of all remaining accumulation units in the subaccount.

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•

The minimum amount that must remain in a subaccount after a transfer is $500. If the value of the remaining accumulation units in a subaccount would be less than $500, we have the right to include that amount as part of the transfer.

•	We reserve the right to deduct a $25 charge from the amount transferred for each transfer in excess of 12 transfers in a Policy year.

•	Transfer charges will be deducted on a pro-rata basis from each subaccount from which a transfer was made.

•	We consider all transfers made in any one day to be a single transfer.

•	Transfers resulting from loans, asset rebalancing, and the reallocation of cash value immediately after the free-look period, are not treated as transfers for the purpose of the transfer charge.

•

Certain subaccounts may impose restrictions on transfers. If a selected subaccount is not available, the transfer will be made into the selected subaccount once available, generally within two days of the request.

Disruptive Trading and Market Timing

Statement of Policy. This variable insurance Policy was not designed for the use of market timers or frequent or disruptive traders. Such transfers may be harmful to the underlying fund portfolios and increase transaction costs.

Market timing and disruptive trading among the subaccounts can cause risks with adverse effects for other policy owners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include:

(1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

(2) an adverse effect on portfolio management, such as:

(a)	impeding a portfolio manager’s ability to sustain an investment objective;

(b)	causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or

(c)	causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and

(3) increased brokerage and administrative expenses.

These costs are borne by all policy owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying

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fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other policy owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by standard United States Postal Service First Class mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some policy owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers;

•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that, some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

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Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policy owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to deter or detect market timing or disruptive trading by such policy owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders which we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter market timing or other harmful trading that may adversely affect other policy owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares redeemed within a certain time after purchase. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Policy owners should be aware that we may not have the contractual ability or the operational capacity to monitor policy owners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. Accordingly, policy owners and other persons who have material rights under our variable insurance products should assume that any protection they may have against potential harm from market timing and disruptive trading is the protection, if any, provided by the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading in certain subaccounts.

Policy owners should be aware that, upon written request by a fund or its designee, we are required to provide the fund with information about an individual policy owner and the policy owner’s trading activities in and out of one or more portfolios of the fund. In addition, a fund may require us to restrict or prohibit a policy owner’s purchases and exchanges of shares of a specified portfolio if the fund identifies such policy owner as violating the frequent trading policies established for that portfolio. Please read the fund’s prospectuses for information about restrictions on transfers.

Omnibus Order. Policy owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose

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variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Transfer Procedures

To make a transfer via fax, send your instructions to 319-355-2378 Monday - Friday 8:00 a.m. – 4:30 p.m. Central time.

Please note the following regarding fax transfers:

•	We will employ reasonable procedures to confirm that fax instructions are genuine.

•	Fax orders must be received at our administrative office before 4:00 p.m. Eastern time to receive same-day pricing of the transaction.

•	We will not be responsible for same-day processing of transfers if faxed to a number other than 319-355-2378.

•

We will not be responsible for any transmittal problems when you fax us your order unless you report it to us within five business days of receipt of confirmation of fax transmittal and send us proof of your fax transmittal.

•	We may discontinue this option at any time.

We cannot guarantee that faxed transactions will always be available. For example, our administrative office may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of faxes is unusually high, we might not have someone immediately available to receive your order at our administrative office. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

We will process any transfer order we receive at our administrative office before the NYSE closes (usually 4:00 p.m. Eastern time) using the subaccount unit value determined at the end of that session of the NYSE. If we receive the transfer order after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular business session of the NYSE.

Asset Rebalancing Program

We offer an asset rebalancing program under which you may transfer amounts periodically to maintain a particular percentage allocation among the subaccounts you have selected. Cash value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the cash value in the subaccounts at the end of each period to match your Policy’s currently effective premium allocation schedule. This program is intended to transfer cash value from subaccounts that have increased in value to subaccounts that have declined in value. Over time, this method of investment may help you buy low and sell high. This program does not guarantee gains or protect against losses. You may still have losses.

You may elect asset rebalancing to occur on each quarterly, semi-annual or annual anniversary of the effective date. Once we receive the asset rebalancing request form at our administrative office, we will effect the initial rebalancing of cash value on the next such anniversary, in accordance with the Policy’s current net premium allocation schedule. You may modify your allocations quarterly. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day that the NYSE is open.

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To start asset rebalancing:

•	you must submit to us at our administrative office a completed asset rebalancing request form signed by the policy owner; and

•	you must have a minimum cash value of $10,000 or make a $10,000 initial premium payment.

There is no charge for the asset rebalancing program. Reallocations we make under the program will not count toward your 12 free transfers each year.

Asset rebalancing will cease if:

•	we receive your request to discontinue participation at our administrative office;

•	you make any transfer to or from any subaccount other than under a scheduled rebalancing; or

•	you elect to participate in any asset allocation services provided by a third party.

You may start and stop participation in the asset rebalancing program at any time, but we reserve the right to restrict your right to re-enter the program to once each Policy year. If you wish to resume the asset rebalancing program, you must complete a new request form. We may modify, suspend, or discontinue the asset rebalancing program at any time.

Third Party Asset Allocation Services

We may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ. These independent third parties may or may not be appointed Western Reserve agents for the sale of Policies. Western Reserve does not engage any third parties to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with Western Reserve for the sale of Policies. Western Reserve therefore takes no responsibility for the investment allocations and transfers transacted on your behalf by such third parties or any investment allocation recommendations made by such parties. Western Reserve does not currently charge you any additional fees for providing these support services. Western Reserve reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.

Note carefully:

•	Western Reserve does not offer, and does not engage any third parties to offer, investment allocation services of any type for use with the Policy.

•	Western Reserve is not party to any agreement that you may have with any third parties that offer investment allocation services for use with your Policy.

•	Any fee that is charged by third parties offering investment allocation services for use with your Policy is in addition to the fees and expenses that apply under your Policy.

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POLICY VALUES

Cash Value

Your Policy’s cash value:

•

Varies from day to day, depending on the investment experience of the subaccounts you choose, the charges deducted and any other Policy transactions (such as additional premium payments, transfers, withdrawals and Policy loans).

•	Serves as the starting point for calculating values under a Policy.

•	Equals the sum of all values in each subaccount and the loan account.

•	Is determined on the effective date and on each valuation day.

•	Has no guaranteed minimum amount and may be more or less than premiums paid.

Net Cash Value

The net cash value is the amount we pay when you surrender your Policy. We determine the net cash value at the end of the valuation period when we receive your written surrender request at our administrative office.

Net cash value on any valuation date equals:

•	the cash value as of such date; minus

•	any outstanding indebtedness (Policy loan amount plus any accrued interest).

Subaccount Value

Each subaccount’s value is the cash value in that subaccount. At the end of the free-look period, the subaccount value is equal to the amount of the initial net premium allocated to that subaccount, including any interest earned during the free-look period. At the end of any other valuation period, the subaccount’s value is equal to that part of the net premiums allocated to the subaccount and any cash value transferred to the subaccount, adjusted by fees and charges, interest income, dividends, net capital gains or losses, realized or unrealized, and decreased by partial withdrawals and any cash value transferred out of the subaccount.

Accumulation Units

Every time you allocate premium, transfer or withdraw money to or from a subaccount, we convert that dollar amount into accumulation units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer or partial withdrawal by the accumulation unit value for that subaccount next determined at the end of the valuation period on which the premium, transfer request or partial withdrawal request is received at our administrative office. Accumulation units are canceled as of the end of the valuation period in which we receive written (or other acceptable) notice regarding the event. These events are referred to as Policy transactions. Accumulation units are bought and sold each time there is a Policy transaction.

Net premiums allocated to or amounts transferred to a subaccount increase the number of accumulation units of that subaccount. The following events reduce the number of accumulation units of a subaccount:

•	partial withdrawals or transfers from a subaccount;

•	surrender of the Policy;

•	payment of the life insurance benefit proceeds;

•	Policy loans; and

•	the monthly deduction.

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The number of accumulation units in any subaccount on any monthly deduction day equals:

•	the initial units purchased at accumulation unit value at the end of the free-look period; plus

•	units purchased with additional net premium(s); plus

•	units purchased via transfers from another subaccount or the loan account; minus

•	units redeemed to pay for monthly deductions; minus

•	units redeemed to pay for partial withdrawals; minus

•	units redeemed as part of a transfer to another subaccount or the loan account; minus

•	units redeemed to pay any transfer charges, any partial withdrawal charges, and any redemption fees that may apply.

Accumulation Unit Value

We determine the value of an accumulation unit on any valuation day by multiplying the value of the accumulation unit on the immediately preceding valuation day by the net investment factor for the valuation period.

Net Investment Factor

The net investment factor is an index that we apply to measure the investment performance of accumulation units of a subaccount from one valuation period to the next. We determine the net investment factor for any subaccount for any valuation period by dividing:

•	the result of

•	the net asset value per share of the portfolio held in the subaccount, determined at the end of the current valuation period; plus

•

the per share amount of any dividend or capital gain distributions made by the portfolio held in the subaccount, if the “ex-dividend” date occurs during the current valuation period; and the result divided by

•	the net asset value per share of the portfolio held in the subaccount, determined at the end of the immediately preceding valuation period.

The net investment factor may be greater or less than one; therefore, the value of an accumulation unit may increase or decrease.

Except on customary national holidays on which the NYSE is closed, the portfolio in which any subaccount invests will determine its net asset value per share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern time) that coincides with the end of each valuation period.

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LIFE INSURANCE BENEFIT

As long as the Policy is in force, we will pay the life insurance benefit on an individual Policy once we receive at our administrative office satisfactory proof of the insured’s death, written direction on how to pay the life insurance benefit, and any other documents and information we need. We may require return of the Policy. We will pay the life insurance benefit proceeds to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, we will pay the life insurance benefit proceeds to the owner. We will pay the life insurance benefit proceeds in a lump sum or under a settlement option.

Life insurance benefit proceeds equal:

•	the life insurance benefit (described below); minus

•	any monthly deductions due during the late period (if applicable); minus

•	any outstanding indebtedness or due and unpaid charges; plus

•	any additional insurance in force provided by rider.

We may further adjust the amount of the life insurance benefit proceeds if we contest the Policy or if you misstate the insured’s age or sex.

Life Insurance Benefit Options

The Policy provides a life insurance benefit. The life insurance benefit is determined at the end of the valuation period in which the insured dies. On your application, you must select one of the three life insurance benefit options (Option 1, Option 2 or Option 3) we offer. No matter which life insurance benefit option you choose, we guarantee that, so long as the Policy does not lapse, the life insurance benefit will never be less than the face amount of the Policy until age 100, when the life insurance benefit will equal the cash value.

You must also choose either the Cash Value Accumulation Test or the Guideline Premium Test in order to qualify the Policy as life insurance under the Code. You may not change tests. Each test involves a set of limitation percentages that vary by age. The limitation percentages, which are used to determine the life insurance benefit provided, vary from one test to the other and may be found below.

Life insurance benefit under Option 1 is the greater of:	1.	the face amount of the Policy; or
	2.	the applicable percentage called the “limitation percentage,” multiplied by the cash value on the insured’s date of death.

Under Option 1, your life insurance benefit remains level unless the limitation percentage multiplied by the cash value is greater than the face amount; then the life insurance benefit will vary as the cash value varies.

Option 1 example. Assume the insured is under the age of 40, there is no outstanding indebtedness, and the Guideline Premium Test is chosen. Under option 1, a Policy with a $50,000 face amount will generally pay $50,000 in life insurance benefits. However, because the life insurance benefit must be equal to or greater than 250% of cash value (age 40 and under), any time the cash value of the Policy exceeds $20,000, the life insurance benefit will exceed the $50,000 face amount. Each additional dollar added to cash value above $20,000 will increase the life insurance benefit by $2.50. Similarly, so long as cash value exceeds $20,000, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

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If at any time, however, the cash value multiplied by the limitation percentage is less than the face amount, the life insurance benefit will equal the face amount of the Policy.

Life insurance benefit under Option 2 is the greater of:	1.	the face amount; plus
	the cash value on the insured’s date of death; or
	2.	the limitation percentage; multiplied by
	the cash value on the insured’s date of death.

Under Option 2, the life insurance benefit always varies as the cash value varies.

Option 2 example. Assume the insured is under the age of 40, there is no outstanding indebtedness, and the Guideline Premium Test is chosen. Under Option 2, a Policy with a face amount of $50,000 will generally pay a life insurance benefit of $50,000 plus cash value. Thus, for example, a Policy with a cash value of $10,000 will have a life insurance benefit of $60,000 ($50,000 + $10,000). The life insurance benefit under the Guideline Premium Test, however, must be at least 250% of cash value (age 40 and under). As a result, if the cash value of the Policy exceeds $33,333, the life insurance benefit will be greater than the face amount plus cash value. Each additional dollar of cash value above $33,333 will increase the life insurance benefit by $2.50. Similarly, any time cash value exceeds $33,333, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

If at any time, however, cash value multiplied by the limitation percentage is less than the face amount plus the cash value, then the life insurance benefit will be the face amount plus the cash value of the Policy.

Life insurance benefit under Option 3 is the greater of:	1.	the face amount; plus
		• cumulative premiums paid; less • cumulative partial withdrawals; or
	2.	the limitation percentage; multiplied by
		• the cash value on the insured’s date of death.

Under Option 3, the life insurance benefit will always vary with the premiums paid and partial withdrawals taken, and the life insurance benefit may vary as the cash value varies.

Option 3 example. Assume the insured is under the age of 40, there is no outstanding indebtedness, and the Guideline Premium Test is chosen. Under Option 3, a Policy with a face amount of $50,000 will generally pay a life insurance benefit of $50,000 plus premiums. Thus, for example, a Policy with premiums paid of $10,000 will have a life insurance benefit of $60,000 ($50,000 + $10,000). The life insurance benefit under the Guideline Premium Test, however, must be at least 250% of cash value (age 40 and under). As a result, if the cash value of the Policy exceeds $24,000, the life insurance benefit will be greater than the face amount plus cash value. Each additional dollar of cash value above $24,000 will increase the life insurance benefit by $2.50. Similarly, any time cash value exceeds $24,000, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

*	*	*

The Policy is intended to qualify under Section 7702 of the Code as a life insurance contract for federal tax purposes. The life insurance benefit under the Policy is intended to qualify for the federal income tax exclusion.

To the extent that the life insurance benefit is increased to maintain qualification as a life insurance policy, appropriate adjustments will be made in any monthly deductions or supplemental benefits as of that time, retroactively or otherwise, that are consistent with such an increase. Retroactive adjustments to the monthly deduction may be deducted from the cash value or may be made by right of setoff against any life insurance benefits payable. Prospective adjustments will be reflected in the monthly deduction.

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Life Insurance Benefit Compliance Tests

Under Section 7702 of the Code, a policy will generally be treated as life insurance for federal tax purposes if at all times it meets either a “guideline premium test (GPT)” or a “cash value accumulation test (CVAT).” You must choose either the GPT or the CVAT before the policy is issued. Once the policy is issued, you may not change to a different test. The Life Insurance Benefit will vary depending on which test is used.

Each test involves a set of limitation percentages that vary by attained age. The limitation percentages, which are used to determine the life insurance benefit provided, vary from one test to the other. (See the separate tables below.)

Limitation Percentages Table – Guideline Premium Test

Insured’s Attained Age on Policy Anniversary	Limitation Percentage	Insured’s Attained Age on Policy Anniversary	Limitation Percentage	Insured’s Attained Age on Policy Anniversary	Limitation Percentage

0-40 41 42 43 44 45 46 47 48 49 50 51 52 53 54 55 56 57 58	250 243 236 229 222 215 209 203 197 191 185 178 171 164 157 150 146 142 138	59 60 61 62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77	134 130 128 126 124 122 120 119 118 117 116 115 113 111 109 107 105 105 105	78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94-99 100 and older	105 105 105 105 105 105 105 105 105 105 105 105 105 104 103 102 101 100

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Limitation Percentages Table – Cash Value Accumulation Test

Insured’s Attainted Age on Policy Anniversary	Limitation Percentage		Insured’s Attained Age on Policy Anniversary	Limitation Percentage		Insured’s Attained Age on Policy Anniversary	Limitation Percentage
	Male	Female		Male	Female		Male	Female

20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46	631 612 595 577 560 542 526 509 493 477 462 447 432 418 404 391 379 366 355 343 332 322 312 302 293 284 275	751 727 704 681 659 638 617 597 578 559 541 523 506 489 473 458 443 428 414 401 388 376 364 353 342 332 322	47 48 49 50 51 52 53 54 55 56 57 58 59 60 61 62 63 64 65 66 67 68 69 70 71 72 73	267 259 251 244 237 230 224 218 212 206 201 195 190 186 181 177 172 168 164 161 157 154 151 148 145 142 140	312 303 294 285 276 268 261 253 246 239 232 226 219 213 207 201 196 191 186 181 176 172 167 163 159 155 152	74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 100	137 135 133 131 129 127 125 124 122 121 119 118 117 116 115 114 113 112 111 110 109 107 106 105 103 102 100	148 145 142 139 136 134 131 129 127 125 123 121 119 118 117 115 114 113 111 110 109 108 106 105 103 102 100

If the federal tax code requires us to determine the life insurance benefit by reference to these limitation percentages, the Policy is described as “in the corridor.” An increase in the cash value while the Policy is in the corridor will increase our risk, and we will increase the cost of insurance we deduct from the cash value.

The GPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into the policy. The corridor requires that the life insurance benefit be at least a certain percentage (varying each year by age of the insured) of the cash value. The CVAT does not have a premium limit, but does have a corridor that requires that the life insurance benefit be at least a certain percentage (varying based on the age, sex and risk class of the insured) of the cash value.

The corridor under the CVAT is different than the corridor under the GPT. Specifically, the CVAT corridor requires more life insurance benefit in relation to cash value than is required by the GPT corridor. Therefore, as your cash value increases your Life Insurance Benefit will increase more rapidly under CVAT than it would under GPT.

Your Policy will be issued using the GPT unless you choose otherwise. In deciding whether or not to choose the CVAT, you should consider that the CVAT generally permits more premiums to be contributed to a policy, but may require the policy to have a higher life insurance benefit.

Choosing a Life Insurance Benefit Option

You must choose one life insurance benefit option on your application. This is an important decision. The life insurance benefit option you choose generally will have an impact on the dollar value of the life insurance benefit, on your cash value and on the cost of insurance charges you pay. Your Policy will be issued with Option 1 if no life insurance benefit option is designated on the application.

Option 1 could be considered more suitable for you if your goal is to increase cash value based upon positive investment experience, while Options 2 and 3 could be considered more suitable if your goal is to increase your total life insurance benefit.

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Changing the Life Insurance Benefit Option

After the first Policy year, you may change the life insurance benefit option for an insured’s coverage (subject to the rules below). We will notify you of the new face amount.

•	You may not change between Options 2 and 3.

•	You must send your written request to our administrative office.

•	We may require proof of insurability.

•	The effective date of the change will be the monthly deduction day on or immediately following the date we approve your request for a change.

•	You may not make a change that would decrease the face amount below the minimum face amount of the Policy.

•	If you change from Option 2 to Option 1, the face amount will be increased by an amount equal to the cash value on the effective date of the change.

•	If you change from Option 1 to Option 2, the face amount will be decreased by an amount equal to the cash value on the effective date of the change.

•	If you change from Option 3 to Option 1, the face amount will be increased by the sum of the premiums paid less the sum of partial withdrawals.

•	If you change from Option 1 to Option 3, the face amount will be decreased by the sum of the premiums paid less the sum of partial withdrawals.

•	You may not make a change if the Policy would fail to qualify as life insurance as defined under Section 7702 of the Code.

•	There may be adverse federal tax consequences. You should consult a tax advisor before changing your Policy’s life insurance benefit option.

How Life Insurance Benefits May Vary in Amount

As long as the Policy remains in force, we guarantee that the life insurance benefit will never be less than the face amount of the Policy. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. The life insurance benefit may, however, vary with the Policy’s cash value. Under Option 1, the life insurance benefit will only vary when the cash value multiplied by the limitation percentage exceeds the face amount of the Policy. The life insurance benefit under Option 2 will always vary with the cash value because the life insurance benefit equals either the face amount plus the cash value or the limitation percentage multiplied by the cash value. The life insurance benefit under Option 3 will always vary with the premiums paid and partial withdrawals taken and will also vary whenever the Policy is in the corridor (i.e., whenever the cash value multiplied by the limitation percentage exceeds the face amount plus cumulative premiums paid less cumulative partial withdrawals).

Changing the Face Amount

Subject to certain limitations, you may increase or decrease the face amount of a Policy. A change in face amount may affect your cost of insurance charge. A change in face amount could also have federal income tax consequences. Consult a tax advisor before changing the face amount.

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Decreasing the Face Amount

After the Policy has been in force for one year, you may decrease the face amount. A decrease in the face amount will affect your cost of insurance charge and may have adverse federal tax consequences. You should consult a tax advisor before decreasing your Policy’s face amount.

Conditions for decreasing the face amount:

•	You must send your written request to our administrative office.

•	You may not decrease your face amount lower than $25,000.

•	You may not decrease your face amount if it would disqualify your Policy as life insurance under the Code.

•	A decrease in face amount will take effect on the monthly deduction day on or immediately following our receipt of your written request.

Increasing the Face Amount

After the Policy has been in force for one year, you may increase the face amount. An increase in the face amount will affect your cost of insurance charge and target premium. A change in face amount may have adverse federal tax consequences. You should consult a tax advisor before increasing your Policy’s face amount.

Conditions for increasing the face amount:

•	You must submit a written application to our administrative office.

•	You must submit additional evidence of insurability as requested.

•	We reserve the right to decline any increase request.

•	You do not need to increase your premium, but there must be enough net cash value to cover the next monthly deduction after the increase becomes effective.

•	An increase in face amount will take effect on the monthly deduction day on or after we approve your written request.

•	The two-year period in the incontestability and suicide exclusion provision will each start on the date when such increase takes effect.

•	IF YOU INCREASE THE FACE AMOUNT BUT YOU HAVE NOT PAID SUFFICIENT PREMIUMS TO COVER MONTHLY DEDUCTIONS, YOUR POLICY WILL LAPSE.

Duration of the Policy

The Policy’s duration depends upon the net cash value. The Policy will remain in force so long as the net cash value is sufficient to pay the monthly deduction. If the net cash value is insufficient to pay the monthly deduction and you do not make an adequate payment before the end of the late period, the Policy will lapse and terminate without value.

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Payment Options

There are several ways of receiving proceeds under the life insurance benefit and surrender provisions of the Policy, other than in a lump sum. None of these options vary with the investment performance of a separate account. The options are described in your Policy and the SAI.

SURRENDERS AND PARTIAL WITHDRAWALS

Surrenders

You must make a written request containing an original signature to surrender your Policy for its net cash value as calculated at the end of the valuation day on which we receive your request at our administrative office. The insured must be alive and the Policy must be in force when you make your written request. If the Policy is completely surrendered and ownership has not been transferred (except as a result of a merger or acquisition and the succeeding owner was, or is to be, the wholly-owned subsidiary of the preceding owner, or the succeeding owner is a trust established by the preceding owner for the purpose of providing employee benefits) we may pay you an amount in addition to the net cash value. This additional amount will not be paid on partial withdrawals or on full surrenders with proceeds paid to a party other than the owner. The additional amount varies by the number of years since the effective date, the amount of premium paid in the first year, the target premium, the cash value and any other factor reasonably related to the Policy’s expected acquisition or administrative cost. We will not unfairly discriminate in determining the additional amount. A surrender is effective as of the date when we receive your written request. Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the net cash value in a lump sum within seven days. A surrender may have tax consequences. You should consult a tax advisor before requesting a surrender.

Partial Withdrawals

After the first Policy year, while the insured is living and the Policy is in force, you may request a partial withdrawal of a portion of your net cash value subject to certain conditions.

Conditions for partial withdrawal:

•	You must send your written partial withdrawal request with an original signature to our administrative office.

•

The minimum amount of the partial withdrawal is $500 and the maximum amount of the partial withdrawal is an amount that would leave at least $500 remaining in each subaccount from which the partial withdrawal is made.

•	There is no limit to the number of partial withdrawals per Policy year.

•

The partial withdrawal will be deducted from each of the subaccounts on a pro-rata basis in accordance with your current premium allocation instructions unless you specify otherwise in your written request.

•	You may not take a partial withdrawal if it will reduce the face amount below the minimum face amount set forth in the Policy.

•	We generally will pay a partial withdrawal request within seven days following the valuation day we receive the request at our administrative office.

•

We reserve the right to deduct a processing fee equal to the lesser of $25 or 2% of the amount you withdraw. We deduct this amount from the withdrawal, and we pay you the balance. We will deduct this fee on a pro-rata basis from the subaccounts unless we may otherwise require or agree.

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•	The cash value and the net cash value will be reduced, as of the date of payment, by the amount of partial withdrawal that you make.

•	You may not take a partial withdrawal that would disqualify your Policy as life insurance under the Code.

•	A partial withdrawal may have tax consequences. See “Federal Income Tax Considerations.”

If you have selected life insurance benefit option 1, we will reduce the face amount by the amount of the partial withdrawal. If you have selected life insurance benefit option 2, the face amount will not be changed by the amount of the partial withdrawal. If you have selected life insurance benefit option 3 and the partial withdrawal is greater than the sum of the premiums paid, the face amount is reduced by the amount of the partial withdrawals minus the sum of the premiums paid; otherwise the face amount is not reduced. We do not allow partial withdrawals that would reduce the face amount below $25,000.

LOANS

General

After the first Policy year (as long as the Policy is in force) you may borrow money from us using the Policy as the only security for the loan. We may permit a loan before the first Policy anniversary for Policies issued pursuant to 1035 Exchanges. A loan that is taken from, or secured by, a Policy may have tax consequences. You should consult a tax advisor before requesting a Policy loan. See “Federal Income Tax Considerations.”

Conditions for Policy loans:

•	We may require you to borrow at least $500.

•	The maximum amount you may borrow is 90% of the net cash value.

•	Outstanding loans have priority over the claims of any assignee or other person.

•	The loan may be repaid totally or in part.

When you take a loan, we will withdraw an amount equal to the requested loan plus interest in advance for one year from each of the subaccounts on a pro-rata basis unless you specify otherwise in your written notice, and we will transfer that amount to the loan account. The loan account is a part of our general account to which amounts are transferred as collateral for a Policy loan.

We normally pay the amount of the loan within seven days after we receive a proper loan request at our administrative office. We may postpone payment of loans under certain conditions.

You may also fax your loan request to us at 319-355-2378. We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days of receipt of confirmation of fax transmittal, and send proof of your fax transmittal to our administrative office.

At each Policy anniversary, we will compare the outstanding loan amount (including loan interest in advance until the next Policy anniversary, if not paid) to the amount in the loan account (including interest credited to the loan account during the previous Policy year). We will also make this comparison any time you repay all or part of the loan, or make a request to borrow an additional amount. At such time, if the outstanding loan amount exceeds the amount in the loan account, we will transfer the difference from the subaccounts to the loan account, in the same manner as when a loan is made. If the amount in the loan account exceeds the amount of the outstanding loan, we

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will transfer the difference from the loan account to the subaccounts in the same manner as current net premiums are allocated. No charge will be imposed for these transfers, and these transfers will not be treated as transfers in calculating the transfer charge.

Interest Rate Charged

If you purchased your Policy after January 28, 2002, we currently charge an annual interest rate on a Policy loan that is equal to 4.70% in Policy years 1-17 and 4.20% in Policy years 18+ (the annual interest rate we charge is guaranteed not to exceed 6.0%.). Different current loan interest rates apply for Policies issued prior to January 28, 2002. Interest is payable in arrears on each Policy anniversary. We may declare various lower Policy loan interest rates. Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear interest at the same rate. If we declare an annual interest rate lower than 6.0%, any subsequent increase in the interest rate is subject to the following conditions:

•	The effective date of any increase in the interest rate for Policy loans will not be earlier than one year after the effective date of the previous rate.

•	The amount by which we may increase the interest rate will not exceed 1% per year, but the maximum annual interest rate will be 6%.

•	We will give notice of the interest rate in effect when a loan is made and when we send notice of loan interest due.

•	We will give notice of any change in the annual interest rate within 30 days of the change.

Loan Account Interest Rate Credited

We will credit the amount in the loan account with interest at an effective annual rate of 4.0%.

Indebtedness

Indebtedness is the total of all Policy loans plus any loan interest accrued on the loans. If indebtedness exceeds the cash value, we will notify you and any assignee of record. If we do not receive sufficient payment equal to excess indebtedness within 31 days from the date we send you the notice, the Policy will lapse and terminate without value. The Policy may be reinstated.

Repayment of Indebtedness

You may repay indebtedness at any time. Payments must be sent to our administrative office and will be credited as of the date received. We will treat payments made while there is indebtedness as premium payments unless you indicate that the payment is a loan repayment. Note that premium payments result in additional charges to you, but loan repayments do not. If not repaid, we may deduct indebtedness from any amount payable under the Policy. As indebtedness is repaid, an amount equal to the repayment will be transferred from the loan account to the subaccounts in the same manner as net premiums are allocated. We will allocate the repayment of indebtedness at the end of the valuation period during which the repayment is received.

Effect of Policy Loans

A Policy loan reduces the life insurance benefit proceeds and net cash value by the amount of any outstanding indebtedness. Repaying the loan causes the life insurance benefit proceeds and net cash value to increase by the amount of the repayment. As long as a loan is outstanding, we hold in the loan account an amount equal to the loan as of the last Policy anniversary plus any accrued interest, net of any loan repayments. This amount is not affected by

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the separate account’s investment performance. Amounts transferred from the separate account to the loan account will affect the value in the separate account because we credit such amounts with an interest rate declared by us rather than a rate of return reflecting the investment results of the separate account.

There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding indebtedness, are not achieved. A Policy loan may also have possible adverse tax consequences. You should consult a tax advisor before taking out a Policy loan.

POLICY LAPSE AND REINSTATEMENT

Lapse

Your Policy may not necessarily lapse (terminate without value) if you fail to make a planned periodic payment. However, even if you make all your planned periodic payments, there is no guarantee your Policy will not lapse. Your Policy may lapse (terminate without value) if the net cash value on any monthly deduction day is less than the monthly deductions due on that day. Such lapse might occur if unfavorable investment experience, loans and partial withdrawals cause a decrease in the net cash value, or you have not paid sufficient premiums as discussed below to offset the monthly deductions. The lapse of a Policy with loans outstanding may have tax consequences.

If the net cash value is not enough to pay the monthly deductions, we will mail a notice to your last known address and any assignee of record. The notice will specify the minimum payment you must pay (at least sufficient to provide a net premium to cover the sum of the monthly deductions due) and the final date by which we must receive the payment to prevent a lapse. We generally require that you make the payment within 62 days after the date of the notice. This 62-day period is called the late period. If we do not receive the specified minimum payment by the end of the late period, all coverage under the Policy will terminate without value.

If we receive a sufficient payment during the late period, we will allocate any resulting net premium among the subaccounts and will charge any monthly deductions due to the subaccounts according to the current net premium allocation. If the insured dies during the late period, the life insurance benefit proceeds will equal the amount of the life insurance benefit proceeds immediately before the commencement of the late period, reduced by any due and unpaid charges.

Reinstatement

At your request, we may reinstate a lapsed Policy within five years after the lapse. To reinstate the Policy you must:

•	submit a written application for reinstatement to our administrative office;

•	provide evidence of insurability that is satisfactory to us;

•	make a minimum premium payment sufficient to provide a net premium that is large enough to cover the next two monthly deductions that will become due after the time of reinstatement.

•	either reinstate or repay any unpaid loan.

We reserve the right to decline any reinstatement request. The effective date of the reinstatement will be the first monthly deduction date on or after the date we approve the application for reinstatement.

POLICY TERMINATION

Your Policy will terminate on the earliest of:

•	the end of the late period;

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•	the date the insured dies; or

•	the date the Policy is surrendered.

FEDERAL INCOME TAX CONSIDERATIONS

PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230, THE COMPANY IS INFORMING POLICY HOLDERS AND PROSPECTIVE POLICY HOLDERS THAT (A) THE SUMMARY SET FORTH BELOW IS NOT INTENDED AND WAS NOT WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSES OF AVOIDING PENALTIES UNDER THE U.S. FEDERAL TAX LAWS OR ANY OTHER APPLICABLE TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER, (B) THE SUMMARY SET FORTH BELOW WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE POLICIES, AND (C) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR

Tax Status of the Policy

A Policy must satisfy certain requirements set forth in the Code in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should generally satisfy the applicable Code requirements.

Because of the absence of pertinent interpretations of the Code requirements, there is, however, less certainty about the application of such requirements to a Policy issued on a substandard basis. It is also uncertain whether life insurance benefits under policies that continue after the insured attains age 100 will be excludible from the beneficiary’s gross income and whether Policy cash value will be deemed to be distributed to you when the insured attains age 100. Such a deemed distribution may be taxable. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements, and we reserve the right to restrict Policy transactions in order to do so.

In some circumstances, owners of variable policies who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the policies, we believe that the owner of a policy should not be treated as the owner of the separate account assets. We reserve the right to modify the Policies to bring them in conformity with applicable standards should such modification be necessary to prevent owners of the Policies from being treated as the owners of the underlying separate account assets.

In addition, the Code requires that the investments of the separate account be “adequately diversified” in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the subaccounts, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes the Policy will qualify as a life insurance policy for federal income tax purposes.

Tax Treatment of Policy Benefits

In General. We believe that the life insurance benefit under a Policy should generally be excludible from the beneficiary’s gross income. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary’s circumstances. A tax advisor should be consulted on these consequences.

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Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a “Modified Endowment Contract” (“MEC”).

Modified Endowment Contracts. Under the Code, certain life insurance contracts are classified as “Modified Endowment Contracts,” with less favorable income tax treatment than other life insurance contracts. In general, a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the “7-pay test.” A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced fact amount. If there is a “material change” in the Policy’s benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the life insurance benefit, which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a life insurance benefit equal to the lowest life insurance benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective policy owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If your Policy is not a MEC at issue, then you will also be notified of the maximum amount of additional premiums you can pay without causing your Policy to be classified as a MEC. If a payment would cause your Policy to become a MEC, you and your agent will be notified immediately. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

Distributions (other than Life Insurance Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

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All distributions other than life insurance benefits from a MEC, including distributions upon surrender and partial withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner’s investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

•	Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.

•

A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1⁄2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

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•

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time the distribution is made could later become taxable as a distribution from a MEC.

Distributions (other than Life Insurance Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made so that the Policy may continue to qualify as life insurance for federal income tax purposes may be treated in whole or in part as ordinary income subject to tax if Policy benefits are reduced during the first 15 Policy years due to such distributions.

Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. However, the tax consequences associated with loans after the 17th Policy year are less clear, and a tax advisor should be consulted about such loans.

Finally, distributions or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax.

Multiple Policies. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner’s income when a taxable distribution occurs.

Continuation Beyond Age 100. If the Policy continues in force beyond the insured’s 100th birthday, the tax consequences are uncertain. You should consult a tax advisor as to these consequences.

Section 1035 Exchanges. Generally, there are no tax consequences when you exchange one life insurance policy for another, so long as the same person is being insured (a change of the insured is a taxable event). Paying additional premiums under the new policy may cause it to be treated as a modified endowment contract. The new policy may also lose any “grandfathering” privilege, where you would be exempt from certain legislative or regulatory changes made after your original policy was issued, if you exchange your policy. You should consult with a tax advisor if you are considering exchanging any life insurance policy.

Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Life Insurance Purchases by Residents of Puerto Rico. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U. S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to a life insurance policy purchase.

Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made. When a distribution from the Policy occurs, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

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Policy Loans. If a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or lapses, or if a loan is taken out and the Policy is a MEC, the amount of the outstanding indebtedness will be taxed as if it were a distribution.

Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement. In recent years, moreover, Congress has adopted rules relating to life insurance owned by businesses, and the IRS has issued guidelines on split-dollar arrangements. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.

Employer-Owned Life Insurance Contracts. Pursuant to recently enacted section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the premiums paid for such contract (although certain exceptions may apply in specific circumstances). An employer-owned life insurance contract is a life insurance contract that is owned by an employer that insures an employee of the employer and under which the employer is a direct or indirect beneficiary. It is the employer’s responsibility (i) to verify the eligibility of the intended insureds under employer-owned life insurance contracts and to provide the notices and obtain the consents required by section 101(j), and (ii) to satisfy certain annual tax reporting requirements in respect of employer-owned life insurance contracts. The requirements of new section 101(j) generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. A tax adviser should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.

Non-Individual Owners and Business Beneficiaries of Policies. If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code Section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a beneficiary of a Policy.

Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policy owner is subject to that tax.

Estate, Gift and Generation –Skipping Transfer Taxes. When the insured dies, the death proceeds will generally be includable in the owner’s estate for purposes of federal estate tax if the insured owned the Policy. If the owner was not the insured, the fair market value of the Policy would be included in the owner’s estate upon the owner’s death. The Policy would not be includable in the insured’s estate if the Insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

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Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state and local law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Economic Growth and Tax Relief Reconciliation Act of 2001. The Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2008, the maximum estate tax rate is 45% and the estate tax exemption is $2,000,000.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always a possibility that the tax treatment of the Policies could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Policy.

Possible Charges for Western Reserve’s Taxes. At the present time, we make no charge for any federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the subaccounts or to the Policies. We reserve the right to charge the subaccounts for any future taxes or economic burden we may incur. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain portfolios to foreign jurisdictions.

OTHER POLICY INFORMATION

Payments We Make

We usually pay the amounts of any surrender, partial withdrawal, loan, life insurance benefit proceeds or settlement options within seven calendar days after we receive all applicable written notices and/or due proof of death at our administrative office. However, we can postpone such payments if:

•	the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC; or

•	the SEC permits, by an order, the postponement for the protection of policy owners; or

•	the SEC determines that an emergency exists that would make the disposal of securities held in the separate account or the determination of their value not reasonably practicable.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, partial withdrawals, loans, life insurance benefit proceeds, or payments under a settlement option until such check or draft has been honored.

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Federal laws designed to counter terrorism and prevent money laundering by criminals may require us to reject a premium payment and/or block a policy owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or life insurance benefits until instructions are received from the appropriate regulators. We also may be required to provide information about the policy owner or the insured and the Policy to government agencies and departments.

Split Dollar Arrangements

You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., cash value of insurance proceeds) are split between the parties. There are different ways of allocating these rights.

For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the cash value. The employee may designate the beneficiary to receive any insurance proceeds in excess of the cash value. If the employee dies while such an arrangement is in effect, the employer would receive from the insurance proceeds the amount that he or she would have been entitled to receive upon surrender of the Policy, and the employee’s beneficiary would receive the balance of the proceeds.

No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our administrative office. Split dollar arrangements may have tax consequences. You should consult a tax advisor before entering into a split dollar arrangement.

The Sarbanes-Oxley Act of 2002 prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans of publicly-traded companies is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

In addition, the IRS issued guidance that affects the tax treatment of split-dollar arrangements, and the Treasury Department issued regulations that significantly affect the tax treatment of such arrangements. The IRS guidance and the regulations affect all split dollar arrangements, not just those involving publicly-traded companies. Consult your qualified tax advisor with respect to the effect of this guidance on your split dollar policy.

SUPPLEMENTAL BENEFIT RIDERS

The following supplemental benefit rider is available and may be added to a Policy. The monthly charge for this rider is deducted from cash value as part of the monthly deduction. The rider available with the Policies provides benefits that do not vary with the investment experience of the separate account. The rider may not be available in all states. Adding this supplemental benefit to an existing Policy or canceling it may have tax consequences, and you should consult a tax advisor before doing so.

We reserve the right to discontinue the availability of any riders for new Policies at any time, and we also reserve the right to modify the terms of any riders for new Policies, subject to approval by the state insurance departments.

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Term Insurance Rider

Under the term insurance rider, we provide term insurance coverage on a different basis from the coverage in your Policy.

Features of term insurance rider:

•	The rider increases the Policy’s life insurance benefit.

•	The rider may be purchased at the time of application or after the Policy is issued.

•	The term insurance rider terminates at age 100.

•	You may reduce or cancel coverage under the term insurance rider separately from reducing the face amount of the Policy.

•	The face amount of the Policy may be decreased, subject to certain minimums, without reducing the coverage under the term insurance rider.

ADDITIONAL INFORMATION

Sale of the Policies

Distribution and Principal Underwriting Agreement. We have entered into a principal underwriting agreement with our affiliate, TCI, for the distribution and sale of the Policies. We reimburse TCI for certain expenses it incurs in order to pay for the distribution of the Policies (i.e., commissions payable to selling firms selling the Policies, as described below.) Our parent company provides paid-in capital to TCI and pays the cost of TCI’s operating and other expenses, including costs for facilities, legal and accounting services, and other internal administrative functions.

Compensation to Broker-Dealers Selling the Policies. The Policies are offered to the public through broker-dealers (“selling firms”) that are licensed under the federal securities laws and state insurance laws. The selling firms have entered into written selling agreements with us and with TCI as principal underwriter for the Policies. We pay commissions through TCI to the selling firms for their sales of the Policies.

A limited number of these broker-dealers may also be paid to “wholesale” the Policies, that is, to provide marketing support to the broker-dealer firms that do the actual selling.

The selling firms who have selling agreements with us and TCI are paid commissions for the promotion and sale of the Policies according to one or more schedules. The amount and timing of commissions may vary depending on the selling agreement, but are not expected to be greater than:

•	20% of all premiums paid up to target premium in the first Policy year; plus

•	3.2% of all premiums paid in excess of target premium in first Policy year; plus

•	10% of all premiums paid up to target premium in years 2 through 4; plus

•	3.2 % of all premiums paid in excess of target premium in years 2 through 4; plus

•	3.2% of all premiums paid up to target premium in years 5 through 7; plus

•	2.4% of all premiums paid in years 8+.

We will pay an additional trail commission of 0.10% on the account value after the first Policy year. A trail commission of 0.10% will be paid in all subsequent Policy years in which such policies are in force at the end of the year.

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The registered representative who sells you the Policy typically receives a portion of the compensation we (and our affiliates) pay to the selling firms, depending on the agreement between the selling firm and its registered representative and the firm’s internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

Flat fees may also be paid by us to unaffiliated selling firms providing wholesaling services (such as setting up broker meetings, providing sales support and training for sales representatives who sell the Policies).

Additional Compensation Paid to Selected Selling Firms. In exchange for providing us with access to their distribution network, certain selling firms may receive from us additional compensation or reimbursement for, among other things, the hiring and training of sales personnel, marketing, sponsoring of conferences and seminars, and/or other services they provide to us and our affiliates, based on sales volume or flat-fee arrangements. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements differs between selling firms.

No specific charge is assessed directly to policy owners or the separate account to cover commissions and other incentives or payments described above. We do intend to recoup commissions and other sales expenses, however, through fees and charges that policy owners do pay under the Policy and other corporate revenue.

You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these payments may create an incentive for the selling firm or its sales representatives to recommend or sell this Policy to you. You may wish to take such payments into account when considering and evaluating any recommendation relating to the Policies.

State Variations

The prospectus and SAI provide a general description of the Policy. Certain provisions of your Policy may differ from the general description of the Policy. Certain provisions of your Policy may differ from the general description in this prospectus because of legal requirements in your state. Your actual Policy and any riders are the controlling documents. Contact your registered representative or our administrative office for more specific information.

Legal Proceedings

Western Reserve, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on Western Reserve’s ability to meet its obligations under the Policy.

A number of other companies in this industry have announced settlements of enforcement actions with various regulatory agencies such as the SEC; those settlements have encompassed a wide range of remediation including injunctive relief, monetary penalties, and restitution.

Financial Statements

The financial statements of Western Reserve and the separate account are included in the SAI.

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GLOSSARY

accumulation unit – A unit of measurement used to calculate values under the Policy.

administrative office – Western Reserve’s administrative office located at 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52499, (319) 355-8572. Our toll-free phone number is 1-888-804-8461. Our hours are Monday - Friday from 8:00 a.m. – 4:30 p.m. Central Standard Time.

age – The insured’s age on the effective date, plus the number of completed Policy years since the effective date.

beneficiary – The person (s) to whom we pay the life insurance benefit proceeds upon the insured’s death.

cash value – During the free-look period, the cash value is the amount in the general account. After the free-look period, the cash value is the sum of the value of the Policy’s accumulation units in each subaccount and the loan account, less any mortality and expense risk charges that have accrued since the last monthly deduction date.

Code – The Internal Revenue Code of 1986, as amended.

due proof of death – Proof of death satisfactory to Western Reserve, which may consist of the following: (1) a certified copy of the death record; (2) a certified copy of a court decree reciting a finding of death; or (3) any other proof satisfactory to Western Reserve.

effective date – The date shown in the Policy when insurance coverage is effective and monthly deductions commence under the Policy. We use the effective date to determine Policy months, Policy years, and Policy anniversaries.

face amount – A dollar amount you select that is shown in the Policy and used to determine the life insurance benefit.

free-look period – The 10-day (or longer, if required by state law) period during which you may return the Policy to us and receive a refund.

general account – Western Reserve’s assets other than those allocated to the separate account or any other separate account Western Reserve establishes.

indebtedness – The loan amount plus any accrued loan interest.

insured – The person whose life is insured by the Policy.

issue age – The insured’s age on the effective date.

lapse – Termination of the Policy at the expiration of the late period while the insured is still living.

late period – A 62-day period during which you may make premium payments to cover the overdue (and other specified) monthly deductions, and you may reinstate or repay any unpaid loan amount, and thereby prevent the Policy from lapsing.

life insurance benefit – The amount payable to the beneficiary under a life insurance benefit option before adjustments if the insured dies while the Policy is in force.

life insurance benefit option – One of the three options that you may select for the computation of the life insurance benefit proceeds.

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life insurance benefit proceeds – The total amount payable to the beneficiary if the insured dies while the Policy is in force. The life insurance benefit proceeds include reductions for any outstanding indebtedness and any due and unpaid charges.

loan account – A portion of the general account to which we transfer cash value to provide collateral for any loan taken under the Policy.

loan account value – The cash value in the loan account.

loan amount – The loan amount on the last Policy anniversary plus any new loans minus any loan repayments. On each Policy anniversary, we add unpaid loan interest to the loan amount.

monthly deduction day – The same date in each succeeding month as the effective date. Whenever the monthly deduction day falls on a date other than a valuation day, the monthly deduction day will be the next valuation day.

net cash value – The amount payable on surrender of the Policy. It is equal to the cash value as of the date of surrender minus any outstanding Policy loan and any loan interest due, plus refund of premium load at surrender, if applicable.

net premium – The portion of any premium available for allocation to the subaccounts equal to the premium paid less the applicable percent of premium load.

1940 Act – The Investment Company Act of 1940, as amended.

NYSE – New York Stock Exchange.

planned premium – The premium you select as a level amount that you plan to pay on a quarterly, semi-annual or annual basis over the life of the Policy. Payment of all planned premiums, in full and on schedule, does not mean that the Policy will not lapse, terminate without value. Additional and substantial premiums, above the planned premiums, may be necessary to prevent lapse.

policy anniversary – The same date in each Policy year as the effective date.

policy month – A one-month period beginning on the monthly deduction day.

policy owner – The owner of the Policy, as shown in our records. All of the rights and benefits of the Policy belong to the policy owner, unless otherwise stated in the Policy.

policy year – A twelve-month period beginning on the effective date or on a Policy anniversary.

portfolio (s) – A series of a mutual fund in which a corresponding subaccount invests its assets.

SEC – U.S. Securities and Exchange Commission.

separate account – WRL Series Life Corporate Account, an investment account established by Western Reserve to receive and invest net premiums allocated under the Policy and other variable life insurance policies we issue.

settlement options – The manner in which an owner or beneficiary elects to receive the life insurance benefit proceeds.

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subaccount – A sub-division of the separate account, whose assets are exclusively invested in a corresponding portfolio.

subaccount value – The cash value in a subaccount.

target premium – An amount of premium used to determine the percent of premium load. It is equal to the seven-pay limit defined in Section 7702A of the Code.

valuation day – For each subaccount, each day on which the New York Stock Exchange is open for regular business trading except for days that a subaccount’s corresponding portfolio does not value its shares. Currently, there are no days when the New York Stock Exchange is open for regular trading and a portfolio does not value its shares.

valuation period – The period that starts at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time on each valuation day) on one valuation day and ends at the close of regular trading on the next succeeding valuation day.

we, us, company, our - Western Reserve Life Assurance Co. of Ohio (“Western Reserve”).

written notice - The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our administrative office.

you, your (owner or policy owner) - The person entitled to exercise all rights as owner under the Policy.

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Personalized Illustrations of Policy Benefits

In order to help you understand how your Policy values could vary over time under different sets of assumptions, we will provide to you, without charge and upon request, certain personalized hypothetical illustrations showing the life insurance benefit, net cash value, and cash value. These hypothetical illustrations may help you understand the long-term effects of different levels of investment performance, the possibility of lapse, and the charges and deductions under the Policy. They will help you compare this Policy to other life insurance policies. These hypothetical illustrations will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the face amount, life insurance benefit option, premium payment amounts, and hypothetical rates of return (within limits) that you request. The illustrations also will reflect the arithmetic average portfolio expenses for 2007. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest. The illustrations are not a representation or guarantee of investment returns or cash value.

Inquiries

To learn more about the Policy, including distribution arrangements and related compensation, you should read the SAI dated the same date as this prospectus. The SAI has been filed with the SEC and is incorporated herein by reference. The table of contents of the SAI is included near the end of this prospectus.

For a free copy of the SAI, for other information about the Policy, and to obtain personalized illustrations, please contact your agent, or our administrative office at:

Western Reserve Life Assurance Co. of Ohio

4333 Edgewood Road NE

Mail Stop 2390

Cedar Rapids, Iowa 52499

1-888-804-8461

Facsimile: 1-319-355-2378

(Monday - Friday from 8:00 a.m. – 4:30 p.m. Central time)

More information about the Registrant (including the SAI) may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. For information on the operation of the Public Reference Room, please contact the SEC at 202-551-8090. You may also obtain copies of reports and other information about the Registrant on the SEC’s website at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by the writing the Public Reference Section of the SEC at 450 Fifth Street, N.E., Washington, D.C. 20549. The Registrant’s file numbers are listed below.

TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.com or by calling 1-800-289-9999. You also can obtain an investor brochure from Financial Industry Regulatory Authority, Inc (“FINRA”) describing its Public Disclosure Program.

SEC File No. 333-57681/811-08833

63

PROSPECTUS

May 1, 2008

ADVANTAGE IV

issued through

WRL Series Life Corporate Account

by

Western Reserve Life Assurance Co. of Ohio

Administrative Office

4333 Edgewood Road NE

Cedar Rapids, IA 52499

1-888-804-8461     1-319-355-8572

AN INDIVIDUAL VARIABLE ADJUSTABLE LIFE INSURANCE POLICY

This prospectus describes the Advantage IV, an individual variable adjustable life insurance policy (the “Policy”) offered by Western Reserve Life Assurance Co. of Ohio (“Western Reserve,” “we,” or “us”), an AEGON company. You may allocate amounts under the Policy to one or more of the subaccounts of the Western Reserve Series Life Corporate Account (the “separate account”). Each subaccount invests its assets in one of the corresponding underlying fund portfolios listed on the following page.

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your policy with the Policy described in this prospectus. And it may not be to your advantage to borrow money to purchase this Policy or to take withdrawals from another policy you own to make premium payments under this Policy.

Prospectuses for the portfolios must accompany this prospectus. Certain portfolios may not be available in all states. Please read these documents before investing and save them for future reference.

An investment in this Policy is not a bank deposit. The Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Policy involves risk, including possible loss of the amount invested and possible loss of insurance coverage.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

i

American Funds Insurance Series

AFIS Global Small Capitalization Fund (Class 2)

AFIS Growth Fund (Class 2)

AFIS International Fund (Class 2)

AFIS New World Fund (Class 2)

DFA Investment Dimensions Group, Inc.

DFA VA Global Bond Portfolio

DFA VA International Small Portfolio

DFA VA International Value Portfolio

DFA VA Large Value Portfolio

DFA VA Short-Term Fixed Portfolio

DFA VA Small Value Portfolio

Fidelity Variable Insurance Products Funds

Fidelity VIP Contrafund® Portfolio (Initial Class)

First Eagle Variable Funds, Inc.

First Eagle Overseas Variable Fund

Ibbotson ETF Allocation Series

Ibbotson Aggressive Growth ETF Asset Allocation Portfolio (Class 1)

Ibbotson Balanced ETF Asset Allocation Portfolio (Class 1)

Ibbotson Conservative ETF Asset Allocation Portfolio (Class 1)

Ibbotson Growth ETF Asset Allocation Portfolio (Class 1)

Ibbotson Income and Growth ETF Allocation Portfolio (Class 1)

Janus Aspen Series

Janus Aspen Balanced Portfolio (Institutional Shares)

Janus Aspen Flexible Bond Portfolio (Institutional Shares)

Janus Aspen Forty Portfolio (Institutional Shares)

Janus Aspen International Growth Portfolio (Institutional Shares)

Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)

Janus Aspen Worldwide Growth Portfolio (Institutional Shares)

PIMCO Variable Insurance Trust

PIMCO VIT All Asset Portfolio (Administrative Class)

PIMCO VIT All Asset Portfolio (Institutional Class)

PIMCO VIT High Yield Portfolio (Institutional Class)

PIMCO VIT Real Return Portfolio (Institutional Class)

PIMCO VIT Total Return Portfolio (Institutional Class)

Royce Capital Fund

Royce Micro-Cap Portfolio

Rydex Variable Trust

Rydex Variable Trust Nova Fund

Rydex Variable Trust NASDAQ-100® Fund 1

T. Rowe Price Equity Series, Inc.

T. Rowe Price Equity Income Portfolio

T. Rowe Price Mid-Cap Growth Portfolio

Third Avenue Variable Series Trust

Third Avenue Value Portfolio

Vanguard® Variable Insurance Fund

Vanguard® VIF Balanced Portfolio

Vanguard® VIF Capital Growth Portfolio

Vanguard® VIF Diversified Value Portfolio

Vanguard® VIF Equity Index Portfolio

Vanguard® VIF High Yield Bond Portfolio

Vanguard® VIF International Portfolio

Vanguard® VIF Mid-Cap Index Portfolio

Vanguard® VIF Money Market Portfolio

Vanguard® VIF REIT Index Portfolio

Vanguard® VIF Short-Term Investment-Grade Portfolio

Vanguard® VIF Small Company Growth Portfolio

Vanguard® VIF Total Bond Market Index Portfolio

Vanguard® VIF Total Stock Market Index Portfolio

1	Effective April 1, 2008, the name of the Rydex Variable Trust OTC Fund was changed to the Rydex Variable Trust NASDAQ-100® Fund.

This Policy is not available in the State of New York.

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POLICY BENEFITS/RISKS SUMMARY	Advantage IV

This summary describes the Policy’s important benefits and risks. More detailed information about the Policy appears later in this prospectus and in the Statement of Additional Information (“SAI”). For your convenience, we have provided a Glossary at the end of this prospectus that defines certain words and phrases used in this prospectus.

Policy Benefits

The Policy in General

•

The Advantage IV is an individual variable adjustable life insurance policy. The Policy gives you the potential for long-term life insurance coverage with the opportunity for tax-deferred cash value accumulation. The Policy’s cash value will increase or decrease depending on the investment performance of the subaccounts, the premiums you pay, the fees and charges we deduct, and the effects of any Policy transactions (such as transfers, loans and partial withdrawals).

•	Under Western Reserve’s current rules, the Policy will be offered to corporations and partnerships that meet the following conditions at issue:

•	A minimum of five (5) Policies are issued, each on the life of a different insured; or

•	The aggregate annualized first-year planned premium for all Policies is at least $100,000.

•

The Policy is designed to be long-term in nature in order to provide significant life insurance benefits. However, purchasing this Policy involves certain risks. You should consider the Policy in conjunction with other insurance you own. The Policy is not suitable as a short-term savings vehicle.

•

Separate Account. You may put the cash value in any of the subaccounts of the separate account. Each subaccount invests exclusively in one of the portfolios listed on the inside front cover of this prospectus and under “The Portfolios” section. Money you place in a subaccount is subject to investment risk, and its value will vary each day according to the investment performance of the portfolios in which the subaccounts invest.

•

Supplemental Benefits (Riders). The Term Life Insurance Rider is available under the Policy. If you choose to purchase this rider, we may deduct a charge for this rider from the Policy’s cash value as part of the monthly deduction. This rider may not be available in all states.

Flexible Premiums

•

You select a premium payment plan, but the plan is flexible – you are not required to pay premiums according to the plan. You must pay an initial premium before insurance coverage is in force. You can change the frequency and amount, within limits, and can skip premium payments. Unplanned premiums may be made, within limits.

•

You increase your risk of lapse if you do not regularly pay premiums; however, failing to pay premiums alone will not cause the Policy to lapse and paying the planned premiums will not guarantee that the Policy will remain in force. Under certain circumstances, extra premiums may be required to prevent lapse.

Free-Look Period

•

The free-look period generally expires 14 days after we mail the Policy or 10 days after the delivery of the Policy to you, but certain states may require a longer free-look period. Unless we receive information or are notified otherwise at our administrative office, we will deem the Policy delivered to you 4 days after we mail the Policy. You may return the Policy during this period and, depending upon the laws of the state governing your Policy (usually the state where you live), receive a refund of the greater of (a) the Policy’s cash value as of the date the Policy is returned or (b) the amount of premiums paid, less any partial withdrawals. Depending on the laws of the state governing your Policy (usually the state where you live), we will either allocate your net premium to the accounts you indicated on your application, or we will hold the premium in our general account until the end of the free-look period.

Variable Life Insurance Benefit

•

If the insured dies while the Policy is in force, we will pay a life insurance benefit to the beneficiary(ies). The amount of the life insurance benefit depends on the face amount of insurance you select (the “face amount”), the life insurance benefit option you choose, the tax compliance test you choose, and any additional insurance provided by riders you purchase.

•	Choice Among Life Insurance Benefit Options. You must choose one of three life insurance benefit options. We offer the following:

•	Option 1 is the greater of:

•	the face amount of the Policy, or

•	a limitation percentage, multiplied by the Policy’s cash value on the date of the insured’s death.

•	Option 2 is the greater of:

•	the face amount of the Policy plus the Policy’s cash value on the date of the insured’s death, or

•	a limitation percentage, multiplied by the Policy’s cash value on the date of the insured’s death.

•	Option 3 is the greater of:

•	the face amount of the Policy plus the cumulative premiums paid less cumulative partial withdrawals, or

•	a limitation percentage, multiplied by the Policy’s cash value on the date of the insured’s death.

We will reduce the life insurance benefit proceeds by any outstanding indebtedness and any due and unpaid charges. We will increase the life insurance benefit proceeds by any additional insurance benefits you add by rider. We may pay benefits under the Policy in a lump sum or under one of the settlement options set forth in the Policy.

The Policy allows you to choose between two life insurance tax compliance tests: the guideline premium test and the cash value accumulation test. You can choose either tax compliance test with any of the three life insurance benefit options. Your election may affect the amount of the life insurance benefit proceeds and the monthly deduction. Once chosen, the test may not be changed. You should consult a tax advisor when choosing a tax test.

•	Under current tax law, the life insurance benefit should generally be U.S. federal income tax free to the beneficiary. Other taxes, such as estate taxes, may apply.

•

Change in Life Insurance Benefit Option and Face Amount. After the first Policy year, you may change the life insurance benefit option or increase or decrease the face amount by sending a written request to our administrative office. Any increase in face amount will require proof of insurability and will result in additional charges. Changes in life insurance benefit options may require proof of insurability. We do not allow changes between life insurance benefit options 2 and 3. Changing the life insurance benefit option or the face amount may have tax consequences.

Cash Value

•

Cash value is the sum of your Policy’s value in each subaccount and the loan account. It is the starting point for calculating important values under the Policy, such as net cash value and the life insurance benefit. There is no guaranteed minimum cash value. The Policy may lapse if you do not have sufficient cash value in the Policy to pay the monthly deductions and/or any outstanding loan amount(s).

Transfers

•	You can transfer cash value among the subaccounts. You currently may make transfers in writing, or by fax to our administrative office.

•	We reserve the right to charge a $25 transfer processing fee for each transfer after the first 12 transfers in a Policy year.

•	An asset rebalancing program is available.

•	We reserve the right to impose severe restrictions on, or even eliminate the transfer privilege. See “Disruptive Trading and Market Timing.”

Loans

•

After the first Policy year (as long as your Policy is in force), you may take a loan against the Policy of up to 90% of the net cash value on that date. We may permit a loan before the first Policy anniversary for Policies issued pursuant to a transfer of cash values from another life insurance policy under Section 1035 (a) of the Internal Revenue Code (the “Code”). The minimum loan amount is $500.

•

For Policies issued on or after January 28, 2002, we currently charge interest of 4.70% annually in Policy Years 1-17 and 4.20% annually in Policy Years 18+, payable in arrears, on any outstanding indebtedness. This charge may increase, but is guaranteed not to exceed 6.00%. Interest is added to the amount of the loan to be repaid. Different current loan interest rates apply for Policies issued before January 28, 2002.

•	To secure the loan, we transfer a portion of your cash value to a loan account. The loan account is part of our general account. We will credit 4.00% interest annually on amounts in the loan account.

•

Loans may have tax consequences. In particular, Federal income taxes and a penalty tax may apply to loans you take from or secure by the Policy if it is a modified endowment contract. See “Federal Income Tax Considerations.”

Partial Withdrawals and Surrenders

•

You may take partial withdrawals of cash value after the first Policy year. The amount of the withdrawal must be at least $500, and the remaining net cash value following a withdrawal may not be less than $500.

•	We reserve the right to deduct a processing fee equal to $25 or 2% of the amount you withdraw (whichever is less) from the subaccounts.

•	The cash value and the net cash value will be reduced, as of the date of payment, by the amount of any partial withdrawal that you make and any processing fee.

•

If you select life insurance benefit option 1, a partial withdrawal will reduce the face amount by the amount of the withdrawal. If you select life insurance benefit option 2, a partial withdrawal will not reduce the face amount. If you select life insurance benefit option 3 and the partial withdrawal is greater than the sum of the premiums paid, the face amount is reduced by the amount of the partial withdrawal minus the sum of the premiums paid; otherwise the face amount is not reduced. In no event will the face amount be reduced below $25,000.

•

You may fully surrender the Policy at any time before the insured’s death. Life insurance coverage will end. You will receive the net cash value. There are no surrender charges on this Policy, but there is a deferred sales load.

•	A partial withdrawal or surrender may have tax consequences.

Tax Benefits

A Policy must satisfy certain requirements set forth in the Code in order to qualify as a life insurance Policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should generally satisfy the applicable Code requirements.

If the Policy satisfies the definition of life insurance under the Code, the life insurance benefit generally should be excludable from the taxable income of the recipient. In addition, you should not be deemed to be in constructive receipt of the cash value, and therefore should not be taxed on increases (if any) in the cash value until you take out a loan or partial withdrawal, surrender the Policy, or we pay the maturity benefit. Transfers between the subaccounts are not taxable transactions.

Personalized Illustrations

You may request personalized illustrations that reflect your own particular circumstances. These hypothetical illustrations may help you to:

•	understand the long-term effects of different levels of investment performances,

•	understand the charges and deductions under the Policy, and

•	compare the Policy to other life insurance policies.

These hypothetical illustrations also show the value of the annual premiums accumulated with interest and demonstrate that the net cash value may be low (compared to the premiums paid plus accumulated interest) especially if you surrender the Policy in the early Policy years. Therefore, you should not purchase the Policy as a short-term investment. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

Policy Risks

Investment Risks

You must allocate your Policy’s cash value to one or more subaccounts, which invest in a designated portfolio. You will be subject to the risk that the investment performance of the subaccounts will be unfavorable and that the cash value in your Policy will decrease. You could lose everything you invest and your Policy could lapse without value, unless you pay additional premiums.

Risk of Lapse

Your Policy may lapse if loans, partial withdrawals, the monthly deductions, and insufficient investment returns reduce the net cash value to zero. The Policy will enter a 62-day late period if on any monthly deduction day the net cash value (the cash value minus any outstanding indebtedness) is not enough to pay the monthly deduction due, and then your Policy will lapse unless you make a sufficient payment during the late period.

If you take a partial withdrawal or Policy loan, if you make changes in the life insurance benefit option or the face amount, or if you add, increase or decrease a rider, you may increase the risk of a lapse.

A Policy lapse may have adverse tax consequences.

You may reinstate this Policy within five years after it has lapsed (and before the insured reaches age 100), if the insured meets our insurability requirements and you pay the amount we require.

Tax Risks (Income Tax and MEC)

A Policy must satisfy certain requirements set forth in the Code in order to qualify as a life insurance Policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should generally satisfy the applicable Code requirements. In the absence of guidance, however, there is less certainty with respect to Policies issued on a substandard basis, particularly if you pay the full amount of premiums.

Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract (“MEC”) under federal tax laws. If a Policy is treated as a MEC, partial withdrawals, surrenders and loans will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on partial withdrawals, surrenders and loans taken before you reach age 59 1⁄2. All MECs that we (and/or our affiliates) issue to the same owner in the same calendar year are treated as one MEC for purposes of determining the amount includible in the owner’s income when taxable distribution occurs. If a Policy is not treated as a MEC, partial withdrawals, surrenders and loans generally will not be subject to tax to the extent of your investment in the Policy. Amounts in excess of your investment in the Policy, while subject to tax as ordinary income, will not be subject to a 10% penalty tax. See “Federal Income Tax Consequences.” You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

Loan Risks

A Policy loan, whether or not repaid, will affect cash value over time because we subtract the amount of the loan from the subaccounts and place that amount in the loan account as collateral. We then credit a fixed interest rate of 4.00% to the loan account. As a result, the loan account does not participate in the investment results of the subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts, the effect could be favorable or unfavorable.

We currently charge an annual interest rate on Policy loans of 4.70% in Policy years 1-17 and 4.20% in Policy years 18+, payable in arrears. This charge may increase, but it will not exceed 6.00%. Interest is added to the amount of the loan to be repaid.

A Policy loan could make it more likely that a Policy would lapse. Adverse tax consequences may result from a lapse, especially if the Policy is a non-MEC.

If a loan from a Policy is outstanding when the Policy is canceled or lapses, or if a loan is taken out and the Policy is a MEC, the amount of the outstanding indebtedness will be taxed as if it were a withdrawal from the Policy.

Risk of an Increase in Current Fees and Expenses

Certain fees and expenses currently are assessed at less than their guaranteed maximum levels. In the future, we may increase these current charges up to the guaranteed (that is, maximum) levels. If fees and expenses are increased, you may need to increase the amount and/or frequency of premiums to keep the Policy in force.

PORTFOLIO RISKS

A comprehensive discussion of the risks of each portfolio may be found in each portfolio’s prospectus. Please refer to the prospectuses for the portfolios for more information.

There is no assurance that any of the portfolios will achieve its stated investment objective.

FEE TABLES

The following tables describe the fees and expenses that are payable when buying and owning a Policy purchased on or after January 28, 2002. Policies issued before January 28, 2002 have different fees and expenses. If the amount of a charge depends on the personal characteristics of the insured or the owner, the fee table lists the minimum and maximum charges we assess under the Policy, as well as the fees and charges of a typical insured with the characteristics set forth in the table. These charges may not be typical of the charges you will pay.

The first table describes the fees and expenses that are payable when buying the Policy, paying premiums, making partial withdrawals from the Policy, taking loans or transferring Policy cash value among the subaccounts.

Transaction Fees
Charge	When Charge is deducted	Amount Deducted Maximum Guaranteed Charge the Policy Allows	Amount Deducted Current Charge at Time of Policy Issue
Percent of Premium Load	Upon receipt of premium	11.50% of each premium received up to the target premium[1] in all years; 4.50% of premium received in excess of target premium in policy year 1 and 7.50% of premium received in excess of target premium in Policy years 2+	11.50% of premium received up to target premium and 1.00% of premium received in excess of target premium in Policy year 1; 6.00% of premium received up to target premium and 0.50% of premium received in excess of target premium in Policy years 2-7; 2.10% of premium received up to target premium and 0.50% of premium received in Policy years 8-10 in excess of target premium; and 0.50% of all premium received in Policy years 11+
Partial Withdrawal Charge	Upon withdrawal	2.00% of the amount withdrawn, not to exceed $25.00	We do not currently impose the partial withdrawal charge
Transfer Charge	Upon each transfer beyond 12 transfers in any Policy year	$25.00 for each transfer in excess of 12 per Policy year	We do not currently impose the transfer charge

[1]

The “target premium” is not the planned premium that you intend to pay. The target premium is used only to calculate the percent of premium load. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract. Target premiums vary depending on the insured’s sex, issue age and underwriting class.

The table below describes the fees and expenses that a policy owner will pay periodically during the time that you own the Policy, not including portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses1
Charge	When Charge is Deducted	Amount Deducted Maximum Guaranteed Charge the Policy allows	Amount Deducted Current Charge at time of Policy Issue
Monthly Contract Charge	On the effective date and on each monthly deduction day	$16.50 per month in the first Policy year and $10.00 in Year 2+	$16.50 per month in the first Policy year and $4.00 in Year 2+
Cost of Insurance[2] (without extra ratings)	On the effective date and on each monthly deduction day

• Minimum Charge		$0.09 per month per $1000 of net amount at risk[3] (Female, Non-Tobacco, Age 20, Medical Issue)	$0.0138 per month per $1000 of net amount at risk (Female, Non-Tobacco, Age 20, Medical Issue)

• Maximum Charge		$83.33 per month per $1000 of net amount at risk (Male, Tobacco, Age 99, Guaranteed Issue)	$33.04 per month per $1000 of net amount at risk (Male, Tobacco, Age 99, Guaranteed Issue)

• Charge for a Male, age 48, Guaranteed Issue, during the first Policy year		$0.50 per month per $1000 of net amount at risk	$0.11 per month per $1000 of net amount at risk
Mortality and Expense Risk Charge	On the effective date and on each monthly deduction day	0.90% (annually) of the average cash value on each valuation day	0.70% (annually) of the average cash value on each valuation day Policy years 1 – 17, and 0.20% (annually) of the average cash value on each valuation day in Policy years 18+
Deferred Sales Load	Annually, on each Policy anniversary during Policy years 2 – 7	1.50% of all premium received in Policy year 1	1.50% of the premium received up to target premium in Policy year 1, and 0.40% of premium received in excess of target premium in Policy year 1

Term Life Insurance Rider[4]	On the effective date (date of issue) and on each monthly deduction day

• Minimum Charge		$0.06 per month per $1000 of net amount at risk	$0.0138 per month per $1000 of net amount at risk

• Maximum Charge		$83.33 per month per $1000 of net amount at risk	$33.04 per month per $1000 of net amount at risk

• Charge for a Male, age 48, Guaranteed Issue		$0.50 per month per $1000 of net amount at risk	$0.11 per month per $1000 of net amount at risk
Loan Interest Spread[5]	On Policy anniversary or earlier, as applicable[6]	2.00% (annually)	0.70% (annually) in Policy years 1 – 17; 0.20% (annually) in Policy years 18+

[1]	Different charges apply to Policies issued before January 28, 2002.
[2]

Cost of insurance rates vary based on the insured’s age, sex, underwriting class and Policy duration. The cost of insurance charges shown in the table may not be representative of the charges you will pay. Your Policy’s specifications page will indicate the guaranteed cost of insurance charge applicable to your Policy. You can obtain more information about your cost of insurance charges by contacting your registered representative or the administrative office listed on the back cover.

[3]	The net amount at risk equals the life insurance benefit on a monthly deduction day, divided by 1.0032737, minus the cash value as of the monthly deduction day.
[4]

The charge for this rider varies based on the insured’s age, sex and underwriting class, and face amount or net amount at risk. Charges based on actual age may increase as the insured ages. The rider charges shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about your rider charges by contacting your registered representative or the administrative office listed on the back cover.

[5]

The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (guaranteed not to exceed a maximum of 6.00% annually) and the amount of interest we credit to the amount in your loan account (which is 4.00% annually).

[6]

While a Policy loan is outstanding, loan interest is charged in arrears on each Policy anniversary or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination, or the insured’s death. Different Policy loan interest rates apply to Policies issued before January 28, 2002.

The following table shows the lowest and highest total operating expenses (before any fee waiver or expense reimbursement) charged by any of the portfolios for the fiscal year ended December 31, 2007. These expenses may be different in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Annual Portfolio Operating Expenses	Lowest	Highest

(total of all expenses that are deducted from portfolio assets, including management fees, distribution (12b-1) and other expenses)	0.14%	110.50%

Annual Portfolio Operating Expenses

(expenses deducted from portfolio assets)

The purpose of this table is to help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios for the fiscal year ended December 31, 2007 (except as noted in the footnotes). The information in this table (and in the footnotes thereto) was provided to Western Reserve by the applicable portfolio. Western Reserve has not independently verified such information. Expenses of the portfolios may be higher or lower in the future. For more information on the portfolio expenses described in this table, see the portfolio prospectuses, which accompany this prospectus. For information concerning compensation paid for the sale of the Policies, see “Sales of the Policies.”

3Portfolio	Management Fees	Other Expenses	12b-1 Fees	Acquired Fund Fees and Expenses	Gross Total Annual Expenses	Fees and Expenses Contractually Waived or Reimbursed [24]	Total Net Annual Expenses
AFIS Global Small Capitalization Fund (Class 2)	0.70%	0.03%	0.25%	N/A	0.98%	0.00%	0.98%
AFIS Growth Fund (Class 2)	0.32%	0.01%	0.25%	N/A	0.58%	0.00%	0.58%
AFIS International Fund (Class 2)	0.49%	0.03%	0.25%	N/A	0.77%	0.00%	0.77%
AFIS New World Fund (Class 2)	0.76%	0.06%	0.25%	N/A	1.07%	0.00%	1.07%
DFA VA Global Bond Portfolio	0.25%	0.06%	0.00%	N/A	0.31%	0.00%	0.31%
DFA VA International Small Portfolio	0.50%	0.12%	0.00%	N/A	0.62%	0.00%	0.62%
DFA VA International Value Portfolio	0.40%	0.07%	0.00%	N/A	0.47%	0.00%	0.47%
DFA VA Large Value Portfolio	0.25%	0.03%	0.00%	N/A	0.28%	0.00%	0.28%
DFA VA Short-Term Fixed Portfolio	0.25%	0.06%	0.00%	N/A	0.31%	0.00%	0.31%
DFA VA Small Value Portfolio	0.50%	0.06%	0.00%	N/A	0.56%	0.00%	0.56%
Fidelity VIP Contrafund® Portfolio (Initial Class) [1]	0.56%	0.09%	N/A	N/A	0.65%	0.00%	0.65%
First Eagle Overseas Variable Fund [2]	0.75%	0.23%	0.25%	N/A	1.23%	0.00%	1.23%
Ibbotson Aggressive Growth ETF Asset Allocation Portfolio - Class 1 [3,4]	0.45%	77.53%	N/A	0.18%	78.16%	77.50%	0.66%
Ibbotson Balanced ETF Asset Allocation Portfolio - Class 1 [5,6]	0.45%	15.58%	N/A	0.18%	16.21%	15.55%	0.66%

Ibbotson Conservative ETF Asset Allocation Portfolio - Class 1 [7,8]	0.45%	109.87%	N/A	0.18%	110.50%	109.84%	0.66%
Ibbotson Growth ETF Asset Allocation Portfolio - Class 1 [9,10]	0.45%	43.12%	N/A	0.17%	43.74%	43.09%	0.65%
Ibbotson Income and Growth ETF Allocation Portfolio - Class 1 [11,12]	0.45%	40.85%	N/A	0.18%	41.48%	40.82%	0.66%
Janus Aspen Balanced Portfolio (Institutional Shares) [13,14]	0.55%	0.02%	0.00%	0.00%	0.57%	0.00%	0.57%
Janus Aspen Flexible Bond Portfolio (Institutional Shares) [13,14,15]	0.55%	0.06%	0.00%	0.01%	0.62%	0.00%	0.62%
Janus Aspen Forty Portfolio (Institutional Shares) [13,14,16]	0.64%	0.05%	0.00%	0.01%	0.70%	0.00%	0.70%
Janus Aspen International Growth Portfolio (Institutional Shares) [13,14]	0.64%	0.06%	0.00%	0.00%	0.70%	0.00%	0.70%
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares) [13,14]	0.64%	0.04%	0.00%	0.00%	0.68%	0.00%	0.68%
Janus Aspen Worldwide Growth Portfolio (Institutional Shares) [13,14,17]	0.65%	0.02%	0.00%	0.00%	0.67%	0.00%	0.67%
PIMCO VIT All Asset Portfolio (Administrative Class) [18]	1.02%	0.25%	N/A	N/A	1.27%	0.02%	1.25%
PIMCO VIT All Asset Portfolio (Institutional Class) [18]	0.87%	0.25%	N/A	N/A	1.12%	0.02%	1.10%
PIMCO VIT High Yield Portfolio (Institutional Class) [19]	0.25%	0.35%	N/A	N/A	0.60%	0.00%	0.60%
PIMCO VIT Real Return Portfolio (Institutional Class) [18]	0.25%	0.25%	N/A	N/A	0.50%	0.00%	0.50%
PIMCO VIT Total Return Portfolio (Institutional Class) [20]	0.25%	0.43%	N/A	N/A	0.68%	0.00%	0.68%
Royce Micro-Cap Portfolio	1.25%	0.06%	N/A	N/A	1.31%	0.00%	1.31%
Rydex Variable Trust NASDAQ-100® Fund [21]	0.75%	0.76%	N/A	N/A	1.51%	0.00%	1.51%
Rydex Variable Trust Nova Fund	0.75%	0.71%	N/A	N/A	1.46%	0.00%	1.46%
T. Rowe Price Equity Income Portfolio	0.85%	0.00%	N/A	N/A	0.85%	0.00%	0.85%
T. Rowe Price Mid-Cap Growth Portfolio	0.85%	0.00%	N/A	N/A	0.85%	0.00%	0.85%
Third Avenue Value Portfolio	0.90%	0.27%	N/A	N/A	1.17%	0.00%	1.17%
Vanguard® VIF Balanced Portfolio	0.14%	0.10%	N/A	N/A	0.24%	0.00%	0.24%
Vanguard® VIF Capital Growth Portfolio	0.24%	0.18%	N/A	N/A	0.42%	0.00%	0.42%
Vanguard® VIF Diversified Value Portfolio	0.24%	0.16%	N/A	N/A	0.40%	0.00%	0.40%
Vanguard® VIF Equity Index Portfolio	0.10%	0.04%	N/A	N/A	0.14%	0.00%	0.14%
Vanguard® VIF High Yield Bond Portfolio	0.15%	0.09%	N/A	N/A	0.24%	0.00%	0.24%
Vanguard® VIF International Portfolio	0.25%	0.19%	N/A	N/A	0.44%	0.00%	0.44%

10

Vanguard® VIF Mid-Cap Index Portfolio	0.19%	0.05%	N/A	N/A	0.24%	0.00%	0.24%
Vanguard® VIF Money Market Portfolio	0.11%	0.04%	N/A	N/A	0.15%	0.00%	0.15%
Vanguard® VIF REIT Index Portfolio	0.25%	0.05%	N/A	N/A	0.30%	0.00%	0.30%
Vanguard® VIF Short-Term Investment-Grade Portfolio	0.11%	0.04%	N/A	N/A	0.15%	0.00%	0.15%
Vanguard® VIF Small Company Growth Portfolio	0.21%	0.15%	N/A	N/A	0.36%	0.00%	0.36%
Vanguard® VIF Total Bond Market Index Portfolio	0.11%	0.05%	N/A	N/A	0.16%	0.00%	0.16%
Vanguard® VIF Total Stock Market Index Portfolio [22,23]	0.11%	0.05%	N/A	N/A	0.16%	0.00%	0.16%

1

A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund’s expenses. In addition, through arrangements with the fund’s custodian, credits realized as a result of uninvested cash balances are used to reduce the fund’s custodian expenses. Including these reductions, the total class operating expenses would have been 0.64% These offsets may be discontinued at any time.

2

Other expenses reflect actual expenses during the fiscal year ended December 31, 2007; the largest of these were monies paid to parties providing transfer agency services to the Fund, including those provided by insurance companies maintaining omnibus accounts with the Fund and acting as sub-transfer agents on behalf of their Variable Contract holders.

3

The Portfolio’s shareholders indirectly bear the expenses of the Underlying ETFs in which the Portfolio invests. The Portfolio’s indirect expenses of investing in the Underlying ETFs represents the Portfolio’s pro rata portion of the cumulative expenses charged by the Underlying ETFs based on the Portfolio’s average invested balance in each Underlying ETF, the number of days invested, and each Underlying ETF’s net annual fund operating expenses for the fiscal period ending December 31, 2007. The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio’s financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in the Underlying ETFs. Excluding the indirect costs of investing in the Underlying ETFs, Total Annual Fund Operating Expenses for Class I are 77.98%.

4

The Adviser and Subadviser have contractually agreed to jointly waive its management fee and subadvisory fee, respectively, and/or reimburse expenses so that Total Annual Fund Operating Expenses, excluding acquired fund fees and expenses and extraordinary expenses, do not exceed a maximum of 0.48% of Class I shares average daily net assets through April 30, 2009. The addition of excluded expenses may cause the Portfolio’s Total Annual Fund Operating Expenses to exceed the maximum amounts of 0.48% for Class I agreed to by the Adviser and Subadviser.

5

The Portfolio’s shareholders indirectly bear the expenses of the Underlying ETFs in which the Portfolio invests. The Portfolio’s indirect expenses of investing in the Underlying ETFs represents the Portfolio’s pro rata portion of the cumulative expenses charged by the Underlying ETFs based on the Portfolio’s average invested balance in each Underlying ETF, the number of days invested, and each Underlying ETF’s net annual fund operating expenses for the fiscal period ending December 31, 2007. The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio’s financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in the Underlying ETFs. Excluding the indirect costs of investing in the Underlying ETFs, Total Annual Fund Operating Expenses for Class I are 16.03%.

6

The Adviser and Subadviser have contractually agreed to jointly waive its management fee and subadvisory fee, respectively, and/or reimburse expenses so that Total Annual Fund Operating Expenses, excluding acquired fund fees and expenses and extraordinary expenses, do not exceed a maximum of 0.48% of Class I shares average daily net assets through April 30, 2009. The addition of excluded expenses may cause the Portfolio’s Total Annual Fund Operating Expenses to exceed the maximum amounts of 0.48% for Class I agreed to by the Adviser and Subadviser.

7

The Portfolio’s shareholders indirectly bear the expenses of the Underlying ETFs in which the Portfolio invests. The Portfolio’s indirect expenses of investing in the Underlying ETFs represents the Portfolio’s pro rata portion of the cumulative expenses charged by the Underlying ETFs based on the Portfolio’s average invested balance in each

11

Underlying ETF, the number of days invested, and each Underlying ETF’s net annual fund operating expenses for the fiscal period ending December 31, 2007. The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio’s financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in the Underlying ETFs. Excluding the indirect costs of investing in the Underlying ETFs, Total Annual Fund Operating Expenses for Class I are 110.32%.
8

The Adviser and Subadviser have contractually agreed to jointly waive its management fee and subadvisory fee, respectively, and/or reimburse expenses so that Total Annual Fund Operating Expenses, excluding acquired fund fees and expenses and extraordinary expenses, do not exceed a maximum of 0.48% of Class I shares average daily net assets through April 30, 2009. The addition of excluded expenses may cause the Portfolio’s Total Annual Fund Operating Expenses to exceed the maximum amounts of 0.48% for Class I.

9

The Portfolio’s shareholders indirectly bear the expenses of the Underlying ETFs in which the Portfolio invests. The Portfolio’s indirect expenses of investing in the Underlying ETFs represents the Portfolio’s pro rata portion of the cumulative expenses charged by the Underlying ETFs based on the Portfolio’s average invested balance in each Underlying ETF, the number of days invested, and each Underlying ETF’s net annual fund operating expenses for the fiscal period ending December 31, 2007. The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio’s financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in the Underlying ETFs. Excluding the indirect costs of investing in the Underlying ETFs, Total Annual Fund Operating Expenses for Class I are 43.57%.

10

The Adviser and Subadviser have contractually agreed to jointly waive its management fee and subadvisory fee, respectively, and/or reimburse expenses so that Total Annual Fund Operating Expenses, excluding acquired fund fees and expenses and extraordinary expenses, do not exceed a maximum of 0.48% of Class I shares average daily net assets through April 30, 2009. The addition of excluded expenses may cause the Portfolio’s Total Annual Fund Operating Expenses to exceed the maximum amounts of 0.48% for Class I agreed to by the Adviser and Subadviser.

11

The Portfolio’s shareholders indirectly bear the expenses of the Underlying ETFs in which the Portfolio invests. The Portfolio’s indirect expenses of investing in the Underlying ETFs represents the Portfolio’s pro rata portion of the cumulative expenses charged by the Underlying ETFs based on the Portfolio’s average invested balance in each Underlying ETF, the number of days invested, and each Underlying ETF’s net annual fund operating expenses for the fiscal period ending December 31, 2007. The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio’s financial statements (or the financial highlights in this prospectus) because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in the Underlying ETFs. Excluding the indirect costs of investing in the Underlying ETFs, Total Annual Fund Operating Expenses for Class I are 41.30%.

12

The Adviser and Subadviser have contractually agreed to jointly waive its management fee and subadvisory fee, respectively, and/or reimburse expenses so that Total Annual Fund Operating Expenses, excluding acquired fund fees and expenses and extraordinary expenses, do not exceed a maximum of 0.48% of Class I shares average daily net assets through April 30, 2009. The addition of excluded expenses may cause the Portfolio’s Total Annual Fund Operating Expenses to exceed the maximum amounts of 0.48% for Class I agreed to by the Adviser and Subadviser.

13

The ‘‘Management Fee’’ is the investment advisory fee rate paid by each Portfolio to Janus Capital as of the end of the fiscal year. For Janus Aspen Worldwide Growth Portfolio, this fee may go up or down monthly based on the Portfolio’s performance relative to its benchmark index.

14

‘‘Acquired Fund’’ means any underlying portfolio (including, but not limited to, exchange-traded funds) in which a Portfolio invests or has invested during the period. Total Annual Fund Operating Expenses shown may not correlate to each Portfolio’s ratio of gross expenses to average net assets appearing in the Financial Highlights tables, which reflect the operating expenses of a Portfolio and does not include Acquired Fund fees and expenses. Amounts less than 0.01%, if applicable, are included in Other Expenses.

15

Annual Fund Operating Expenses are stated both with and without contractual expense waivers by Janus Capital. Janus Capital has contractually agreed to waive Janus Aspen Flexible Bond Portfolio total operating expenses (excluding brokerage commissions, interest, dividends, taxes, and extraordinary expenses including, but not limited to, acquired fund fees and expenses) to certain limits until at least May 1, 2009. The expense waivers shown reflect the application of such limits. The expense limits are detailed in the Statement of Additional Information (‘‘SAI’’).

12

16

Dividends or interest on short sales, which are paid to the lender of borrowed securities, are considered Other Expenses. Such expenses will vary depending on whether the securities the Portfolio sells short pay dividends or interest and the amount of such dividends or interest. Including such short sale dividends of 0.02%, Other Expenses total 0.05%.

17

Janus Aspen Worldwide Growth Portfolio pays an investment advisory fee rate that adjusts up or down based upon the Portfolio’s performance relative to its benchmark index during a measuring period. This fee rate, prior to any performance adjustment, is 0.60% for Janus Aspen Worldwide Growth Portfolio, and may go up or down by a variable of up to 0.15% (assuming constant assets) on a monthly basis. Any such adjustment to this fee rate commenced February 2007, and may increase or decrease the Management Fee. Refer to ‘‘Management Expenses’’ in the Prospectus for additional information with further description in the Statement of Additional

18	“Other Expenses” reflect an administrative fee of 0.25%.
19	“Other Expenses” reflect an administrative fee of 0.35%.
20	“Other Expenses” reflect an administrative fee of 0.25% and interest expense.
21	Effective April 1, 2008, the name of the Rydex Variable Trust OTC Fund was changed to the Rydex Variable Trust NASDAQ-100® Fund.
22

Although the Portfolio is not expected to incur any net expenses directly, the Portfolio’s shareholders indirectly bear the expenses of the underlying Vanguard funds (the Acquired Funds) in which the Portfolio invests. This figure includes transaction costs (i.e. purchase and redemption fees), if any, imposed on the Portfolio by the Acquired Funds. See The Portfolio and Vanguard.

23

The Total Annual Portfolio Operating Expensed shown in this table do not correlate to the expense ratio shown in the Financial Highlights table because that ratio does not included the Acquired Fund Fees and Expenses.

24

For certain portfolios, certain expenses were voluntarily reimbursed and/or certain fees were voluntarily waived during 2007. It is anticipated that these voluntary expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these voluntary arrangement, annual portfolio operating expenses would have been:

Portfolio	Management Fees	Other Expenses	12b-1 Fees	Acquired Fund Fees and Expenses	Gross Total Annual Expenses	Fees and Expenses Voluntarily Waived or Reimbursed	Total Net Annual Expenses
AFIS Global Small Capitalization Fund (Class 2) [25]	0.70%	0.03%	0.25%	N/A	0.98%	0.07%	0.91%
AFIS Growth Fund (Class 2) [25]	0.32%	0.01%	0.25%	N/A	0.58%	0.03%	0.55%
AFIS International Fund (Class 2) [25]	0.49%	0.03%	0.25%	N/A	0.77%	0.05%	0.72%
AFIS New World Fund (Class 2) [25]	0.76%	0.06%	0.25%	N/A	1.07%	0.08%	0.99%

25

The series’ investment adviser is currently waiving 10% of its management fee. The waiver may be discontinued at any time in consultation with the series’ board, but it is expected to continue at this level until further review. The series’ investment adviser and board intend to review the waiver as circumstances warrant. Management fees and total expenses do not reflect any waivers. Information regarding the effect of any waiver on total annual fund operating expenses can be found in the Financial Highlights table in the series’ prospectus and in the series’ annual report.

WESTERN RESERVE, THE SEPARATE ACCOUNT AND THE PORTFOLIOS

Western Reserve

Western Reserve Life Assurance Co. of Ohio is the insurance company issuing the Policy. Western Reserve’s main office is located at 570 Carillon Parkway, St. Petersburg, Florida 33716. Western Reserve’s administrative office for this Policy is located at 4333 Edgewood Rd. NE, Cedar Rapids, Iowa 52499. We are obligated to pay all benefits under the Policy.

13

The Separate Account

The separate account is a separate account of Western Reserve, established under Ohio law. We own the assets in the separate account, and we may use assets in the separate account to support other variable life insurance policies we issue. The separate account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).

The separate account is divided into subaccounts, each of which invests in shares of a specific life insurance fund portfolio. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses credited to, or charged against, a subaccount of the separate account reflect the subaccount’s own investment experience and not the investment experience of our other assets. The separate account’s assets may not be used to pay any of our liabilities other than those arising from the Policies and other variable life insurance policies we issue. If the separate account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

The Portfolios

The subaccounts of the separate account invest in shares of the corresponding portfolios. Each portfolio is part of a series fund which is registered with the SEC as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the SEC.

Each portfolio’s assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio has no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

Each portfolio’s investment objective(s), policies and investment adviser (and where applicable, the investment sub-adviser) are summarized below. There is no assurance that any portfolio will achieve its stated objective(s). An investment in a money market portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any government agency and, during periods of low interest rates, the yields of money market subaccounts may become extremely low and possibly negative. Certain portfolios may have investment objectives and policies similar to other mutual fund portfolios that are managed by the same investment adviser or sub-adviser that are available directly to the public (i.e., not through variable insurance products). The investment results of the portfolios, however, may be higher or lower than those of such other portfolios. We do not guarantee or make any representation that the investment results of the portfolios will be comparable to any other portfolio, even those with the same investment adviser or manager. You can find more detailed information about the portfolios, including a description of risks, in the portfolio prospectuses. You may obtain a free copy of the portfolio prospectuses by contacting us at 1-888-804-8461. You should read the portfolio prospectuses carefully.

American Funds Insurance Series managed by Capital Research and Management Company

•   AFIS Global Small Capitalization Fund (Class 2) seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world.

•   AFIS Growth Fund (Class 2) seeks to make your investment grow by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

•   AFIS International Fund (Class 2) seeks to make your investment grow over time by investing primarily in common stocks of companies located outside of the United States.

•   AFIS New World Fund (Class 2) seeks to make your investment grow over time by investing primarily in stocks of companies with significant exposure to countries with developing economies and/or markets.

14

DFA Investment Dimensions Group, Inc. advised by Dimensional Fund Advisors LP

•   DFA VA Global Bond Portfolio seeks to maximize total returns available from a universe of high quality fixed income instruments maturing in five years or less.

•   DFA VA International Small Portfolio is a no-load mutual fund designed to achieve long-term capital appreciation.

•   DFA VA International Value Portfolio is a no-load mutual fund designed to achieve long-term capital appreciation.

•   DFA VA Large Value Portfolio is a no-load mutual fund designed to capture the returns and diversification benefits of a broad cross-section of US value companies, on a market-cap weighted basis.

•   DFA VA Short-Term Fixed Portfolio seeks to achieve stable real value of capital with a minimum of risk.

•   DFA VA Small Value Portfolio is a no-load mutual fund designed to capture the returns and diversification benefits of a broad cross-section of US small value companies, on a market-cap weighted basis.

Fidelity Variable Insurance Products Funds – Initial Class managed by Fidelity Management & Research Company	• Fidelity VIP Contrafund® Portfolio (Initial Class) seeks long-term capital appreciation.

First Eagle Variable Fund advised by Arnhold and S. Bleichroeder Advisers, LLC	• First Eagle Overseas Variable Fund seeks long-term growth of capital.

Ibbotson ETF Allocation Series advised by ALPS Advisers, Inc.

•   Ibbotson Aggressive Growth ETF Asset Allocation Portfolio – Class 1 seeks to provide investors with capital appreciation.

•   Ibbotson Balanced ETF Asset Allocation Portfolio – Class 1 seeks to provide investors with capital appreciation and some current income.

•   Ibbotson Conservative ETF Asset Allocation Portfolio – Class 1 seeks to provide investors with current income and preservation of capital.

•   Ibbotson Growth ETF Asset Allocation Portfolio – Class 1 seeks to provide investors with capital appreciation.

•   Ibbotson Income and Growth ETF Asset Allocation Portfolio – Class 1 seeks to provide investors with current income and capital appreciation.

15

Janus Aspen Series managed by Janus Capital Management LLC

•   Janus Aspen Balanced Portfolio (Institutional Shares) seeks long-term capital growth, consistent with preservation of capital and balanced by current income. The Portfolio pursues its investment objective by normally investing 50-60% of its assets in equity securities selected primarily for their growth potential and 40-50% of its assets in securities selected primarily for their income potential. The Portfolio normally invests at least 25% of its assets in fixed-income senior securities.

•   Janus Aspen Flexible Bond Portfolio (Institutional Shares) seeks to obtain maximum total return, consistent with preservation of capital by investing, under normal circumstances, at least 80% of its assets in bonds.

•   Janus Aspen Forty Portfolio (Institutional Shares) seeks long-term growth of capital by investing primarily in a core group of 20 to 40 common stocks selected for their growth potential.

•   Janus Aspen International Growth Portfolio (Institutional Shares) seeks long-term growth of capital by investing under normal circumstances at least 80% of its net assets in securities of issuers from countries outside of the United States. The Portfolio normally invests in securities of issuers from several different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers. It may, under unusual circumstances, invest all of its assets in a single country. The Portfolio may have significant exposure to emerging markets.

•   Janus Aspen Mid Cap Growth Portfolio (Institutional Shares) seeks long-term growth of capital by investing under normal circumstances, at least 80% of its net assets in equity securities of mid-sized companies whose market capitalization falls, at the time of purchase, in the 12-month average of the capitalization range of the Russell Midcap® Growth Index.

•   Janus Aspen Worldwide Growth Portfolio (Institutional Shares) seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size located throughout the world. The Portfolio normally invests in issuers from several different countries, including the United States. The Portfolio may, under unusual circumstances, invest in a single country. The Portfolio may have significant exposure to emerging markets.

16

PIMCO Variable Insurance Trust managed by Pacific Investment Management Company LLC

•   PIMCO VIT All Asset Portfolio (Administrative Class) seeks maximum real return consistent with preservation of real capital and prudent investment management by investing its assets in shares of the PIMCO Funds and does not invest directly in stocks or bonds of other issuers.

•   PIMCO VIT All Asset Portfolio (Institutional Class) seeks maximum real return consistent with preservation of real capital and prudent investment management by investing substantially all of its assets in Institutional Class shares of some of the PIMCO Funds.

•   PIMCO VIT High Yield Portfolio (Institutional Class) seeks maximum total return, consistent with preservation of capital and prudent investment management by investing at least 80% of its assets in a diversified portfolio of high yield securities (“junk bonds”) rated below investment grade, but at least Caa by Moody’s or CCC by S&P, or, if unrated, determined by PIMCO to be of comparable quality.

•   PIMCO VIT Real Return Portfolio (Institutional Class) seeks maximum real return, consistent with preservation of real capital and prudent investment management.

•   PIMCO VIT Total Return Portfolio (Institutional Class) seeks to maximize total return, consistent with preservation of capital and prudent investment management by investing under normal circumstances at least 65% of its assets in a diversified portfolio of Fixed Income instruments of varying maturities.

Royce Capital Fund managed by Royce & Associates, LLC

•   Royce Micro-Cap Portfolio seeks long-term growth of capital by investing its assets primarily in a broadly diversified portfolio of equity securities issued by micro-cap companies (companies with stock market capitalization less than $500 million).

Rydex Variable Trust managed by Rydex Investments

•   Rydex Variable Trust Nova Fund seeks to provide investment results that match the performance of a specific benchmark on a daily basis. The Fund’s current benchmark is 150% of the performance of the S&P 500 Index. The S&P 500 Index is an unmanaged index composed of 500 common stocks from a wide range of industries that are traded on the New York Stock Exchange, The American Stock Exchange, and the NASDAQ.

•   Rydex Variable Trust NASDAQ-100® Fund seeks to provide investment results that correspond to a benchmark for over-the-counter securities. The Fund’s current benchmark is the NASDAQ 100 Index. The NASDAQ 100 Index contains the 100 largest non-financial, non-utilities stocks in the NASDAQ Composite.

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T. Rowe Price Equity Series, Inc. managed by T. Rowe Price Associates, Inc.

•   T. Rowe Price Equity Income Portfolio seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.

•   T. Rowe Price Mid-Cap Growth Portfolio seeks to provide long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth.

Third Avenue Variable Series Trust managed by Third Avenue Management LLC

•   Third Avenue Value Portfolio seeks long-term capital appreciation. The Portfolio invests primarily in the securities of well-capitalized, well-managed companies which are available at a significant discount to what the Adviser believes is their intrinsic value.

Vanguard® Variable Insurance Fund

managed by the following:

Balanced and High Yield Bond – Wellington Management Company, LLP

Capital Growth – PRIMECAP Management Company

Diversified Value – Barrow, Hanley, Mewhinney & Strauss

Equity Index, Mid-Cap Index, Total Stock Market Index and REIT Index – Vanguard®’s Quantitative Equity Group

International – Schroder Investment Management North America Inc.

Money Market, Short-Term Investment-Grade and Total Bond Market Index – Vanguard®’s Fixed Income Group

Small Company Growth – Granahan Investment Management, Inc. and Grantham, Mayo, Van Otterloo & Co LLC

•   Vanguard® VIF Balanced Portfolio seeks to conserve capital, while providing moderate income and moderate long-term growth of capital and income.

•   Vanguard® VIF Capital Growth Portfolio seeks to provide long-term growth of capital.

•   Vanguard® VIF Diversified Value Portfolio seeks to provide long-term growth of capital and a moderate level of dividend income.

•   Vanguard® VIF Equity Index Portfolio seeks to provide long-term growth of capital and income by attempting to match the performance of a broad-based market index of stocks of large U.S. companies.

•   Vanguard® VIF High Yield Bond Portfolio seeks to provide a higher level of income by investing primarily in a diversified group of high-yielding, higher-risk corporate bonds with medium- and lower-range credit-quality ratings, commonly known as “junk bonds.”

•   Vanguard® VIF International Portfolio seeks to provide a long-term growth of capital by investing primarily in the stocks of seasoned companies located outside of the United States.

•   Vanguard® VIF Mid-Cap Index Portfolio seeks to provide long-term growth of capital by attempting to match the performance of a broad-based market index of stocks of medium-size U.S. companies.

•   Vanguard® VIF Money Market Portfolio seeks to provide income while maintaining liquidity and a stable share price of $1. An investment in the Portfolio is not insured or guaranteed by the FDIC or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $1 per share, it is possible to lose money by investing in the Portfolio.

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•   Vanguard® VIF REIT Index Portfolio seeks to provide a high level of income and moderate long-term growth of capital.

•   Vanguard® VIF Short-Term Investment-Grade Portfolio seeks income while maintaining a high degree of stability of principal.

•   Vanguard® VIF Small Company Growth Portfolio seeks to provide long-term growth of capital by investing primarily in the stocks of smaller companies (which, at the time of purchase, typically have a market value of less than $1-$2 billion).

•   Vanguard® VIF Total Bond Market Index Portfolio seeks to provide a higher level of income by attempting to match the performance of a broad-based market index of publicly traded, investment-grade bonds.

•   Vanguard® VIF Total Stock Market Index Portfolio seeks to match the performance of a benchmark index that measures the investment return of the overall stock market.

Selection of the Underlying Portfolios

The underlying portfolios offered through this product are selected by Western Reserve, and Western Reserve may consider various factors, including, but not limited to asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the portfolio can provide marketing and distribution support for the sale of the Policies. (For additional information on these arrangements, see “Revenue We Receive.”) We review the portfolios periodically and may remove a portfolio, or limit its availability to new premiums and/or transfers of cash value if we determine that a portfolio no longer satisfies one or more of the selection criteria, and/or if the portfolio has not attracted significant allocations from policy owners.

You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you, decisions regarding investment allocations should be carefully considered.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the portfolios that are available to you, including each fund’s prospectus, statement of additional information and annual and semi/annual reports. Other sources such as the fund’s website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a fund or portfolio. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the cash value of your Policy resulting from the performance of the portfolios you have chosen.

We do not recommend or endorse a particular portfolio and we do not provide investment advice.

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Revenue We Receive

We (and our affiliates) may directly or indirectly receive payments from the portfolios, their advisers, subadvisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other services we (and our affiliates) provide and expenses we incur. We (and/or our affiliates) generally receive two types of payments:

•

Rule 12b-1 fees. We receive 12b-1 fees from the portfolios in the American Funds Insurance Series and First Eagle Overseas Portfolio. The fee received from American Funds Insurance Series and the First Eagle Overseas Portfolio is 0.25% of assets annually. All fees received by us are based on the average daily assets of the referenced portfolios that we hold in the subaccount for the Policies.

•

Administrative, Marketing and Support Service fees (“Service Fees”). The investment adviser, sub-adviser, administrators, and/or distributors (or affiliates thereof) of the portfolios may make payments to us and/or our affiliates, including Transamerica Capital, Inc. (“TCI”). These payments may be derived, in whole or in part, from the profits the investment adviser or sub-adviser receives from the advisory fee deducted from underlying portfolio assets. Policy owners, through their indirect investment in the portfolios, bear the costs of these advisory fees (see the prospectuses for the portfolios for more information). The amount of the payments we receive is based on a percentage of the assets of the particular portfolios attributable to the Policy and to certain other variable insurance products that our affiliates and we issue. These percentages differ and the amounts may be significant. Some advisers or sub-advisers (or other affiliates) pay us more than others.

The chart below provides the maximum combined percentages of 12b-1 fees and Service Fees that we anticipate will be paid to us on an annual basis:

Incoming Payments to us and TCI From the Funds
Fund	Maximum Fee % of assets*	Fund	Maximum Fee % of assets*
A I M Variable Insurance Funds	0.25%	Fidelity Variable Insurance Products Fund	0.05% after $100 million plus 0.05% after $150 million million**
T. Rowe Price International Series, Inc.	0.15% after $25 million **	Janus Aspen Series	0.15% after $50 million**
PIMCO Variable Insurance Trust (Administrative Class)	0.25%	T. Rowe Price Equity Series, Inc.	0.15% after $25 million **
American Funds Insurance Series	0.25%	The Universal Institutional Funds, Inc.	0.25%
First Eagle Variable Fund	0.25%

*

Payments are based on a percentage of the average assets of each underlying portfolio owned by the subaccounts available under this Policy and under certain other variable insurance products offered by our affiliates and us.

**	We receive this percentage on specified subaccounts once a certain dollar amount of fund shares are held in those subaccounts of Western Reserve and its affiliates.

Proceeds from certain of these payments by the underlying funds, the advisers, the sub-advisers and/or their affiliates may be profit to us and may be used for any corporate purpose, including payment of expenses (1) that we and our affiliates incur in promoting, issuing, marketing and administering the Policies and (2) that we incur, in our role as intermediary, in promoting, marketing and administering the fund portfolios.

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For further details about the compensation payments we make in connection with the sale of the Policies, see “Sale of the Policies” in this prospectus.

Your Right to Vote Portfolio Shares

Even though we are the legal owner of the portfolio shares held in the subaccounts, and we have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as policy owners instruct, so long as such action is required by law.

Before a vote of a portfolio’s shareholders occurs, you will receive voting materials in accordance with the procedures established for the portfolio. You will be instructed on how to vote and to return your proxy in a timely manner. Your number of votes is calculated separately for each subaccount and may include fractional votes. You hold a voting interest in each subaccount to which net premium or cash value is allocated. The number of votes for each subaccount is determined by dividing the Policy’s subaccount value by the net asset value per share of the portfolio in which that subaccount invests. The net asset value per share of each portfolio is the value for each share of a portfolio on any valuation day. The method of computing the net asset value per share is described in the prospectuses for the portfolios.

If we do not receive voting instructions on time from some policy owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Accordingly, it is possible for a small number of policy owners (assuming there is a quorum) to determine the outcome of a vote, especially if they have large Policy values. Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, you will be advised of that action and the reasons we took such action in the next semi-annual report for the appropriate portfolio.

CHARGES AND DEDUCTIONS

This section describes the charges and deductions that we make under the Policy in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The fees and charges are expected to result in a profit to us.

Services and benefits we provide under the Policy:

•	the life insurance benefit, cash value and loan benefits;

•	investment options, including net premium allocations;

•	administration of elective options; and

•	the distribution of reports to owners.

Costs and expenses we incur:

•	costs associated with processing and underwriting applications and changes in face amount and riders;

•	expenses of issuing and administering the Policy (including any Policy riders);

•	overhead and other expenses for providing services and benefits and sales and marketing expenses, including compensation paid in connection with the sale of the Policies; and

•	other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state and local premium and other taxes and fees.

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Risks we assume:

•	that the charges we may deduct may be insufficient to meet our actual claims because insureds die sooner than we estimate; and

•	that the costs of providing the services and benefits under the Policies may exceed the charges we are allowed to deduct.

Some or all of the charges we deduct are used to pay aggregate Policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

Percent of Premium Load

We will deduct certain expenses before we allocate the net premium payments you make to the subaccounts. The expenses deducted from your premium are intended to compensate us for sales expenses, including distribution costs and federal and state tax charges. Premium tax charges imposed by different states range from 0.00% to 3.50% of premiums. Although state premium taxes vary from state to state, the premium load will not vary with the state of residence of the owner.

Target premium is the amount of premium used to determine the charge applied to premium payments. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract (“MEC”). Premiums paid in excess of target premium may have adverse tax consequences. Target premium varies depending on the insured’s sex, issue age, and underwriting class and is listed on your Policy’s specification page.

For Policies issued on or after January 28, 2002, the percent of premium load currently equals:

•	11.50% of premium received up to target premium and 1.00% of premium received in excess of target premium in Policy Year 1; and

•	6.00% of premium received up to target premium and 0.50% of premium received in excess of target premium in Policy years 2-7; and

•	2.10% of premium received up to target premium and 0.50% of premium received in excess of target premium in Policy years 8-10; and

•	0.50% of all premium received thereafter.

We can increase the percent of premium load, but the maximum percent of premium load deduction is 11.50% of each premium payment received up to target premium in all years; and 4.5% of each premium payment received in excess of target premium in Policy year 1 and 7.5% of each premium payment received in excess of target premium in all Policy years thereafter. Different charges apply to Policies issued before January 28, 2002.

Deferred Sales Load

On each Policy anniversary during Policy years 2-7, we deduct a percent of either the premium received in Policy year 1 or the decrease in premium in excess of target premium received in Policy year 1.

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For Policies issued on or after May 1, 2001, the current deferred sales load equals:

•	1.50% of premium received up to target premium in Policy year 1 (for a cumulative total of 9% through Policy year 7); and

•	0.40% of premium received in excess of target premium in Policy year 1 (for a cumulative total of 2.4% through Policy year 7).

We can increase this charge, but the maximum deferred sales load is 1.50% of all premium received in Policy year 1 (for a cumulative total of 9% through Policy year 7). Different charges apply to Policies issued before May 1, 2001.

The payment of higher premium amounts during the first Policy year will result in higher amounts being subject to the deferred sales load in Policy years 2-7. When deciding upon the appropriate amount and timing of premium payments, you should consider the combined effect of the percent of premium load and the deferred sales load.

Monthly Deduction

We take a monthly deduction from the cash value on the effective date and on each monthly deduction day. We deduct this charge on a pro rata basis from all accounts (i.e., in the same proportion that the value in each subaccount bears to the total cash value on the monthly deduction day). Because portions of the monthly deduction (such as cost of insurance) can vary monthly, the monthly deduction will also vary.

The monthly deduction is equal to:

•	the monthly contract charge; plus

•	the monthly cost of insurance charge for the Policy; plus

•	the monthly charge for any benefits provided by riders attached to the Policy; plus

•	a factor representing the mortality and expense risk charge.

Monthly Contract Charge:

•	This charge currently equals $16.50 each Policy month in the first Policy year and $4.00 each month thereafter.

•	We can increase this charge, but we guarantee this charge will never be more than $16.50 each month in the first Policy year and $10.00 each month thereafter.

•	This charge is used to cover administrative services relating to the Policy.

Monthly Cost of Insurance Charge:

•

We calculate and deduct this charge monthly. The charge is dependent upon a number of variables that cause the charge to vary from Policy to Policy and from monthly deduction day to monthly deduction day. We may calculate the cost of insurance rate separately for the face amount at issue and for any increase in face amount.

•	The monthly cost of insurance charge is equal to 1. multiplied by the result of 2. minus 3., where:

1.	is the monthly cost of insurance rate per $1,000 of insurance;

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2.	is the number of thousands of dollars of life insurance benefit for the Policy (as defined by the applicable life insurance benefit Option 1, Option 2 or Option 3) divided by 1.0032737; and

3.

is the number of thousands of dollars of cash value as of the monthly deduction day (before this cost of insurance deduction), and after the mortality and expense risk charge, any applicable contract charge and the costs of any riders are subtracted.)

•	This charge is used to compensate us for the anticipated costs of paying the amount of the life insurance benefit that exceeds your cash value upon the death of the insured.

To determine the monthly cost of insurance rates, we refer to a schedule of current cost of insurance rates using the insured’s sex, age, risk class and number of years that the Policy or increment of face amount has been in force. As explained in detail above, we then multiply the cost of insurance rate (1. above) by the net amount at risk which is the life insurance benefit (2. above) minus the cash value (3. above). The factors that affect the net amount at risk include investment performance, payment of premiums and charges to the Policy. The actual monthly cost of insurance rates are primarily based on our expectations as to future mortality experience and expenses. We review the monthly cost of insurance rates on an ongoing basis (at least once every year) based on our expectations as to future mortality experience, investment earnings, persistency, taxes and other expenses. Any changes in cost of insurance rates are made on a uniform basis for insureds of the same class as defined by sex, age, risk class and Policy duration. The rates will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in your Policy.

The guaranteed rates for standard classes are based on the 1980 Commissioners’ Standard Ordinary Mortality Tables, Male or Female (“1980 CSO Tables”). The guaranteed rates for substandard classes are based on multiples of or additions to the 1980 CSO Tables. To determine current cost of insurance rates, we place insureds into the following risk classes: tobacco habit, medical issue, simplified issue and guaranteed issue. Current cost of insurance rates for an insured issued under simplified or guaranteed issue are generally higher than rates for an insured of the same age, sex and tobacco status issued under medical issue. Cost of insurance rates for an insured in a non-tobacco class are less than or equal to rates for an insured of the same age and sex in a tobacco class. Cost of insurance rates for an insured in a non-tobacco or tobacco standard class is generally lower than guaranteed rates for an insured of the same age and sex and tobacco status in a substandard class.

We also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, we may offer Policies with unisex mortality tables to such prospective purchasers.

Optional Insurance Riders:

•	The monthly deduction will include charges for any optional insurance benefits you add to your Policy by rider.

Mortality and Expense Risk Charge:

•	We deduct a monthly charge, which accrues daily, from your cash value in each subaccount to compensate us for aggregate Policy expenses and mortality and expense costs we assume.

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The charge is calculated as a percentage of the average cash value on each valuation day during the Policy month preceding the monthly deduction day. For Policies issued on or after January 28, 2002, the current mortality and expense risk charge is equivalent to:

•	An effective annual rate of 0.70% in Policy years 1-17; and

•	An effective annual rate of 0.20% thereafter.

Different charges apply to Policies issued prior to January 28, 2002. We may increase the charge, but the maximum mortality and expense risk charge is equivalent to an effective annual rate of 0.90% in all Policy years.

The mortality risk is that the insureds as a group will die sooner than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.

If this charge combined with other Policy charges does not cover our total actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits for any corporate purpose, including distribution or other costs.

Administrative Charges

Partial Withdrawal Charge

•	After the first Policy year, you may make a partial withdrawal.

•	When you make a partial withdrawal, we reserve the right to charge a processing fee of $25 or 2% of the amount you withdraw, whichever is less.

•	We currently do not impose this charge.

•	We deduct this amount from the withdrawal on a pro-rata basis from the subaccounts unless we may otherwise require or agree.

•	We will not increase this charge.

Loan Interest

•	Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear the same interest rate.

•

If you purchased your Policy after January 28, 2002, we currently charge you an annual interest rate on a Policy loan of 4.70% in Policy years 1-17 and 4.20% in Policy years 18+. Different loan interest rates apply for Policies purchased before January 28, 2002.

•	After offsetting the 4.00% interest we credit to amounts in the loan account, the net cost of loans currently is 0.70% (annually) in Policy years 1-17 and 0.20% (annually) in Policy years 18+.

•

The maximum guaranteed interest rate we will charge for a Policy loan is 6.00% (annually). After offsetting the 4.00% interest we credit to amounts in the loan account, the maximum net cost of loans is 2.00% (annually).

•	We may declare various lower Policy loan interest rates.

When you take a loan, we will withdraw an amount equal to the requested loan plus interest in advance for one year from each of the subaccounts on a pro-rata basis, unless you specify a different allocation by written notice to our administrative office.

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Transfer Charge

•	We currently allow you to make any number of transfers each year free of charge.

•	We reserve the right to charge $25 for each transfer over 12 during a Policy year.

•	For purposes of assessing the transfer charge, each written request of transfer, regardless of the number of subaccounts affected by the transfer, is considered a single transfer.

•	We deduct the transfer charge from the amount being transferred.

•	Transfers due to automatic asset rebalancing, loans or expiration of the free-look period do not count as transfers for the purpose of assessing this charge.

•	We will not increase this charge.

•	We may impose severe restrictions on, or even eliminate, the transfer privilege at any time, without notice. See “Disruptive Trading and Market Timing” below under “TRANSFERS.”

Taxes

We currently do not make any deductions for taxes from the separate account. We may do so in the future if such taxes are imposed or are increased by federal or state agencies.

Portfolio Expenses

The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of the net assets of the corresponding portfolio in which the subaccount invests. The total portfolio fees and expenses ranged from 0.14% to 110.50% in 2007. Portfolio fees and expenses may be higher in the future. See the Annual Portfolio Operating Expenses table in this prospectus, and the fund prospectuses.

A portfolio may assess a redemption fee of up to 2% on subaccount assets that are redeemed out of the portfolio in connection with a withdrawal or transfer. Each portfolio determines whether to have a redemption fee, the amount of the redemption fee, and when the fee is imposed. The redemption fee is retained by or paid to the portfolio and is not retained by us. We will administer any redemption fees and deduct them from your cash value. For more information on each portfolio’s redemption fee, see the portfolio prospectus.

THE POLICY

Ownership Rights

The Policy belongs to the owner named in the application. The insured is the owner unless the application specifies a different owner. The owner may exercise all of the rights and options described in the Policy while the insured is living. The principal rights an owner may exercise are:

•	to designate or change beneficiaries;

•	to receive amounts payable before the death of the insured;

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•

to assign the Policy (if you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment, and there may be tax consequences);

•	to change the owner of this Policy (there may be tax consequences);

•	to change the face amount and life insurance benefit option of this Policy (subject to limitations and restrictions); and

•	to select the tax test – guideline premium test or the cash accumulation test – applicable to the Policy on the Policy application. Once selected, the test may not be changed.

No designation or change in designation of an owner will take effect unless we receive a written request at our administrative office. When received, the request will take effect as of the date it was signed, subject to payment or other action taken by us before it was received. A change of owner may have significant tax consequences and you should consult a tax advisor before making an ownership change.

Modifying the Policy

Any modifications or waiver of any rights or requirements under the Policy must be in writing and signed by our president or secretary, one of our vice presidents or officers. No agent may bind us by making any promise not contained in the Policy.

Upon notice to you, we may modify the Policy:

•	to make the Policy, the separate account or our operations comply with any law or regulation issued by a governmental agency to which we are subject; or

•	to assure continued qualification of the Policy under the Code or other federal or state laws relating to variable life insurance policies; or

•	to reflect a change (permitted by the Policy) in the operation of the separate account; or

•	to provide additional subaccounts and/or fixed account options.

If any modifications are made, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, the Policy provides that such provision be deemed to be amended to conform with such laws.

Purchasing a Policy

We will offer the Policy to corporations and partnerships that meet the following conditions at issue:

•	A minimum of five Policies are issued, each on the life of a different insured; or

•	The aggregate annualized first-year planned periodic premium for all Policies is at least $100,000.

To purchase a Policy, you must submit a complete application and an initial premium to us at our administrative office through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with Transamerica Capital, Inc., the principal underwriter for the Policy and us.

Our current minimum face amount of a Policy is generally $25,000.

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We will generally only issue a Policy to you if you provide sufficient evidence that the insured meets our insurability standards. Your application is subject to our underwriting rules, and we may reject any application for any reason permitted by law. We will not issue a Policy if the insured is over age 75. The insured must be insurable and acceptable to us under our underwriting rules on the later of:

•	the date of your application; or

•	the date the insured completes all of the medical tests and examinations that we require.

Replacement of Existing Insurance

It may not be in your best interest to surrender, lapse, borrow from existing life insurance policies or annuity contracts, or exchange one life insurance policy for another covering the same insured in a “tax-free exchange” under Section 1035 of the Code in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should not replace your existing life insurance policy unless you determine this Policy is better for you. You may have to pay a surrender charge on your existing life insurance policy, other charges may be higher (or lower) and the benefits may be different. If you surrender your existing life insurance policy for cash and then buy this Policy, you may have to pay a tax, including a possible penalty tax, on the surrender. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

If you contemplate exchanging your existing life insurance policy for the Policy, you should consult a tax advisor to discuss the potential tax effects of such a transaction. See “Federal Income Tax Considerations.”

Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy in an exchange may be delayed until we receive that premium.

When Insurance Coverage Takes Effect

Insurance coverage under the Policy will take effect only if the insured is alive and in the same condition of health as described in the application when the Policy is delivered to the owner, and if the initial premium required under the Policy as issued is paid and received at the administrative office.

Free-Look Period

You may cancel your Policy for a refund during the “free-look period” by returning it to us at our administrative office or to the sales representative who sold it to you. The free-look period generally expires 14 days after we mail the Policy or 10 days after the delivery of the Policy to you, but certain states may require a longer free-look period. Unless we receive information or are notified otherwise, the Policy will be deemed delivered to you 4 days after we mail the Policy. If you decide to cancel your Policy, we will treat the Policy as if it had never been issued. Within 7 calendar days after receiving the returned Policy, we will refund an amount equal to the greater of:

•	the cash value as of the date the Policy is returned; or

•	the premiums paid less any partial withdrawals.

Under ordinary circumstances we will refund the premiums paid less partial withdrawals.

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Backdating a Policy

If you request, we may backdate a Policy by assigning an effective date earlier than the date the Policy is issued. However, in no event will we backdate a Policy earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, we will amend your application.

Cost of insurance charges are based in part on the insured’s age on the effective date. Generally, cost of insurance charges are lower at a younger age. We will deduct the monthly deductions, including cost of insurance charges, for the period that the Policy is backdated. This means that while the monthly deduction may be lower than what would have been charged had we not backdated the Policy, you will be paying for insurance during a period when the Policy was not in force.

POLICY FEATURES

Premiums

Allocating Premiums

In the application for a Policy, you must instruct us on how to allocate your net premium among the subaccounts. You must follow these guidelines:

•	allocation percentages must be in whole numbers; and

•	if you select asset rebalancing, the cash value of your Policy, if an existing Policy, or your minimum initial premium, if a new Policy, must be at least $10,000.

The initial “net premium” will be allocated to the general account during the free-look period and will earn interest at an annual rate (minimum 4%) that we declare. The free-look period generally expires 14 days after we mail the Policy or 10 days after the delivery of the Policy to you, but certain states may require a longer free-look period. At the end of the free-look period, we will allocate the net premium, including interest earned during the free-look period, to the subaccounts that you have chosen on your application. Where not specified, your net premium will be allocated to a money market subaccount.

Currently, you may change the allocation instructions for additional premium payments without charge at any time by writing us at our administrative office or faxing us at 319-355-2378 Monday - Friday 8:00 a.m. – 4:30 p.m. Central time. The change will be effective at the end of the valuation day on which we receive the change. Upon instructions from you, the registered representative/agent of record for your Policy may also change your allocation instructions for you. The minimum amount you can allocate to a particular subaccount is 1.0% of a net premium payment. We reserve the right to limit the number of premium allocation changes.

Whenever you direct money into a subaccount, we will credit your Policy with the number of units for that subaccount that can be bought for the dollar payment. We price each subaccount unit on each valuation day using the unit value determined at the closing of the regular business session of the New York Stock Exchange (“NYSE”) (usually at 4:00 p.m. Eastern time). We will credit amounts to the subaccounts only on a valuation day, that is, on a date the NYSE is open for trading. Your cash value will vary with the investment experience of the subaccounts in which you invest. You bear the investment risk for amounts you allocate to the subaccounts.

Certain subaccounts may impose restrictions on allocations. If a selected subaccount is not available, amounts will be held in suspense and allocated to the selected subaccount once available, generally within two days of the request.

You should periodically review how your cash value is allocated among the subaccounts because market conditions and your overall financial objectives may change.

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Premium Flexibility

You generally have flexibility to determine the frequency and the amount of the premiums you pay. Unlike conventional insurance policies, you do not have to pay your premiums according to a rigid and inflexible premium schedule. Before we issue the Policy to you, we may require you to pay an initial premium. Thereafter, up to age 100 (subject to the limitations described below), you may make unscheduled premium payments at any time and in any amount. When making premium payments in the first year, you should consider the effect of the percent of premium load (because we deduct a higher percentage during the first Policy year than in subsequent Policy years) and the annual deferred sales load (because this charge is based on a percentage of premium received in the first Policy year). Under some circumstances, you may be required to pay extra premiums to prevent a lapse.

Planned Periodic Payments

You will determine a planned periodic payment schedule, which allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount, frequency and time period over which you make your planned periodic payments. Please be sure to notify us or your agent/registered representative of any address changes so that we may be able to keep your current address on record.

Even if you make your planned periodic payments in full and on schedule, your Policy may still lapse. The duration of your Policy depends on the Policy’s net cash value. If the net cash value is not high enough to pay the monthly deduction when due, your Policy will lapse (unless you make the payment we specify during the late period). See “Policy Lapse and Reinstatement.”

Premium Limitations

Premium payments may be in any amount ($1,000 minimum if by wire). We will not allow you to make any premium payments that would cause the total amount of the premiums you pay to exceed the current maximum premium limitations, which qualify the Policy as life insurance according to federal tax laws. If you make a payment that would cause your total premiums to be greater than the maximum premium limitations, we will return the excess portion of the premium payment. We will not permit you to make additional premium payments until they are allowed by the maximum premium limitations. In addition, we reserve the right to refund a premium if the premium would increase the life insurance benefit by more than the amount of the premium. If you choose the guideline premium test, there are additional premium limitations.

Making Premium Payments

We will consider any payments you make to be premium payments. While there is indebtedness, we will treat payments made as premium payments unless you indicate that the payment is a loan repayment. We will deduct certain charges from your premium payments. We will accept premium payments by check or money order made out to Western Reserve Life Assurance Co. of Ohio. As an accommodation to you, we will accept initial and subsequent premium payments ($1,000 minimum) by wire transfer. You must send a simultaneous fax transmission to 319-355-2378 notifying us of the wire transfer. For an initial premium, we also need a completed application to accompany the fax. If the allocation instructions on the original application we receive at a later date are different from those designated on the fax, we will reallocate the initial premium on the first valuation day on or following the date the policy is issued, according to the allocation instructions in the application with an original signature. If we do not receive a simultaneous fax, or if we receive a fax of an incomplete application, we will apply premium at the unit value determined on the day we receive at our administrative office an appropriate fax or a completed application.

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If you wish to make payments by wire transfer, you should instruct your bank to wire federal funds as follows:

M & T Bank
ABA#022000046
For credit to: Western Reserve Life Assurance Co. of Ohio
Account #: 89487643
Include your name and Policy number on all correspondence

TRANSFERS

General

You or your agent/registered representative of record may make transfers among the subaccounts. You will be bound by any transfers made by your agent/registered representative. We determine the amount you have available for transfers at the end of the valuation period when we receive your transfer request at our administrative office. We may, at any time, discontinue or severely restrict transfer privileges, modify our procedures, or limit the number of transfers we permit. The following features apply to transfers under the Policy:

•	You may request transfers in writing (in a form we accept), or by fax to our administrative office.

•	The minimum amount that may be transferred is the lesser of $500 or the value of all remaining accumulation units in the subaccount.

•

The minimum amount that must remain in a subaccount after a transfer is $500. If the value of the remaining accumulation units in a subaccount would be less than $500, we have the right to include that amount as part of the transfer.

•	We reserve the right to deduct a $25 charge from the amount transferred for each transfer in excess of 12 transfers in a Policy year.

•	Transfer charges will be deducted on a pro-rata basis from each subaccount from which a transfer was made.

•	We consider all transfers made in any one day to be a single transfer.

•	Transfers resulting from loans, asset rebalancing, and the reallocation of cash value immediately after the free-look period, are not treated as transfers for the purpose of the transfer charge.

•

Certain subaccounts may impose restrictions on transfers. If a selected subaccount is not available, the transfer will be made into the selected subaccount once available, generally within two days of the request.

Disruptive Trading and Market Timing

Statement of Policy. This variable insurance Policy was not designed for the use of market timers or frequent or disruptive traders. Such transfers may be harmful to the underlying fund portfolios and increase transaction costs.

Market timing and disruptive trading among the subaccounts can cause risks with adverse effects for other policy owners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include:

(1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

(2) an adverse effect on portfolio management, such as:

(a)	impeding a portfolio manager’s ability to sustain an investment objective;

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(b)	causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or

(c)	causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and

(3) increased brokerage and administrative expenses.

These costs are borne by all policy owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other policy owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by standard United States Postal Service First Class mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some policy owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

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Under our current policies and procedures, we do not:

•	impose redemption fees on transfers;

•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that, some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policy owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to deter or detect market timing or disruptive trading by such policy owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders which we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter market timing or other harmful trading that may adversely affect other policy owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares redeemed within a certain time after purchase. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Policy owners should be aware that we may not have the contractual ability or the operational capacity to monitor policy owners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. Accordingly, policy owners and other persons who have material rights under our variable insurance products should assume that any protection they may have against potential harm from market timing and disruptive trading is the protection, if any, provided by the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading in certain subaccounts.

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Policy owners should be aware that, upon written request by a fund or its designee, we are required to provide the fund with information about an individual policy owner and the policy owner’s trading activities in and out of one or more portfolios of the fund. In addition, a fund may require us to restrict or prohibit a policy owner’s purchases and exchanges of shares of a specified portfolio if the fund identifies such policy owner as violating the frequent trading policies established for that portfolio. Please read the fund’s prospectuses for information about restrictions on transfers.

Omnibus Order. Policy owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Transfer Procedures

To make a transfer via fax, send your instructions to 319-355-2378 Monday - Friday 8:00 a.m. – 4:30 p.m. Central time.

Please note the following regarding fax transfers:

•	We will employ reasonable procedures to confirm that fax instructions are genuine.

•	Fax orders must be received at our administrative office before 4:00 p.m. Eastern time to receive same-day pricing of the transaction.

•	We will not be responsible for same-day processing of transfers if faxed to a number other than 319-355-2378.

•

We will not be responsible for any transmittal problems when you fax us your order unless you report it to us within five business days of receipt of confirmation of fax transmittal and send us proof of your fax transmittal.

•	We may discontinue this option at any time.

We cannot guarantee that faxed transactions will always be available. For example, our administrative office may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of faxes is unusually high, we might not have someone immediately available to receive your order at our administrative office. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

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We will process any transfer order we receive at our administrative office before the NYSE closes (usually 4:00 p.m. Eastern time) using the subaccount unit value determined at the end of that session of the NYSE. If we receive the transfer order after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular business session of the NYSE.

Asset Rebalancing Program

We offer an asset rebalancing program under which you may transfer amounts periodically to maintain a particular percentage allocation among the subaccounts you have selected. Cash value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the cash value in the subaccounts at the end of each period to match your Policy’s currently effective premium allocation schedule. This program is intended to transfer cash value from subaccounts that have increased in value to subaccounts that have declined in value. Over time, this method of investment may help you buy low and sell high. This program does not guarantee gains or protect against losses. You may still have losses.

You may elect asset rebalancing to occur on each quarterly, semi-annual or annual anniversary of the effective date. Once we receive the asset rebalancing request form at our administrative office, we will effect the initial rebalancing of cash value on the next such anniversary, in accordance with the Policy’s current net premium allocation schedule. You may modify your allocations quarterly. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day that the NYSE is open.

To start asset rebalancing:

•	you must submit to us at our administrative office a completed asset rebalancing request form signed by the policy owner; and

•	you must have a minimum cash value of $10,000 or make a $10,000 initial premium payment.

There is no charge for the asset rebalancing program. Reallocations we make under the program will not count toward your 12 free transfers each year.

Asset rebalancing will cease if:

•	we receive your request to discontinue participation at our administrative office;

•	you make any transfer to or from any subaccount other than under a scheduled rebalancing; or

•	you elect to participate in any asset allocation services provided by a third party.

You may start and stop participation in the asset rebalancing program at any time, but we reserve the right to restrict your right to re-enter the program to once each Policy year. If you wish to resume the asset rebalancing program, you must complete a new request form. We may modify, suspend, or discontinue the asset rebalancing program at any time.

Third Party Asset Allocation Services

We may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ. These independent third parties may or may not be appointed Western Reserve agents for the sale of Policies. Western Reserve does not engage any third parties to offer

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investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with Western Reserve for the sale of Policies. Western Reserve therefore takes no responsibility for the investment allocations and transfers transacted on your behalf by such third parties or any investment allocation recommendations made by such parties. Western Reserve does not currently charge you any additional fees for providing these support services. Western Reserve reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.

Note carefully:

•	Western Reserve does not offer, and does not engage any third parties to offer, investment allocation services of any type for use with the Policy.

•	Western Reserve is not party to any agreement that you may have with any third parties that offer investment allocation services for use with your Policy.

•	Any fee that is charged by third parties offering investment allocation services for use with your Policy is in addition to the fees and expenses that apply under your Policy.

POLICY VALUES

Cash Value

Your Policy’s cash value:

•

Varies from day to day, depending on the investment experience of the subaccounts you choose, the charges deducted and any other Policy transactions (such as additional premium payments, transfers, withdrawals and Policy loans).

•	Serves as the starting point for calculating values under a Policy.

•	Equals the sum of all values in each subaccount and the loan account.

•	Is determined on the effective date and on each valuation day.

•	Has no guaranteed minimum amount and may be more or less than premiums paid.

Net Cash Value

The net cash value is the amount we pay when you surrender your Policy. We determine the net cash value at the end of the valuation period when we receive your written surrender request at our administrative office.

Net cash value on any valuation date equals:

•	the cash value as of such date; minus

•	any outstanding indebtedness (Policy loan amount plus any accrued interest).

Subaccount Value

Each subaccount’s value is the cash value in that subaccount. At the end of the free-look period, the subaccount value is equal to the amount of the initial net premium allocated to that subaccount, including any interest earned during the free-look period. At the end of any other valuation period, the subaccount’s value is equal to that part of the net premiums allocated to the subaccount and any cash value transferred to the subaccount, adjusted by fees and charges, interest income, dividends, net capital gains or losses, realized or unrealized, and decreased by partial withdrawals and any cash value transferred out of the subaccount.

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Accumulation Units

Every time you allocate premium, transfer or withdraw money to or from a subaccount, we convert that dollar amount into accumulation units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer or partial withdrawal by the accumulation unit value for that subaccount next determined at the end of the valuation period on which the premium, transfer request or partial withdrawal request is received at our administrative office. Accumulation units are canceled as of the end of the valuation period in which we receive written (or other acceptable) notice regarding the event. These events are referred to as Policy transactions. Accumulation units are bought and sold each time there is a Policy transaction.

Net premiums allocated to or amounts transferred to a subaccount increase the number of accumulation units of that subaccount. The following events reduce the number of accumulation units of a subaccount:

•	partial withdrawals or transfers from a subaccount;

•	surrender of the Policy;

•	payment of the life insurance benefit proceeds;

•	Policy loans; and

•	the monthly deduction.

The number of accumulation units in any subaccount on any monthly deduction day equals:

•	the initial units purchased at accumulation unit value at the end of the free-look period; plus

•	units purchased with additional net premium(s); plus

•	units purchased via transfers from another subaccount or the loan account; minus

•	units redeemed to pay for monthly deductions; minus

•	units redeemed to pay for partial withdrawals; minus

•	units redeemed as part of a transfer to another subaccount or the loan account; minus

•	units redeemed to pay any transfer charges, any partial withdrawal charges, and any redemption fees that may apply.

Accumulation Unit Value

We determine the value of an accumulation unit on any valuation day by multiplying the value of the accumulation unit on the immediately preceding valuation day by the net investment factor for the valuation period.

Net Investment Factor

The net investment factor is an index that we apply to measure the investment performance of accumulation units of a subaccount from one valuation period to the next. We determine the net investment factor for any subaccount for any valuation period by dividing:

•	the result of

•	the net asset value per share of the portfolio held in the subaccount, determined at the end of the current valuation period; plus

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•

the per share amount of any dividend or capital gain distributions made by the portfolio held in the subaccount, if the “ex-dividend” date occurs during the current valuation period; and the result divided by

•	the net asset value per share of the portfolio held in the subaccount, determined at the end of the immediately preceding valuation period.

The net investment factor may be greater or less than one; therefore, the value of an accumulation unit may increase or decrease.

Except on customary national holidays on which the NYSE is closed, the portfolio in which any subaccount invests will determine its net asset value per share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern time) that coincides with the end of each valuation period.

LIFE INSURANCE BENEFIT

As long as the Policy is in force, we will pay the life insurance benefit on an individual Policy once we receive at our administrative office satisfactory proof of the insured’s death, written direction on how to pay the life insurance benefit, and any other documents and information we need. We may require return of the Policy. We will pay the life insurance benefit proceeds to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, we will pay the life insurance benefit proceeds to the owner. We will pay the life insurance benefit proceeds in a lump sum or under a settlement option.

Life insurance benefit proceeds equal:

•	the life insurance benefit (described below); minus

•	any monthly deductions due during the late period (if applicable); minus

•	any outstanding indebtedness or due and unpaid charges; plus

•	any additional insurance in force provided by rider.

We may further adjust the amount of the life insurance benefit proceeds if we contest the Policy or if you misstate the insured’s age or sex.

Life Insurance Benefit Options

The Policy provides a life insurance benefit. The life insurance benefit is determined at the end of the valuation period in which the insured dies. On your application, you must select one of the three life insurance benefit options (Option 1, Option 2 or Option 3) we offer. No matter which life insurance benefit option you choose, we guarantee that, so long as the Policy does not lapse, the life insurance benefit will never be less than the face amount of the Policy until age 100, when the life insurance benefit will equal the cash value.

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You must also choose either the Cash Value Accumulation Test or the Guideline Premium Test in order to qualify the Policy as life insurance under the Code. You may not change tests. Each test involves a set of limitation percentages that vary by age. The limitation percentages, which are used to determine the life insurance benefit provided, vary from one test to the other and may be found below.

Life insurance benefit under Option 1 is the greater of:	1. the face amount of the Policy; or
2. the applicable percentage called the “limitation percentage,” multiplied by the cash value on the insured’s date of death.

Under Option 1, your life insurance benefit remains level unless the limitation percentage multiplied by the cash value is greater than the face amount; then the life insurance benefit will vary as the cash value varies.

Option 1 example. Assume the insured is under the age of 40, there is no outstanding indebtedness, and the Guideline Premium Test is chosen. Under option 1, a Policy with a $50,000 face amount will generally pay $50,000 in life insurance benefits. However, because the life insurance benefit must be equal to or greater than 250% of cash value (age 40 and under), any time the cash value of the Policy exceeds $20,000, the life insurance benefit will exceed the $50,000 face amount. Each additional dollar added to cash value above $20,000 will increase the life insurance benefit by $2.50. Similarly, so long as cash value exceeds $20,000, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

If at any time, however, the cash value multiplied by the limitation percentage is less than the face amount, the life insurance benefit will equal the face amount of the Policy.

Life insurance benefit under Option 2 is the greater of:	1. the face amount; plus the cash value on the insured’s date of death; or
2. the limitation percentage; multiplied by the cash value on the insured’s date of death.

Under Option 2, the life insurance benefit always varies as the cash value varies.

Option 2 example. Assume the insured is under the age of 40, there is no outstanding indebtedness, and the Guideline Premium Test is chosen. Under Option 2, a Policy with a face amount of $50,000 will generally pay a life insurance benefit of $50,000 plus cash value. Thus, for example, a Policy with a cash value of $10,000 will have a life insurance benefit of $60,000 ($50,000 + $10,000). The life insurance benefit under the Guideline Premium Test, however, must be at least 250% of cash value (age 40 and under). As a result, if the cash value of the Policy exceeds $33,333, the life insurance benefit will be greater than the face amount plus cash value. Each additional dollar of cash value above $33,333 will increase the life insurance benefit by $2.50. Similarly, any time cash value exceeds $33,333, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

If at any time, however, cash value multiplied by the limitation percentage is less than the face amount plus the cash value, then the life insurance benefit will be the face amount plus the cash value of the Policy.

Life insurance benefit under Option 3 is the greater of:	1. the face amount; plus

• cumulative premiums paid; less

• cumulative partial withdrawals; or

2. the limitation percentage; multiplied by

• the cash value on the insured’s date of death.

Under Option 3, the life insurance benefit will always vary with the premiums paid and partial withdrawals taken, and the life insurance benefit may vary as the cash value varies.

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Option 3 example. Assume the insured is under the age of 40, there is no outstanding indebtedness, and the Guideline Premium Test is chosen. Under Option 3, a Policy with a face amount of $50,000 will generally pay a life insurance benefit of $50,000 plus premiums. Thus, for example, a Policy with premiums paid of $10,000 will have a life insurance benefit of $60,000 ($50,000 + $10,000). The life insurance benefit under the Guideline Premium Test, however, must be at least 250% of cash value (age 40 and under). As a result, if the cash value of the Policy exceeds $24,000, the life insurance benefit will be greater than the face amount plus cash value. Each additional dollar of cash value above $24,000 will increase the life insurance benefit by $2.50. Similarly, any time cash value exceeds $24,000, each dollar taken out of cash value will reduce the life insurance benefit by $2.50.

*                                         *                                         *

The Policy is intended to qualify under Section 7702 of the Code as a life insurance contract for federal tax purposes. The life insurance benefit under the Policy is intended to qualify for the federal income tax exclusion.

To the extent that the life insurance benefit is increased to maintain qualification as a life insurance policy, appropriate adjustments will be made in any monthly deductions or supplemental benefits as of that time, retroactively or otherwise, that are consistent with such an increase. Retroactive adjustments to the monthly deduction may be deducted from the cash value or may be made by right of setoff against any life insurance benefits payable. Prospective adjustments will be reflected in the monthly deduction.

Life Insurance Benefit Compliance Tests

Under Section 7702 of the Code, a policy will generally be treated as life insurance for federal tax purposes if at all times it meets either a “guideline premium test (GPT)” or a “cash value accumulation test (CVAT).” You must choose either the GPT or the CVAT before the policy is issued. Once the policy is issued, you may not change to a different test. The Life Insurance Benefit will vary depending on which test is used.

Each test involves a set of limitation percentages that vary by attained age. The limitation percentages, which are used to determine the life insurance benefit provided, vary from one test to the other. (See the separate tables below.)

Limitation Percentages Table – Guideline Premium Test

Insured’s Attained Age on Policy Anniversary	Limitation Percentage	Insured’s Attained Age on Policy Anniversary	Limitation Percentage	Insured’s Attained Age on Policy Anniversary	Limitation Percentage

0-40 41 42 43 44 45 46 47 48 49 50 51 52 53 54 55 56 57 58	250 243 236 229 222 215 209 203 197 191 185 178 171 164 157 150 146 142 138	59 60 61 62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77	134 130 128 126 124 122 120 119 118 117 116 115 113 111 109 107 105 105 105	78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94-99 100 and older	105 105 105 105 105 105 105 105 105 105 105 105 105 104 103 102 101 100

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Limitation Percentages Table – Cash Value Accumulation Test

Insured’s Attainted Age on Policy Anniversary	Limitation Percentage		Insured’s Attained Age on Policy Anniversary	Limitation Percentage		Insured’s Attained Age on Policy Anniversary	Limitation Percentage
	Male	Female		Male	Female		Male	Female
20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46	631 612 595 577 560 542 526 509 493 477 462 447 432 418 404 391 379 366 355 343 332 322 312 302 293 284 275	751 727 704 681 659 638 617 597 578 559 541 523 506 489 473 458 443 428 414 401 388 376 364 353 342 332 322	47 48 49 50 51 52 53 54 55 56 57 58 59 60 61 62 63 64 65 66 67 68 69 70 71 72 73	267 259 251 244 237 230 224 218 212 206 201 195 190 186 181 177 172 168 164 161 157 154 151 148 145 142 140	312 303 294 285 276 268 261 253 246 239 232 226 219 213 207 201 196 191 186 181 176 172 167 163 159 155 152	74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 100	137 135 133 131 129 127 125 124 122 121 119 118 117 116 115 114 113 112 111 110 109 107 106 105 103 102 100	148 145 142 139 136 134 131 129 127 125 123 121 119 118 117 115 114 113 111 110 109 108 106 105 103 102 100

If the federal tax code requires us to determine the life insurance benefit by reference to these limitation percentages, the Policy is described as “in the corridor.” An increase in the cash value while the Policy is in the corridor will increase our risk, and we will increase the cost of insurance we deduct from the cash value.

The GPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into the policy. The corridor requires that the life insurance benefit be at least a certain percentage (varying each year by age of the insured) of the cash value. The CVAT does not have a premium limit, but does have a corridor that requires that the life insurance benefit be at least a certain percentage (varying based on the age, sex and risk class of the insured) of the cash value.

The corridor under the CVAT is different than the corridor under the GPT. Specifically, the CVAT corridor requires more life insurance benefit in relation to cash value than is required by the GPT corridor. Therefore, as your cash value increases your Life Insurance Benefit will increase more rapidly under CVAT than it would under GPT.

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Your Policy will be issued using the GPT unless you choose otherwise. In deciding whether or not to choose the CVAT, you should consider that the CVAT generally permits more premiums to be contributed to a policy, but may require the policy to have a higher life insurance benefit.

Choosing a Life Insurance Benefit Option

You must choose one life insurance benefit option on your application. This is an important decision. The life insurance benefit option you choose generally will have an impact on the dollar value of the life insurance benefit, on your cash value and on the cost of insurance charges you pay. Your Policy will be issued with Option 1 if no life insurance benefit option is designated on the application.

Option 1 could be considered more suitable for you if your goal is to increase cash value based upon positive investment experience, while Options 2 and 3 could be considered more suitable if your goal is to increase your total life insurance benefit.

Changing the Life Insurance Benefit Option

After the first Policy year, you may change the life insurance benefit option for an insured’s coverage (subject to the rules below). We will notify you of the new face amount.

•	You may not change between Options 2 and 3.

•	You must send your written request to our administrative office.

•	We may require proof of insurability.

•	The effective date of the change will be the monthly deduction day on or immediately following the date we approve your request for a change.

•	You may not make a change that would decrease the face amount below the minimum face amount of the Policy.

•	If you change from Option 2 to Option 1, the face amount will be increased by an amount equal to the cash value on the effective date of the change.

•	If you change from Option 1 to Option 2, the face amount will be decreased by an amount equal to the cash value on the effective date of the change.

•	If you change from Option 3 to Option 1, the face amount will be increased by the sum of the premiums paid less the sum of partial withdrawals.

•	If you change from Option 1 to Option 3, the face amount will be decreased by the sum of the premiums paid less the sum of partial withdrawals.

•	You may not make a change if the Policy would fail to qualify as life insurance as defined under Section 7702 of the Code.

•	There may be adverse federal tax consequences. You should consult a tax advisor before changing your Policy’s life insurance benefit option.

How Life Insurance Benefits May Vary in Amount

As long as the Policy remains in force, we guarantee that the life insurance benefit will never be less than the face amount of the Policy. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. The life insurance benefit may, however, vary with the Policy’s cash value. Under Option 1, the life

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insurance benefit will only vary when the cash value multiplied by the limitation percentage exceeds the face amount of the Policy. The life insurance benefit under Option 2 will always vary with the cash value because the life insurance benefit equals either the face amount plus the cash value or the limitation percentage multiplied by the cash value. The life insurance benefit under Option 3 will always vary with the premiums paid and partial withdrawals taken and will also vary whenever the Policy is in the corridor (i.e., whenever the cash value multiplied by the limitation percentage exceeds the face amount plus cumulative premiums paid less cumulative partial withdrawals).

Changing the Face Amount

Subject to certain limitations, you may increase or decrease the face amount of a Policy. A change in face amount may affect your cost of insurance charge. A change in face amount could also have federal income tax consequences. Consult a tax advisor before changing the face amount.

Decreasing the Face Amount

After the Policy has been in force for one year, you may decrease the face amount. A decrease in the face amount will affect your cost of insurance charge and may have adverse federal tax consequences. You should consult a tax advisor before decreasing your Policy’s face amount.

Conditions for decreasing the face amount:

•	You must send your written request to our administrative office.

•	You may not decrease your face amount lower than $25,000.

•	You may not decrease your face amount if it would disqualify your Policy as life insurance under the Code.

•	A decrease in face amount will take effect on the monthly deduction day on or immediately following our receipt of your written request.

Increasing the Face Amount

After the Policy has been in force for one year, you may increase the face amount. An increase in the face amount will affect your cost of insurance charge and target premium. A change in face amount may have adverse federal tax consequences. You should consult a tax advisor before increasing your Policy’s face amount.

Conditions for increasing the face amount:

•	You must submit a written application to our administrative office.

•	You must submit additional evidence of insurability as requested.

•	We reserve the right to decline any increase request.

•	You do not need to increase your premium, but there must be enough net cash value to cover the next monthly deduction after the increase becomes effective.

•	An increase in face amount will take effect on the monthly deduction day on or after we approve your written request.

•	The two-year period in the incontestability and suicide exclusion provision will each start on the date when such increase takes effect.

•	IF YOU INCREASE THE FACE AMOUNT BUT YOU HAVE NOT PAID SUFFICIENT PREMIUMS TO COVER MONTHLY DEDUCTIONS, YOUR POLICY WILL LAPSE.

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Duration of the Policy

The Policy’s duration depends upon the net cash value. The Policy will remain in force so long as the net cash value is sufficient to pay the monthly deduction. If the net cash value is insufficient to pay the monthly deduction and you do not make an adequate payment before the end of the late period, the Policy will lapse and terminate without value.

Payment Options

There are several ways of receiving proceeds under the life insurance benefit and surrender provisions of the Policy, other than in a lump sum. None of these options vary with the investment performance of a separate account. The options are described in your Policy and the SAI.

SURRENDERS AND PARTIAL WITHDRAWALS

Surrenders

You must make a written request containing an original signature to surrender your Policy for its net cash value as calculated at the end of the valuation day on which we receive your request at our administrative office. The insured must be alive and the Policy must be in force when you make your written request. If the Policy is completely surrendered and ownership has not been transferred (except as a result of a merger or acquisition and the succeeding owner was, or is to be, the wholly-owned subsidiary of the preceding owner, or the succeeding owner is a trust established by the preceding owner for the purpose of providing employee benefits) we may pay you an amount in addition to the net cash value. This additional amount will not be paid on partial withdrawals or on full surrenders with proceeds paid to a party other than the owner. The additional amount varies by the number of years since the effective date, the amount of premium paid in the first year, the target premium, the cash value and any other factor reasonably related to the Policy’s expected acquisition or administrative cost. We will not unfairly discriminate in determining the additional amount. A surrender is effective as of the date when we receive your written request. Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the net cash value in a lump sum within seven days. A surrender may have tax consequences. You should consult a tax advisor before requesting a surrender.

Partial Withdrawals

After the first Policy year, while the insured is living and the Policy is in force, you may request a partial withdrawal of a portion of your net cash value subject to certain conditions.

Conditions for partial withdrawal:

•	You must send your written partial withdrawal request with an original signature to our administrative office.

•

The minimum amount of the partial withdrawal is $500 and the maximum amount of the partial withdrawal is an amount that would leave at least $500 remaining in each subaccount from which the partial withdrawal is made.

•	There is no limit to the number of partial withdrawals per Policy year.

•

The partial withdrawal will be deducted from each of the subaccounts on a pro-rata basis in accordance with your current premium allocation instructions unless you specify otherwise in your written request.

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•	You may not take a partial withdrawal if it will reduce the face amount below the minimum face amount set forth in the Policy.

•	We generally will pay a partial withdrawal request within seven days following the valuation day we receive the request at our administrative office.

•

We reserve the right to deduct a processing fee equal to the lesser of $25 or 2% of the amount you withdraw. We deduct this amount from the withdrawal, and we pay you the balance. We will deduct this fee on a pro-rata basis from the subaccounts unless we may otherwise require or agree.

•	The cash value and the net cash value will be reduced, as of the date of payment, by the amount of partial withdrawal that you make.

•	You may not take a partial withdrawal that would disqualify your Policy as life insurance under the Code.

•	A partial withdrawal may have tax consequences. See “Federal Income Tax Considerations.”

If you have selected life insurance benefit option 1, we will reduce the face amount by the amount of the partial withdrawal. If you have selected life insurance benefit option 2, the face amount will not be changed by the amount of the partial withdrawal. If you have selected life insurance benefit option 3 and the partial withdrawal is greater than the sum of the premiums paid, the face amount is reduced by the amount of the partial withdrawals minus the sum of the premiums paid; otherwise the face amount is not reduced. We do not allow partial withdrawals that would reduce the face amount below $25,000.

LOANS

General

After the first Policy year (as long as the Policy is in force) you may borrow money from us using the Policy as the only security for the loan. We may permit a loan before the first Policy anniversary for Policies issued pursuant to 1035 Exchanges. A loan that is taken from, or secured by, a Policy may have tax consequences. You should consult a tax advisor before requesting a Policy loan. See “Federal Income Tax Considerations.”

Conditions for Policy loans:

•	We may require you to borrow at least $500.

•	The maximum amount you may borrow is 90% of the net cash value.

•	Outstanding loans have priority over the claims of any assignee or other person.

•	The loan may be repaid totally or in part.

When you take a loan, we will withdraw an amount equal to the requested loan plus interest in advance for one year from each of the subaccounts on a pro-rata basis unless you specify otherwise in your written notice, and we will transfer that amount to the loan account. The loan account is a part of our general account to which amounts are transferred as collateral for a Policy loan.

We normally pay the amount of the loan within seven days after we receive a proper loan request at our administrative office. We may postpone payment of loans under certain conditions.

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You may also fax your loan request to us at 319-355-2378. We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days of receipt of confirmation of fax transmittal, and send proof of your fax transmittal to our administrative office.

At each Policy anniversary, we will compare the outstanding loan amount (including loan interest in advance until the next Policy anniversary, if not paid) to the amount in the loan account (including interest credited to the loan account during the previous Policy year). We will also make this comparison any time you repay all or part of the loan, or make a request to borrow an additional amount. At such time, if the outstanding loan amount exceeds the amount in the loan account, we will transfer the difference from the subaccounts to the loan account, in the same manner as when a loan is made. If the amount in the loan account exceeds the amount of the outstanding loan, we will transfer the difference from the loan account to the subaccounts in the same manner as current net premiums are allocated. No charge will be imposed for these transfers, and these transfers will not be treated as transfers in calculating the transfer charge.

Interest Rate Charged

If you purchased your Policy after January 28, 2002, we currently charge an annual interest rate on a Policy loan that is equal to 4.70% in Policy years 1-17 and 4.20% in Policy years 18+ (the annual interest rate we charge is guaranteed not to exceed 6.0%.). Different current loan interest rates apply for Policies issued prior to January 28, 2002. Interest is payable in arrears on each Policy anniversary. We may declare various lower Policy loan interest rates. Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear interest at the same rate. If we declare an annual interest rate lower than 6.0%, any subsequent increase in the interest rate is subject to the following conditions:

•	The effective date of any increase in the interest rate for Policy loans will not be earlier than one year after the effective date of the previous rate.

•	The amount by which we may increase the interest rate will not exceed 1% per year, but the maximum annual interest rate will be 6%.

•	We will give notice of the interest rate in effect when a loan is made and when we send notice of loan interest due.

•	We will give notice of any change in the annual interest rate within 30 days of the change.

Loan Account Interest Rate Credited

We will credit the amount in the loan account with interest at an effective annual rate of 4.0%.

Indebtedness

Indebtedness is the total of all Policy loans plus any loan interest accrued on the loans. If indebtedness exceeds the cash value, we will notify you and any assignee of record. If we do not receive sufficient payment equal to excess indebtedness within 31 days from the date we send you the notice, the Policy will lapse and terminate without value. The Policy may be reinstated.

Repayment of Indebtedness

You may repay indebtedness at any time. Payments must be sent to our administrative office and will be credited as of the date received. We will treat payments made while there is indebtedness as premium payments unless you indicate that the payment is a loan repayment. Note that premium payment results in additional charges to you, but loan repayments do not. If not repaid, we may deduct indebtedness from any amount payable under the

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Policy. As indebtedness is repaid, an amount equal to the repayment will be transferred from the loan account to the subaccounts in the same manner as net premiums are allocated. We will allocate the repayment of indebtedness at the end of the valuation period during which the repayment is received.

Effect of Policy Loans

A Policy loan reduces the life insurance benefit proceeds and net cash value by the amount of any outstanding indebtedness. Repaying the loan causes the life insurance benefit proceeds and net cash value to increase by the amount of the repayment. As long as a loan is outstanding, we hold in the loan account an amount equal to the loan as of the last Policy anniversary plus any accrued interest, net of any loan repayments. This amount is not affected by the separate account’s investment performance. Amounts transferred from the separate account to the loan account will affect the value in the separate account because we credit such amounts with an interest rate declared by us rather than a rate of return reflecting the investment results of the separate account.

There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding indebtedness, are not achieved. A Policy loan may also have possible adverse tax consequences. You should consult a tax advisor before taking out a Policy loan.

POLICY LAPSE AND REINSTATEMENT

Lapse

Your Policy may not necessarily lapse (terminate without value) if you fail to make a planned periodic payment. However, even if you make all your planned periodic payments, there is no guarantee your Policy will not lapse. Your Policy may lapse (terminate without value) if the net cash value on any monthly deduction day is less than the monthly deductions due on that day. Such lapse might occur if unfavorable investment experience, loans and partial withdrawals cause a decrease in the net cash value, or you have not paid sufficient premiums as discussed below to offset the monthly deductions. The lapse of a Policy with loans outstanding may have tax consequences.

If the net cash value is not enough to pay the monthly deductions, we will mail a notice to your last known address and any assignee of record. The notice will specify the minimum payment you must pay (at least sufficient to provide a net premium to cover the sum of the monthly deductions due) and the final date by which we must receive the payment to prevent a lapse. We generally require that you make the payment within 62 days after the date of the notice. This 62-day period is called the late period. If we do not receive the specified minimum payment by the end of the late period, all coverage under the Policy will terminate without value.

If we receive a sufficient payment during the late period, we will allocate any resulting net premium among the subaccounts and will charge any monthly deductions due to the subaccounts according to the current net premium allocation. If the insured dies during the late period, the life insurance benefit proceeds will equal the amount of the life insurance benefit proceeds immediately before the commencement of the late period, reduced by any due and unpaid charges.

Reinstatement

At your request, we may reinstate a lapsed Policy within five years after the lapse. To reinstate the Policy you must:

•	submit a written application for reinstatement to our administrative office;

•	provide evidence of insurability that is satisfactory to us;

•	make a minimum premium payment sufficient to provide a net premium that is large enough to cover the next two monthly deductions that will become due after the time of reinstatement.

•	either reinstate or repay any unpaid loan.

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We reserve the right to decline any reinstatement request. The effective date of the reinstatement will be the first monthly deduction date on or after the date we approve the application for reinstatement.

POLICY TERMINATION

Your Policy will terminate on the earliest of:

•	the end of the late period;

•	the date the insured dies; or

•	the date the Policy is surrendered.

FEDERAL INCOME TAX CONSIDERATIONS

PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230, THE COMPANY IS INFORMING POLICY HOLDERS AND PROSPECTIVE POLICY HOLDERS THAT (A) THE SUMMARY SET FORTH BELOW IS NOT INTENDED AND WAS NOT WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSES OF AVOIDING PENALTIES UNDER THE U.S. FEDERAL TAX LAWS OR ANY OTHER APPLICABLE TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER, (B) THE SUMMARY SET FORTH BELOW WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE POLICIES, AND (C) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR

Tax Status of the Policy

A Policy must satisfy certain requirements set forth in the Code in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should generally satisfy the applicable Code requirements.

Because of the absence of pertinent interpretations of the Code requirements, there is, however, less certainty about the application of such requirements to a Policy issued on a substandard basis. It is also uncertain whether life insurance benefits under policies that continue after the insured attains age 100 will be excludible from the beneficiary’s gross income and whether Policy cash value will be deemed to be distributed to you when the insured attains age 100. Such a deemed distribution may be taxable. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements, and we reserve the right to restrict Policy transactions in order to do so.

In some circumstances, owners of variable policies who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the policies, we believe that the owner of a policy should not be treated as the owner of the separate account assets. We reserve the right to modify the Policies to bring them in conformity with applicable standards should such modification be necessary to prevent owners of the Policies from being treated as the owners of the underlying separate account assets.

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In addition, the Code requires that the investments of the separate account be “adequately diversified” in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the subaccounts, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes the Policy will qualify as a life insurance policy for federal income tax purposes.

Tax Treatment of Policy Benefits

In General. We believe that the life insurance benefit under a Policy should generally be excludible from the beneficiary’s gross income. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary’s circumstances. A tax advisor should be consulted on these consequences.

Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a “Modified Endowment Contract” (“MEC”).

Modified Endowment Contracts. Under the Code, certain life insurance contracts are classified as “Modified Endowment Contracts,” with less favorable income tax treatment than other life insurance contracts. In general, a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the “7-pay test.” A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced fact amount. If there is a “material change” in the Policy’s benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the life insurance benefit, which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a life insurance benefit equal to the lowest life insurance benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective policy owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If your Policy is not a MEC at issue, then you will also be notified of the maximum amount of additional premiums you can pay without causing your Policy to be classified as a MEC. If a payment would cause your Policy to become a MEC, you and your agent will be notified immediately. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

Distributions (other than Life Insurance Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

•

All distributions other than life insurance benefits from a MEC, including distributions upon surrender and partial withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner’s investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

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•	Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.

•

A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1⁄2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

•

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time the distribution is made could later become taxable as a distribution from a MEC.

Distributions (other than Life Insurance Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made so that the Policy may continue to qualify as life insurance for federal income tax purposes may be treated in whole or in part as ordinary income subject to tax if Policy benefits are reduced during the first 15 Policy years due to such distributions.

Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. However, the tax consequences associated with loans after the 17th Policy year are less clear, and a tax advisor should be consulted about such loans.

Finally, distributions or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax.

Multiple Policies. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner’s income when a taxable distribution occurs.

Continuation Beyond Age 100. If the Policy continues in force beyond the insured’s 100th birthday, the tax consequences are uncertain. You should consult a tax advisor as to these consequences.

Section 1035 Exchanges. Generally, there are no tax consequences when you exchange one life insurance policy for another, so long as the same person is being insured (a change of the insured is a taxable event). Paying additional premiums under the new policy may cause it to be treated as a modified endowment contract. The new policy may also lose any “grandfathering” privilege, where you would be exempt from certain legislative or regulatory changes made after your original policy was issued, if you exchange your policy. You should consult with a tax advisor if you are considering exchanging any life insurance policy.

Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Life Insurance Purchases by Residents of Puerto Rico. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U. S. federal

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withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to a life insurance policy purchase.

Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made. When a distribution from the Policy occurs, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

Policy Loans. If a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or lapses, or if a loan is taken out and the Policy is a MEC, the amount of the outstanding indebtedness will be taxed as if it were a distribution.

Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement. In recent years, moreover, Congress has adopted rules relating to life insurance owned by businesses, and the IRS has issued guidelines on split-dollar arrangements. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.

Employer-Owned Life Insurance Contracts. Pursuant to recently enacted section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the premiums paid for such contract (although certain exceptions may apply in specific circumstances). An employer-owned life insurance contract is a life insurance contract that is owned by an employer that insures an employee of the employer and under which the employer is a direct or indirect beneficiary. It is the employer’s responsibility (i) to verify the eligibility of the intended insureds under employer-owned life insurance contracts and to provide the notices and obtain the consents required by section 101(j), and (ii) to satisfy certain annual tax reporting requirements in respect of employer-owned life insurance contracts. The requirements of new section 101(j) generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. A tax adviser should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.

Non-Individual Owners and Business Beneficiaries of Policies. If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code Section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a beneficiary of a Policy.

Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policy owner is subject to that tax.

Estate, Gift and Generation –Skipping Transfer Taxes. When the insured dies, the death proceeds will generally be includable in the owner’s estate for purposes of federal estate tax if the insured owned the Policy. If the owner was

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not the insured, the fair market value of the Policy would be included in the owner’s estate upon the owner’s death. The Policy would not be includable in the insured’s estate if the Insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state and local law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Economic Growth and Tax Relief Reconciliation Act of 2001. The Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2008, the maximum estate tax rate is 45% and the estate tax exemption is $2,000,000.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always a possibility that the tax treatment of the Policies could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Policy.

Possible Charges for Western Reserve’s Taxes. At the present time, we make no charge for any federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the subaccounts or to the Policies. We reserve the right to charge the subaccounts for any future taxes or economic burden we may incur. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain portfolios to foreign jurisdictions.

OTHER POLICY INFORMATION

Payments We Make

We usually pay the amounts of any surrender, partial withdrawal, loan, life insurance benefit proceeds or settlement options within seven calendar days after we receive all applicable written notices and/or due proof of death at our administrative office. However, we can postpone such payments if:

•	the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC; or

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•	the SEC permits, by an order, the postponement for the protection of policy owners; or

•	the SEC determines that an emergency exists that would make the disposal of securities held in the separate account or the determination of their value not reasonably practicable.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, partial withdrawals, loans, life insurance benefit proceeds, or payments under a settlement option until such check or draft has been honored.

Federal laws designed to counter terrorism and prevent money laundering by criminals may require us to reject a premium payment and/or block a policy owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or life insurance benefits until instructions are received from the appropriate regulators. We also may be required to provide information about the policy owner or the insured and the Policy to government agencies and departments.

Split Dollar Arrangements

You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., cash value of insurance proceeds) are split between the parties. There are different ways of allocating these rights.

For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the cash value. The employee may designate the beneficiary to receive any insurance proceeds in excess of the cash value. If the employee dies while such an arrangement is in effect, the employer would receive from the insurance proceeds the amount that he or she would have been entitled to receive upon surrender of the Policy, and the employee’s beneficiary would receive the balance of the proceeds.

No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our administrative office. Split dollar arrangements may have tax consequences. You should consult a tax advisor before entering into a split dollar arrangement.

The Sarbanes-Oxley Act of 2002 prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans of publicly-traded companies is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

In addition, the IRS issued guidance that affects the tax treatment of split-dollar arrangements, and the Treasury Department issued regulations that significantly affect the tax treatment of such arrangements. The IRS guidance and the regulations affect all split dollar arrangements, not just those involving publicly-traded companies. Consult your qualified tax advisor with respect to the effect of this guidance on your split dollar policy.

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SUPPLEMENTAL BENEFIT RIDERS

The following supplemental benefit rider is available and may be added to a Policy. The monthly charge for this rider is deducted from cash value as part of the monthly deduction. The rider available with the Policies provides benefits that do not vary with the investment experience of the separate account. The rider may not be available in all states. Adding this supplemental benefit to an existing Policy or canceling it may have tax consequences, and you should consult a tax advisor before doing so.

We reserve the right to discontinue the availability of any riders for new Policies at any time, and we also reserve the right to modify the terms of any riders for new Policies, subject to approval by the state insurance departments.

Term Insurance Rider

Under the term insurance rider, we provide term insurance coverage on a different basis from the coverage in your Policy.

Features of term insurance rider:

•	The rider increases the Policy’s life insurance benefit.

•	The rider may be purchased at the time of application or after the Policy is issued.

•	The term insurance rider terminates at age 100.

•	You may reduce or cancel coverage under the term insurance rider separately from reducing the face amount of the Policy.

•	The face amount of the Policy may be decreased, subject to certain minimums, without reducing the coverage under the term insurance rider.

ADDITIONAL INFORMATION

Sale of the Policies

Distribution and Principal Underwriting Agreement. We have entered into a principal underwriting agreement with our affiliate, TCI, for the distribution and sale of the Policies. We reimburse TCI for certain expenses it incurs in order to pay for the distribution of the Policies (i.e., commissions payable to selling firms selling the Policies, as described below.) Our parent company provides paid-in capital to TCI and pays the cost of TCI’s operating and other expenses, including costs for facilities, legal and accounting services, and other internal administrative functions.

Compensation to Broker-Dealers Selling the Policies. The Policies are offered to the public through broker-dealers (“selling firms”) that are licensed under the federal securities laws and state insurance laws. The selling firms have entered into written selling agreements with us and with TCI as principal underwriter for the Policies. We pay commissions through TCI to the selling firms for their sales of the Policies.

A limited number of these broker-dealers may also be paid to “wholesale” the Policies, that is, to provide marketing support to the broker-dealer firms that do the actual selling.

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The selling firms who have selling agreements with us and TCI are paid commissions for the promotion and sale of the Policies according to one or more schedules. The amount and timing of commissions may vary depending on the selling agreement, but are not expected to be greater than:

•	20% of all premiums paid up to target premium in the first Policy year; plus

•	3.2% of all premiums paid in excess of target premium in first Policy year; plus

•	10% of all premiums paid up to target premium in years 2 through 4; plus

•	3.2 % of all premiums paid in excess of target premium in years 2 through 4; plus

•	3.2% of all premiums paid up to target premium in years 5 through 7; plus

•	2.4% of all premiums paid in years 8+.

We will pay an additional trail commission of 0.10% on the account value after the first Policy year. A trail commission of 0.10% will be paid in all subsequent Policy years in which such policies are in force at the end of the year.

The registered representative who sells you the Policy typically receives a portion of the compensation we (and our affiliates) pay to the selling firms, depending on the agreement between the selling firm and its registered representative and the firm’s internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

Flat fees may also be paid by us to unaffiliated selling firms providing wholesaling services (such as setting up broker meetings, providing sales support and training for sales representatives who sell the Policies).

Additional Compensation Paid to Selected Selling Firms. In exchange for providing us with access to their distribution network, certain selling firms may receive from us additional compensation or reimbursement for, among other things, the hiring and training of sales personnel, marketing, sponsoring of conferences and seminars, and/or other services they provide to us and our affiliates, based on sales volume or flat-fee arrangements. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements differs between selling firms.

No specific charge is assessed directly to policy owners or the separate account to cover commissions and other incentives or payments described above. We do intend to recoup commissions and other sales expenses, however, through fees and charges that policy owners do pay under the Policy and other corporate revenue.

You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these payments may create an incentive for the selling firm or its sales representatives to recommend or sell this Policy to you. You may wish to take such payments into account when considering and evaluating any recommendation relating to the Policies.

State Variations

The prospectus and SAI provide a general description of the Policy. Certain provisions of your Policy may differ from the general description of the Policy. Certain provisions of your Policy may differ from the general description in this prospectus because of legal requirements in your state. Your actual Policy and any riders are the controlling documents. Contact your registered representative or our administrative office for more specific information.

Legal Proceedings

Western Reserve, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on Western Reserve’s ability to meet its obligations under the Policy.

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A number of other companies in this industry have announced settlements of enforcement actions with various regulatory agencies such as the SEC; those settlements have encompassed a wide range of remediation including injunctive relief, monetary penalties, and restitution.

Financial Statements

The financial statements of Western Reserve and the separate account are included in the SAI.

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GLOSSARY

accumulation unit – A unit of measurement used to calculate values under the Policy.

administrative office – Western Reserve’s administrative office located at 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52499, (319) 355-8572. Our toll-free phone number is 1-888-804-8461. Our hours are Monday - Friday from 8:00 a.m. – 4:30 p.m. Central Standard Time.

age – The insured’s age on the effective date, plus the number of completed Policy years since the effective date.

beneficiary – The person (s) to whom we pay the life insurance benefit proceeds upon the insured’s death.

cash value – During the free-look period, the cash value is the amount in the general account. After the free-look period, the cash value is the sum of the value of the Policy’s accumulation units in each subaccount and the loan account, less any mortality and expense risk charges that have accrued since the last monthly deduction date.

Code – The Internal Revenue Code of 1986, as amended.

due proof of death – Proof of death satisfactory to Western Reserve, which may consist of the following: (1) a certified copy of the death record; (2) a certified copy of a court decree reciting a finding of death; or (3) any other proof satisfactory to Western Reserve.

effective date – The date shown in the Policy when insurance coverage is effective and monthly deductions commence under the Policy. We use the effective date to determine Policy months, Policy years, and Policy anniversaries.

face amount – A dollar amount you select that is shown in the Policy and used to determine the life insurance benefit.

free-look period – The 10-day (or longer, if required by state law) period during which you may return the Policy to us and receive a refund.

general account – Western Reserve’s assets other than those allocated to the separate account or any other separate account Western Reserve establishes.

indebtedness – The loan amount plus any accrued loan interest.

insured – The person whose life is insured by the Policy.

issue age – The insured’s age on the effective date.

lapse – Termination of the Policy at the expiration of the late period while the insured is still living.

late period – A 62-day period during which you may make premium payments to cover the overdue (and other specified) monthly deductions, and you may reinstate or repay any unpaid loan amount, and thereby prevent the Policy from lapsing.

life insurance benefit – The amount payable to the beneficiary under a life insurance benefit option before adjustments if the insured dies while the Policy is in force.

life insurance benefit option – One of the three options that you may select for the computation of the life insurance benefit proceeds.

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life insurance benefit proceeds – The total amount payable to the beneficiary if the insured dies while the Policy is in force. The life insurance benefit proceeds include reductions for any outstanding indebtedness and any due and unpaid charges.

loan account – A portion of the general account to which we transfer cash value to provide collateral for any loan taken under the Policy.

loan account value – The cash value in the loan account.

loan amount – The loan amount on the last Policy anniversary plus any new loans minus any loan repayments. On each Policy anniversary, we add unpaid loan interest to the loan amount.

monthly deduction day – The same date in each succeeding month as the effective date. Whenever the monthly deduction day falls on a date other than a valuation day, the monthly deduction day will be the next valuation day.

net cash value – The amount payable on surrender of the Policy. It is equal to the cash value as of the date of surrender minus any outstanding Policy loan and any loan interest due, plus refund of premium load at surrender, if applicable.

net premium – The portion of any premium available for allocation to the subaccounts equal to the premium paid less the applicable percent of premium load.

1940 Act – The Investment Company Act of 1940, as amended.

NYSE – New York Stock Exchange.

planned premium – The premium you select as a level amount that you plan to pay on a quarterly, semi-annual or annual basis over the life of the Policy. Payment of all planned premiums, in full and on schedule, does not mean that the Policy will not lapse, terminate without value. Additional and substantial premiums, above the planned premiums, may be necessary to prevent lapse.

policy anniversary – The same date in each Policy year as the effective date.

policy month – A one-month period beginning on the monthly deduction day.

policy owner – The owner of the Policy, as shown in our records. All of the rights and benefits of the Policy belong to the policy owner, unless otherwise stated in the Policy.

policy year – A twelve-month period beginning on the effective date or on a Policy anniversary.

portfolio (s) – A series of a mutual fund in which a corresponding subaccount invests its assets.

SEC – U.S. Securities and Exchange Commission.

separate account – WRL Series Life Corporate Account, an investment account established by Western Reserve to receive and invest net premiums allocated under the Policy and other variable life insurance policies we issue.

settlement options – The manner in which an owner or beneficiary elects to receive the life insurance benefit proceeds.

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subaccount – A sub-division of the separate account, whose assets are exclusively invested in a corresponding portfolio.

subaccount value – The cash value in a subaccount.

target premium – An amount of premium used to determine the percent of premium load. It is equal to the seven-pay limit defined in Section 7702A of the Code.

valuation day – For each subaccount, each day on which the New York Stock Exchange is open for regular business trading except for days that a subaccount’s corresponding portfolio does not value its shares. Currently, there are no days when the New York Stock Exchange is open for regular trading and a portfolio does not value its shares.

valuation period – The period that starts at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time on each valuation day) on one valuation day and ends at the close of regular trading on the next succeeding valuation day.

we, us, company, our - Western Reserve Life Assurance Co. of Ohio (“Western Reserve”).

written notice - The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our administrative office.

you, your (owner or policy owner) - The person entitled to exercise all rights as owner under the Policy.

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Personalized Illustrations of Policy Benefits

In order to help you understand how your Policy values could vary over time under different sets of assumptions, we will provide to you, without charge and upon request, certain personalized hypothetical illustrations showing the life insurance benefit, net cash value, and cash value. These hypothetical illustrations may help you understand the long-term effects of different levels of investment performance, the possibility of lapse, and the charges and deductions under the Policy. They will help you compare this Policy to other life insurance policies. These hypothetical illustrations will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the face amount, life insurance benefit option, premium payment amounts, and hypothetical rates of return (within limits) that you request. The illustrations also will reflect the arithmetic average portfolio expenses for 2007. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest. The illustrations are not a representation or guarantee of investment returns or cash value.

Inquiries

To learn more about the Policy, including distribution arrangements and related compensation, you should read the SAI dated the same date as this prospectus. The SAI has been filed with the SEC and is incorporated herein by reference. The table of contents of the SAI is included near the end of this prospectus.

For a free copy of the SAI, for other information about the Policy, and to obtain personalized illustrations, please contact your agent, or our administrative office at:

Western Reserve Life Assurance Co. of Ohio 4333 Edgewood Road NE
Mail Stop 2390
Cedar Rapids, Iowa 52499 1-888-804-8461
Facsimile: 1-319-355-2378
(Monday - Friday from 8:00 a.m. – 4:30 p.m. Central time)

More information about the Registrant (including the SAI) may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. For information on the operation of the Public Reference Room, please contact the SEC at 202-551-8090. You may also obtain copies of reports and other information about the Registrant on the SEC’s website at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by the writing the Public Reference Section of the SEC at 450 Fifth Street, N.E., Washington, D.C. 20549. The Registrant’s file numbers are listed below.

TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.com or by calling 1-800-289-9999. You also can obtain an investor brochure from Financial Industry Regulatory Authority, Inc (“FINRA”) describing its Public Disclosure Program.

SEC File No. 333-57681/811-08833

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ADVANTAGE IV

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Premier Life Insurance Company)

WRL Series Life Corporate Account

Supplement dated October 1, 2020

to the

Statement of Additional Information dated

May 1, 2008

Home Office: 4333 Edgewood Road NE Cedar Rapids, Iowa 52499

Service Center: 4840 N. River Blvd.

Cedar Rapids, Iowa 52411

Phone: (888) 804-8461

This Supplement updates certain information contained in the Statement of Additional Information dated May 1, 2008 for the Advantage IV policy (the “Policy”). Please read this Supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the same meaning given to them in the Statement of Additional Information. Except as modified in this supplement, all other terms and information in the Statement of Additional Information remain unchanged.

Effective on October 1, 2020 Transamerica Premier Life Insurance Company (“Transamerica Premier”); formerly known as Western Reserve Life Assurance Co. of Ohio) merged with and into its affiliate Transamerica Life Insurance Company (“Transamerica Life”). Before the merger, Transamerica Life was the issuer of the policies. Upon consummation of the Merger, Transamerica Premier’s corporate existence ceased by operation of law, and Transamerica Life assumed legal ownership of all of the assets of Transamerica Premier, including the WRL Series Life Corporate Account (the “Separate Account”) that funds the Policy, and the assets of the Separate Account. As a result of the merger, Transamerica Life became responsible for all liabilities and obligations of Transamerica Premier, including those created under the Policy. The Policy has thereby become an individual variable adjustable life insurance policy funded by a separate account of Transamerica Life. Accordingly, all references in the Statement of Additional Information to the issuer of the Policy are amended to refer to Transamerica Life Insurance Company.

I.	The following replaces the section “Additional Information - Additional Information about Western Reserve and the Separate Account” (p. 7):

Additional Information about Transamerica Life Insurance Company and the Separate Account

Transamerica Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It is engaged in the sale of life and health insurance policies and annuity contracts. The Company is licensed in the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and all states except New York.

The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

WRL Series Life Corporate Account was a separate account of Western Reserve, established under Ohio law. Effective on October 1, 2014, WRL Series Life Corporate Account was re-domesticated under the laws of the State of Iowa and reestablished under Transamerica Premier. Effective October 1, 2020 WRL Series Life Corporate Account is reestablished under Transamerica Life. Transamerica Life owns the assets in the separate account and is obligated to pay all benefits under the Policies. The separate account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a “separate account” within the meaning of the federal securities laws.

Transamerica Life holds the assets of the separate account physically segregated and apart from the general account. Transamerica Life maintains records of all purchases and sales of portfolio shares by each of the subaccounts. Additional protection for the assets is offered by our fidelity bond, presently in the amount of $5,000,000 covering acts of our officers and employees.

II.	The following replaces the section “Independent Registered Public Accounting Firm” (p. 10):

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the WRL Series Life Corporate Account as of December 31, 2019 and for the years ended December 31, 2019 and 2018, and the statutory-basis financial statements and schedules of Transamerica Life Insurance Company and Transamerica Premier Life Insurance Company as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

III.	The following replaces the “Financial Statements” section (p. 10):

Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance as well as the audited financial statements of the Separate Account are located in the Statement of Additional Information (SAI).

Separate Account

The values of an owner’s interest in the separate account will be affected solely by the investment results of the selected subaccount(s). Transamerica Premier and Transamerica Life’s financial statements, which are included in this SAI, should be considered only as bearing upon our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the separate account.

The following financial statements replace the financial statements contained in the Statement of Additional Information

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Amounts presented in thousands

Effective October 1, 2020, Transamerica Life Insurance Company (“TLIC”, or “the Company”) will merge with Transamerica Premier Life Insurance Company (“TPLIC”), an Iowa domiciled affiliate, and MLIC Re I, Inc. (“MLRe”), a Vermont domiciled affiliate, with TLIC emerging as the surviving entity pursuant to the Plan of Merger, which was approved by the Iowa Insurance Division (IID) and the Department of Financial Regulation of Vermont.

In conjunction with the merger the historical financial statements were combined under NAIC Statutory Accounting Practices and Procedures Manual Statements of Statutory Accounting Principles (SSAP) No. 68 Business Combinations and Goodwill (SSAP 68) Paragraph 10 Statutory Merger, whereby the former statutory bases of accounting are retained.

The unaudited pro forma condensed combined financial information below should be read in conjunction with the notes thereto and audited consolidated financial statements for the year ended December 31, 2019 included herein.

The following unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the merger been completed on the dates indicated above. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the resulting company. This information does not give effect to (1) our results of operations or other transactions or developments since December 31, 2019, (2) the impact of releasing the letter of credit reflected as an admitted asset by MLRe, (3) the effects of transactions or developments that may occur subsequent to December 31, 2019 after the pro forma financial statements, and (4) the impact of intercompany transactions between entities, including reinsurance, that have not been reflected in historical balances, but will be adjusted on a go forward basis. The foregoing matters could cause both TLIC’s historical pro forma financial position and results of operations, and TLIC’s actual future financial position and results of operations, to differ materially from those presented in the following unaudited pro forma condensed combined financial information.

The following unaudited pro forma condensed combined financial information of TLIC gives effect to the merger as if it had been completed as of December 31, 2019. The statutory financial statements for the Company, TPLIC, and MLRe are combined below retaining the historical statutory bases to arrive at merged pro forma financial statements at December 31, 2019 as follows:

Transamerica Life Insurance Co – Merged Company

Statutory Condensed Combined Balance Sheet

12/31/2019 Pro forma - Unaudited

($ thousands)

	TLIC Dec 31 2019 as Reported	TPLIC Dec 31 2019 as Reported	MLRe Dec 31 2019 as Reported	Eliminations[2] Dec 31 2019	Merged Dec 31 2019 Pro Forma[3]
ASSETS:
Investments	41,771,924	24,479,103	314,148	—	66,565,175
Letter of Credit[1]	—	—	770,000	—	770,000
Other Assets	2,730,813	1,529,256	35,731	—	4,295,800
Separate Account Assets	85,720,689	26,508,334	—	—	112,229,023

TOTAL ADMITTED ASSETS	130,223,426	52,516,693	1,119,879	—	183,859,998

LIABILITIES, CAPITAL & SURPLUS:
Policy Liabilities	27,308,732.0	18,714,626.0	770,000.0	—	46,793,358.0
Other Liabilities	10,665,836.0	4,992,797.0	9,103.0	—	15,667,736.0
Separate Account Liabilities	85,720,688.0	26,508,334.0	—	—	112,229,022.0

Total Liabilities	123,695,256.0	50,215,757.0	779,103.0	—	174,690,116.0

Capital	6,762.0	10,137.0	250.0	(10,387.0)	6,762.0
Surplus Notes	—	60,000.0	—	—	60,000.0
Gross Paid in and Contributed Surplus	2,610,713.0	1,057,861.0	123,000.0	—	3,791,574.0
Aggregate write-in for Special Surplus	195,434.0	1,334.0	—	—	196,768.0
Unassigned Surplus	3,715,261.0	1,171,604.0	217,526.0	10,387.0	5,114,778.0

Total Capital & Surplus	6,528,170.0	2,300,936.0	340,776.0	—	9,169,882.0

TOTAL LIABILITIES , CAPITAL & SURPLUS	130,223,426.0	52,516,693.0	1,119,879.0	—	183,859,998.0

Transamerica Life Insurance Co – Merged Company

Statutory Condensed Combined Earnings

12/31/2019 Pro Forma - Unaudited

($ thousands)

	TLIC Dec 31 2019 as Reported	TPLIC Dec 31 2019 as Reported	MLRe Dec 31 2019 as Reported	Eliminations[2] Dec 31 2019	Merged Dec 31 2019 Pro Forma[3]
REVENUES:
Premiums and Deposits	12,146,106.0	3,347,881.0	198,853.0	—	15,692,840.0
Net Investment Income	1,644,325.0	1,094,859.0	11,735.0	—	2,750,919.0
Comm and Exp Allowance & Reserve Adj Ceded	444,368.0	(170,748.0)	—	—	273,620.0
Other	1,907,252.0	362,101.0	—	—	2,269,353.0

Total Revenue	16,142,051.0	4,634,093.0	210,588.0	—	20,986,732.0

Benefits and Expenses:
Benefits Paid	17,561,497.0	3,534,284.0	391,512.0	—	21,487,293.0
Policy liability change	(2,277,561.0)	961,715.0	(60,000.0)	—	(1,375,846.0)
Commissions	908,521.0	512,527.0	48,511.0	—	1,469,559.0
Expenses and other	833,410.0	503,282.0	(230,348.0)	—	1,106,344.0
Transfers to (from) Separate Accounts	(3,868,617.0)	(1,261,078.0)	—	—	(5,129,695.0)

Total Benefits and Expenses	13,157,250.0	4,250,730.0	149,675.0	—	17,557,655.0

Gain from Operations Before Policyholder Dividends and Taxes	2,984,801.0	383,363.0	60,913.0	—	3,429,077.0
Policyholder Dividends	9,236.0	1,030.0	—	—	10,266.0
Taxes	(77,933.0)	39,259.0	(202.0)	—	(38,876.0)

Gain from Operations Before Net Realized Capital Gains (Losses)	3,053,498.0	343,074.0	61,115.0	—	3,457,687.0

Realized Capital Gains (Losses)	240,524.0	229,130.0	(47.0)	—	469,607.0

Net Statutory Income	3,294,022.0	572,204.0	61,068.0	—	3,927,294.0

Footnote references from financial statements:

1:

As of December 31, 2019, MLRe had a permitted practice with explicit permission of the Deputy Commissioner of Captive Insurance of the State of Vermont that allows the admission on the U.S. statutory statement of a letter of credit. The letter of credit was $770,000 at December 31, 2019 and is included in the Total Admitted Assets balance of MLRe presented above. Upon MLRe being merged into TLIC, the permitted practice will no longer exist and the letter of credit will not transfer into the merged entity. Pursuant to the plan of merger approved by the IID, the LOC will be presented in the historical combined financial statements as of year-end 2019.

2:

Merger proforma includes the elimination of $10,387 of Unassigned Surplus with an offsetting charge to Capital on the balance sheet is related to the cancellation of the common stock ownership of TPLIC by the Company, and was eliminated based on the requirements set forth in SSAP 68 requiring adjustment of the capital accounts of entities to reflect appropriate par values of the new entity.

3:

On May 15, 2020, TPLIC paid a dividend to its parent company, Commonwealth General Corporation (“CGC”), in the amount of $700,000. The dividend and contribution included $76,604 in cash and $623,396 in securities. The December 31, 2019 amounts presented above do not reflect that transaction.

Subsequent Events:

Additional subsequent events have been evaluated for disclosure through September 29, 2020.

On June 30, 2020, the Company received $96,035 from Transamerica Financial Life Insurance Company (“TFLIC”) as consideration for TFLIC’s repurchase of its remaining 1,254 common stock shares held by the Company. The shares were redeemed at par of $125 with total par value of $157 and paid-in surplus of $95,878.

On June 30, 2020, the Company, Transamerica Pacific Re, Inc. (“TPRe”), a newly formed AXXX captive and affiliate, and Transamerica Pacific Insurance Company, Ltd (“TPIC”) entered into a novation agreement whereby the Company consented to the assignment, transfer and novation of TPIC’s obligations under the TLIC/TPIC universal life coinsurance agreements to TPRe. The novation resulted in no gain or loss. The Company then entered into a recapture agreement with TPRe to recapture certain universal life insurance risks for consideration of $2,124,341 equal to the statutory reserves recaptured resulting in no gain or loss. With approval from the IID, subsequent to the novation and the recapture on June 30, 2020, the Company and TPRe amended the agreements to cover the secondary guarantee only.

Effective July 1, 2020, the Company entered into a reinsurance agreement with Wilton Reassurance Company to novate corporate owned life insurance policies previously issued by the Company to TPLIC. The Company novated $173,052 of reserves and claim reserves and paid a ceding commission of $7,400. The transaction resulted in a pre-tax loss of $7,400 which has been included in the Statements of Operations.

Basis of Presentation

The accompanying pro forma financial statements have been prepared in conformity with accounting practices prescribed or permitted by the IID, which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed. See the audited financials for a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements.

The pro forma financial statements and any financial reporting restatements with respect to the newly merged entity will be prepared in accordance with NAIC SAP. More specifically, the pro forma reflects the statutory merger with the assets, liabilities and surplus of the reported statutory entities carried forward from the historical statutory accounting basis.

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying pro forma financial statements should be read in conjunction with the related historical information for the Company and are not necessarily indicative of the results that would have been attained had the merger taken place as of the presentation date.

Impacts of Merger

As demonstrated in the pro formas above, the historical balances for the companies involved in the merger have been retained, as outlined in the Plan of Merger approved by the IID. There are intercompany transactions between entities, including reinsurance, that have not been eliminated in historical balances, but will be adjusted on a go forward basis. While the adjustments may be material to individual line items, the eliminations have no impact on the merged company capital and surplus.

Before the merger, TPLIC was the issuer of the variable policies. Upon consummation of the merger, TPLIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TPLIC, including all of TPLIC’s separate accounts (the “Separate Accounts”) that fund TPLIC’s variable policies, and the assets of the Separate Accounts. As a result of the merger, TLIC became responsible for all liabilities and obligations of TPLIC, including those created under TPLIC’s variable policies. Accordingly, all references in the variable policy prospectuses to Transamerica Premier Life Insurance Company are amended to refer to Transamerica Life Insurance Company.

The merger did not affect the terms of, or the rights and obligations under, the variable policies, other than to change the insurance company that provides policy benefits from TPLIC to TLIC. The merger also did not result in any adverse tax consequences for any policy owners, and policy owners will not be charged additional fees or expenses as a result of the merger. The account value or unit values of the policies will not change as a result of the merger.

FINANCIAL STATEMENTS – STATUTORY BASIS

AND SUPPLEMENTARY INFORMATION

Transamerica Life Insurance Company

Years Ended December 31, 2019, 2018 and 2017

Transamerica Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2019, 2018 and 2017

Report of Independent Auditors

To the Board of Directors of

Transamerica Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Transamerica Life Insurance Company (the “Company”), which comprise the balance sheets – statutory basis as of December 31, 2019 and 2018, and the related statements of operations – statutory basis, of changes in capital and surplus – statutory basis, and of cash flow – statutory basis for each of the three years in the period ended December 31, 2019, including the related notes and schedules of supplementary insurance information and reinsurance as of December 31, 2019, 2018 and for each of the three years in the period ended December 31, 2019 and summary of investments—other than investments in related parties as of December 31, 2019 listed in the accompanying index (collectively referred to as the “financial statements”).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

PricewaterhouseCoopers LLP, 1 N Upper Wacker Drive, Chicago, IL 60606

T: 312-298-2000, F: , www.pwc.com

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2019 and 2018 or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2019.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Emphasis of Matters

As discussed in Note 1 to the financial statements, the financial statements give retroactive effect to the merger of Transamerica Advisors Life Insurance Company into the Company on July 1, 2019 in a transaction accounted for as a statutory merger. Our opinion is not modified with respect to this matter.

As discussed in Note 3 to the financial statements, in 2019 the Company changed its valuation basis for variable annuities. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 27, 2020

PricewaterhouseCoopers LLP, 1 N Upper Wacker Drive, Chicago, IL 60606

T: 312-298-2000, F: , www.pwc.com

Transamerica Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2019	2018
Admitted assets
Cash, cash equivalents and short-term investments	$1,693,803	$2,331,468
Bonds	25,412,467	27,627,135
Preferred stocks	111,630	104,793
Common stocks	3,217,206	2,998,481
Mortgage loans on real estate	5,096,613	4,600,493
Real estate	51,546	114,446
Policy loans	1,099,596	1,139,853
Securities lending reinvested collateral assets	1,246,827	1,835,122
Derivatives	1,718,025	2,097,951
Other invested assets	2,124,211	1,666,946

Total cash and invested assets	41,771,924	44,516,688

Accrued investment income	404,846	428,558
Premiums deferred and uncollected	286,843	115,235
Net deferred income tax asset	475,358	627,639
Variable annuity reserve hedge offset deferral	195,067	231,853
Other assets	1,368,699	1,472,587
Separate account assets	85,720,689	76,783,392

Total admitted assets	$130,223,426	$124,175,952

Liabilities and capital and surplus
Aggregate reserves for policies and contracts	$26,237,936	27,294,949
Policy and contract claim reserves	479,226	527,901
Liability for deposit-type contracts	591,570	967,757
Other policyholders’ funds	21,831	17,617
Transfers from separate accounts due or accrued	(898,597)	(1,034,929)
Funds held under reinsurance treaties	4,094,413	3,785,867
Asset valuation reserve	879,143	694,388
Interest maintenance reserve	308,453	299,928
Derivatives	1,851,801	975,974
Payable for collateral under securities loaned and other transactions	1,731,464	3,080,656
Borrowed money	1,274,504	3,052,991
Other liabilities	1,402,824	1,452,027
Separate account liabilities	85,720,688	76,783,391

Total liabilities	123,695,256	117,898,517

Total capital and surplus	6,528,170	6,277,435

Total liabilities and capital and surplus	$130,223,426	$124,175,952

See accompanying notes.

3

Transamerica Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Revenues
Premiums and other considerations	$12,146,106	$10,813,518	$(3,514,168)
Net investment income	1,644,325	1,667,172	2,516,282
Commissions and expense allowances on reinsurance ceded	527,860	835,062	608,958
Reserve adjustment on reinsurance ceded	(83,492)	(67,838)	(1,210,892)
Consideration received on reinsurance recapture and novations	15,485	217,258	462,313
Separate accounts net gain from operations	—	—	139,852
Fee revenue and other income	1,891,767	1,971,474	1,996,610

Total revenue	16,142,051	15,436,646	998,955

Benefits and expenses
Death benefits	1,706,779	1,760,272	1,588,061
Annuity benefits	1,173,639	1,183,691	1,207,143
Accident and health benefits	281,435	295,343	141,823
Surrender benefits	14,231,385	14,536,177	13,109,739
Other benefits	168,259	156,157	156,951
Net increase (decrease) in reserves	(2,277,561)	228,055	(12,826,051)
Commissions	908,521	912,831	927,565
Net transfers to (from) separate accounts	(3,868,617)	(4,075,245)	(2,619,683)
IMR adjustment due to reinsurance	—	(13,229)	(2,065,984)
General insurance expenses and other	833,410	1,219,389	1,033,737

Total benefits and expenses	13,157,250	16,203,441	653,301

Gain (loss) from operations before dividends and federal income taxes	2,984,801	(766,795)	345,654

Dividends to policyholders	9,236	5,953	8,057

Gain (loss) from operations before federal income taxes	2,975,565	(772,748)	337,597
Federal income tax (benefit) expense	(77,933)	(63,062)	(1,035,106)

Net gain (loss) from operations	3,053,498	(709,686)	1,372,703
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	240,524	(714,132)	(575,050)

Net income (loss)	$3,294,022	$(1,423,818)	$797,653

See accompanying notes.

4

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

Balance at January 1, 2017	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
As originally presented	$6,762	$1,282	$(58,000)	$150,000	$3,653,830	$577,936	$2,135,591	6,467,401
Merger of Transamerica Advisors Life Insurance Company (TALIC)	—	—	—	—	242,198	—	453,845	696,043

Balance at January 1, 2017 (TALIC Merger)	6,762	1,282	(58,000)	150,000	3,896,028	577,936	2,589,436	7,163,444
Net income (loss)	—	—	—	—	—	—	797,653	797,653
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(489,076)	1,172,461	683,385
Change in net deferred income tax asset	—	—	—	—	—	—	(956,486)	(956,486)
Change in nonadmitted assets	—	—	—	—	—	—	474,981	474,981
Change in asset valuation reserve	—	—	—	—	—	—	124,240	124,240
Change in surplus in separate accounts	—	—	—	—	—	—	(117,876)	(117,876)
Change in surplus as a result of reinsurance	—	—	—	—	—	—	230,908	230,908
Dividends to stockholders	—	—	—	—	—	—	(620,523)	(620,523)
Return of capital	—	—	—	—	(422,572)	—	—	(422,572)
Other changes—net	—	(298)	—	—	(626)	981	(5,738)	(5,681)

Balance at December 31, 2017	$6,762	$984	$(58,000)	$150,000	$3,472,830	$89,841	$3,689,056	$7,351,473
Net income (loss)	—	—	—	—	—	—	(1,423,818)	(1,423,818)
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	145,059	1,145,316	1,290,375
Change in net deferred income tax asset	—	—	—	—	—	—	164,466	164,466
Change in nonadmitted assets	—	—	—	—	—	—	45,646	45,646
Change in asset valuation reserve	—	—	—	—	—	—	16,359	16,359
Change in surplus as a result of reinsurance	—	—	—	—	—	—	17,616	17,616
Dividends to stockholders	—	—	—	—	—	—	(624,567)	(624,567)
Return of capital	—	—	—	—	(558,740)	—	—	(558,740)
Other changes—net	—	(559)	—	—	2,576	(3,047)	(345)	(1,375)

Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,916,666	$231,853	$3,029,729	$6,277,435

Continued on next page.

5

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,916,666	$231,853	$3,029,729	$6,277,435
Net income (loss)	—	—	—	—	—	—	3,294,022	3,294,022
Change in net unrealized capital gains/losses, net of tax	—	—	—	—	—	(36,786)	(290,676)	(327,462)
Change in net deferred income tax asset	—	—	—	—	—	—	(164,812)	(164,812)
Change in nonadmitted assets	—	—	—	—	—	—	105,654	105,654
Change in reserve on account of change in valuation basis	—	—	—	—	—	—	(1,248,411)	(1,248,411)
Change in asset valuation reserve	—	—	—	—	—	—	(184,755)	(184,755)
Change in surplus as a result of reinsurance	—	—	—	—	—	—	(146,952)	(146,952)
Change in surplus notes	—	—	—	(150,000)	—	—	—	(150,000)
Change in treasury stock	—	—	58,000	—	—			58,000
Return of capital	—	—	—	—	(307,578)	—	—	(307,578)
Dividends to stockholders	—	—	—	—	—	—	(725,000)	(725,000)
Other changes—net	—	(425)	—	—	1,625	367	46,462	48,029

Balance at December 31, 2019	$6,762	$—	$—	$—	$2,610,713	$195,434	$3,715,261	$6,528,170

See accompanying notes.

6

Transamerica Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Operating activities
Premiums and annuity considerations	$11,959,055	$10,836,714	$5,030,303
Net investment income	1,853,706	1,826,005	2,524,319
Other income	2,295,448	2,891,089	6,905,408
Benefit and loss related payments	(17,435,718)	(17,958,301)	(16,076,467)
Net transfers from separate accounts	4,005,482	4,343,398	2,904,380
Commissions and operating expenses	(1,898,769)	(1,892,868)	(2,050,512)
Dividends paid to policyholders	(5,889)	(6,350)	(7,348)
Federal income taxes (paid) received	(139,992)	939,301	438,896

Net cash provided by (used in) operating activities	633,323	978,988	(331,021)

Investing activities
Proceeds from investments sold, matured or repaid	$15,951,729	$9,086,610	$10,468,686
Costs of investments acquired	(13,028,169)	(7,574,764)	(8,455,291)
Net change in policy loans	40,258	48,668	52,058

Net cost of investments acquired	(12,987,911)	(7,526,096)	(8,403,233)

Net cash provided by (used in) investing activities	$2,963,818	$1,560,514	$2,065,453

Financing and miscellaneous activities
Repayment of surplus notes	$(150,000)	$—	$—
Capital and paid in surplus received (returned)	(248,376)	(556,833)	(434,179)
Dividends to stockholders	(725,000)	(564,220)	(620,523)
Net deposits (withdrawals) on deposit-type contracts	(429,725)	(201,168)	(2,167,303)
Net change in borrowed money	(1,765,528)	(1,151,474)	1,874,369
Net change in funds held under reinsurance treaties	(60,731)	(271,793)	(75,583)
Net change in payable for collateral under securities lending and other transactions	(1,347,778)	(15,819)	(125,030)
Other cash (applied) provided	492,332	587,583	98,001

Net cash provided by (used in) financing and miscellaneous activities	(4,234,806)	(2,173,724)	(1,450,248)

Net increase (decrease) in cash, cash equivalents and short-term investments	(637,665)	365,778	284,184
Cash, cash equivalents and short-term investments:
Beginning of year	2,331,468	1,965,690	1,681,506

End of year	$1,693,803	$2,331,468	$1,965,690

See accompanying notes.

7

Transamerica Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
Supplemental disclosures of cash flow information	2019	2018	2017
Non-cash activities during the year not included in the Statutory Statement of Cash Flows:
Stock cancellations	$57,575	$—	$—
Non-cash dividend to parent company	—	60,347	—
Investments received for insured securities losses	—	16,489	—
Write off of prepaid real estate related assets	—	2,727	—
Non-cash capital contribution to investment subsidiary	—	1,971	—
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	—	—	7,196,754
Transfer of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	—	—	5,650,741
Transfer of bonds to settle reinsurance obligations	—	—	22,479
Asset transfer of ownership between hedge funds	—	—	125,036

8

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2019

1. Organization and Nature of Business

Transamerica Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

On July 1, 2019, the Company completed a merger with Transamerica Advisors Life Insurance Company (TALIC), an Arkansas-domiciled affiliate. On October 1, 2018, the Company completed a merger with Firebird Re Corp (FReC), an Arizona-domiciled affiliate. The mergers were accounted for in accordance with the Statement of Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the mergers were combined and the recorded assets, liabilities and surplus of TALIC and FReC on a US statutory basis were carried forward to the merged company. As a result of the mergers, TALIC and FReC’s common stock was deemed cancelled by operation of law. Each share of the Company’s capital stock issued and outstanding immediately before the merger shall continue to represent one share of the capital stock. As a result of the merger, the business previously ceded from the Company to FReC is no longer reflected as ceded risk in the restated merged financials. As a result of the merger, the business previously ceded from TALIC to the Company is no longer reflected as assumed risk in the restated merged financials.

Summarized financial information for the Company and TALIC presented separately for periods prior to the merger is as follows. The amounts presented for the Company’s revenues are reflective of the revision as described in Note 3:

	Year Ended December 31
	2018	2017
Revenues:
Company	$15,206,362	$730,065
TALIC	230,284	268,890

	$15,436,646	$998,955

Net income (loss):
Company	$(1,353,504)	$603,700
TALIC	(70,314)	193,953

	$(1,423,818)	$797,653

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31 2018
Assets:
Company	$117,015,550
TALIC	7,204,454
Reclassification to conform to current year presentation: Current federal income tax recoverable	(44,052)

$124,175,952

Liabilities:
Company	$111,237,254
TALIC	6,705,315
Reclassification to conform to current year presentation: Other liabilities	(44,052)

$117,898,517

Capital and Surplus:
Company	$5,778,296
TALIC	499,139

$6,277,435

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, and pension products, as well as a broad line of single fixed and flexible premium annuity products and guaranteed investment contracts. In addition, the Company offers group life, universal life, credit life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia, Guam, Puerto Rico and US Virgin Islands. Sales of the Company’s products are primarily through a network of agents, brokers, and financial institutions.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed.

The following is a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements which differs from NAIC SAP:

The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Iowa Administrative Code 508A.1.4, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

A reconciliation of the Company’s net income (loss) and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

	SSAP#	F/S Page	F/S Line	2019	2018	2017
Net income (loss), State of Iowa basis	XXX	XXX	XXX	$3,294,022	$(1,423,818)	$797,653
State prescribed practices that are an increase(decrease) from NAIC SAP:
Separate account asset valuation	56	NA	NA	—	—	—
State permitted practices that are an increase(decrease) from NAIC SAP:
None				—	—	—

Net income (loss), NAIC SAP	XXX	XXX	XXX	$3,294,022	$(1,423,818)	$797,653

Statutory surplus, state of Iowa basis	XXX	XXX	XXX	$6,528,170	$6,277,435	$7,351,473
State prescribed practices that are an increase(decrease) from NAIC SAP:
Separate account asset valuation	56	NA	NA	—	—	—
State permitted practices that are an increase(decrease) from NAIC SAP:
Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds—Change in net unrealized capital gains/ losses	—	(231,853)	(86,794)

Statutory surplus, NAIC SAP	XXX	XXX	XXX	$6,528,170	$6,045,582	$7,264,679

The Company elected early adoption of SSAP No. 108, Derivatives Hedging Variable Annuities Guarantees (SSAP 108) effective July 1, 2019. The early adoption allowed for transition from and release of a similar permitted practice in place with the IID since October 1, 2016 (the Permitted Practice). The Company received approval from the IID on September 4, 2019. Please refer to Note 3 for additional information.

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26R, Bonds, and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security or the entity will likely not be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in both affiliated and unaffiliated preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses and are reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. Due and accrued amounts determined to be uncollectible are written off through the statements of operations.

Valuation Reserves

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, primarily bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. The net deferral is reported as the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

In 2019, the NAIC revised the AVR Factors (basic contribution, reserve objective and maximum reserve) to be consistent with the risk-based capital (RBC) after-tax factors, which were amended in 2018 as a result of federal tax reform. The AVR factor changes are effective for year-end 2019. As of December 31, 2019, the factor changes decreased Capital and Surplus by $127,960. The changes were recorded to the Change in Asset Valuation Reserve line of the Statements of Changes in Capital and Surplus.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, forwards, and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86—Derivatives.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities; therefore, converting the asset or liability to a U.S. dollar denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Total return swaps are used in the asset/liability management process to mitigate the market risk on minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the Standard & Poor’s (S&P) or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Bond forwards are used to hedge the interest rate risk that future liability claims increase as rates decrease, leading to higher guarantee values.

Futures contracts are used to hedge the liability risk when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheets and fair value adjustments are recorded as capital and surplus in the financial statements. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company uses zero cost collars to hedge the interest rate risk associated with rising short term interest rates, whereby the exposure would otherwise adversely impact the Company’s capital generation. The collar position(s) help range bound the floating rate by combining a cap and floor position.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company issues fixed liabilities that have a guaranteed minimum crediting rate. The Company uses receiver swaptions, whereby the swaption is designed to generate cash flows to offset lower yields on assets during a low interest rate environment. The Company pays a single premium at the beginning of the contract and is amortized throughout the life of the swaption. These swaptions are marked to fair value in the balance sheets and the fair value adjustment is recorded in unassigned surplus. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheets (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheets. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements accounted for as secured borrowings, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheets, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Offsetting of Assets and Liabilities

Financial assets and liabilities are offset in the Balance Sheets when the Company has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis.

Other Assets and Other Liabilities

Other assets consist primarily of reinsurance receivable, accounts receivable and company owned life insurance. Company owned life insurance is carried at cash surrender value.

Other liabilities consist primarily of remittances, amounts withheld by the Company, accrued expenses, payable for securities and municipal repurchase agreements. Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest. These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Separate Accounts

The majority of separate accounts held by the Company, primarily for individual policyholders as well as for group pension plans, do not have any minimum guarantees, and the investment risks associated with fair value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Certain other separate accounts held by the Company provide a minimum guaranteed return of 3% of the average investment balance to policyholders. The assets consist of long-term bonds and short-term investments which are carried at amortized cost.

Certain other non-indexed guaranteed separate accounts represent funds invested by the Company for the benefit of the contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than the guaranteed requirements is either transferred to or received from the general account and reported in the statements of operations. Non-indexed guaranteed separate account assets and liabilities are carried at fair value. These guarantees are included in the general account due to the nature of the guaranteed return.

Assets held in trust for purchases of variable life, variable universal life, variable annuity, and modified guaranteed annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The investment risks associated with fair value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist.

Income and gains and losses with respect to the assets in the separate accounts supporting modified guaranteed annuity contracts are included in the statements of operations as a component of net transfers from separate accounts.

Surplus funds transferred from the general account to the separate accounts, commonly referred to as seed money, and earnings accumulated on seed money are reported as surplus in the separate accounts until transferred or repatriated to the general account. The transfer of such funds between the separate account and the general account is reported as surplus contributed or withdrawn during the year.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Surrender values are not promised in excess of the legally computed reserves. For annual premium variable life insurance there is an extra premium charged to the policyholder before the premium is transferred to the Separate Accounts. An additional reserve for this policy is held in the General Account that is a multiple of the reserve that would otherwise be held. For interest sensitive whole life, the reserves held in the General Account are equal to the cash surrender value.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

In accordance with SSAP No. 51R, Life Contracts, and No. 54R, Individual and Group Accident and Health Contracts, the Company reports the amount of insurance, if any, for which the gross premiums are less than the net premiums according to the valuation standards and any related premium deficiency reserve established. Anticipated investment income is included as a factor in the health contract premium deficiency calculation, respectively.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheets date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include guaranteed investment contracts (GICs), funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statements of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes. Unlike GAAP, SSAP No. 101 does not consider state income taxes in the measurement of deferred taxes. SSAP No. 101 also requires additional testing to measure gross deferred tax assets. The additional testing limits gross deferred tax asset admission to 1) the amount of federal income taxes paid in prior years recoverable through hypothetical loss carrybacks of existing temporary differences expected to reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of remaining gross deferred tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities after considering character (i.e. ordinary versus capital) and reversal patterns. The Company’s reported net deferred tax asset or liability is the sum of gross deferred tax assets admitted through this three part test plus the sum of all deferred tax liabilities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under the NAIC SAP.

Subsidiaries and Affiliated Companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97 – Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheets to the extent that they are not impaired.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

3. Accounting Changes and Corrections of Errors

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

As of July 1, 2019, the Company has received IID approval on an approach for transitioning from a prior permitted practice into full implementation of SSAP No. 108. The approved transition approach will not result in adjustment to the Company’s historical statutory reporting or existing unamortized deferral balances established under the permitted practice at the time of transition. The Company will continue amortizing deferral balances established under the permitted practice according to the amortization schedule previously approved. This amortization will be reported as net realized capital gains (losses) in the Statements of Operations. The net deferral is re-classed from unassigned to special surplus and is presented in the Variable annuity reserve hedge offset deferral financial statement line item on the balance sheets. As of the date of transition, current period fair value fluctuations in the designated derivative instruments offset by the current period Valuation Manual section 21 (VM-21) liability change attributed to the hedged risk (“natural offset”) will be included in net realized capital gains (losses) in the Statements of Operations. As of the date of transition, the Company is fully compliant with the provisions of SSAP 108. The adoption of SSAP 108 and the contemporaneous release of the Permitted Practice will not impact historical statutory reporting or remaining residual balances established under the Permitted Practice and will not have a significantly different impact, in comparison to the Permitted Practice, on the Company’s statutory capital position or RBC ratio. Differences include reporting the natural offset as net realized capital gains/losses in the statements of operations compared to previously being included within the change in unrealized gains/losses with no impact to capital and surplus. Additionally, the deferral amortization under SSAP 108 begins in the subsequent reporting period as opposed to starting in the period it was established, as with the Permitted Practice. The delay in deferral amortization impacts the timing and flow through statutory capital and surplus, but does not create material differences from the Permitted Practice.

Effective January 1, 2019, the NAIC adopted revisions to SSAP No. 30, Unaffiliated Common Stock, which updated the definition of common stock to include SEC registered closed-end funds and unit investment trusts. The adoption of this guidance did not impact the financial position or results of operations of the Company.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Change in Valuation Basis

As of December 31, 2019, the Company has received IID approval on an approach for adoption of the NAIC 2020 VM-21 and related Risk Based Capital C3P2 changes documented in the VM-21 2020 NAIC Valuation Manual: Requirements for Principle-Based Reserves for Variable Annuities. The Company has elected to early adopt the VM-21 requirements for variable annuities effective December 31, 2019. The approved transition approach did not result in an adjustment to the Company’s historical statutory reporting or existing balances at the time of transition. The Company reported the increase to the VM-21 reserve of $1,248,411. As a result, the Company released the voluntary reserve that was recorded to account for the adoption in the amount of $850,000 which was developed considering Q4 2018 balances and factors. The change year-over-year is due to significant market factor changes such as bond yields and treasury rates. As of the date of transition, the Company is fully compliant with the provisions of VM-21.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Revision to Prior Years

During 2019, the Company identified errors in prior year financial statements for which the Company has determined it appropriate to revise. The Company assessed the materiality of these revisions and concluded these revisions are not material to the December 31, 2018 and 2017 financial statements as a whole. The following tables show the impact of the revision after the effect of the TALIC merger as described in Note 1:

	Year Ended December 31, 2018
	As Revised for the Merger	Adjustment	As Revised
Statements of Operations
Revenues
Premiums and other considerations	$11,448,988	$(635,470)	$10,813,518
Fee revenue and other income	1,977,174	(5,700)	1,971,474

Total revenue	$16,077,816	$(641,170)	$15,436,646

Benefits and expenses
Surrender benefits	$15,154,347	$(618,170)	$14,536,177

Total benefits and expenses	16,821,611	(618,170)	16,203,441
Gain (loss) from operations before dividends and federal income taxes	(743,795)	(23,000)	(766,795)

Federal income tax (benefit) expense	(55,012)	(8,050)	(63,062)
Net gain (loss) from operations	(694,736)	(14,950)	(709,686)

Net income (loss)	$(1,408,868)	$(14,950)	$(1,423,818)

Statements of Changes in Capital and Surplus
Balance at December 31, 2017
Net income (loss)	$(1,408,868)	$(14,950)	$(1,423,818)
Other changes—net	(16,325)	14,950	(1,375)

Balance at December 31, 2018	$6,277,435	$—	$6,277,435

Statements of Cash Flows
Operating activities
Premiums and annuity considerations	$11,449,184	$(612,470)	$10,836,714
Other income	2,896,789	(5,700)	2,891,089
Benefit and loss related payments	(18,576,471)	618,170	(17,958,301)

Net cash provided by (used in) operating activities	978,988	—	978,988
Financing and miscellaneous activities
Net deposits (withdrawals) on deposit-type contracts	$(146,883)	$(54,285)	$(201,168)
Other cash (applied) provided	533,298	54,285	587,583

Net cash provided by (used in) financing and miscellaneous activities	(2,173,724)	—	(2,173,724)

Net increase (decrease) in cash, cash equivalents and short-term investments	365,778	—	365,778
Cash, cash equivalents and short-term investments:
Beginning of year	1,965,690	—	1,965,690

End of year	$2,331,468	$—	$2,331,468

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Year Ended December 31, 2017
	As Revised for the Merger	Adjustment	As Revised
Statements of Operations
Revenues
Premiums and other considerations	$(3,098,001)	$(416,167)	$(3,514,168)
Fee revenue and other income	1,997,110	(500)	1,996,610

Total revenue	$1,415,622	$(416,667)	$998,955

Benefits and expenses
Surrender benefits	$13,526,406	$(416,667)	$13,109,739

Total benefits and expenses	1,069,968	(416,667)	653,301
Gain (loss) from operations before dividends and federal income taxes	345,654	—	345,654

Net gain (loss) from operations	1,372,703	—	1,372,703

Net income (loss)	$797,653	$—	$797,653

Statements of Cash Flows
Operating activities
Premiums and annuity considerations	$5,446,470	$(416,167)	$5,030,303
Other income	6,905,908	(500)	6,905,408
Benefit and loss related payments	(16,493,134)	416,667	(16,076,467)

Net cash provided by (used in) operating activities	(331,021)	—	(331,021)
Financing and miscellaneous activities
Net deposits (withdrawals) on deposit-type contracts	$(2,130,022)	$(37,281)	$(2,167,303)
Other cash (applied) provided	60,720	37,281	98,001

Net cash provided by (used in) financing and miscellaneous activities	(1,450,248)	—	(1,450,248)
Net increase (decrease) in cash, cash equivalents and short-term investments	284,184	—	284,184
Cash, cash equivalents and short-term investments:
Beginning of year	1,681,506	—	1,681,506

End of year	$1,965,690	$—	$1,965,690

Management has determined that the amounts primarily relate to misclassifications of balances within the Statements of Operations and Cash Flows for the years ended December 31, 2018 and 2017 related to accounting for retirement plan cash flows and other cash flow presentation reclassifications. This error resulted in offsetting misstatements to premiums and other considerations, fee revenue and other income, and surrender benefits and corresponding offsetting misstatements within the cash provided by (used in) operating activities and cash provided by (used in) financing and miscellaneous activities. The misclassifications had no impact to the Company’s net income or capital and surplus in the prior years.

In addition, Management reclassified certain prior year out of period adjustments from income to capital and surplus per SSAP No. 3, Accounting Changes and Corrections of Errors.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Reclassifications

Certain amounts in prior year financial statement balances and footnote disclosures have been reclassified to conform to the current year presentation.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price and spot rates at the balance sheets date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheets date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2019 and 2018, respectively:

	December 31, 2019
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,298,116	$1,298,076	$1,042,719	$255,397	$—	$—	$—
Short-term notes receivable from affiliates	240,300	240,300	—	240,300	—	—	—
Bonds	28,644,195	25,412,467	5,355,305	22,844,657	444,233	—	—
Preferred stocks, other than affiliates	109,845	111,630	—	108,849	996	—	—
Common stocks, other than affiliates	80,789	80,789	10,227	19	70,543	—	—
Mortgage loans on real estate	5,383,132	5,096,613	—	—	5,383,132	—	—
Other invested assets	262,406	218,682	—	243,524	18,882	—	—
Derivative assets:
Options	311,739	311,739	—	311,739	—	—	—
Interest rate swaps	1,363,717	1,363,526	—	1,363,717	—	—	—
Currency swaps	8,929	7,304	—	8,929	—	—	—
Credit default swaps	59,599	34,248	—	59,599	—	—	—
Equity swaps	55	55	—	55	—	—	—
Interest rate futures	467	467	467	—	—	—	—
Equity futures	686	686	686	—	—	—	—
Derivative assets total	1,745,192	1,718,025	1,153	1,744,039	—	—	—
Policy loans	1,099,596	1,099,596	—	1,099,596	—	—	—
Securities lending reinvested collateral	987,763	987,763	96	987,667	—	—	—
Separate account assets	85,275,020	85,209,155	81,391,463	3,878,274	5,283	—	—
Liabilities
Investment contract liabilities	16,687,551	11,934,145	—	218,239	16,469,312	—	—
Derivative liabilities:
Options	151,696	151,696	—	151,696	—	—	—
Interest rate swaps	1,279,477	1,442,132	—	1,279,477	—	—	—
Currency swaps	2,279	4,328	—	2,279	—	—	—
Credit default swaps	(3,740)	13,450	—	(3,740)	—	—	—
Equity swaps	211,606	211,606	—	211,606	—	—	—
Interest rate futures	22,916	22,916	22,916	—	—	—	—
Equity futures	5,673	5,673	5,673	—	—	—	—
Derivative liabilities total	1,669,907	1,851,801	28,589	1,641,318	—	—	—
Dollar repurchase agreements	448,829	448,829	—	448,829	—	—	—
Payable for securities lending	1,246,827	1,246,827	—	1,246,827	—	—	—
Payable for derivative cash collateral	484,637	484,637	—	484,637	—	—	—
Separate account annuity liabilities	78,615,086	78,617,102	2,783	78,565,537	46,766	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,966,071	$1,966,071	$1,385,771	$580,300	$—	$—	$—
Short-term notes receivable from affiliates	261,000	261,000	—	261,000	—	—	—
Bonds	28,352,356	27,627,135	7,005,814	20,905,525	441,017	—	—
Preferred stocks, other than affiliates	97,812	104,793	—	94,815	2,997	—	—
Common stocks, other than affiliates	171,979	171,979	15,401	6	156,572	—	—
Mortgage loans on real estate	4,647,770	4,600,493	—	—	4,647,770	—	—
Other invested assets	241,689	214,934	—	229,963	11,726	—	—
Derivative assets:
Options	996,427	996,427	—	996,427	—	—	—
Interest rate swaps	710,817	711,165	—	710,817	—	—	—
Currency swaps	15,288	15,495	—	15,288	—	—	—
Credit default swaps	52,360	52,579	—	52,360	—	—	—
Equity swaps	281,457	281,457	—	281,457	—	—	—
Interest rate futures	20,639	20,639	20,639	—	—	—	—
Equity futures	20,189	20,189	20,189	—	—	—	—
Derivative assets total	2,097,177	2,097,951	40,828	2,056,349	—	—	—
Policy loans	1,139,853	1,139,853	—	1,139,853	—	—	—
Securities lending reinvested collateral	1,660,683	1,660,683	71,045	1,589,638	—	—	—
Separate account assets	76,150,197	76,130,173	72,461,882	3,684,492	3,823	—	—
Liabilities
Investment contract liabilities	13,297,887	12,379,779	—	243,143	13,054,743	—	—
Derivative liabilities:
Options	344,808	344,808	—	344,808	—	—	—
Interest rate swaps	376,095	591,999	—	376,095	—	—	—
Currency swaps	1,706	645	—	1,706	—	—	—
Credit default swaps	(1,309)	13,394	—	(1,309)	—	—	—
Equity swaps	16,890	16,890	—	16,890	—	—	—
Interest rate futures	6,999	6,999	6,999	—	—	—	—
Equity futures	1,239	1,239	1,239	—	—	—	—
Derivative liabilities total	746,428	975,974	8,238	738,190	—	—	—
Dollar repurchase agreements	214,357	214,357	—	214,357	—	—	—
Payable for securities lending	1,835,122	1,835,122	—	1,835,122	—	—	—
Payable for derivative cash collateral	1,245,534	1,245,534	—	1,245,534	—	—	—
Separate account annuity liabilities	69,914,071	69,915,907	3,069	69,874,047	36,955	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2019 and 2018:

	2019
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$15,615	$4,075	$—	$19,690

Total bonds	—	15,615	4,075	—	19,690

Preferred stock
Industrial and miscellaneous	—	41	996	—	1,037

Total preferred stock	—	41	996	—	1,037

Common stock
Mutual funds	5,049	—	—	—	5,049
Industrial and miscellaneous	5,178	19	70,543	—	75,740

Total common stock	10,227	19	70,543	—	80,789

Cash equivalents and short-term
Money market mutual funds	1,042,719	—	—	—	1,042,719

Total cash equivalents and short-term	1,042,719	—	—	—	1,042,719

Securities lending reinvested collateral	96	—	—	—	96
Derivative assets	1,153	1,671,609	—	—	1,672,762
Separate account assets	81,255,681	3,293,963	4,271	—	84,553,915

Total assets	$82,309,876	$4,981,247	$79,885	$—	$87,371,008

Liabilities:
Derivative liabilities	$28,589	$1,633,210	$—	$—	1,661,799
Separate account liabilities	2,783	—	—	—	2,783

Total liabilities	$31,372	$1,633,210	$—	$—	$1,664,582

	2018
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Government	$—	$900	$—	$—	$900
Industrial and miscellaneous	—	26,472	8,205	—	34,677
Hybrid securities	—	2,282	—	—	2,282

Total bonds	—	29,654	8,205	—	37,859

Preferred stock
Industrial and miscellaneous	—	1,601	2,997	—	4,598

Total preferred stock	—	1,601	2,997	—	4,598

Common stock
Mutual funds	12,648	—	—	—	12,648
Industrial and miscellaneous	2,753	6	156,572	—	159,331

Total common stock	15,401	6	156,572	—	171,979

Cash equivalents and short-term
Money market mutual funds	1,385,771	—	—	—	1,385,771

Total cash equivalents and short-term	1,385,771	—	—	—	1,385,771

Securities lending reinvested collateral	71,045	—	—	—	71,045
Derivative assets	40,828	1,995,419	—	—	2,036,247
Separate account assets	72,321,900	3,124,101	3,823	—	75,449,824

Total assets	$73,834,945	$5,150,781	$171,597	$—	$79,157,323

Liabilities:
Derivative liabilities	$8,238	$811,965	$—	$—	$820,203
Separate account liabilities	3,069	—	—	—	3,069

Total liabilities	$11,307	$811,965	$—	$—	$823,272

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 3 are internally valued using significant unobservable inputs.

Common stock classified as Level 3 are comprised primarily of shares in the FHLB of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

The following tables summarize the changes in assets classified as Level 3 for 2019 and 2018:

	Beginning Balance at January 1, 2019	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
RMBS	$—	$5	$—	$—	$(5)
Other	8,206	—	1,829	72	398
Preferred stock	2,997	—	—	—	(2,654)
Common stock	156,572	—	4,197	(5,874)	3,296
Separate account assets	3,824	1,264	807	(3)	(789)

Total	$171,598	$1,269	$6,833	$(5,805)	$246

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2019
Bonds
RMBS	$—	$—	$—	$—	$—
Other	—	—	—	2,772	4,075
Preferred stock	653	—	—	—	996
Common stock	4,645	6,702	90,600	1	70,543
Separate account assets	848	—	(27)	93	4,271

Total	$6,146	$6,702	$90,573	$2,866	$79,885

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Government	$—	$—	$—	$(3)	$3
RMBS	—	—	—	(26)	26
Other	14,619	—	5,465	108	423
Preferred stock	3,180	—	—	—	(754)
Common stock	197,751	—	270	(2,000)	3,398
Other long term	—	920	1,040	—	(310)
Derivatives	29,230	—	—	(84,445)	(29,230)
Separate account assets	51,040	1,394	249	(43,234)	(77)

Total	$295,820	$2,314	$7,024	$(129,600)	$(26,521)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018
Bonds
Government	$—	$—	$—	$—	$—
RMBS	—	—	—	—	—
Other	—	—	—	1,479	8,206
Preferred stock	828	—	259	—	2,997
Common stock	—	216	42,400	123	156,572
Other long term	430	—	—	—	—
Derivatives	—	—	(3,869)	(80,576)	—
Separate account assets	100	—	3,490	1,660	3,824

Total	$1,358	$216	$42,280	$(77,314)	$171,598

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2019, the Company held no properties as held-for-sale, where fair value was less than its carrying value. As of December 31, 2019, the Company held one property as held-for sale, where carrying amount of $576 was equal to fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair value of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2019
Bonds:
United States Government and agencies	$4,280,658	$775,293	$372	$5,055,579
State, municipal and other government	1,174,675	125,422	16,509	1,283,588
Hybrid securities	271,982	42,062	1,464	312,580
Industrial and miscellaneous	15,555,330	2,013,749	42,420	17,526,659
Mortgage and other asset-backed securities	4,129,822	351,694	15,727	4,465,789

Total unaffiliated bonds	25,412,467	3,308,220	76,492	28,644,195
Unaffiliated preferred stocks	111,630	6,330	8,115	109,845

	$25,524,097	$3,314,550	$84,607	$28,754,040

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$58,311	$22,545	$67	$80,789

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Bonds:
United States Government and agencies	$6,578,120	$277,575	$121,838	$6,733,857
State, municipal and other government	761,458	35,634	19,456	777,636
Hybrid securities	260,707	13,182	8,417	265,472
Industrial and miscellaneous	15,824,266	731,481	383,320	16,172,427
Mortgage and other asset-backed securities	4,202,584	265,837	65,457	4,402,964

Total unaffiliated bonds	27,627,135	1,323,709	598,488	28,352,356
Unaffiliated preferred stocks	104,793	3,022	10,003	97,812

	$27,731,928	$1,326,731	$608,491	$28,450,168

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$154,552	$18,557	$1,130	$171,979

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2019, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2019
December 31:	Carrying Value	Fair Value
Due in one year or less	$715,115	$721,686
Due after one year through five years	4,446,683	4,713,256
Due after five years through ten years	5,108,090	5,808,153
Due after ten years	11,012,757	12,935,311

	21,282,645	24,178,406
Mortgage and other asset-backed securities	4,129,822	4,465,789

	$25,412,467	$28,644,195

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2019 and 2018 is as follows:

	2019
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$896	$4	$10,513	$368
State, municipal and other government	37,638	10,695	96,166	5,814
Hybrid securities	18,613	1,464	—	—
Industrial and miscellaneous	349,475	31,808	398,580	10,612
Mortgage and other asset-backed securities	217,019	12,486	503,736	3,241

Total bonds	623,641	56,457	1,008,995	20,035

Preferred stocks-unaffiliated	47,696	8,025	4,511	90
Common stocks-unaffiliated	—	—	739	67

	$671,337	$64,482	$1,014,245	$20,192

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	2018
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$415,707	$25,873	$3,771,379	$95,965
State, municipal and other government	84,973	6,723	192,550	12,733
Hybrid securities	13,815	2,063	114,678	6,354
Industrial and miscellaneous	1,584,834	141,445	4,936,668	241,875
Mortgage and other asset-backed securities	796,932	39,004	828,836	26,453

Total bonds	2,896,261	215,108	9,844,111	383,380

Preferred stocks-unaffiliated	23,579	6,575	38,576	3,428
Common stocks-unaffiliated	—	—	11,083	1,130

	$2,919,840	$221,683	$9,893,770	$387,938

During 2019, there were $4,294 of loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis. During 2018 and 2017, there were no loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2019, 2018 and 2017 the Company recognized OTTI of $5,546, $4,339 and $7,960, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following loan-backed and structured securities were held at December 31, 2019, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
87266TAJ1	$1,299	$1,056	$243	$1,056	$869	3/31/2019
79548KXQ6	295	271	24	271	228	3/31/2019
14984WAA8	1,399	1,295	104	1,295	1,295	6/30/2019
87266TAJ1	587	484	103	484	387	6/30/2019
79548KXQ6	250	250	—	250	209	6/30/2019
41161PPQ0	19,646	18,718	928	18,718	17,362	9/30/2019
36828QQK5	2,493	2,237	256	2,237	1,754	9/30/2019
79548KXQ6	221	203	18	203	58	9/30/2019
126671ZS8	4	4	—	4	4	9/30/2019
585525ES3	491	480	11	480	424	9/30/2019
15032GAC8	2,245	2,245	—	2,245	2,245	9/30/2019
41161PPQ0	18,422	18,368	54	18,368	16,944	12/31/2019
36828QQK5	2,237	1,134	1,103	1,134	1,751	12/31/2019
52108MDN0	3,049	366	2,683	366	1,870	12/31/2019
22541SGE2	432	417	15	417	426	12/31/2019
585525ES3	428	424	4	424	381	12/31/2019

			$5,546

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2019 and 2018 is as follows:

	2019		2018
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$12,486	$15,728	$39,004	$40,117
The aggregate related fair value of securities with unrealized losses	217,019	517,385	796,932	850,568

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 199 and 663 securities with a carrying amount of $735,818 and $3,141,523, and an unrealized loss of $64,482 and $221,683. Of this portfolio, 65.2% and 90.7% were investment grade with associated unrealized losses of $19,696 and $165,913, respectively.

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 245 and 1,411 securities with a carrying amount of $1,033,633 and $10,269,495 and an unrealized loss of $20,125 and $386,809. Of this portfolio, 91.1% and 89.7% were investment grade with associated unrealized losses of $11,888 and $302,186, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2019 and 2018, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 7 and 13 securities with a cost of $807 and $12,212 and an unrealized loss of $67 and $1,130.

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book / Adjusted Carrying Value	Fair Value
December 31, 2019
Bond, amortized cost	2	$18,813	$18,169
Loan-backed and structured securities, amortized cost	3	6,719	6,719
Preferred stock, amortized cost	1	996	996

Total	6	$26,528	$25,884

December 31, 2018
Bond, amortized cost	3	$29,647	$29,725
Loan-backed and structured securities, amortized cost	1	8	8
Preferred stock, amortized cost	1	2,996	2,996

Total	5	$32,651	$32,729

The tables below present the Company’s gross and net receivable for securities and borrowed money financial statement line items that were subject to offsetting:

December 31, 2019	Gross Amount Recognized	Amount Offset	Net Amount Presented on Financial Statements
Assets:
Receivables for securities	$120,009	$101,474	$18,535
Liabilities:
Borrowed money	$550,303	$101,474	$448,829

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018	Gross Amount Recognized	Amount Offset	Net Amount Presented on Financial Statements
Assets:
Receivables for securities	$273,566	$149,607	$123,959
Liabilities:
Borrowed money	$353,860	$149,607	$204,253

During 2019 and 2018, the Company sold, redeemed or otherwise disposed of 175 and 159 securities as a result of a callable feature which generated investment income of $13,296 and $18,683 as a result of a prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2019	2018	2017
Proceeds	$13,048,390	$5,928,234	$18,171,710

Gross realized gains	$133,153	$86,626	$2,375,500
Gross realized losses	(37,677)	(209,899)	(151,723)

Net realized capital gains (losses)	$95,476	$(123,273)	$2,223,777

The Company had gross realized losses, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks, for the years ended December 31, 2019, 2018 and 2017 of $30,802, $10,795 and $19,101, respectively.

At December 31, 2019 and 2018, the Company had no investments in restructured securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2019 and 2018 were as follows:

December 31, 2019
	Farm	Commercial	Total
AAA - AA	$10,519	$3,000,254	$3,010,773
A	31,600	1,812,978	1,844,578
BBB	6,458	217,779	224,237
BB	8,536	4,089	12,625
B	—	4,400	4,400

	$57,113	$5,039,500	$5,096,613

December 31, 2018
	Farm	Commercial	Total
AAA - AA	$219	$2,635,041	$2,635,260
A	42,814	1,745,127	1,787,941
BBB	6,690	157,753	164,443
BB	8,730	4,119	12,849
B	—	—	—

	$58,453	$4,542,040	$4,600,493

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2019, the Company issued mortgage loans with a maximum interest rate of 5.52% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2019 at the time of origination was 82%. During 2018, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.95% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 69%.

During 2019 and 2018, the Company did not reduce the interest rate on any outstanding mortgage loans.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2019 and 2018.

		Commercial
	Farm	All Other	Total
December 31, 2019
Recorded Investment (All)
(a) Current	$57,113	$4,958,605	$5,015,718
(b) 30-59 Days Past Due	—	—	—
(c) 60-89 Days Past Due	—	—	—
(d) 90-179 Days Past Due	—	—	—
(e) 180+ Days Past Due	—	80,895	80,895
Accruing interest 90-179 days past due
(a) Recorded investment	—	—	—
(b) Interest accrued	—	—	—
Participant or Co-lender in Mortgage Loan Agreement
(a) Recorded Investment	$33,658	$1,483,157	$1,516,815

		Commercial
	Farm	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$50,576	$4,461,023	$4,511,599
(b) 30-59 Days Past Due	—	—	—
(c) 60-89 Days Past Due	—	57,005	57,005
(d) 90-179 Days Past Due	7,875	—	7,875
(e) 180+ Days Past Due	—	24,014	24,014
Accruing interest 90-179 days past due
(a) Recorded investment	7,876	—	7,876
(b) Interest accrued	96	—	96
Participant or Co-lender in Mortgage Loan Agreement
(a) Recorded Investment	$31,524	$1,286,604	$1,318,128

At December 31, 2019 and 2018, respectively, multiple mortgage loans with a carrying value of $80,895 and $24,014 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans at December 31, 2019 and 2018. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property. At December 31, 2019 and 2018, there were no taxes, assessments and other amounts advanced and not included in the mortgage loan total.

At December 31, 2019 and 2018, the Company held no impaired loans with related allowance for credit losses. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2019 and 2018, respectively. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2019 and 2018, respectively, that were subject to participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loans. The average recorded investment in impaired loans during 2019 and 2018 was $0 and $49,118, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2019	2018	2017
Balance at beginning of period	$—	$26,618	$1,421
Additions, net charged to operations	—	—	26,618
Recoveries in amounts previously charged off	—	(26,618)	(1,421)

Balance at end of period	$—	$—	$26,618

As of December 31, 2019 and 2018, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. For the years ended December 31, 2019, 2018 and 2017, respectively, the Company recognized $0, $852 and $5,359 of interest income on impaired loans. Interest income of $0, $860 and $2,806, respectively, was recognized on a cash basis for the years ended December 31, 2019, 2018 and 2017.

At December 31, 2019 and 2018, the Company held a mortgage loan loss reserve in the AVR of $69,202 and $46,436, respectively.

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2019	2018		2019	2018
Pacific	25%	28%	Apartment	47%	47%
South Atlantic	23	22	Retail	19	21
Middle Atlantic	16	16	Office	15	16
E. North Central	9	8	Industrial	15	12
W. North Central	8	8	Other	2	2
W. South Central	8	7	Agricultural	1	1
Mountain	7	6	Medical	1	1
E. South Central	3	4
New England	1	1

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019, 2018 and 2017, the Company had mortgage loans with a total net admitted asset value of $20,550, $23,144 and $83,445, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2019, 2018 and 2017 related to such restructurings. At December 31, 2019 and 2018, there were no commitments to lend additional funds to debtors owing receivables.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $5,078, $26,231 and $4,033 were taken on real estate in 2019, 2018 and 2017, respectively, to write the book value down to the current fair value, and included in net realized capital gains (losses), within the Statements of Operations, for the year ended December 31, 2019.

As of December 31, 2019, there were four properties classified as held for sale. As of December 31, 2018, there were nine properties classified as held for sale. The Company is working with an external commercial real estate advisor firm to actively market the properties and negotiate with potential buyers. During 2019, one property classified as held for sale was disposed of resulting in a net realized gain of $1,788. During 2018, six properties classified as held for sale were disposed of resulting in a net realized gain of $4,579. These gains and losses were included in net realized capital gains (losses) within the Statements of Operations.

The Company also disposed of other properties during 2019 and 2018 resulting in net realized gains of $9,047 and $26,756, respectively.

The carrying value of the Company’s real estate assets at December 31, 2019 and 2018 was as follows:

	2019	2018
Home office properties	$45,831	$52,466
Investment properties	—	18,953
Properties held for sale	5,715	43,027

	$51,546	$114,446

Accumulated depreciation on real estate at December 31, 2019 and 2018, was $47,188 and $72,083, respectively.

Other Invested Assets

During 2019, the Company recorded impairments of $5,488, $3,363, and $13,867 throughout 2019, 2018 and 2017. These impairments were primarily related to private equity funds, except for 2017, which also included an impairment for a tax credit fund. The impairments were taken because the decline in fair value of the funds were deemed to be other than temporary and a recovery in value from the remaining underlying investments in the funds were not anticipated.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

These write-downs are included in net realized capital gains (losses) within the Statements of Operations.

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $125,036, which resulted in a realized gain of $19,443.

Tax Credits

At December 31, 2019, the Company had ownership interests in forty-six LIHTC investments with a carrying value of $58,163. The remaining years of unexpired tax credits ranged from one to twelve, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2020 to 2029 is $26,728. Tax credits recognized in 2019 were $81,690, and other tax benefits recognized in 2019 were $2,795. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2018, the Company had ownership interests in forty-seven LIHTC investments with a carrying value of $33,212. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2019 to 2029 is $55,107. Tax credits recognized during 2018 was $76,141. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of transferable state tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2019 and 2018:

		December 31, 2019
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$2,683	$5,024
Economic Redevelopment and Growth Tax Credits	NJ	5,281	20,948

Total		$7,964	$25,972

		December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$3,880	$6,220
Economic Redevelopment and Growth Tax Credits	NJ	3,994	20,948

Total		$7,874	$27,168

*	The unused amount reflects credits that the Company deems will be realizable in the period 2019-2030.

The Company did not have any non-transferable state tax credits.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

Derivatives

Amounts disclosed in this Derivatives section do not include derivatives utilized in the hedging of variable annuity guarantees in accordance with SSAP 108. Please see the subsequent section “Derivatives Hedging Variable Annuity Guarantees” for results associated with those derivatives.

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, 2019 and 2018 was as follows:

	2019	2018
Fair value - positive	$647,378	$2,285,546
Fair value - negative	(646,157)	(934,798)

At December 31, 2019, 2018 and 2017, the Company has recorded unrealized gains (losses) of ($257,972), $858,229 and ($131,678), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. The Company did not recognize any unrealized gains or losses during 2019, 2018 and 2017 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 24 years for forecasted hedge transactions. At December 31, 2019 and 2018, none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2019 and 2018, the Company has accumulated deferred gains in the amount of $2,334 and $0, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on future asset purchases expected to transpire throughout 2020.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Summary of realized gains (losses) by derivative type for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Options:
Calls	$(15,424)	$59,693	$2,473
Caps	—	—	(1,203)
Puts	—	(26,491)	(7,634)

Total options	$(15,424)	$33,202	$(6,364)

Swaps:
Interest rate	$95,162	$(299,024)	$307,519
Credit	(3,099)	(14,288)	8,209
Total return	(611,814)	(205,341)	(1,443,432)

Total swaps	$(519,751)	$(518,653)	$(1,127,704)

Futures—net positions	535,875	(310,914)	60,205
Lehman settlements	106	537	1,195

Total realized gains (losses)	$806	$(795,828)	$(1,072,668)

The average estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019		2018
Derivative component of RSATs
Credit default swaps	$56,455	$55,387	$(9,504	) $	(6,341)
Interest rate swaps	3,225	1,650	—		8,598

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

The estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019	2018
Derivative component of RSATs
Credit default swaps	$59,599	$43,455	$(11,589)	$(1,309)
Interest rate swaps	3,972	2,188	—	—

Total	$63,571	$45,643	$(11,589)	$(1,309)

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The net realized gains (losses) on the derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Derivative component of RSATs
Credit default swaps	$(3,099)	$(4,476)	$8,209
Interest rate swaps	—	(8,207)	(59,357)

Total	$(3,099)	$(12,683)	$(51,148)

As stated in Note 2, the Company replicates investment grade corporate bonds, sovereign debt, or commercial mortgage backed securities by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2019 and 2018:

		2019
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$6,522	$441,000	1.9
Credit default swaps referencing indices		108	10,000	39.9

Subtotal		6,630	451,000	2.7

BBB	2
Single name credit default swaps (3)		41,004	1,781,035	1.8
Credit default swaps referencing indices		23,093	1,192,624	2.9

Subtotal		64,097	2,973,659	2.3

BB	3
Single name credit default swaps (3)		462	50,000	1.2

Subtotal		462	50,000	1.2

Total		$71,189	$3,474,659	2.3

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

		2018
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$5,534	$468,085	2.6
Credit default swaps referencing indices		(109)	10,000	40.9

Subtotal		5,425	478,085	3.4

BBB	2
Single name credit default swaps (3)		32,228	1,905,450	2.7
Credit default swaps referencing indices		7,806	907,000	3.3

Subtotal		40,034	2,812,450	2.9

BB	3
Single name credit default swaps (3)		2,427	145,500	2.7

Subtotal		2,427	145,500	2.7

B	4
Single name credit default swaps (3)		(2,809)	27,000	2.7

Subtotal		(2,809)	27,000	2.7

CCC and lower	5
Single name credit default swaps (3)		(312)	5,000	1.0

Subtotal		(312)	5,000	1.0

Total		$44,765	$3,468,035	2.9

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

The Company may enter into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table above. At December 31, 2019, the maximum amounts of potential future recoveries available to offset the $3,474,659 from the table above were $0. At December 31, 2018, the maximum amounts of potential future recoveries available to offset the $3,468,035 from the table above were $0.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2019	2018	2019	2018
Derivative assets:
Credit default swaps	$2,402,624	$2,509,467	$59,599	$52,360
Currency swaps	88,501	129,622	8,929	15,288
Equity futures	—	22	686	20,189
Equity swaps	209,341	3,706,430	55	281,457
Interest rate futures	—	38	—	20,639
Interest rate swaps	33,735	24,881,535	5,147	710,817
Options	21,196,796	23,094,442	311,739	996,427
Derivative liabilities:
Credit default swaps	1,446,000	1,318,568	(3,740)	(1,309)
Currency swaps	142,704	18,459	2,279	1,706
Equity futures	(12)	(1)	5,673	1,239
Equity swaps	4,823,034	145,269	211,606	16,890
Interest rate futures	—	(19)	—	6,999
Interest rate swaps	3,366,493	15,261,493	17,420	376,095
Options	(3,676,923)	(3,815,570)	151,696	344,808

*	Futures are presented in contract format. Swaps and options are presented in notional format.

Derivatives Hedging Variable Annuity Guarantees

The hedged obligation consists of guaranteed benefits on variable annuity contracts and resembles a long dated put option where claim payment is made whenever account value is less than a guaranteed amount, adjusted for applicable fees. Changes in interest rates impact the present value of future product cash flows (discount rate) as well as the value of investments comprising the account value to be assessed against the guarantee. Under this VM-21 compliant clearly defined hedging strategy (CDHS), interest rate risk may be hedged by a duration matched portfolio of interest sensitive derivatives such as treasury bond forwards, treasury futures, interest rate swaps, interest rate swaptions or treasury future options. The hedging strategy is unchanged from the prior reporting period, and the total return on the designated portfolio of derivatives has been highly effective in covering the interest rate risk (rho) of the hedged obligation. Hedge effectiveness is measured in accordance with the requirements outlined under SSAP 108 and entails assessment of the total return on the designated portfolio of derivatives against changes in the fair value of the hedged obligation due to interest rate movements on a cumulative basis.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Scheduled amortization for SSAP 108 derivatives as of December 31, 2019 is as follows:

Amortization Year	Deferred Assets	Deferred Liabilities
2020	$68,503	$18,702
2021	60,234	18,702
2022	39,808	18,702
2023	39,808	18,702
2024	39,808	18,702
2025	39,808	18,702
2026	29,176	18,702
2027	22,720	18,702
2028	17,393	18,702
2029	20,155	14,028

Total	$377,413	$182,346

As discussed in Note 2 and 3, the Company elected to adopt SSAP 108 effective July 1, 2019.

The following table is a reconciliation of the total deferred balance of SSAP 108 derivatives from the date of adoption through December 31, 2019. The beginning deferred balance was the deferral under a previous permitted practice described in Note 2.

1.	Total Deferred Balance, July 1, 2019	$189,601
2.	Current Year Amortization	19,002
3.	Current Year Deferred Recognition	(24,468)

4.	Ending Deferred Balance [1-(2+3)]	$195,067

The following tables provide information regarding SSAP 108 hedging instruments:

	12/31/2019	7/1/2019
Amortized cost	$(51)	$(53)
Fair value	$74,063	$447,385

	Net Investment Income	Realized Gain (Loss)	Unrealized Gain (Loss)	Total
Derivative performance	$23,639	$495,410	$(373,324)	$145,725

SSAP 108 Adjustments
Portion of the derivative performance attributed to natural offset	—	(184,385)	14,192	(170,193)
Deferred	(23,639)	(311,025)	359,132	24,468

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Prior year fair value of hedged item	$(2,294,125)
Current year fair value of hedged item	(2,573,520)

Change in fair value attributable to interest rates	$(279,395)

Portion of the fair value change attributed to the hedged risk	$(232,394)

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2019 and 2018, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2019
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A)	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$1,246,827	$—	$—	$—	$1,246,827
Subject to repurchase agreements	113,025	—	—	—	113,025
Subject to dollar repurchase agreements	550,333	—	—	—	550,333
FHLB capital stock	42,800	—	—	—	42,800
On deposit with states	43,813	—	—	—	43,813
Pledged as collateral to FHLB (including assets backing funding agreements)	1,259,059	—	—	—	1,259,059
Pledged as collateral not captured in other categories	736,696	—	—	—	736,696
Other restricted assets	1,170,136	—	—	—	1,170,136

Total restricted assets	$5,162,689	$—	$—	$—	$5,162,689

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2018)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$1,842,557	$(595,730)	$—	$1,246,827	0.96%	0.96%
Subject to repurchase agreements	205,405	(92,380)	—	113,025	0.09%	0.09%
Subject to dollar repurchase agreements	371,260	179,073	—	550,333	0.42%	0.42%
FHLB capital stock	133,400	(90,600)	—	42,800	0.03%	0.03%
On deposit with states	43,908	(95)	—	43,813	0.03%	0.03%
Pledged as collateral to FHLB (including assets backing funding agreements)	4,405,503	(3,146,444)	—	1,259,059	0.97%	0.97%
Pledged as collateral not captured in other categories	687,891	48,805	—	736,696	0.56%	0.56%
Other restricted assets	1,172,934	(2,798)	—	1,170,136	0.90%	0.90%

Total restricted assets	$8,862,858	$(3,700,169)	$—	$5,162,689	3.96%	3.96%

The amounts reported as other restricted assets in the table above represent assets held in trust related to reinsurance.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables show the pledged or restricted assets in other categories as of December 31, 2019 and 2018, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2019
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$728,018	$—	$—	$—	$728,018
Secured funding agreements	6,357	—	—	—	6,357
AMBAC	2,321	—	—	—	2,321

Total	$736,696	$—	$—	$—	$736,696

	Gross (Admitted & Nonadmitted) Restricted			Percentage
Description of Assets	Total From Prior Year (2018)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$638,025	$89,993	$728,018	0.56%	0.56%
Secured funding agreements	46,723	(40,366)	6,357	0.00%	0.00%
AMBAC	3,143	(822)	2,321	0.00%	0.00%

Total	$687,891	$48,805	$736,696	0.56%	0.56%

The following tables show the collateral received and reflected as assets within the financial statements as of December 31, 2019 and 2018:

2019
Collateral Assets	Carrying Value	Fair Value	Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$898,267	$898,267	2.02%	2.02%
Securities lending collateral assets	1,246,827	1,246,827	2.80	2.80
Other	35,199	35,199	0.08	0.08

Total collateral assets	$2,180,293	$2,180,293	4.90%	4.90%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$2,181,672	5.75%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

2018
Collateral Assets	Carrying Value	Fair Value	Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$1,453,892	$1,453,892	3.05%	3.06%
Securities lending collateral assets	1,835,122	1,835,122	3.85	3.87
Other	5,999	5,999	0.01	0.01

Total collateral assets	$3,295,013	$3,295,013	6.91%	6.94%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$3,296,139	8.01%

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2019	2018	2017
Income:
Bonds	$1,185,232	$1,276,258	$1,660,465
Preferred stocks	6,230	8,251	6,160
Common stocks	143,184	100,616	214,463
Mortgage loans on real estate	226,766	204,434	245,562
Real estate	21,899	20,190	20,862
Policy loans	67,366	69,773	72,733
Cash, cash equivalents and short-term investments	59,292	39,557	24,772
Derivatives	16,562	32,673	82,507
Other invested assets	49,846	73,164	295,840

Gross investment income	1,776,377	1,824,916	2,623,364
Less: investment expenses	171,238	205,794	172,388

Net investment income before amortization of IMR	1,605,139	1,619,122	2,450,976
Amortization of IMR	39,186	48,050	65,306

Net investment income	$1,644,325	$1,667,172	$2,516,282

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

		Realized
	Year Ended December 31
	2019	2018	2017
Bonds	$62,739	$(135,605)	$2,204,142
Preferred stocks	1,933	1,539	535
Common stocks	25,384	(3,690)	(1,978)
Mortgage loans on real estate	388	(25,696)	93,149
Real estate	5,756	5,104	(4,101)
Cash, cash equivalents and short-term investments	239	(51)	(202)
Derivatives	311,724	(796,365)	(1,073,863)
Variable annuity reserve hedge offset	(159,833)	—	—
Other invested assets	82,951	113,854	118,984

Change in realized capital gains (losses), before taxes	331,281	(840,910)	1,336,666
Federal income tax effect	(43,047)	4,006	(197,937)
Transfer from (to) interest maintenance reserve	(47,710)	122,772	(1,713,779)

Net realized capital gains (losses) on investments	$240,524	$(714,132)	$(575,050)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2019	2018	2017
Bonds	$48,719	$34,184	$65,937
Preferred stocks	(2,504)	(859)	(564)
Common stocks	5,052	1,874	1,468
Affiliated entities	447,273	157,530	398,521
Mortgage loans on real estate	—	26,618	(25,197)
Cash equivalents and short-term investments	(31)	145	6
Derivatives	(761,219)	1,093,543	(66,675)
Other invested assets	18,228	32,164	182,596

Change in unrealized capital gains (losses), before taxes	(244,482)	1,345,199	556,092
Taxes on unrealized capital gains (losses)	(82,980)	(54,824)	123,327

Change in unrealized capital gains (losses), net of tax	$(327,462)	$1,290,375	$679,419

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations, net of reinsurance, at December 31, 2019 and 2018 were as follows:

	2019		2018
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$1,003	$168	$1,077	$173
Ordinary renewal business	278,922	256,376	94,286	84,273
Group life direct business	17,843	9,477	16,474	7,911
Credit direct business	9	9	13	13

	$297,777	$266,030	$111,850	$92,370

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit-type contracts and policy claims at December 31, 2019 and 2018 were as follows:

	Year Ended December 31
	2019	2018
Life insurance reserves	$11,472,311	$12,368,680
Annuity reserves and supplementary contracts with life contingencies	14,094,715	14,244,431
Accident and health reserves (including long term care)	670,910	681,838

Total policy reserves	$26,237,936	$27,294,949
Deposit-type contracts	591,570	967,757
Policy claims	479,226	527,901

Total policy reserves, deposit-type contracts and claim liabilities	$27,308,732	$28,790,607

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based upon the 1941, 1958, 1980, 2001 and 2017 Commissioner’s Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method or Actuarial Guideline XXXVIII. Effective July 1, 2017, term insurance issued follows Valuation Manual section 20 (VM-20) reserve requirements.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Effective July 1, 2017, for substandard term insurance policies, per VM-20 requirements, the substandard rating is applied to the reserve mortality. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

As of December 31, 2019 and 2018, the Company had insurance in force aggregating $59,712,049 and $78,179,488, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the IID. The Company established policy reserves of $1,608,260 and $1,667,131 to cover these deficiencies as of December 31, 2019 and 2018, respectively.

Participating life insurance policies were issued by the Company in prior years which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 0.05% of ordinary life insurance in force at December 31, 2019 and 2018.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest.

Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include GICs and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications of Insurance or Managed Care Contracts. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with VM-21. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation covers all variable annuity products. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the stochastic reserves plus the additional standard projection amount.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Both the stochastic reserves and the standard projection are determined as the conditional tail expectation (CTE)-70 of the scenario reserves. To determine the CTE-70 values, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) and Society of Actuaries. The stochastic reserves uses prudent estimate assumptions based on Company experience, while the standard projection uses the assumptions prescribed in VM-21 for determining the additional standard projection amount.

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

At December 31, 2019 and 2018, the Company had no premium deficiency reserve related to accident and health policies.

For indeterminate premium products, a full schedule of current and anticipated premium rates is developed at the point of issue. Premium rate adjustments are considered when anticipated future experience foretells deviations from the original profit standards. The source of deviation (mortality, persistency, expense, etc.) is an important consideration in the re-rating decision as well as the potential effect of a rate change on the future experience of the existing block of business.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2019
2019	$—	$276,850	$201,741	$75,109
2018 and prior	135,241	2,690	86,381	51,550

	135,241	$279,540	$288,122	126,659

Active life reserve	$632,180			$623,147

Total accident and health reserves	$767,421			$749,806

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$—	$308,983	$225,500	$83,483
2017 and prior	157,201	(21,859)	83,584	51,758

	157,201	$287,124	$309,084	135,241

Active life reserve	$657,543			$632,180

Total accident and health reserves	$814,744			$767,421

The change in the Company’s unpaid claims reserve was $2,690 and ($21,859) for the years ended December 31, 2019 and 2018, respectively, for health claims that were incurred prior to those balance sheets dates. The change in 2019 was in normal range. The change in 2018 resulted primarily from variances in the estimated frequency of claims and claim severity.

Activity in the liability for unpaid claims adjustment expense is summarized as follows:

	Liability Beginning of Year	Incurred	Paid	Liability End of Year
Year ended December 31, 2019
2019	$—	$17,934	$17,219	$715
2018 and prior	3,091	(1,017)	1,584	490

	$3,091	$16,917	$18,803	$1,205

Year ended December 31, 2018
2018	$—	$16,859	$14,951	$1,908
2017 and prior	3,279	(325)	1,771	1,183

	$ 3,279	$16,534	$ 16,722	$ 3,091

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2019.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity, deposit fund and life products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on annuity and deposit fund products, by withdrawal characteristics, is summarized as follows:

	December 31 2019
Individual Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$541,753	$561	$—	$542,314	1%
At book value less surrender charge of 5% or more	907,255	—	—	907,255	1
At fair value	3,842	—	49,151,231	49,155,073	80

Total with adjustment or at fair value	1,452,850	561	49,151,231	50,604,642	82
At book value without adjustment (minimal or no charge or adjustment)	7,800,086	—	—	7,800,086	13
Not subject to discretionary withdrawal provision	2,498,084	—	264,646	2,762,730	5

Total individual annuity reserves	11,751,020	561	49,415,877	61,167,458	100%

Less reinsurance ceded	2,833,026	—	—	2,833,026

Net individual annuities reserves	$8,917,994	$561	$49,415,877	$58,334,432

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	8	—	—	8

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2019
Group Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$1,107,433	$18,568	$—	$1,126,001	3%
At book value less surrender charge of 5% or more	235	—	—	235	—
At fair value	—	—	29,101,801	29,101,801	84

Total with adjustment or at fair value	1,107,668	18,568	29,101,801	30,228,037	87
At book value without adjustment (minimal or no charge or adjustment)	2,475,633	—	—	2,475,633	7
Not subject to discretionary withdrawal provision	2,189,501	—	38,174	2,227,675	6

Total group annuities reserves	5,772,802	18,568	29,139,975	34,931,345	100%

Less reinsurance ceded	377,165	—	—	377,165

Net group annuities reserves	$5,395,637	$18,568	$29,139,975	$34,554,180

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

	December 31 2019
Deposit-type contracts (no life contingencies):	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$4,789	$—	$—	$4,789	1%
At book value less surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	—	—

Total with adjustment or at fair value	4,789	—	—	4,789	1
At book value without adjustment (minimal or no charge or adjustment)	775	—	—	775	—
Not subject to discretionary withdrawal provision	375,756	48,782	9,686	434,224	99

Total deposit-type contracts	381,320	48,782	9,686	439,788	100%

Less reinsurance ceded	8,666	—	—	8,666

Net deposit-type contracts	$372,654	$48,782	$9,686	$431,122

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Reconcililation to the Annual Statement:	Amount
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$13,457,795
Exhibit 5, Supp contracts with life contingencies section, total (net)	636,920
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	591,570

Subtotal	14,686,285
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	78,311,341
Exhibit 3, Supp contracts with life contingencies section, total	263,640
Other contract deposit funds	58,468

Subtotal	78,633,449

Combined total	$93,319,734

	December 31 2018
Individual Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$528,969	$1,279	$—	$530,248	1%
At book value less surrender charge of 5% or more	501,977	—	—	501,977	1
At fair value	97,877	—	44,202,566	44,300,443	77

Total with adjustment or at fair value	1,128,823	1,279	44,202,566	45,332,668	79
At book value without adjustment (minimal or no charge or adjustment)	8,701,240	—	—	8,701,240	15
Not subject to discretionary withdrawal provision	3,209,969	—	214,506	3,424,475	6

Total individual annuity reserves	13,040,032	1,279	44,417,072	57,458,383	100%

Less reinsurance ceded	2,819,439	—	—	2,819,439

Net individual annuity reserves	$10,220,593	$1,279	$44,417,072	$54,638,944

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
Group Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$653,206	$25,742	$—	$678,948	2%
At book value less surrender charge of 5% or more	127	—	—	127	—
At fair value	—	—	25,390,084	25,390,084	82

Total with adjustment or at fair value	653,333	25,742	25,390,084	26,069,159	84
At book value without adjustment (minimal or no charge or adjustment)	2,543,431	—	—	2,543,431	8
Not subject to discretionary withdrawal provision	2,273,676	—	31,585	2,305,261	8

Total group annuity reserves	5,470,440	25,742	25,421,669	30,917,851	100%

Less reinsurance ceded	398,265	—	—	398,265

Net group annuity reserves	$5,072,175	$25,742	$25,421,669	$30,519,586

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

	December 31 2018
Deposit-type contracts (no life contingencies):	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$4,718	$—	$—	$4,718	1%
At book value less surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	—	—

Total with adjustment or at fair value	4,718	—	—	4,718	1
At book value without adjustment (minimal or no charge or adjustment)	761	—	—	761	—
Not subject to discretionary withdrawal provision	731,816	38,792	8,286	778,894	99

Total deposit-type contracts	737,295	38,792	8,286	784,373	100%

Less reinsurance ceded	8,174	—	—	8,174

Net deposit-type contracts	$729,121	$38,792	$8,286	$776,199

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Amount
Reconcililation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$14,401,938
Exhibit 5, Supp contracts with life contingencies section, total (net)	652,194
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	967,757

Subtotal	16,021,889
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	69,652,375
Exhibit 3, Supp contracts with life contingencies section, total	213,387
Other contract deposit funds	47,078

Subtotal	69,912,840

Combined total	$85,934,729

The amount of reserves on life products, by withdrawal characteristics, is summarized as follows:

	December 31 2019
	General Account			Separate Account—Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$127,240	$174,114	$294,514	$—	$—	$—
Universal life	8,928,502	8,652,284	12,290,308	—	—	—
Universal life with secondary guarantees	3,583,462	3,496,533	8,994,292	—	—	—
Indexed universal life with secondary guarantees	138,016	98,875	127,312	—	—	—
Other permanent cash value life insurance	272,553	1,009,143	1,542,059	—	—	—
Variable universal life	42,258	41,415	924,560	4,151,215	4,149,688	5,473,280
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	7,946,544	—	—	—
Accidental death benefits	—	—	36,530	—	—	—
Disability- active lives	—	—	31,521	—	—	—
Disability- disabled lives	—	—	55,431	—	—	—
Miscellaneous reserves	—	—	2,244,758	—	—	—

Total (gross)	13,092,031	13,472,364	34,487,829	4,151,215	4,149,688	5,473,280
Reinsurance ceded	4,155,647	4,155,691	23,015,518	—	—	—

Total (net)	$8,936,384	$9,316,673	$11,472,311	$4,151,215	$4,149,688	$5,473,280

Reconcililation to the Annual Statement:	Amount
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$10,549,729
Exhibit 5, Accidental death benefits section total (net)	8,050
Exhibit 5, Disability—active lives section, total (net)	7,441
Exhibit 5, Disability—disabled lives section, total (net)	38,391
Exhibit 5, Miscellaneous reserves section, total (net)	868,700

Subtotal	11,472,311
Separate Accounts Annual Statement:
Exhibit 3, Life insurance section, total	5,473,280

Subtotal	5,473,280

Combined total	$16,945,591

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
	General Account			Separate Account—Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$119,933	$164,337	$278,907	$—	$—	$—
Universal life	8,754,568	8,450,724	12,226,647	—	—	—
Universal life with secondary guarantees	3,675,642	3,595,227	8,938,774	—	—	—
Indexed universal life with secondary guarantees	128,144	83,151	117,301	—	—	—
Other permanent cash value life insurance	262,629	1,033,222	1,574,909	—	—	—
Variable universal life	46,724	45,526	983,103	3,882,674	3,880,143	5,068,091
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	7,708,101	—	—	—
Accidental death benefits	—	—	37,849	—	—	—
Disability- active lives	—	—	32,726	—	—	—
Disability- disabled lives	—	—	57,672	—	—	—
Miscellaneous reserves	—	—	2,139,264	—	—	—

Total (gross)	12,987,640	13,372,187	34,095,253	3,882,674	3,880,143	5,068,091
Reinsurance ceded	4,106,880	4,106,881	22,536,273	—	—	—

Total (net)	$8,880,760	$9,265,306	$11,558,980	$3,882,674	$3,880,143	$5,068,091

Reconcililation to the Annual Statement:	Amount
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$10,812,154
Exhibit 5, Accidental death benefits section total (net)	7,954
Exhibit 5, Disability—active lives section, total (net)	8,226
Exhibit 5, Disability—disabled lives section, total (net)	40,261
Exhibit 5, Miscellaneous reserves section, total (net)	1,500,085

Subtotal	12,368,680
Separate Accounts Annual Statement:
Exhibit 3, Life insurance section, total	5,068,091

Subtotal	5,068,091

Combined total	$17,436,771

Separate Accounts

Certain separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or fair value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these separate accounts are carried at fair value. The life insurance policies typically provide a guaranteed minimum death benefit.

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholder.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Information regarding the separate accounts of the Company as of and for the years ended December 31, 2019, 2018 and 2017 is as follows:

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2019	$—	$—	$11,868	$8,778,459	$8,790,327

Reserves for separate accounts as of December 31, 2019 with assets at:
Fair value	$—	$49,425	$18,485	$83,386,230	$83,454,140
Amortized cost	—	652,587	—	—	652,587

Total as of December 31, 2019	$—	$702,012	$18,485	$83,386,230	$84,106,727

Reserves for separate accounts by withdrawal characteristics as of
December 31, 2019:
With fair value adjustment	$—	$19,128	$—	$—	$19,128
At fair value	—	—	—	83,073,724	83,073,724
At book value without fair value adjustment and with current surrender charge of less than 5%	—	652,587	—	—	652,587

Subtotal	—	671,715	—	83,073,724	83,745,439
Not subject to discretionary withdrawal	—	30,297	18,485	312,506	361,288

Total separate account reserve liabilities at December 31, 2019	$—	$702,012	$18,485	$83,386,230	$84,106,727

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$—	$—	$11,732	$8,859,114	$8,870,846

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$—	$51,005	$14,808	$74,268,245	$74,334,058
Amortized cost	—	646,872	—	—	646,872

Total as of December 31, 2018	$—	$697,877	$14,808	$74,268,245	$74,980,930

By withdrawal characteristics:
Reserves for separate accounts by withdrawal characteristics as of
December 31, 2018:
With fair value adjustment	$—	$27,021	$—	$—	$27,021
At fair value	—	—	—	74,013,868	74,013,868
At book value without fair value adjustment and with current surrender charge of less than 5%	—	646,872	—	—	646,872

Subtotal	—	673,893	—	74,013,868	74,687,761
Not subject to discretionary withdrawal	—	23,984	14,808	254,377	293,169

Total separate account reserve liabilities at December 31, 2018	$—	$697,877	$14,808	$74,268,245	$74,980,930

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$—	$80	$10,782	$8,536,011	$8,546,873

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$—	$57,965	$19,569	$83,794,485	$83,872,019
Amortized cost	—	633,003	—	—	633,003

Total as of December 31, 2017	$—	$690,968	$19,569	$83,794,485	$84,505,022

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
With fair value adjustment	$—	$32,619$	—	$—	$32,619
At fair value	—	—	—	83,719,277	83,719,277
At book value without fair value adjustment and with current surrender charge of less than 5%	—	633,003	—	—	633,003

Subtotal	—	665,622	—	83,719,277	84,384,899
Not subject to discretionary withdrawal	—	25,346	19,569	75,208	120,123

Total separate account reserve liabilities at December 31, 2017	$—	$690,968	$19,569	$83,794,485	$84,505,022

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2019	2018	2017
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$9,249,559	$9,208,119	$8,751,721
Transfers from separate accounts	(12,987,554)	(13,130,804)	(11,815,503)

Net transfers from separate accounts	(3,737,995)	(3,922,685)	(3,063,782)
Miscellaneous reconciling adjustments	(130,622)	(152,560)	444,099

Net transfers as reported in the summary of operations of the life, accident and health annual statement	$(3,868,617)	$(4,075,245)	$(2,619,683)

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2019 and 2018, the Company’s separate account statement included legally insulated assets of $85,698,798 and $76,754,148, respectively. The assets legally insulated from general account claims at December 31, 2019 and 2018 are attributed to the following products:

	2019	2018
Group annuities	$27,466,046	$23,941,313
Variable annuities	52,062,801	46,955,172
Fixed universal life	684,149	695,569
Variable universal life	4,124,798	3,737,005
Variable life	1,338,413	1,409,360
Modified separate accounts	9,646	4,813
Registered market value annuity product—SPL	12,945	10,916

Total separate account assets	$85,698,798	$76,754,148

At December 31, 2019 and 2018, the Company held separate account assets not legally insulated from the general account in the amount of $21,891 and $29,244, respectively, related to variable annuity products.

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. To compensate the general account for the risk taken, the separate account paid risk charges of $542,322, $538,628, $525,773, $504,689, and $456,558, to the general account in 2019, 2018, 2017, 2016, and 2015, respectively. During the years ended December 31, 2019, 2018, 2017, 2016, and 2015 the general account of the Company had paid $73,992, $68,367, $69,207, $103,800, and $250,471 respectively, toward separate account guarantees.

At December 31, 2019 and 2018, the Company reported guaranteed separate account assets at amortized cost in the amount of $653,181 and $643,109, respectively, based upon the prescribed practice granted by the State of Iowa as described in Note 2. These assets had a fair value of $719,048 and $679,964 at December 31, 2019 and 2018, respectively, which would have resulted in an unrealized gain of $65,867 and $36,855, respectively, had these assets been reported at fair value.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2019	2018	2017
Direct premiums	$14,573,402	$13,848,720	$13,209,093
Reinsurance assumed—non affiliates	1,225,065	1,268,615	1,351,628
Reinsurance assumed—affiliates	106,627	125,367	325,332
Reinsurance ceded—non affiliates	(2,436,179)	(3,044,184)	(15,104,247)
Reinsurance ceded—affiliates	(1,322,809)	(1,385,000)	(3,295,974)

Net premiums earned	$12,146,106	$10,813,518	$(3,514,168)

The Company received reinsurance recoveries in the amount of $3,943,015, $3,729,097 and $3,736,461, during 2019, 2018 and 2017, respectively. At December 31, 2019 and 2018, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $1,146,686 and $1,061,987. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2019 and 2018 of $42,515,411 and $42,224,573, respectively, of which $21,356,465 and $20,685,636 were ceded to affiliates.

During 2019, 2018 and 2017, amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $219,496 ($142,972 after tax), $514,911 ($335,855 after tax) and $90,556 ($62,716 after tax), respectively.

During 2019, 2018 and 2017, the Company obtained letters of credit of $26,675, $56,994 and $55,017, respectively, for the benefit of affiliated and nonaffiliated companies that have reinsured business to the Company where the ceding company’s state of domicile does not recognize the Company as an authorized reinsurer.

Effective January 1, 2019, the Company recaptured term insurance business of a reinsurance treaty with an affiliate, LIICA Re II, Inc. The universal life with secondary guarantees remained reinsured under the treaty. The Company received cash of $15,079, recaptured $67,590 in policyholder reserves, $371 of claim reserves, and net due, deferred and advance premiums of $2,279. The transaction resulted in a pre-tax loss of $50,603, which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to LIICA Re II in the amount of $13,826 with a corresponding charge to unassigned surplus.

In January 2018, Scottish Re Group (SRUS) announced a sale and restructuring plan and commenced Chapter 11 (reorganization) procedures for some of its subsidiaries. In December 2018, the Delaware Department of Insurance began oversight procedures of Scottish Re (U.S.), Inc. (SRUS), with whom the Company is a counterparty for some of its reinsurance activities. SRUS was ordered into receivership for the purposes of rehabilitation on March 6, 2019. The IID suspended the certificate of authority for SRUS on May 16, 2019. The IID has continued to allow reinsurance credit for contracts in force as of May 16, 2019. At December 31, 2019, the Company’s reserves ceded to Scottish Re Group were $102,181. The receiver currently has committed to the court it will provide a rehabilitation plan or a recommendation to move to liquidation in 2020.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $1,812 in funds withheld liability, recaptured $2,430 of policyholder reserves and $426 of claim reserves. The transaction resulted in a pre-tax loss of $1,044 which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $1,262 ($821 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, an affiliate, Transamerica Premier Life Insurance Company (TPLIC) recaptured group health insurance business from the Company. The Company paid consideration of $33,799 and released $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax loss of $11,686 which has been included in the Statements of Operations.

Effective July 1, 2018, the Company recaptured term insurance business from an affiliate, Stonebridge Reinsurance Company. The Company received cash of $137,447, recaptured $680,477 in policyholder reserves, $28,815 in claim reserves, net due premiums and commissions of $11,764 and $10,560 in interest maintenance reserve liability. The transaction resulted in a pre-tax loss of $570,641 which was included in the Statements of Operations. In addition, as a result of this transaction, amounts previously deferred to surplus under SSAP No. 61R, were released resulting in an increase to earnings, net of tax, of $184,144.

Effective July 1, 2018, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company paid consideration of $260,000, ceded $674,799 in policyholder reserves, $27,884 in claim reserves, $8,289 in due premium (net of commissions), and $13,229 in interest maintenance reserves liability. The transaction resulted in a pre-tax gain of $447,623 which will be identified separately on the insurer’s statutory financial statement as a surplus item. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

Effective June 29, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business to Wilton Re. As a result of the mutual concessions between the parties, Wilton Re will pay the Company $47,221. In addition, the Company released a reinsurance receivable in the amount of $3,234 related to the initial proposed final NSS that was used for closing. The net pretax impact to Capital and Surplus of these adjustments was $43,986.

Effective June 29, 2018, the Company and Wilton Re agreed to Amendment No. 1 to the Reinsurance Agreement dated June 28, 2017. This amendment converted risks that were ceded on a modified coinsurance basis to a coinsurance basis by reducing the amount of reinsurance ceded in the NSS and reducing the modco reserves ceded. At the close of the original transaction,

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

the Company offset the reserve ceded related to a modified separate account contract. Within the amendment to the Master Transaction Agreement, the Company agrees to pay Wilton Re an amount in cash equal to $95,386, which will be offset in full against an equivalent balance of other amounts due and payable to the Company, such that no cash or other assets shall be required to be transferred by the Parties.

Effective December 1, 2017, the Company entered into an agreement with TPLIC, an affiliate, to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to TPLIC. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The Company transferred cash and invested assets with a market value of $6,487,360 to TPLIC. The reserves of $4,543,045 and claim reserves of $199,940 net of due and advance premium of $5,815 previously held on a modco basis were transferred to TPLIC. As a result of the transaction $18,642 existing IMR and $1,125,506 newly created IMR ($1,731,547 pre-tax gains) was released and transferred to TPLIC. The transaction results in a pre-tax loss of $606,042 which has been included in the Statements of Operations. Realized gains on the sale of assets supporting the business resulted in gains that offset the impact of the pre-tax loss related to the transaction. The Company ceded modified coinsurance reserves of $4,536,010 as of December 31, 2016 for certain stand-alone long-term care policies under the indemnity reinsurance agreement with TPLIC.

Effective October 1, 2017, the Company recaptured credit life business from an affiliate, Southwest Equity Life Insurance Company. Subsequently, the mortgage life and disability insurance business was recaptured from the Company by TPLIC.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, Transamerica International Reinsurance (Bermuda) Ltd. The Company received cash of $346,458, recaptured $1,260,767 in policyholder reserves, $35,798 claim reserves, $3,502 commissions payable and $26,595 due premium. The transaction results in a pre-tax loss of $927,014 which has been included in the Statements of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture at the same consideration. The gain related to this reinsurance agreement was deferred to surplus. The combination of the transaction results in no impact to the surplus of the Company.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, LIICA Re I. The Company received cash of $113,953, recaptured $724,596 in policyholder reserves, $19,768 claim reserves and $11,124 in interest maintenance reserve liability. The transaction results in a pre-tax loss of $641,535 which has been included in the Statements of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Effective October 1, 2017, the Company recaptured certain term insurance business from an affiliate, Transamerica Pacific Insurance Company (TPIC). The Company received cash of $1,902 and recaptured $17,310 in policyholder reserves, $2,897 claim reserves and $325 due premium (net of commission). The transaction results in a pre-tax loss of $17,980 which has been included in the Statements of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2017, the Company novated the reinsurance agreement between TPIC and Transamerica International Re (Bermuda) Ltd. No cash or invested asset or net reserves were transferred as a result of this novation. The transaction results in no pre-tax gain or loss.

Subsequently effective October 1, 2017, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company accrued to a funds withheld payable of $314,000 ceding $737,678 in policyholder reserves, $21,886 claim reserves, $10,958 due premium (net of commissions), offset by a reinsurance recoverable of $6,000 receivable and $11,124 in interest maintenance reserves liability. The transaction results in a pre-tax gain of $451,730 which has been identified separately on the insurer’s statutory financial statement as a surplus item and recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured. The funds withheld balance was paid to SCOR Global Life Americas on December 29, 2017.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/100% modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $8,312,263, which included a negative ceding commission of $112,183, and released policy and deposit-type reserves of $7,186,330 and reinsurance deposit, policy loans and other balances related to the business of $191,144. Modified coinsurance separate account reserves of $3,695,331 were retained by the Company. As a part of the transaction, the Company realized $972,360 in net gains on the assets that were transferred of which $627,872 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $921,322, resulting in a pretax loss of $51,266, which has been included in the Statements of Operations.

Effective January 1, 2017, three affiliated reinsurance treaties with TLB were amended to include the cession of all business with secondary guarantee universal life (SGUL) issued or novated by the Company. The Company increased cessions from 80 to 100% coinsurance and increased the expense allowance by fifteen basis points of account value on all business ceded based on the end of the period account value. As consideration for the cessions, the Company received cash and invested assets of $206,742, equal to the additional U.S. statutory reserves, resulting in no gain or loss on the transaction.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2019 and 2018 and the change from the prior year are comprised of the following components:

	December 31, 2019
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,422,652	$101,290	$1,523,942
Statutory Valuation Allowance Adjustment	13,747	—	13,747

Adjusted Gross Deferred Tax Assets	1,408,905	101,290	1,510,195
Deferred Tax Assets Nonadmitted	—	—	—

Subtotal (Net Deferred Tax Assets)	1,408,905	101,290	1,510,195
Deferred Tax Liabilities	843,226	191,611	1,034,837

Net Admitted Deferred Tax Assets	$565,679	$(90,321)	$475,358

	December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,618,151	$132,884	$1,751,035
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	1,618,151	132,884	1,751,035
Deferred Tax Assets Nonadmitted	96,652	—	96,652

Subtotal (Net Deferred Tax Assets)	1,521,499	132,884	1,654,383
Deferred Tax Liabilities	816,662	210,082	1,026,744

Net Admitted Deferred Tax Assets	$704,837	$(77,198)	$627,639

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$(195,499)	$(31,594)	$(227,093)
Statutory Valuation Allowance Adjustment	13,747	—	13,747

Adjusted Gross Deferred Tax Assets	(209,246)	(31,594)	(240,840)
Deferred Tax Assets Nonadmitted	(96,652)	—	(96,652)

Subtotal (Net Deferred Tax Assets)	(112,594)	(31,594)	(144,188)
Deferred Tax Liabilities	26,564	(18,471)	8,093

Net Admitted Deferred Tax Assets	$(139,158)	$(13,123)	$(152,281)

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2019	2018	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$486,010	$601,605	$(115,595)
Investments	328,516	295,047	33,469
Deferred acquisition costs	255,732	225,485	30,247
Policyholder dividends accrual	1,914	1,232	682
Fixed assets	4,933	17,844	(12,911)
Compensation and benefits accrual	19,346	21,148	(1,802)
Receivables—nonadmitted	11,594	13,038	(1,444)
Tax credit carry-forward	259,638	349,547	(89,909)
Other (including items <5% of total ordinary tax assets)	54,969	93,205	(38,236)

Subtotal	1,422,652	1,618,151	(195,499)
Statutory valuation allowance adjustment	13,747	—	13,747
Nonadmitted	—	96,652	(96,652)

Admitted ordinary deferred tax assets	1,408,905	1,521,499	(112,594)
Capital:
Investments	101,290	132,884	(31,594)

Subtotal	101,290	132,884	(31,594)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	—	—	—

Admitted capital deferred tax assets	101,290	132,884	(31,594)

Admitted deferred tax assets	$1,510,195	$1,654,383	$(144,188)

	Year Ended December 31
	2019	2018	Change
Deferred Tax Liabilities:
Ordinary
Investments	$657,801	$602,167	$55,634
Policyholder reserves	185,248	177,087	8,161
Other (including items <5% of total ordinary tax liabilities)	177	37,408	(37,231)
Subtotal	843,226	816,662	26,564

Capital
Investments	191,611	210,082	(18,471)

Subtotal	191,611	210,082	(18,471)

Deferred tax liabilities	1,034,837	1,026,744	8,093

Net deferred tax assets/liabilities	$475,358	$627,639	$(152,281)

As a result of the 2017 Tax Cuts and Jobs Act (TCJA), the Company’s tax reserve deductible temporary difference increased by $49,757. This change results in an offsetting ($49,757) taxable temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The remaining amortizable balance is included within the Policyholder Reserves line items above.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019, the Company recorded a tax valuation allowance of $13,747 for deferred tax assets related to its foreign tax credit carryover. Due to the TCJA reduction in the U.S. Federal tax rate, Management no longer believes it is more likely than not that the Company will realize the benefit of its foreign tax credit carryover. The ultimate realization of this deferred tax asset depends on generation of sufficient future foreign source taxable income before the foreign tax credit carryover expires in 2027. Management considers the projected foreign source taxable income, credit expirations and tax planning strategies in making the assessment.

As discussed in Note 2, for the years ended December 31, 2019 and 2018 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

			December 31, 2019
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	557,252	31,779	589,031
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	557,252	31,779	589,031
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	907,922
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	851,653	69,511	921,164

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,408,905	$101,290	$1,510,195

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

		December 31, 2018
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	596,212	34,054	630,266
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	596,212	34,054	630,266
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	847,469
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	925,287	98,830	1,024,117

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,521,499	$132,884	$1,654,383

		Change
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	(38,960)	(2,275)	(41,235)
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	(38,960)	(2,275)	(41,235)
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	60,453
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	(73,634)	(29,319)	(102,953)

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$(112,594)	$(31,594)	$(144,188)

	December 31
	2019	2018	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	848%	818%	30%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 Above	$6,052,812	$5,649,795	$403,017

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The impact of tax planning strategies at December 31, 2019 and 2018 was as follows:

	December 31, 2019
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	1%	0%	1%

	December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	24%	4%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2019	2018	Change
Current Income Tax
Federal	$(77,933)	$(63,062)	$(14,871)
Foreign	—	—	—

Subtotal	(77,933)	(63,062)	(14,871)
Federal income tax on net capital gains	43,047	(4,006)	47,053

Federal and foreign income taxes incurred	$(34,886)	$(67,068)	$32,182

	Year Ended December 31
	2018	2017	Change
Current Income Tax
Federal	$(63,062)	$(1,035,137)	$972,075
Foreign	—	31	(31)

Subtotal	(63,062)	(1,035,106)	972,044
Federal income tax on net capital gains	(4,006)	197,937	(201,943)

Federal and foreign income taxes incurred	$(67,068)	$(837,169)	$770,101

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2019	2018	2017
Current income taxes incurred	$(34,886)	$(67,068)	$(837,169)
Change in deferred income taxes (without tax on unrealized gains and losses)	164,812	(164,466)	956,486

Total income tax reported	$129,926	$(231,534)	$119,317

Income before taxes	$3,306,846	$(1,613,658)	$1,674,439
	21.00%	21.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$694,438	$(338,868)	$586,054
Increase (decrease) in actual tax reported resulting from:
Pre-tax income of disregarded subsidiaries	$22,600	$13,405	$343,013
Dividends received deduction	(58,418)	(51,477)	(233,578)
Tax-exempt income	(9,681)	(2,455)	(3,063)
Nondeductible expenses	5,058	5,176	64,514
Pre-tax items reported net of tax	(39,457)	(9,892)	(712,769)
Tax credits	(29,037)	(52,239)	(54,076)
Prior period tax return adjustment	10,746	10,586	(5,969)
Change in statutory valuation allowance	13,747	(2,432)	(11,576)
Change in tax rates	—	—	18,760
Change in uncertain tax positions	(241)	3,104	3,668
Deferred tax change on other items in surplus	(480,743)	207,024	140,162
Other	914	(13,466)	(15,823)

Total income tax reported	$129,926	$(231,534)	$119,317

On December 22, 2017, the TCJA reduced the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $18,760, excluding $42,500 of net deferred tax asset reduction on unrealized gains (losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see the listing of companies in Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2019.

The amounts, origination dates and expiration dates of operating loss and tax credit carryforwards available for tax purposes:

Description	Amounts	Origination Dates	Expiration Dates
Foreign Tax Credit	$13,747	12/31/2017	12/31/2027

Foreign Tax Credit Total	$13,747

General Business Credit	$29,094	12/31/2009	12/31/2029
General Business Credit	51,443	12/31/2010	12/31/2030
General Business Credit	46,730	12/31/2011	12/31/2031
General Business Credit	30,962	12/31/2012	12/31/2032
General Business Credit	24,765	12/31/2013	12/31/2033
General Business Credit	20,930	12/31/2014	12/31/2034
General Business Credit	18,131	12/31/2015	12/31/2035
General Business Credit	2,935	12/31/2016	12/31/2036
General Business Credit	5,189	12/31/2017	12/31/2037
General Business Credit	5,280	12/31/2018	12/31/2038
General Business Credit	10,431	12/31/2019	12/31/2039

General Business Credit Total	$245,890

Gross AMT Credit Recognized as:

(1) Gross AMT credit recognized as:
a. Current year recoverable	$14,515
b. Deferred tax asset (DTA)	—
(2) Beginning balance of AMT credit carryforward	14,515
(3) Amounts recovered	14,515
(4) Adjustments	—

(5) Ending balance of AMT credit carryforward (5=2-3-4)	—
(6) Reduction for sequestration	—
(7) Nonadmitted by reporting entity	—

(8) Reporting entity ending balance (8=5-6-7)	$—

The Company elected to account for its alternative minimum tax credit carryforward as a deferred tax asset.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The total amount of the unrecognized tax benefits that if recognized, would affect the effective income tax rate:

Unrecognized Tax Benefits
Balance at January 1, 2018	$15,486
Tax positions taken during prior period	3,105

Balance at December 31, 2018	$18,591
Tax positions taken during prior period	(241)

Balance at December 31, 2019	$18,350

The Company classifies interest and penalties related to income taxes as income tax expense. The amount of interest and penalties accrued on the balance sheets as income taxes includes the following:

			Total payable
	Interest	Penalties	(receivable)
Balance at January 1, 2017	$11,926	$—	$11,926
Interest expense (benefit)	(5,815)	—	(5,815)
Cash received (paid)	(9,212)	—	(9,212)

Balance at December 31, 2017	$(3,101)	$—	$(3,101)
Interest expense (benefit)	2,727	—	2,727
Cash received (paid)	1,810	—	1,810

Balance at December 31, 2018	$1,436	$—	$1,436
Interest expense (benefit)	5,709	—	5,709

Balance at December 31, 2019	$7,145	$—	$7,145

The Company has no federal income tax returns currently under examination. The Internal Revenue Service completed its examination for years 2009 through 2013 resulting in tax return adjustments for which an appeals conference was requested. Federal income tax returns filed in 2014 through 2018 remain open, subject to potential future examination. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company had authorized 1,000,000 common stock shares at $10 per share par value of which 676,190 shares were issued and outstanding at December 31, 2019 and 2018.

The Company has 42,500 Series A preferred shares authorized, 0 shares issued and outstanding. On December 26, 2006, the Company repurchased its Series A preferred shares for $58,000. The Company previously reported 42,500 shares of Series A preferred stock outstanding at $10 par, carried as treasury stock. It has been determined that these shares were cancelled by operation of law as they were not stipulated by the Board of Directors to be treasury shares at the time they were repurchased. The cancellation and removal of the preferred stock had no impact to Capital and Surplus of the Company. The Company also has 250,000 Series B preferred non-voting shares authorized at $10 per share par value, of which 0 shares were issued and outstanding at December 31, 2019. The Company paid its parent company to redeem the Series B non-voting preferred stock at par value on the following dates: December 13, 2018: 55,930 shares for $559; December 27, 2017: 29,787 shares for $297 and December 22, 2016: 31,437 shares for $314.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2020, without the prior approval of insurance regulatory authorities, is $3,053,498.

On December 20, 2019, the Company paid extraordinary common stock dividends of $725,000 to its parent company.

On June 21, 2019, the Company paid an extraordinary dividend of $400,000 split between a return of capital of $250,000 to its parent company and paid off the remaining balance of a surplus note of $150,000 to Transamerica Corporation (TA Corp).

On December 31, 2018, the Company provided a non-cash distribution of the Pension Plan for U.S. Agents of TLIC asset valued at $60,347 to its parent company in order to facilitate the approved plan merger of the Pension Plan for U.S. Agents of TLIC maintained by the Company into the Transamerica Employee Pension Plan maintained by TA Corp.

The Company paid an extraordinary preferred stock dividend and an extraordinary common stock dividend of $16,732 and $47,488, respectively, to its parent company on December 13, 2018.

The Company provided cash returns of capital to its parent company in the amount of $558,740 on December 13, 2018.

The Company paid an ordinary preferred stock dividend and an ordinary common stock dividend of $16,920 and $283,080, respectively, to its parent company on June 29, 2018.

Prior to the merger, TALIC paid an ordinary dividend of $200,000 to its parent company, TA Corp, on April 20, 2018.

On December 31, 2019, the Company received ordinary common stock dividends of $100,000 from TLIC Oakbrook Reinsurance, Inc. (TORI).

On December 20, 2019, the Company received $99,982 from Transamerica Financial Life Insurance Company (TFLIC) as consideration for repurchase of 821 of the Company’s common stock shares in TFLIC at $125 par value. These shares were subsequently cancelled by operation of law.

On December 17, 2019, the Company received a $28,220 common stock dividend from Transamerica Life (Bermuda) Ltd. (TLB).

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

On June 21, 2019, the Company received an ordinary common stock dividend of $9,075 from its affiliate, TFLIC.

On March 29, 2019, the Company received ordinary common stock dividend of $60,000 from LIICA Re II, Inc.

The Company received ordinary common stock dividends from TFLIC in the amount of $12,105 on June 29, 2018. On December 13, 2018, the Company received preferred stock dividends of $430 from TFLIC.

On December 18, 2018, the Company received common stock dividends of $23,520 from its subsidiary TLB.

On December 13, 2018, the Company received $7,162 from TFLIC as a redemption of preferred stock.

On August 6, 2018, the Company received a common stock dividend in the amount of $140,000 from Stonebridge Reinsurance Company (SRC) prior to its merger with LIICA Re II, Inc.

On December 31, 2018, the Company made a non-cash capital contribution in the amount of $1,971 to REAP 3A.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on various risk factors. At December 31, 2019, the Company meets the minimum RBC requirements.

The Company’s surplus notes are held by TA Corp. These notes are due 20 years from the date of issuance at an interest rate of 6%, and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the IID prior to paying quarterly interest payments.

On June 21, 2019, the Company repaid in full its $150,000 surplus note with TA Corp. The Company received approval from the IID prior to its repayment of the surplus note as well as prior to making quarterly interest payments.

Additional information related to the outstanding surplus notes at December 31, 2019 and 2018 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2019	$—	$4,275	$148,275	$—
2018	$150,000	$9,000	$144,000	$2,250

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

11. Securities Lending

The Company participates in an agent-managed securities lending program in which the Company primarily loans out US Treasuries and other bonds. The Company receives collateral equal to 102% of the fair value of the loaned government or other domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2019 and 2018, respectively, securities with a fair value of $1,121,274 and $1,791,674 were on loan under securities lending agreements. At December 31, 2019 and 2018, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $1,246,827 and $1,835,122 at December 31, 2019 and 2018, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2019	2018
Open	$1,246,827	$1,842,557

Total	1,246,827	1,842,557
Securities received	—	—

Total collateral received	$1,246,827	$1,842,557

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2019		2018
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$43,483	$43,483	$245,460	$245,460
30 days or less	342,947	342,947	478,305	478,305
31 to 60 days	509,716	509,716	335,517	335,517
61 to 90 days	124,351	124,351	190,847	190,847
91 to 120 days	121,552	121,552	329,816	329,816
121 to 180 days	104,778	104,778	251,440	251,440
1 to 2 years	—	—	417	417
2 to 3 years	—	—	935	935
Greater than 3 years	—	—	2,385	2,385

Total	1,246,827	1,246,827	1,835,122	1,835,122
Securities received	—	—	—	—

Total collateral reinvested	$1,246,827	$1,246,827	$1,835,122	$1,835,122

Collateral for securities lending transactions that extend beyond one year from the report date is as follows:

Description of collateral	2019	2018
ABS Autos	$—	$1,352
ABS Credit Cards	—	2,385

Total collateral extending beyond one year of the reporting date	$—	$3,737

For securities lending, the Company’s source of cash used to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $1,248,011 (fair value of $1,246,827) that are currently tradable securities that could be sold and used to pay for the $1,246,827 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by TA Corp which is qualified under Section 401(k) of the Internal Revenue Code (IRC). Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense of $11,926, $12,769 and $13,133 was allocated to the Company for the years ended December 31, 2019, 2018 and 2017 respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of ERISA.

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the IRC.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the qualified defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP No. 102, Pensions. Pension expenses were $23,904, $23,481 and $30,676 for the years ended December 31, 2019, 2018 and 2017, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP No. 92, Postretirement Benefits Other Than Pensions. The Company’s allocation of postretirement expenses was $5,037, $5,027 and $7,332 for the years ended December 31, 2019, 2018 and 2017, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2019, 2018 and 2017 was insignificant.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also party to a service agreement with TFLIC, in which the Company provides services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, LLC whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The amount received by the Company as a result of being a party to these agreements was $920,368, $894,440 and $1,117,864 during 2019, 2018 and 2017, respectively. The amount paid as a result of being a party to these agreements was $559,946, $596,861 and $826,172 during 2019, 2018 and 2017, respectively. Fees charged between affiliates approximate their cost. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Transamerica Series Trust. The Company received $130,182, $138,490 and $150,063 for these services during 2019, 2018 and 2017, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $50,537, $40,865 and $37,060 for the years ended December 31, 2019, 2018 and 2017, respectively.

Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2019, 2018 and 2017, the Company received (paid) net interest of ($1,760), ($476) and ($869) from (to) affiliates, respectively. At December 31, 2019 and 2018, respectively, the Company reported net payables from affiliates of $29,972 and $44,462. Terms of settlement require that these amounts are settled within 60 days.

At December 31, 2019, the Company had short-term intercompany notes receivable of $240,300 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$77,700	September 4, 2020	2.04%
TA Corp	1,400	September 5, 2020	2.04%
TA Corp	43,700	September 19, 2020	2.04%
TA Corp	49,000	October 21, 2020	1.92%
TA Corp	43,500	December 26, 2020	1.61%
TA Corp	25,000	December 29, 2020	1.61%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018, the Company had short-term intercompany notes receivable of $261,000.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$220,500	December 13, 2019	2.31%
TA Corp	40,500	December 21, 2019	2.31%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TPLIC. At December 31, 2019 and 2018, the cash surrender value of these policies was $182,753 and $179,004, respectively, and is included in Other assets on the balance sheets. In addition, the Company also issued life insurance policies to an affiliate, TPLIC, covering the lives of certain employees of that affiliate. Aggregate reserves for policies and contracts related to these policies are $170,124 and $167,126 at December 31, 2019 and 2018, respectively, and is included in Aggregate reserves for policies and contracts on the Balance Sheets.

The Company utilizes the look-through approach in valuing its investment in the following entities.

Real Estate Alternatives Portfolio 2, LLC	$22,345
Real Estate Alternatives Portfolio 3, LLC	$18,419
Real Estate Alternatives Portfolio 4 HR, LLC	$95,091
Real Estate Alternatives Portfolio 4 MR, LLC	$6,085
Aegon Multi-Family Equity Fund, LLC	$55,911
Aegon Workforce Housing Fund 2, L.P.	$154,601
Aegon Workforce Housing Fund 3, L.P.	$12,477
Natural Resources Alternatives Portfolio I, LLC	$170,193
Natural Resources Alternatives Portfolio II, LLC	$1
Natural Resources Alternatives Portfolio 3, LLC	$125,161
Zero Beta Fund, LLC	$257,897

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97 entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies, entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

Effective December 31, 2017, the Company received a liquidating distribution from Investors Warranty of America, LLC (IWA), a wholly owned limited liability company reported using the equity method outlined in SSAP No. 48, fully redeeming the Company’s membership interest therein. The Company received $176,999 cash, $57,050 directly held real estate, $17,602 real estate LLC membership, $4,328 intercompany receivable, and $2,684 tax refund receivable in redemption of the Company’s equity method basis in IWA. The transaction resulted in a pre-tax realized loss of $39,953 reported on the Statements of Operations which is offset by a pre-tax $40,097 unrealized loss reduction that is reported on the Statement of Changes in Capital and Surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2019 and 2018:

December 31, 2019
SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$12,963	$12,963	$—
GARNET ASSURANCE CORP	100	—	—	—
LIFE INVESTORS ALLIANCE LLC	100	—	—	—
ASIA INVESTMENT HOLDING LTD	100	—	—	—
AEGON FINANCIAL SERVICES GROUP	100	—	—	—
GARNET ASSURANCE CORP III	100	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$12,963	$12,963	$—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,261,461	$1,261,461	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$1,261,461	$1,261,461	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,274,424	$1,274,424	$—

Aggregate Total	XXX	$1,274,424	$1,274,424	$—

December 31, 2018
SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$22,419	$22,419	$—
GARNET ASSURANCE CORP	100	—	—	—
LIFE INVESTORS ALLIANCE LLC	100	—	—	—
AEGON FINANCIAL SERVICES GROUP	100	—	—	—
GARNET ASSURANCE CORP III	100	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$22,419	$22,419	$—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,000,646	$1,000,646	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$1,000,646	$1,000,646	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,023,065	$1,023,065	$—

Aggregate Total	XXX	$1,023,065	$1,023,065	$—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities):

December 31, 2019
SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$—

Total SSAP No. 97 8a Entities	—	—	$—	—	—	—

SSAP No. 97 8b(ii) Entities
None			$—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	10/31/2019	$20,940	Y	N	I
GARNET ASSURANCE CORP	NA	—	—	—	—	I
LIFE INVESTORS ALLIANCE LLC	NA	—	—	—	—	I
ASIA INVESTMENT HOLDING LTD	NA	—	—	—	—	I
AEGON FINANCIAL SERVICES GROUP	NA	—	—	—	—	I
GARNET ASSURANCE CORP III	NA	—	—	—	—	I

Total SSAP No. 97 8b(iii) Entities	—	—	$20,940	—	—	—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	1/21/2020	$608,633	Y	N	I

Total SSAP No. 97 8b(iv) Entities	—	—	$608,633	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$629,573	—	—	—

Aggregate Total	—	—	$629,573	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018
SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$—

Total SSAP No. 97 8a Entities	—	—	$—	—	—	—

SSAP No. 97 8b(ii) Entities
None			$—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$16,471	Y	N	I
GARNET ASSURANCE CORP	NA	—	—	Y	N	I
LIFE INVESTORS ALLIANCE LLC	NA	—	—	Y	N	I
AEGON FINANCIAL SERVICES GROUP	NA	—	—	Y	N	I
GARNET ASSURANCE CORP III	NA	—	—	N	N	I

Total SSAP No. 97 8b(iii) Entities	—	—	$16,471	—	—	—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	10/8/2018	$815,587	N	N	I

Total SSAP No. 97 8b(iv) Entities	—	—	$815,587	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$832,058	—	—	—

Aggregate Total	—	—	$832,058	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

The Company reports an investment in the following insurance SCAs for which the reported statutory equity reflects a departure from NAIC SAP. Each of the insurance SCAs listed in the table below reflects an admitted asset, equal to the value of the letter of credit provided by an unaffiliated company, whereas this would not be an admitted asset recognized by SSAP No. 4, Assets and Non Admitted Assets.

LIICA Re II, Inc.	Excess of loss reinsurance asset
Pine Falls Re (PFRe)	Letter of credit
MLIC Re I, Inc. (MLIC Re)	Letter of credit

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has two Limited Purpose Subsidiaries (LPS) with prescribed practices whereby under Iowa Administrative Code 191-99.11(3), the LPS are entitled to admit the following assets that would not be admissible under the NAIC SAP:

TLIC Oakbrook Reinsurance, Inc. (TORI)	Credit linked note
TLIC Watertree Reinsurance, Inc. (TWRI)	Excess of loss reinsurance asset

The monetary effect on net income and surplus as a result of using an accounting practice that differed from NAIC SAP, the amount of the investment in the insurance SCA per reported statutory equity, and amount of the investment if the insurance SCA has completed statutory financial statements in accordance with the NAIC SAP. The SCAs are valued in the Company’s financial statements at zero in accordance with SSAP No. 97.

	Monetary Effect on NAIC SAP		Amount of Investment
SCA Entity (Investments in Insurance SCA Entities)	Net Income Increase (Decrease)	Surplus Increase (Decrease)	Per Reported Statutory Equity	If the Insurance SCA Had Completed Statutory Financial Statements*
LIICA Re II**	$—	$(2,298,765)	$—	$—
Pine Falls Re**	—	(1,100,000)	—	—
MLIC Re**	—	(770,000)	—	—
TLIC Oakbrook Reinsurance, Inc.	—	(3,383,614)	1,238,107	—
TLIC Watertree Reinsurance, Inc.	—	(858,258)	544,597	—

*	Per AP&P Manual (without permitted or prescribed practices)
**	The SCA is valued at zero in the Company’s financial statements

Had the above SCA entities not been permitted to recognize the letters of credit, excess of loss reinsurance assets, or the credit linked note as admitted assets in the financial statements, the risk-based capital would have been below the mandatory control level which would have triggered a regulatory event.

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

Information regarding the Company’s affiliated guarantees is available in Note 14. Commitments and Contingencies.

14. Commitments and Contingencies

At December 31, 2019 and 2018, the Company has mortgage loan commitments of $177,098 and $238,370, respectively.

The Company has contingent commitments of $732,478 and $718,870 as of December 31, 2019 and 2018, respectively, to provide additional funding for various joint ventures, partnerships, and limited liability companies, which includes LIHTC commitments of $26,728 and $55,107, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company leases office buildings and equipment under various non-cancelable operating lease agreements. Rental expense for the years 2019 and 2018 was $12,478 and $11,086, respectively.

Private placement commitments outstanding as of December 31, 2019 and 2018 were $81,493 and $78,516, respectively.

The Company sold $101,473 and $1,658 of “to-be-announced” (TBA) securities as of December 31, 2019 and 2018, respectively. Due to different counterparties, the receivable related to these TBAs was not reclassed.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. The amount of cash collateral pledged by the Company as of December 31, 2019 and 2018, respectively, was $80,993 and $6,782.

At December 31, 2019 and 2018, securities in the amount of $46,975 and $254,930, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheets as the Company does not have the ability to sell or repledge the collateral.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-18 years. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as a decrease in net investment income. No payments are required as of December 31, 2019. The current assessment of risk of making payments under these guarantees is remote.

The Company has guaranteed to the Monetary Authority of Singapore (MAS) that it will provide adequate funds to make up for any liquidity shortfall in its wholly-owned foreign life insurance subsidiary, Transamerica Life Bermuda LTD (TLB) (Singapore Branch), and continue to meet, pay and settle all present and future obligations of TLB. As of December 31, 2019, there is no payment or performance risk because TLB has adequate liquidity as of this date.

The Company has guaranteed to the Hong Kong Insurance Authority that it will provide the financial support to TLB for maintaining TLB’s solvency at all times so as to enable TLB to promptly meet its obligations and liabilities. If at any time the value of TLB’s assets do not exceed its liabilities by the prevailing acceptable level of solvency, the Company will increase the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

paid up share capital of TLB or provide financial assistance to TLB to maintain the acceptable level of solvency. An acceptable level of solvency is net assets at one hundred and fifty percent of the required margin of solvency as stipulated under the Insurance Companies (Margin of Solvency) Regulation. As of December 31, 2019, there is no payment or performance risk because TLB is able to meet its obligations and has assets in excess of its liabilities by the prevailing level of solvency as of this date.

The Company has guaranteed that TLB will (1) maintain tangible net worth of at least equal to the greater of 165% of Standard & Poor’s Risk-Based Capital and the minimum required by regulatory authorities in all jurisdictions in which TLB operates, (2) have, at all times, sufficient cash to pay all contractual obligations in a timely manner and (3) have a maximum operating leverage ratio of 20 times. TLIC can terminate this agreement upon thirty days written notice, but not until TLB attains a rating from Standard & Poor’s the same as without the support from this agreement, or the entire book of TLB business is transferred provided that it is transferred to an entity with a rating from S&P that is the same as or better than TLIC’s then current rating or AA, whichever is lower. As of December 31, 2019, there is no payment or performance risk because TLB has adequate tangible net worth, sufficient cash to meet its obligations and an operating leverage ratio not in excess of 20 times as of this date.

The Company is not able to estimate the financial statement impact or the maximum potential amount of future payments it could be required to make under these three guarantees as they are considered to be unlimited under the provisions of SSAP No. 5R.

The Company has provided a guarantee to TLB’s (Singapore Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2019 and 2018, TLB holds related statutory-basis policy and claim reserves of $2,334,649 and $2,212,527, respectively, which would be the maximum potential amount of future payments the Company could be required to make under this guarantee. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2019, there is no payment or performance risk because TLB is not insolvent as of this date.

The Company has provided a guarantee to TLB’s (Hong Kong Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2019 and 2018, TLB policies covered by this guarantee would have resulted in US statutory policy and claim reserves of $3,585,273 and $3,458,012, respectively, which would represent a fair measure of the maximum potential amount of future payments the Company under this guarantee based on the US statutory reserve requirements. TLB is a subsidiary of the Company and TLB has invested assets supporting these policies which mitigates this risk. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2019, there is no payment or performance risk because TLB is not insolvent as of this date.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company did not recognize a liability for any of the TLB guarantees due to the adoption of SSAP No. 5R, as a liability is not required for guarantees to or on behalf of a wholly-owned subsidiary. Management monitors TLB’s financial condition, and there are no indications that TLB will become insolvent. As such, management feels the risk of payment under these guarantees on behalf of TLB is remote.

The Company is a party to a fee agreement with TLB whereby the Company continues to provide the guarantees with respect to TLB described in the paragraphs above. The Company received $577 and $587 under this agreement in 2019 and 2018, respectively.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The direct statutory reserve established at December 31, 2019 and 2018 for the total payout block is $3,154,349 and $3,235,571, respectively. As this reserve is already recorded on the balance sheets of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

During 2019, the Company entered into an agreement with Aegon USA Realty Advisors, LLC to commit to purchase certain tax credit investments up to a maximum of $100,000. Under the terms of the agreement, the Company provides certain commitments to purchase tax credit investments that are part of tax credit funds in the event certain conditions are met. The Company did not acquire any tax credit investments during 2019 under this agreement. As of December 31, 2019, the commit to purchase amount is $47,890.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2019 and 2018:

	December 31
	2019	2018
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$5,919,933	$5,670,570

Current liability recognized in financial statements:
Noncontingent liabilities	—	—

Contingent liabilities	—	—

Ultimate financial statement impact if action required:
Incurred claims	5,919,922	5,670,539
Other	11	31

Total impact if action required	$5,919,933	$5,670,570

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds for asset and liability management and spread lending purposes. The Company has determined the actual/estimated long-term maximum borrowing capacity as $3,472,120. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

At December 31, 2019 and 2018, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2019	2018
Membership Stock:
Class A	$—	$—
Class B	10,000	10,000
Activity Stock	32,800	123,400
Excess Stock	—	—

Total	$42,800	$133,400

At December 31, 2019 and 2018, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2019
Membership Stock
Class A	$—	$—	$—	$—
Class B	—	—	—	10,000

Total	$—	$—	$—	$10,000

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2018
Membership Stock
Class A	$—	$—	$—	$—
Class B	—	—	—	10,000

Total	$—	$—	$—	$10,000

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, the amount of collateral pledged and the maximum amount pledged to the FHLB was as follows:

	Fair Value	Carry Value
December 31, 2019
Total Collateral Pledged	$1,334,507	$1,259,059
Maximum Collateral Pledged	4,031,902	4,029,873

	Fair Value	Carry Value
December 31, 2018
Total Collateral Pledged	$4,379,240	$4,405,503
Maximum Collateral Pledged	5,176,835	5,131,250

At December 31, 2019 and 2018, the borrowings from the FHLB were as follows:

	December 31, 2019		December 31, 2018
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established
Debt[1]	$820,000	$—	$2,820,000	$—
Funding agreements[2]	—	—	265,000	266,742

Total	$820,000	$—	$3,085,000	$266,742

1 The maximum amount of borrowing during 2019 was $2,695,000

2 The maximum amount of borrowing during 2019 was $0

As of December 31, 2019, the weighted average interest rate on FHLB advances was 2.183% with a weighted average term of 2.3 years. As of December 31, 2018, the weighted average interest rate on FHLB advances was 2.602% with a weighted average term of 4.3 years.

At December 31, 2019, the borrowings from the FHLB were not subject to prepayment penalties.

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $1,953,828 and $1,905,244 as of December 31, 2019 and 2018, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans, where the plan sponsor retains ownership and control of the related plan assets and the Company provides book value benefit responsiveness to qualified participant withdrawals, in the event withdrawals requested exceeds plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit withdrawal needs and earns a market interest rate on these advances. A periodically adjusted contract-crediting rate is a means by which investment and benefit responsiveness experience is passed through to participants. In return for the book value benefit responsiveness guarantee, the Company receives a premium that varies based on such elements as benefit responsiveness exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines ensuring the appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements to have a material impact on the reported financial results. In compliance with statutory guidelines, no reserves were recorded at December 31, 2019.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company is party to legal proceedings involving a variety of issues incidental to its business, including class action lawsuits. Lawsuits may be brought in any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given their complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes includes substantial demands for compensatory and punitive damages, and injunctive relief, damages arising from such demands are typically not to be material to the Company’s financial position.

The Company has been named in class actions and individual lawsuits relating to increases in monthly deduction rates (MDR) on universal life products. The Company continues to defend against various lawsuits initiated by opt outs of one federal class action filed in the Central District of California that was settled in 2018 and approved in 2019. While the settlement has been administered for participating class members, the Company continues to hold a provision for opt out policyholder litigation. The Company also continues to defend other class actions and individual actions relating to MDR increases on different blocks of universal life insurance policies.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheets. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $7,066 and $7,893 and an offsetting premium tax benefit $5,402 and $6,198 at December 31, 2019 and 2018, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $2,296, $400 and $216, for the years ended December 31, 2019, 2018 and 2017, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company is party to municipal repurchase agreements which were established via bilateral trades and accounted for as secured borrowings. For municipal repurchase agreements, the Company rigorously manages asset/liability risks via an integrated risk management framework. The Company’s liquidity position is monitored constantly, and factors heavily in the management of the asset portfolio. Projections comparing liquidity needs to available resources in both adverse and routine scenarios are refreshed monthly. The results of these projections on time horizons ranging from 16 months to 24 months are the basis for the near-term liquidity planning. This liquidity model excludes new business (non applicable for the spread business), renewals and other sources of cash and assumes all liabilities are paid off on the earliest dates required. Interest rate risk is carefully managed, in part through rigorously defined and monitored derivatives programs.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables provide information on the securities sold under the municipal repurchase agreements for four quarters of 2019 and 2018:

December 31, 2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
BACV	XXX	XXX	XXX	$113,025
Fair Value	$218,538	$207,007	$231,989	$125,603
Ending Balance
BACV	XXX	XXX	XXX	$113,025
Fair Value	$170,891	$207,007	$231,989	$125,603

December 31, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
BACV	XXX	XXX	XXX	$215,269
Fair Value	$171,138	$190,768	$225,811	$225,409
Ending Balance
BACV	XXX	XXX	XXX	$205,405
Fair Value	$171,138	$188,120	$225,811	$217,575

	2019			2018
	NAIC 1	NAIC 2	Total	NAIC 1	NAIC 2	Total
Bonds—BACV	$111,825	$1,200	$113,025	$193,398	$12,007	$205,405
Bonds—FV	124,403	1,200	125,603	205,526	12,049	217,575

These securities have maturity dates that range from 2020 to 2097.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table provides information on the cash collateral received and liability to return collateral under the municipal repurchase agreements for four quarters of 2019 and 2018:

December 31, 2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
Cash	$125,952	$157,496	$174,120	$99,794
Ending Balance (1)
Cash	$125,952	$154,345	$78,286	$97,858

(1)	The remaining collateral held was greater than 90 days from contractual maturity.

December 31, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
Cash	$122,018	$152,634	$167,228	$98,835
Ending Balance
Cash	$121,892	$148,082	$78,013	$95,515

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2019 and 2018, the Company had dollar repurchase agreements outstanding in the amount of $450,208 and $215,483, respectively, which is included in borrowed money on the balance sheets. Those amounts include accrued interest of $1,379 and $1,125, at December 31, 2019 and 2018, respectively. At December 31, 2019, securities with a book value of $550,333 and a fair value of $551,504 were subject to dollar repurchase agreements. These securities have maturity dates that range from October 1, 2034 to October 1, 2049. At December 31, 2018, securities with a book value of $371,260 and a fair value of $368,256 were subject to dollar repurchase agreements. The Company does not have the legal right to recall or substitute the underlying assets prior to the transaction’s scheduled termination. Upon scheduled termination, the counterparty is obligated to return substantially similar assets.

The contractual maturities of the dollar repurchase agreement positions are as follows:

	Fair Value
	2019	2018
Open	$448,829	$214,357

Total	448,829	214,357
Securities received	—	—

Total collateral received	$448,829	$214,357

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2019 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gains (Losses)
Common stocks	6	$26	$12	$17

16. Reconciliation to Statutory Statement

The following is a reconciliation of amounts previously reported to the Iowa Department of Financial Regulation in the 2019 Annual Statement, to those reported in the accompanying statutory-basis financial statements:

	December 31
	2019	2018
Balance Sheets
Total assets as reported in the Company’s Annual Statement	$130,191,350	$124,175,952
Increase in other assets	23,416	—
Increase in net deferred income tax asset	8,660	—

Total assets as reported in the accompanying audited statutory basis balance sheet	$130,223,426	$124,175,952

Total liabilities as reported in the Company’s Annual Statement	$123,630,600	$117,898,517
Increase in other liabilities	23,416	—
Increase in aggregate reserves for policies and contracts	41,240	—

Total liabilities as reported in the accompanying audited statutory basis balance sheet	$123,695,256	$117,898,517

Total capital and surplus as reported in the Company’s Annual Statement	$6,560,750	$6,277,435
Decrease in premiums	—	(14,950)
Increase in change in aggregate reserves	(41,240)	—
Increase in change in net deferred income tax asset	8,660	—
Increase in other changes—net	—	14,950

Total capital and surplus as reported in the accompanying audited statutory basis balance sheet	$6,528,170	$6,277,435

Statements of Operations
Statutory net income as reported in the Company’s Annual Statement	$3,335,262	$(1,408,868)
Decrease in premiums and other considerations	(653,203)	(635,470)
Decrease in fee revenue and other income	—	(5,700)
Decrease in surrender benefits	653,203	618,170
Increase in change in aggregate reserves	(41,240)	—
Increase in federal income tax (benefit) expense	—	(8,050)

Total net income as reported in the accompanying audited statutory basis statement of operations	$3,294,022	$(1,423,818)

The reconciling differences to the Annual Statement is driven by Management’s decision to revise prior year amounts. Please refer to Revision to Prior Years in Note 3 for further details.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Other adjustments relate to actuarial modeling errors and reclassification errors. The Company considered the impacts of each of these errors to be not material both individually and in the aggregate and concluded that none were significant for individual categorization herein.

17. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheets date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheets date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2019 through April 27, 2020.

Events that are indicative of conditions that arose after the balance sheets date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified Type II subsequent events for the year ended December 31, 2019.

Since January 2020, the Coronavirus disease (COVID-19) outbreak is causing disruption to business, markets, and industry. The Company is continuously monitoring the market, and the economic factors that impact the Company, to proactively manage the associated risks. At this point, management believes that the most significant risks the Company faces are related to financial markets (particularly credit, equity, and interest rates risks), and underwriting risks (particularly related to mortality, morbidity and policyholder behavior). As of the audit report release date, the Company continues to monitor and evaluate the impacts of the COVID-19 crisis on the Company’s 2020 results through the use of sensitivities and stress testing. While it is too early to provide long-term impacts, if any, management has determined the Company remains strongly capitalized with RBC remaining within target limits set by the capital management policy.

The Company is defending a class action lawsuit and individual lawsuits relating to increases in MDR on universal life products. A settlement announced in the class action lawsuit in early April 2020 will result in the establishment of an estimated $94,000 reserve, which will be reflected in the Company’s first quarter of 2020 results. If the settlement is ultimately approved by the court, the Company expects to fund the settlement in third or fourth quarter of 2020.

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
Transamerica Corporation	42-1484983
Aegon Asset Management Services Inc	39-1884868
Aegon Direct Marketing Services Inc	42-1470697
Aegon Financial Services Group Inc	41-1479568
Aegon Institutional Markets Inc	61-1085329
Aegon Management Company	35-1113520
Aegon USA Real Estate Services Inc	61-1098396
Aegon USA Realty Advisors of CA	20-5023693
AFSG Securities Corporation	23-2421076
AUSA Properties Inc	27-1275705
Commonwealth General Corporation	51-0108922
Creditor Resources Inc	42-1079584
CRI Solutions Inc	52-1363611
Financial Planning Services Inc	23-2130174
Garnet Assurance Corporation	11-3674132
Garnet Assurance Corporation II	14-1893533
Garnet Assurance Corporation III	01-0947856
Intersecurities Ins Agency	42-1517005
LIICA RE II	20-5927773
Massachusetts Fidelity Trust	42-0947998
MLIC RE I Inc	01-0930908
Money Services Inc	42-1079580
Monumental General Administrators Inc	52-1243288
Pearl Holdings Inc I	20-1063558
Pearl Holdings Inc II	20-1063571
Pine Falls Re Inc	26-1552330
Real Estate Alternatives Portfolio 3A Inc	20-1627078
River Ridge Insurance Company	20-0877184
Short Hills Management	42-1338496
Stonebridge Benefit Services Inc	75-2548428
Stonebridge Reinsurance Company	61-1497252
TCF Asset Management Corp	84-0642550

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
TCFC Air Holdings Inc	32-0092333
TCFC Asset Holdings Inc	32-0092334
TLIC Oakbrook Reinsurance Inc.	47-1026613
TLIC Riverwood Reinsurance Inc	45-3193055
TLIC Watertree Reinsurance, Inc.	81-3715574
Tranasmerica Advisors Life Insurance Company	91-1325756
Transamerica Accounts Holding Corp	36-4162154
Transamerica Affinity Services Inc	42-1523438
Transamerica Affordable Housing Inc	94-3252196
Transamerica Agency Network Inc	61-1513662
Transamerica Asset Management	59-3403585
Transamerica Capital Inc	95-3141953
Transamerica Casualty Insurance Company	31-4423946
Transamerica Commercial Finance Corp I	94-3054228
Transamerica Consumer Finance Holding Company	95-4631538
Transamerica Corporation (OREGON)	98-6021219
Transamerica Distribution Finance Overseas Inc	36-4254366
Transamerica Finance Corporation	95-1077235
Transamerica Financial Advisors	59-2476008
Transamerica Financial Life Insurance Company	36-6071399
Transamerica Fund Services Inc	59-3403587
Transamerica Home Loan	95-4390993
Transamerica International Re (Bermuda) Ltd	98-0199561
Transamerica Investors Securities Corp	13-3696753
Transamerica Leasing Holdings Inc	13-3452993
Transamerica Life Insurance Company	39-0989781
Transamerica Pacific Insurance Co Ltd	94-3304740
Transamerica Premier Life Insurance Company	52-0419790
Transamerica Resources Inc	52-1525601
Transamerica Small Business Capital Inc	36-4251204
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959
Zero Beta Fund LLC	26-1298094

Statutory-Basis Financial

Statement Schedules

Transamerica Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2019

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$4,124,054	$5,081,559	$4,306,199
States, municipalities and political subdivisions	1,315,704	1,407,331	1,315,705
Foreign governments	349,796	369,821	349,796
Hybrid securities	396,942	440,640	396,942
All other corporate bonds	19,066,967	21,344,844	19,043,825
Preferred stocks	115,659	109,845	111,630

Total fixed maturities	25,369,122	28,754,040	25,524,097
Equity securities
Common stocks:
Industrial, miscellaneous and all other	58,311	80,789	80,789

Total equity securities	58,311	80,789	80,789
Mortgage loans on real estate	5,096,613		5,096,613
Real estate	51,546		51,546
Policy loans	1,099,596		1,099,596
Other long-term investments	1,072,720		1,072,720
Receivable for securities	18,535		18,535
Securities lending	1,246,827		1,246,827
Cash, cash equivalents and short-term investments	1,453,503		1,453,503

Total investments	$35,466,773		$35,644,226

(1)	Equity securities are reported at original cost. Fixed maturities are reported at original cost reduced by repayments and adjusted for amortization of premiums and accrual of discounts.
(2)

United States government and corporate bonds of $19,690 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $1,037 due to having an NAIC 4 and 5 ratings.

Transamerica Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2019
Individual life	$10,421,944	$—	$341,604	$1,006,977	$642,673	$1,171,877	$422,774
Individual health	80,537	92,813	27,401	100,145	10,837	55,956	229,548
Group life and health	1,527,571	20,356	76,891	595,324	94,785	202,901	212,660
Annuity	14,094,715	—	33,330	10,443,660	896,030	13,853,202	(2,991,668)

	$26,124,767	$113,169	$479,226	$12,146,106	$1,644,325	$15,283,936	$(2,126,686)

Year ended December 31, 2018
Individual life	$11,337,912	$—	$378,855	$87,370	$746,129	$1,605,665	$803,671
Individual health	86,822	92,364	30,578	106,230	25,370	65,813	193,680
Group life and health	1,512,345	21,075	81,403	638,938	95,911	306,199	276,705
Annuity	14,244,431	—	37,065	9,980,980	658,084	16,182,017	(3,230,310)
Other	—	—	—	—	141,678	—	—

	$27,181,510	$113,439	$527,901	$10,813,518	$1,667,172	$18,159,694	$(1,956,254)

Year ended December 31, 2017
Individual life	$10,967,747	$—	$279,234	$(7,804,573)	$(1,001,846)	$(1,700,459)	$519,906
Individual health	100,420	91,784	27,176	(1,489,124)	1,344,780	(4,084,846)	(885,516)
Group life and health	1,528,445	23,229	100,510	508,023	238,217	(36,386)	186,023
Annuity	14,355,269	—	27,887	5,271,506	1,497,683	9,199,357	(2,544,778)
Other	—	—	—	—	437,448	—	—

	$26,951,881	$115,013	$434,807	$(3,514,168)	$2,516,282	$3,377,666	$(2,724,365)

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

Transamerica Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2019
Life insurance in force	$503,852,244	$774,726,771	$421,298,647	$150,424,120	280%

Premiums:
Individual life	$2,582,854	$2,821,951	$1,246,074	$1,006,977	124%
Individual health	529,850	432,873	3,168	100,145	3%
Group life and health	704,156	109,598	766	595,324	0%
Annuity	10,756,542	394,566	81,684	10,443,660	1%

	$14,573,402	$3,758,988	$1,331,692	$12,146,106	11%

Year ended December 31, 2018
Life insurance in force	$976,929,481	$831,268,672	$1,204	$145,662,013	0%

Premiums:
Individual life	$2,460,547	$3,668,683	$1,295,506	$87,370	1483%
Individual health	532,131	429,165	3,264	106,230	3%
Group life and health	753,426	131,816	17,328	638,938	3%
Annuity	10,102,616	199,520	77,884	9,980,980	1%

	$13,848,720	$4,429,184	$1,393,982	$10,813,518	13%

Year ended December 31, 2017
Life insurance in force	$537,551,597	$887,853,357	$484,570,357	$134,268,597	361%

Premiums:
Individual life	$2,452,523	$11,837,526	$1,580,429	$(7,804,574)	-20%
Individual health	530,052	2,022,968	3,792	(1,489,124)	0%
Group life and health	802,090	321,533	27,466	508,023	5%
Annuity	9,424,428	4,218,194	65,273	5,271,507	1%

	$13,209,093	$18,400,221	$1,676,960	$(3,514,168)	-48%

18. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through September 28, 2020.

On May 15, 2020, TPLIC paid a dividend to its parent company, CGC, in the amount of $700,000. CGC then contributed this amount to TLIC. The dividend and contribution included $76,604 in cash and $623,396 in securities.

On June 30, 2020, the Company received $96,035 from TFLIC as consideration for TFLIC’s repurchase of its remaining 1,254 common stock shares held by the Company. The shares were redeemed at par of $125 per share with total par value of $157 and paid-in surplus of $95,878.

On June 30, 2020, the Company, Transamerica Pacific Re, Inc. (TPRe), a newly formed AXXX captive and affiliate, and TPIC entered into a novation agreement whereby the Company consented to the assignment, transfer and novation of TPIC’s obligations under the TLIC/TPIC universal life coinsurance agreements to TPRe. The novation resulted in no gain or loss. The Company then entered into a recapture agreement with TPRe to recapture universal life insurance risks for consideration of $2,124,341 equal to the statutory reserves recaptured resulting in no gain or loss. With approval from the IID, subsequent to the novation and the recapture on June 30, 2020, the Company and TPRe amended the agreements whereby the secondary guarantee is retained by TPRe.

Effective July 1, 2020, the Company entered into a reinsurance agreement with Wilton Reassurance Company to novate corporate owned life insurance policies previously issued by the company to TPLIC. The company novated $173,052 of reserves and claim reserves and paid a ceding commission of $7,400. The transaction resulted in a pre-tax loss of $7,400 which has been included in the Statements of Operations.

Effective October 1, 2020, the Company will merger with TPLIC, an Iowa domiciled affiliate, and MLIC Re, a Vermont domiciled affiliate, with the Company emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Department and the Department of Financial Regulation of Vermont.

FINANCIAL STATEMENTS – STATUTORY BASIS

AND SUPPLEMENTARY INFORMATION

Transamerica Premier Life Insurance Company

Years Ended December 31, 2019, 2018 and 2017

Transamerica Premier Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2019, 2018 and 2017

2

Report of Independent Auditors

To the Board of Directors of

Transamerica Premier Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Transamerica Premier Life Insurance Company (the “Company”), which comprise the balance sheets – statutory basis as of December 31, 2019 and 2018, and the related statements of operations – statutory basis, of changes in capital and surplus – statutory basis, and of cash flow – statutory basis for each of the three years in the period ended December 31, 2019.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2019 and 2018 or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2019.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory basis financial statements taken as a whole. The Supplemental Schedule of Selected Statutory - Basis Financial Data, Supplemental Schedule of Investment Risks Interrogatories – Statutory Basis, and Summary Investment Schedule – Statutory Basis (collectively, the “supplemental schedules”) of the Company as of December 31, 2019 and for the year then ended are presented to comply with the National Association of Insurance Commissioners’ Annual Statement Instructions and Accounting Practices and Procedures Manual and for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

Chicago, Illinois

April 20, 2020

2

Transamerica Premier Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2019	2018
Admitted assets
Cash, cash equivalents and short-term investments	$728,220	$902,074
Bonds	17,877,965	16,814,750
Preferred stocks	4,955	9,958
Common stocks	158,426	150,617
Mortgage loans on real estate	2,737,109	2,436,202
Real estate	187,639	217,646
Policy loans	962,408	936,884
Securities lending reinvested collateral assets	757,186	575,155
Derivatives	25,531	34,933
Other invested assets	1,039,664	808,423

Total cash and invested assets	24,479,103	22,886,642

Accrued investment income	226,564	219,256
Premiums deferred and uncollected	151,139	176,727
Funds held by reinsurer	524,067	453,319
Net deferred income tax asset	231,249	238,949
Other assets	396,237	365,474
Separate account assets	26,508,334	23,296,139

Total admitted assets	$52,516,693	$47,636,506

Liabilities and capital and surplus
Aggregate reserves for policies and contracts	$17,894,601	$16,965,724
Policy and contract claim reserves	463,716	434,245
Liability for deposit-type contracts	356,309	584,693
Other policyholders’ funds	9,790	11,304
Transfers from separate accounts due or accrued	(26,478)	(41,964)
Funds held under reinsurance treaties	641,858	689,145
Asset valuation reserve	384,650	317,840
Interest maintenance reserve	1,039,810	1,110,342
Derivatives	81,072	61,290
Payable for collateral under securitites loaned and other transactions	959,484	695,892
Borrowed money	1,434,416	1,290,299
Other liabilities	468,195	256,398
Separate account liabilities	26,508,334	23,296,139

Total liabilities	50,215,757	45,671,347

Capital and surplus
Common stock	10,137	10,137
Preferred stock	—	—
Treasury stock	—	—
Surplus notes	60,000	160,000
Paid-in surplus	1,057,861	1,057,857
Special surplus funds	1,334	—
Unassigned surplus	1,171,604	737,165

Total capital and surplus	2,300,936	1,965,159

Total liabilities and capital and surplus	$52,516,693	$47,636,506

See accompanying notes.

3

Transamerica Premier Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Revenues
Premiums and annuity considerations	$3,347,881	$3,550,022	$2,296,304
Net investment income	1,094,859	1,050,408	879,492
Commissions, expense allowances, and reserve adjustments on reinsurance ceded	(170,748)	(144,423)	239,322
Fee revenue and other income	362,101	417,003	335,473

Total revenue	4,634,093	4,873,010	3,750,591

Benefits and expenses
Death benefits	384,956	376,460	339,863
Accident and health benefits	831,058	828,511	1,049,960
Annuity benefits	318,391	258,654	289,541
Surrender benefits	1,939,577	1,176,594	1,071,731
Other benefits	60,302	67,143	68,312
Net increase (decrease) in reserves	961,715	790,001	3,400,067
Commissions	512,527	628,139	1,210,260
Net transfers to (from) separate accounts	(1,261,078)	(332,080)	(161,346)
Modified coinsurance reserve adjustment assumed	(7,160)	(13,365)	(4,855,921)
IMR adjustment due to reinsurance	—	—	714,351
General insurance expenses and other	510,442	453,327	453,186

Total benefits and expenses	4,250,730	4,233,384	3,580,004

Gain (loss) from operations before dividends and federal income taxes	383,363	639,626	170,587

Dividends to policyholders	1,030	1,025	1,081

Gain (loss) from operations before federal income taxes	382,333	638,601	169,506
Federal income tax (benefit) expense	39,259	30,372	903,151

Net gain (loss) from operations	343,074	608,229	(733,645)
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	229,130	(71,838)	411,452

Net income (loss)	$572,204	$536,391	$(322,193)

See accompanying notes.

4

Transamerica Premier Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2017	$7,364	$2,773	$160,000	$710,131	$2,105	$795,304	$1,677,677
Net income (loss)	—	—	—	—	—	(322,193)	(322,193)
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(23,101)	(23,101)
Change in net deferred income tax asset	—	—	—	—	—	(39,231)	(39,231)
Change in nonadmitted assets	—	—	—	—	—	(16,230)	(16,230)
Change in reserve on account of change in valuation basis	—	—	—	—	—	42,157	42,157
Change in asset valuation reserve	—	—	—	—	—	(64,645)	(64,645)
Change in surplus as a result of reinsurance	—	—	—	—	—	322,858	322,858
Dividends to stockholders	—	—	—	—	—	(350,000)	(350,000)
Capital Contribution	—	—	—	350,000	—	—	350,000
Other changes - net	—		—	(2,221)	1,580	2,416	1,775

Balance at December 31, 2017	7,364	2,773	160,000	1,057,910	3,685	347,335	1,579,067
Net income (loss)	—	—	—	—	—	536,391	536,391
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	36,958	36,958
Change in net deferred income tax asset	—	—	—	—	—	7,833	7,833
Change in nonadmitted assets	—	—	—	—	—	20,283	20,283
Change in reserve on account of change in valuation basis	—	—	—	—	—	(7,030)	(7,030)
Change in asset valuation reserve	—	—	—	—	—	(27,727)	(27,727)
Change in surplus as a result of reinsurance	—	—	—	—	—	(179,574)	(179,574)
Other changes - net	—	—	—	(53)	(3,685)	2,696	(1,042)

Balance at December 31, 2018	$7,364	$2,773	$160,000	$1,057,857	$—	$737,165	$1,965,159

5

Transamerica Premier Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2018	$7,364	$2,773	$160,000	$1,057,857	$—	$737,165	$1,965,159
Net income (loss)	—	—	—	—	—	572,204	572,204
Change in net unrealized capital gains/losses, net of tax	—	—	—	—	—	51,698	51,698
Change in net deferred income tax asset	—	—	—	—	—	10,084	10,084
Change in nonadmitted assets	—	—	—	—	—	14,015	14,015
Change in reserve on account of change in valuation basis	—	—	—	—	—	30,452	30,452
Change in asset valuation reserve	—	—	—	—	—	(66,810)	(66,810)
Change in surplus as a result of reinsurance	—	—	—	—	—	(181,854)	(181,854)
Change in surplus notes	—		(100,000)	—			(100,000)
Dividends to stockholders	—		—	—	—	(8,444)	(8,444)
Other changes - net	—	—	—	4	1,334	13,094	14,432

Balance at December 31, 2019	$7,364	$2,773	$60,000	$1,057,861	$1,334	$1,171,604	$2,300,936

See accompanying notes.

6

Transamerica Premier Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Operating activities
Premiums and annuity considerations	$3,374,817	$3,573,062	$3,605,127
Net investment income	1,049,463	988,075	719,246
Other income	119,112	184,835	208,482
Benefit and loss related payments	(3,470,951)	(2,617,277)	(2,662,734)
Net transfers from separate accounts	1,276,609	344,666	180,649
Commissions and operating expenses	(1,151,522)	(1,242,500)	(1,119,469)
Dividends paid to policyholders	(1,091)	—	—
Federal income taxes (paid) received	(25,440)	(1,009,824)	(14,189)

Net cash provided by operating activities	1,170,997	221,037	917,112

Investing activities
Proceeds from investments sold, matured or repaid	3,850,764	4,220,254	3,939,238
Costs of investments acquired	(5,233,742)	(4,906,476)	(4,461,555)
Net increase (decrease) in policy loans	(25,524)	(11,481)	997

Net cost of investments acquired	(5,259,266)	(9,346,512)	(4,460,558)

Net cash provided by (used in) investing activities	(1,408,502)	(697,703)	(521,320)

Financing and miscellaneous activities
Capital and paid in surplus, less treasury stock	$(100,000)	$—	$—
Capital contribution received (returned)	4	149,947	200,000
Dividends to stockholders	—	—	(350,000)
Net deposits (withdrawals) on deposit-type contracts	(237,635)	(155,020)	(138,376)
Net change in borrowed money	144,774	(188,058)	127,948
Net change in payable for collateral under securities lending and other transactions	182,031	146,987	(130,411)
Other cash (applied) provided	74,478	(56,482)	168,040

Net cash provided by (used in) financing and miscellaneous activities	63,651	(102,626)	(122,799)

Net increase (decrease) in cash, cash equivalents and short-term investments	(173,854)	(579,292)	272,993
Cash, cash equivalents and short-term investments:
Beginning of year	902,074	1,481,366	1,208,373

End of year	$728,220	$902,074	$1,481,366

See accompanying notes.

7

Transamerica Premier Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Supplemental disclosures of cash flow information
Significant non-cash activities during the year not included in the Statutory Statements of Cash Flow
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	$—	$—	$2,593,112
Receipt of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	—	—	5,650,741
Tranfer of bonds to settle reinsurance obligations	—	—	22,479
Dividend received from subsidiary	11,270	30,000	100,000
Contribution receivable from parent	—	—	150,000
Asset transfer of ownership between hedge funds	—	—	88,481
Release of funds withheld related to affiliated reinsurance recapture	—	—	—
Investments received for insured securities losses	—	30,032	—
Noncash contribution (distribution) to affiliate	(8,444)	1,360	—
Noncash return of capital from affiliate	—	5,912	—
Noncash transaction on sale of real estate	(540)	—	—

8

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2019

1. Organization and Nature of Business

Transamerica Premier Life Insurance Company (the Company, formerly known as Monumental Life Insurance Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Company sells a full line of insurance products, including individual, credit, group, indexed universal life, variable universal life and variable annuities, annuity, long term care insurance, and accident and health policies as well as investment products, including guaranteed investment contracts. The Company is licensed in 49 states, the District of Columbia, Guam, and Puerto Rico. Sales of the Company’s products are through agents, brokers, financial planners, independent representatives, financial institutions, stockbrokers and direct response methods. The majority of the Company’s new life insurance, and a portion of new annuities, are written through an affiliated marketing organization.

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

9

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26R, Bonds, and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-

10

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security or the entity will likely not be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses and are reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

11

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

The Company’s investment in reverse mortgages is recorded net of an appropriate actuarial reserve. The actuarial reserve is calculated using the projected cash flows from the reverse mortgage product. Assumptions used in the actuarial model include an estimate of current home values, projected cash flows from the realization of the appreciated value of the property from its eventual sale (subject to certain limitations in the contract), mortality and termination rates based on group annuity mortality tables adjusted for the Company’s experience and a constant interest rate environment.

12

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. Due and accrued amounts determined to be uncollectible are written off through the statements of operations.

Valuation Reserve

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

In 2019, the NAIC revised the AVR Factors (basic contribution, reserve objective and maximum reserve) to be consistent with the Risk Based Capital (RBC) after-tax factors, which were amended in 2018 as a result of federal tax reform. The AVR factor changes are effective for year-end 2019. As of December 31, 2019, the factor changes decreased Capital and Surplus by $54,607. The changes were recorded to the Change in Asset Valuation Reserve line of the Statements of Changes in Capital and Surplus.

13

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Derivative Instruments

Overview: The Company may use various derivative instruments (swaps and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86 - Derivatives.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains or losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. A replication transaction is a derivative transaction entered into conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges; consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given

14

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities; therefore, converting the asset or liability to a U.S. dollar denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract, and the foreign currency translation adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

15

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Total return swaps are used in the asset/liability management process to mitigate the market risk on minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the Standard & Poor’s (S&P) or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Futures contracts are used to hedge the liability risk when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

16

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements accounted for as secured borrowings, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheet, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Other Assets and Other Liabilities

Other assets consist primarily of general insurance accounts receivable, reinsurance receivable, and company owned life insurance. Other “admitted assets” are valued principally at cost, as required or permitted by Iowa Insurance Laws.

Other liabilities consist primarily of amounts withheld by the Company, payables for securities, and reinsurance payable.

Separate Accounts

The majority of the separate accounts held by the Company, primarily for individual policyholders, do not have minimum guarantees and the investment risks associated with the fair value changes are borne by the policyholder. Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheet. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments. All variable account contracts are subject to discretionary withdrawal by the policyholder at the fair value of the underlying assets less the current surrender charge. Separate account contract holders have no claim against the assets of the general account.

Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. These separate accounts are included in the general account due to the nature of the guaranteed return.

17

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law. For direct business issued after October 1964, the Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the month of death. For policies assumed during 1992 from former affiliates, Monumental General Insurance Company and Monumental Life Insurance Group, Inc., and for all business from company mergers occurring in 1998, the Company waives deduction of deferred fractional premium upon death of the insured and returns any portion of the final premium paid beyond the month of death. For fixed premium life insurance business resulting from company mergers occurring in 2004 and 2007, the Company waives deduction of deferred fractional premiums upon death of the insured and refunds portions of premiums unearned after the date of death. Where appropriate, the Company holds a non-deduction and/or refund reserve. The reserve for these benefits is computed using aggregate methods. The reserves are equal to the greater of the cash surrender value and the legally computed reserve.

In accordance with SSAP No. 51R, Life Contracts, and No. 54R, Individual and Group Accident and Health Contracts, the Company reports the amount of insurance, if any, for which the gross premiums are less than the net premiums according to the valuation standards and any related premium deficiency reserve established. Anticipated investment income is included as a factor in the health contract premium deficiency calculation.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

18

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include guaranteed investment contracts (GICs), funding agreements, supplemental contracts and certain annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statements of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

19

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes. Unlike GAAP, SSAP 101 does not consider state income taxes in the measurement of deferred taxes. SSAP 101 also requires additional testing to measure gross deferred tax assets. The additional testing limits gross deferred tax asset admission to 1) the amount of federal income taxes paid in prior years recoverable through hypothetical loss carrybacks of existing temporary differences expected to reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of remaining gross deferred tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities after considering character (i.e. ordinary versus capital) and reversal patterns. The Company’s reported deferred tax asset or liability is the sum of gross deferred tax assets admitted through this three part test plus the sum of all deferred tax liabilities.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents that excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under the NAIC Accounting Practices and Procedures Manual (NAIC SAP).

20

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Goodwill

Goodwill is measured as the difference between the cost of acquiring the entity and the reporting entity’s share of the book value of the acquired entity. Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is nonadmitted. Goodwill is amortized over ten years. Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Subsidiaries and Affiliated Companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that they are not impaired.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

21

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

3. Accounting Changes

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

Effective January 1, 2019, the NAIC adopted revisions to SSAP No. 30, Unaffiliated Common Stock, which updated the definition of common stock to include SEC registered closed-end funds and unit investment trusts. The adoption of this guidance did not impact the financial position or results of operations of the Company.

Change in Valuation Basis

As of December 31, 2019, the Company has received IID approval on an approach for adoption of the NAIC 2020 Valuation Manual section 21 (VM-21) and related Risk Based Capital C3P2 changes documented in the VM-21 2020 NAIC Valuation Manual: Requirements for Principle-Based Reserves for Variable Annuities. The Company has elected to early adopt the VM-21 requirements for variable annuities effective December 31, 2019. The approved transition approach did not result in an adjustment to the Company’s historical statutory reporting or existing balances at the time of transition. The Company reported the decrease to the VM-21 reserve of $30,452. As of the date of transition, the Company is fully compliant with the provisions of VM-21.

Reclassifications

Certain amounts in prior year financial statement balances and footnote disclosures have been reclassified to conform to the current year presentation.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

22

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1	-	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2	-	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3	-	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

23

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

24

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price and spot rates at the balance sheet date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities, GICs and funding agreements, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

25

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2019 and 2018, respectively:

	December 31, 2019
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$631,215	$631,185	$441,346	$189,869	$—	$—	$—
Short-term notes receivable from affiliates	102,900	102,900	—	102,900	—	—	—
Bonds	19,995,877	17,877,965	2,000,037	17,791,417	204,423	—	—
Preferred stocks, other than affiliates	4,361	4,955	—	2,089	2,272	—	—
Common stocks, other than affiliates	59,057	59,057	1,872	—	57,185	—	—
Mortgage loans on real estate	2,876,259	2,737,109	—	—	2,876,259	—	—
Other invested assets	190,192	172,968	—	189,214	978	—	—
Derivative assets:
Interest rate swaps	11,171	8,635	—	11,171	—	—	—
Currency swaps	13,458	4,365	—	13,458	—	—	—
Credit default swaps	19,459	10,576	—	19,459	—	—	—
Interest rate futures	7	7	7	—	—	—	—
Equity futures	1,948	1,948	1,948	—	—	—	—
Derivative assets total	46,043	25,531	1,955	44,088	—	—	—
Policy loans	962,408	962,408	—	962,408	—	—	—
Securities lending reinvested collateral	599,859	599,859	58	599,801	—	—	—
Separate account assets	25,337,229	25,337,230	23,358,660	1,978,570	—	—	—

Liabilities
Investment contract liabilities	2,272,404	1,461,721	—	45,313	2,227,090	—	—
Derivative liabilities:
Interest rate swaps	(75,597)	58,916	—	(75,597)	—	—	—
Currency swaps	17,050	14,733	—	17,050	—	—	—
Credit default swaps	(2,855)	1,169	—	(2,855)	—	—	—
Equity swaps	4,361	4,361	—	4,361	—	—	—
Interest rate futures	544	544	544	—	—	—	—
Equity futures	1,349	1,349	1,349	—	—	—	—
Derivative liabilities total	(55,148)	81,072	1,893	(57,041)	—	—	—
Dollar repurchase agreements	254,814	254,814	—	254,814	—	—	—
Payable for securities lending	757,186	757,186	—	757,186	—	—	—
Payable for derivative cash collateral	202,298	202,298	—	202,298	—	—	—
Separate account annuity liabilities	22,578,162	22,578,162	13	22,578,149	—	—	—

26

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$718,998	$718,998	$656,505	$62,493	$—	$—	$—
Short-term notes receivable from affiliates	194,600	194,600	—	194,600	—	—	—
Bonds	16,943,037	16,814,750	1,833,213	14,958,270	151,554	—	—
Preferred stocks, other than affiliates	9,214	9,958	—	2,380	6,834	—	—
Common stocks, other than affiliates	67,063	67,063	134	—	66,929	—	—
Mortgage loans on real estate	2,433,036	2,436,202	—	—	2,433,036	—	—
Other invested assets	178,709	174,272	—	177,480	1,229	—	—
Derivative assets:
Interest rate swaps	9,174	4,634	—	9,174	—	—	—
Currency swaps	14,877	7,633	—	14,877	—	—	—
Credit default swaps	13,304	15,582	—	13,304	—	—	—
Equity swaps	4,589	4,589	—	4,589	—	—	—
Interest rate futures	213	213	213	—	—	—	—
Equity futures	2,282	2,282	2,282	—	—	—	—
Derivative assets total	44,439	34,933	2,495	41,944	—	—	—
Policy loans	936,884	936,884	—	936,884	—	—	—
Securities lending reinvested collateral	518,646	518,646	24,677	493,969	—	—	—
Separate account assets	22,017,523	22,017,523	19,752,326	2,265,141	56	—	—

Liabilities
Investment contract liabilities	1,919,385	1,799,337	—	45,337	1,874,048	—	—
Derivative liabilities:
Interest rate swaps	(44,671)	49,173	—	(44,671)	—	—	—
Currency swaps	15,155	9,391	—	15,155	—	—	—
Credit default swaps	(1,148)	2,352	—	(1,148)	—	—	—
Equity swaps	208	208	—	208	—	—	—
Interest rate futures	39	39	39	—	—	—	—
Equity futures	127	127	127	—	—	—	—
Derivative liabilities total	(30,290)	61,290	166	(30,456)	—	—	—
Dollar repurchase agreements	110,040	110,040	—	110,040	—	—	—
Payable for securities lending	575,155	575,155	—	575,155	—	—	—
Payable for derivative cash collateral	120,737	120,737	—	120,737	—	—	—
Separate account annuity liabilities	20,027,327	20,027,327	3,278	20,024,049	—	—	—

27

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2019 and 2018:

	2019
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Government	$—	$129	$—	$—	$129
Industrial and miscellaneous	—	336	2,791	—	3,127

Total bonds	—	465	2,791	—	3,256

Preferred stock
Industrial and miscellaneous	—	—	2,272	—	2,272

Total preferred stock	—	—	2,272	—	2,272

Common stock
Industrial and miscellaneous	1,872	—	57,185	—	59,057

Total common stock	1,872	—	57,185	—	59,057

Cash equivalents and short-term
Money market mutual funds	441,346	—	—	—	441,346

Total cash equivalents and short-term	441,346	—	—	—	441,346

Securities lending reinvested collateral	58	—	—	—	58
Derivative assets	1,955	8,556	—	—	10,511
Separate account assets	23,358,660	1,978,570	—	—	25,337,230

Total assets	$23,803,891	$1,987,591	$62,248	$—	$25,853,730

Liabilities:
Derivative liabilities	$1,893	$16,699	$—	$—	$18,592
Separate account liabilities	13	—	—	—	13

Total liabilities	$1,906	$16,699	$—	$—	$18,605

	2018
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$30,077	$4,858	$—	$34,935
Hybrid securities	—	16,037	—	—	16,037

Total bonds	—	46,114	4,858	—	50,972

Preferred stock
Industrial and miscellaneous	—	—	6,834	—	6,834

Total preferred stock	—	—	6,834	—	6,834

Common stock
Industrial and miscellaneous	134	—	66,929	—	67,063

Total common stock	134	—	66,929	—	67,063

Cash equivalents and short-term
Money market mutual funds	656,505	—	—	—	656,505

Total cash equivalents and short-term	656,505	—	—	—	656,505

Securities lending reinvested collateral	24,677	—	—	—	24,677
Derivative assets	2,495	9,144	—	—	11,639
Separate account assets	19,752,326	2,265,141	56	—	22,017,523

Total assets	$20,436,137	$2,320,399	$78,677	$—	$22,835,213

Liabilities:
Derivative liabilities	$166	$10,091	$—	$—	$10,257
Separate account liabilities	3,278	—	—	—	3,278

Total liabilities	$3,444	$10,091	$—	$—	$13,535

Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 3 is internally valued using significant unobservable inputs.

28

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Common stocks classified as Level 3 are comprised primarily of shares in the FHLB of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

The following tables summarize the changes in assets classified as Level 3 for 2019 and 2018.

	Beginning Balance at January 1, 2019	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Other	$4,858	$—	$622	$44	$247
Preferred stock	6,834	—	—	—	(6,052)
Common stock	66,929	—	1,700	(553)	(28)
Separate account assets	56	—	53	—	—

Total	$78,677	$—	$2,375	$(509)	$(5,833)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2019
Bonds
Other	$—	$—	$—	$1,736	$2,791
Preferred stock	1,490	—	—	—	2,272
Common stock	811	1,526	9,800	—	57,185
Separate account assets	—	—	—	3	—

Total	$2,301	$1,526	$9,800	$1,739	$62,248

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

29

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Other	$4,974	$287	$—	$78	$(26)
Preferred stock	7,390	—	—	—	(1,856)
Common stock	70,335	—	34	(27)	(1,173)
Separate account assets	67	—	—	1	(1)

Total	$82,766	$287	$34	$52	$(3,056)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018
Bonds
Other	$—	$—	$—	$455	$4,858
Preferred stock	1,888	—	588	—	6,834
Common stock	—	28	2,200	—	66,929
Separate account assets	—	—	—	11	56

Total	$1,888	$28	$2,788	$466	$78,677

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2019 the Company has 1 property that is held for sale. This property is carried at fair value less cost to sell, which amounts to $745.

The Company also had three properties that were held for sale as of December 31, 2018. The carrying amount for each of these properties was less than their fair value and, therefore, they are not measured at fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

30

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair values of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2019
Unaffiliated bonds:
United States Government and agencies	$1,601,214	$247,311	$357	$1,848,168
State, municipal and other government	699,845	36,231	8,841	727,235
Hybrid securities	139,964	18,294	2,490	155,768
Industrial and miscellaneous	13,440,685	1,677,600	43,652	15,074,633
Mortgage and other asset-backed securities	1,996,257	199,752	5,936	2,190,073

Total unaffiliated bonds	17,877,965	2,179,188	61,276	19,995,877
Unaffiliated preferred stocks	4,955	66	660	4,361

	$17,882,920	$2,179,254	$61,936	$20,000,238

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	58,999	111	53	59,057

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Unaffiliated bonds:
United States Government and agencies	$1,645,120	$69,542	$33,955	$1,680,707
State, municipal and other government	416,752	12,733	13,939	415,546
Hybrid securities	145,271	9,152	7,013	147,410
Industrial and miscellaneous	12,911,155	528,970	550,783	12,889,342
Mortgage and other asset-backed securities	1,696,452	134,037	20,457	1,810,032

Total unaffiliated bonds	16,814,750	754,434	626,147	16,943,037
Unaffiliated preferred stocks	9,958	56	800	9,214

	$16,824,708	$754,490	$626,947	$16,952,251

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	67,017	67	21	67,063

31

Transamerica Premier Life Insurance Company
Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2019, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2019
December 31:	Carrying Value	Fair Value
Due in one year or less	$330,436	$332,890
Due after one year through five years	2,673,811	2,820,295
Due after five years through ten years	3,000,633	3,362,510
Due after ten years	9,876,828	11,290,108

	15,881,708	17,805,803
Mortgage and other asset-backed securities	1,996,257	2,190,074

Total	$17,877,965	$19,995,877

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2019 and 2018 is as follows:

	2019
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$—	$—	$11,224	$357
State, municipal and other government	17,582	2,010	232,694	6,831
Hybrid securities	26,780	2,475	3,302	15
Industrial and miscellaneous	262,510	29,928	387,345	13,724
Mortgage and other asset-backed securities	60,442	2,868	369,603	3,067

Total bonds	367,314	37,281	1,004,168	23,994

Preferred stocks-unaffiliated	1,340	660	—	—
Common stocks-unaffiliated	—	—	609	53

Total	$368,654	$37,941	$1,004,777	$24,047

32

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	2018
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$63,881	$4,817	$707,210	$29,138
State, municipal and other government	33,780	2,461	158,447	11,478
Hybrid securities	12,595	1,893	44,591	5,120
Industrial and miscellaneous	1,180,161	67,218	6,509,117	483,565
Mortgage and other asset-backed securities	213,966	10,505	418,923	9,952

Total bonds	1,504,383	86,894	7,838,288	539,253

Preferred stocks-unaffiliated	1,200	800	—	—
Common stocks-unaffiliated	—	—	165	21

Total	$1,505,583	$87,694	$7,838,453	$539,274

During 2019, 2018, and 2017, respectively, there were $2,799, $99,187 and $0 of loan-backed and structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2019, 2018 and 2017 the Company recognized OTTI of $503, $6,003, and $2,512, respectively.

The following loan-backed and structured securities were held at December 31, 2019, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
87266TAJ1	$170	$163	$7	$163	$114	03/31/2019
79548KXQ6	189	173	16	173	154	03/31/2019
14984WAA8	2,799	2,591	208	2,591	2,591	6/30/2019
87266TAJ1	154	127	27	127	102	6/30/2019
79548KXQ6	159	79	80	80	142	6/30/2019
36828QQK5	277	249	28	249	195	9/30/2019
026935AC0	2,080	2,066	14	2,066	1,968	12/31/2019
36828QQK5	249	126	123	126	195	12/31/2019

			$503

33

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2019 and 2018 is as follows:

	2019		2018
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$2,868	$3,417	$10,505	$17,168
The aggregate related fair value of securities with unrealized losses	60,442	372,394	213,966	465,773

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 104 and 374 securities with a carrying amount of $406,595 and $1,593,276 and an unrealized loss of $37,941 and $87,694. Of this portfolio, 66.8% and 88.0% were investment grade with associated unrealized losses of $10,107 and $62,824, respectively.

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 214 and 1209 securities with a carrying amount of $1,028,162 and $8,377,542 and an unrealized loss of $23,994 and $539,253. Of this portfolio, 95.6% and 92.8% were investment grade with associated unrealized losses of $21,691 and $476,336, respectively.

At December 31, 2019 and 2018, respectively, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2019 and 2018, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 5 and 6 securities with a cost of $661 and $186 and an unrealized loss of $53 and $21.

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book / Adjusted Carrying Value	Fair Value
December 31, 2019
Bond, amortized cost	3	$5,561	$5,401
Loan-backed and structured securities, amortized cost	1	3,138	3,138
Preferred stock, amortized cost	1	2,272	2,272

Total	5	$10,971	$10,811

December 31, 2018
Bond, amortized cost	3	$6,034	$6,010
Preferred stock, amortized cost	1	6,835	6,834

Total	4	$12,869	$12,844

34

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

During 2019 and 2018, the Company sold, redeemed or otherwise disposed of 75 and 57 securities as a result of a callable feature which generated investment income of $5,927 and $16,484, as a result of prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2019	2018	2017
Proceeds	$2,953,444	$3,505,561	$5,152,507

Gross realized gains	$24,798	$23,436	$574,671
Gross realized losses	(18,768)	(168,483)	(12,699)

Net realized capital gains (losses)	$6,030	$(145,047)	$561,972

The Company had gross realized losses which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks for the years ended December 31, 2019, 2018 and 2017 of $8,476, $25,453 and $2,992, respectively.

At December 31, 2019, and 2018, the Company had no investments in restructured securities.

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2019 and 2018 were as follows:

December 31, 2019	Farm	Commercial	Total
AAA - AA	$—	$1,372,173	$1,372,173
A	9,890	1,254,899	1,264,789
BBB	—	98,796	98,796

	$9,890	$2,725,868	$2,735,758

December 31, 2018	Farm	Commercial	Total
AAA - AA	$—	$1,048,151	$1,048,151
A	10,000	1,304,089	1,314,089
BBB	—	72,347	72,347

	$10,000	$2,424,587	$2,434,587

The above tables exclude residential mortgage loans

35

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2019, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2019 at the time of origination was 70%. During 2018, the Company issued mortgage loans with a maximum interest rate of 5.23% and a minimum interest rate of 3.78% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 74%.

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2019 and 2018.

		Residential	Commercial
	Farm	All Other	All Other	Total
December 31, 2019
Recorded Investment (All)
(a) Current	$9,890	$303	$2,700,403	$2,710,596
(b) 30-59 Days Past Due	—	886	—	886
(c) 60-89 Days Past Due	—	131	—	131
(d) 90-179 Days Past Due	—	25	3,500	3,525
(e) 180+ Days Past Due	—	6	21,965	21,971

Accruing interest 90-179 days past due
(a) Recorded investment	—	25	—	25
(b) Interest accrued	—	—	—	—

Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$9,890	$—	$1,046,933	$1,056,823

36

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

		Residential	Commercial
	Farm	All Other	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$10,000	$431	$2,399,122	$2,409,553
(b) 30-59 Days Past Due	—	1,045	—	1,045
(c) 60-89 Days Past Due	—	40	25,465	25,505
(d) 90-179 Days Past Due	—	93	—	93
(e) 180+ Days Past Due	—	7	—	7

Accruing interest 90-179 days past due
(a) Recorded investment	—	93	—	93
(b) Interest accrued	—	—	—	—

Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$10,000	$—	$832,611	$842,611

At December 31, 2019 and 2018, there were no recorded investments in impaired loans with a related allowance for credit losses. The Company held no allowances for credit losses on mortgage loans at December 31, 2019 or December 31, 2018. There was no average recorded investment in impaired loans during 2019 or 2018. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2019 and 2018, respectively, that were subject to participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loans.

As of December 31, 2019 and 2018, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on non-performing loans generally is recognized on a cash basis. The Company recognized no interest income on impaired loans for the years ended December 31, 2019, 2018 and 2017, respectively. The Company recognized no interest income on a cash basis for the years ended December 31, 2019, 2018 and 2017, respectively.

At December 31, 2019 and 2018, the Company held a mortgage loan loss reserve in the AVR of $36,207 and $25,537, respectively.

37

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2019	2018		2019	2018
South Atlantic	27%	28%	Apartment	53%	55%
Pacific	25	22	Retail	14	14
Middle Atlantic	10	10	Industrial	14	12
E. North Central	8	9	Office	11	9
Mountain	8	9	Other	6	7
W. South Central	8	8	Medical	2	2
W. North Central	7	7	Agricultural	—	1
E. South Central	4	4
New England	3	3

At December 31, 2019, 2018 and 2017, the Company held mortgage loans with a total net admitted asset value of $208, $239, and $268, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2019, 2018 and 2017 related to such restructurings. There were no unfunded commitments to existing borrowers whose debt had been restructured at December 31, 2019, 2018 and 2017.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information.

The carrying value of the Company’s real estate assets at December 31, 2019 and 2018 was as follows:

	2019	2018
Investment properties	$186,894	$187,420
Properties held for sale	745	30,226

	$187,639	$217,646

As of December 31, 2019, there was one property classified as held-for-sale. As of December 31, 2018, there were three properties held-for-sale. The Company is working with an external commercial real estate advisor firm to actively market the property and negotiate with potential buyers. During 2019, the Company disposed of three properties throughout 2019, resulting in a net realized gains of $24,201. During 2018, one property classified as held-for-sale was disposed of resulting in a net realized loss of $8.

The Company disposed of one other property throughout 2019, resulting in a net realized loss of $57.

The Company does not engage in retail land sales operations.

38

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company does not hold any real estate investments with participating mortgage loans.

Accumulated depreciation on real estate at December 31, 2019 and 2018, was $58,540 and $63,664, respectively.

There were no impairment losses taken on real estate in 2019 and 2018. Impairment losses of $696 were taken on real estate in 2017 to write the book value down to the current fair value, and were reflected as net realized losses in the statements of operations.

Reverse Mortgages

The company has reverse mortgages, which are reported as Other Invested Assets on the balance sheet. The carrying amount of the investment in reverse mortgages of $6,920 and $11,118 at December 31, 2019 and 2018, respectively, is net of the reserve of $2,891 and $4,197, respectively. Interest income of $523 and $814 was recognized for the years ended December 31, 2019 and 2018 respectively. The Company’s commitment includes making advances to the borrower until termination of the contract. The contract is terminated at the time the borrower moves, sells the property, dies, repays the loan balance or violates the provisions of the loan contract.

During 2019 and 2018, respectively, reverse mortgages of $1,584 and $0 were foreclosed or acquired by deed and transferred to real estate.

Other Invested Assets

During 2019, 2018 and 2017, the Company did not recognize any impairment write down for its investments in joint ventures, partnerships or limited liability companies.

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $88,481, which resulted in a realized gain of $43,498.

Tax Credits

For the year ending December 31, 2019, the Company had ownership interests in twenty-nine LIHTC properties with a carrying value of . The remaining years of unexpired tax credits ranged from one to twelve and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments expected to be paid during the years 2020 to 2029 is $66,571. Tax credits recognized in 2019 were $12,733, and other tax benefits recognized in 2019 were $1,546. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

For the year ending December 31, 2018, the Company had ownership interests in twenty-seven LIHTC properties with a carrying value of $35,907. The remaining years of unexpired tax credits ranged from two to twelve and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments

39

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

expected to be paid during the years 2019 to 2029 is $77,186. Tax credits recognized in 2018 were $7,866, and other tax benefits recognized in 2018 were $2,964. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2019 and 2018:

	December 31, 2019
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$568	$1,478
Economic Redevelopment and Growth Tax Credits	NJ	—	18,700

Total		$568	$20,178

	December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$1,268	$2,178
Economic Redevelopment and Growth Tax Credits	NJ	—	18,700

Total		$1,268	$20,878

*	The unused amount reflects credits that the Company deems will be realizable in the period 2019-2029.

The Company did not have any non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits as of December 31, 2019, 2018 and 2017.

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, 2019 and 2018, was as follows:

	2019	2018
Fair value - positive	$218,361	$168,821
Fair value - negative	(117,169)	(94,091)

40

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

For the years ended December 31, 2019, 2018 and 2017, the Company has recorded ($7,547), $2,406 and ($3,602), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain (loss). The Company did not recognize any unrealized gains or losses during 2019, 2018, or 2017 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 13 years for forecasted hedge transactions. For the years ended December 31, 2019, 2018 and 2017 none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2019 and 2018, the Company has accumulated deferred gains in the amount of $1,186 and $1,186, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on futures asset purchases expected to transpire throughout 2026.

Summary of realized gains (losses) by derivative type for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Options:
Calls	$—	$—	$67
Caps	—	—	(45,848)
Puts	—	—	—

Total options	$—	$—	$(45,781)

Swaps:
Interest rate	$293	$(1,105)	$102,724
Credit	(279)	(2,444)	—
Total return	(9,112)	(4,853)	(26,122)

Total swaps	$(9,098)	$(8,402)	$76,602

Futures - net positions	216,114	(81,504)	167,302
Lehman settlements	14	55	122

Total realized gains (losses)	$207,030	$(89,851)	$198,245

The average estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019	2018
Derivative component of RSATs
Credit default swaps	$18,303	$16,608	$(2,535)	$(1,212)
Interest rate swaps	—	—	—	751

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

41

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019	2018
Derivative component of RSATs
Credit default swaps	$19,459	$13,304	$(2,855)	$(1,148)
Interest rate swaps	—	—	—	—

Total	$19,459	$13,304	$(2,855)	$(1,148)

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

The net realized gains (losses) on the derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019, 2018, and 2017:

	2019	2018	2017
Derivative component of RSATs
Credit default swaps	$(279)	$(2,444)	$—
Interest rate swaps	—	(616)	—

Total	$(279)	$(3,060)	$—

As stated in Note 2, the Company replicates investment grade corporate bonds or sovereign debt by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

42

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2019 and 2018:

	2019
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$3,915	$273,200	1.7
Credit default swaps referencing indices		7	10,000	41.7

Subtotal		3,922	283,200	3.1

BBB	2
Single name credit default swaps (3)		9,747	560,760	2.0
Credit default swaps referencing indices		5,721	315,700	2.6

Subtotal		15,468	876,460	2.2

BB	3
Single name credit default swaps (3)		2,924	28,350	2.3
Credit default swaps referencing indices		—	—	—

Subtotal		2,924	28,350	2.3

Total		$22,314	$1,188,010	2.4

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

43

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	2018
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$3,556	$259,450	2.6
Credit default swaps referencing indices		—	—	—

Subtotal		3,556	259,450	2.6

BBB	2
Single name credit default swaps (3)		5,635	590,510	3.0
Credit default swaps referencing indices		2,588	291,500	3.4

Subtotal		8,223	882,010	3.1

BB	3
Single name credit default swaps (3)		2,674	28,350	3.3
Credit default swaps referencing indices		—	—	—

Subtotal		2,674	28,350	3.3

Total		$14,453	$1,169,810	3.0

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

44

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2019	2018	2019	2018
Derivative assets:
Credit default swaps	$900,200	$886,000	$19,459	$13,304
Currency swaps	51,684	73,235	13,458	14,877
Equity futures	5	2	1,948	2,282
Equity swaps	—	61,739	—	4,589
Interest rate futures	—	—	7	213
Interest rate swaps	365,450	247,450	11,171	9,174
Derivative liabilities:
Credit default swaps	287,810	283,810	(2,855)	(1,148)
Currency swaps	257,493	180,599	17,050	15,155
Equity futures	12	3	1,349	127
Equity swaps	78,802	100	4,361	208
Interest rate futures	1	—	544	39
Interest rate swaps	2,131,433	2,579,033	(75,597)	(44,671)

*	Futures are presented in contract format. Swaps and options are presented in notional format.

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2019 and 2018, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2019
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$757,186	$—	$—	$—	$757,186
Subject to dollar repurchase agreements	254,966	—	—	—	254,966
FHLB capital stock	57,000	—	—	—	57,000
On deposit with states	4,180	—	—	—	4,180
Pledged as collateral to FHLB (including assets backing funding agreements)	1,829,750	—	—	—	1,829,750
Pledged as collateral not captured in other categories	249,326	—	—	—	249,326
Other restricted assets	182,479	—	—	—	182,479

Total Restricted Assets	$3,334,887	$—	$—	$—	$3,334,887

45

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2018)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted (5 minus 8)	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$574,886	$182,300	$—	$757,186	1.43%	1.44%
Subject to dollar repurchase agreements	109,657	145,309	—	254,966	0.48%	0.49%
FHLB capital stock	66,800	(9,800)	—	57,000	0.11%	0.11%
On deposit with states	4,730	(550)	—	4,180	0.01%	0.01%
Pledged as collateral to FHLB (including assets backing funding agreements)	2,086,543	(256,793)	—	1,829,750	3.46%	3.48%
Pledged as collateral not captured in other categories	266,068	(16,742)	—	249,326	0.47%	0.47%
Other restricted assets	195,728	(13,249)	—	182,479	0.34%	0.35%

Total Restricted Assets	$3,304,412	$30,475	$—	$3,334,887	6.30%	6.35%

The following tables show the pledged or restricted assets in other categories as of December 31, 2019 and 2018, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2019
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$249,326	$—	$—	$—	$249,326

Total	$249,326	$—	$—	$—	$249,326

	Gross (Admitted & Nonadmitted) Restricted			Percentage
Description of Assets	Total From Prior Year (2018)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$266,068	$(16,742)	$249,326	0.47%	0.47%

Total	$266,068	$(16,742)	$249,326	0.47%	0.47%

46

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table shows the collateral received and reflected as assets within the financial statements as of December 31, 2019 and 2018.

2019
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$456,116	$456,116	1.72%	1.75%
Securities lending collateral assets	757,186	757,186	2.86	2.91
Other	997	997	—	—

Total collateral assets	$1,214,299	$1,214,299	4.58%	4.66%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$1,214,975	5.13%

2018
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$229,777	$229,777	0.93%	0.94%
Securities lending collateral assets	575,155	575,155	2.32	2.36
Other	1,000	1,000	—	—

Total collateral assets	$805,932	$805,932	3.25%	3.30%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$806,292	3.60%

47

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2019	2018	2017
Income:
Bonds	$780,857	$763,422	$579,022
Preferred stocks	1,617	1,441	1,364
Common stocks	91,649	63,241	102,361
Mortgage loans on real estate	119,009	104,675	72,505
Real estate	33,040	35,371	35,366
Policy loans	49,354	49,379	49,680
Cash, cash equivalents and short-term investments	20,104	13,218	10,218
Derivatives	25,690	26,047	23,631
Other invested assets	14,736	11,521	33,533

Gross investment income	1,136,056	1,068,315	907,680
Less: investment expenses	110,855	97,376	81,193

Net investment income before amortization of IMR	$1,025,201	$970,939	$826,487
Amortization of IMR	69,658	79,469	53,005

Net investment income, including IMR	$1,094,859	$1,050,408	$879,492

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

	Realized Year Ended December 31
	2019	2018	2017
Bonds	$(5,516)	$(170,936)	$559,366
Preferred stocks	78	—	—
Common stocks	(590)	1,051	39,352
Mortgage loans on real estate	(582)	(1,394)	10,955
Real estate	24,177	(8)	(663)
Cash, cash equivalents and short-term investments	45	(17)	19
Derivatives	207,015	(89,906)	198,123
Other invested assets	12,226	23,531	67,295

Change in realized capital gains (losses), before taxes	236,853	(237,679)	874,447
Federal income tax effect	(8,597)	47,135	(94,516)
Transfer from (to) interest maintenance reserve	874	118,706	(368,479)

Net realized capital gains (losses) on investments	$229,130	$(71,838)	$411,452

48

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2019	2018	2017
Bonds	$25,237	$8,468	$32,575
Preferred stocks	(6,052)	(1,856)	(1,182)
Common stocks	12	(1,197)	(37,604)
Affiliated entities	19,774	29,355	10,774
Cash equivalents and short-term investments	(13)	29	35
Derivatives	(25,855)	(4,952)	36,372
Other invested assets	48,659	10,159	(49,430)

Change in unrealized capital gains (losses), before taxes	61,762	40,006	(8,460)
Taxes on unrealized capital gains (losses)	(10,064)	(3,048)	(13,166)

Change in unrealized capital gains (losses), net of tax	$51,698	$36,958	$(21,626)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations, net of reinsurance, at December 31, 2019 and 2018 were as follows:

	2019		2018
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$8,311	$1,553	$9,413	$1,652
Ordinary renewal business	143,173	113,543	149,737	117,652
Group life direct business	5,805	4,051	6,768	4,753
Credit direct business	22	22	86	86

	$157,311	$119,169	$166,004	$124,143

49

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit-type contracts and policy claims at December 31, 2019 and 2018 were as follows:

	Year Ended December 31
	2019	2018
Life insurance reserves	$10,444,776	$9,567,419
Annuity reserves and supplementary contracts with life contingencies	1,383,733	1,466,569
Accident and health reserves (including long term care)	6,066,092	5,931,736

Total policy reserves	$17,894,601	16,965,724

Deposit-type contracts	356,309	584,693
Policy claims	463,716	434,245

Total policy reserves, deposit-type contracts and claim liabilities	$18,714,626	$17,984,662

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based upon the 1941, 1958, 1980, 2001 and 2017 Commissioner’s Standard Ordinary Mortality Tables, the 1912, 1941 and 1961 Standard Industrial Mortality Tables, the 1960 Commissioner’s Standard Group Mortality Table, and the American Men, Actuaries and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.50 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

At December 31, 2019 and 2018, the Company had insurance in force aggregating $3,797,278 and $4,392,920 respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Iowa Insurance Division. The Company established policy reserves of $44,585 and $49,923 to cover these deficiencies at December 31, 2019 and 2018, respectively.

50

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 1% of ordinary life insurance in force at December 31, 2019 and 2018.

For the years ended December 31, 2019, 2018 and 2017, premiums for participating life insurance policies were $920, $963 and $1,003, respectively. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,030, $1,025 and $1,081 to policyholders during 2019, 2018 and 2017, respectively, and did not allocate any additional income to such policyholders.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 1.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include GICs and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications of Insurance or Managed Care Contracts. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with VM-21. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation covers all variable annuity products. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, guaranteed minimum death benefits, guaranteed minimum withdrawal benefits, guaranteed minimum income benefits, and variable payout annuity with guaranteed floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the stochastic reserves plus the additional standard projection amount.

Both the stochastic reserves and the standard projection are determined as the CTE70 of the scenario reserves. To determine the CTE70 values, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) and the Society of Actuaries. The stochastic reserves use and prudent estimate assumptions based on company experience, while the standard projection uses the assumptions prescribed in VM-21 for determining the additional standard projection amount.

51

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

At December 31, 2019 and 2018, the Company had no premium deficiency reserve related to accident and health policies.

The Company’s primary method utilized to estimate premium adjustments for contracts subject to redetermination is to review experience periodically and to adjust premiums for differences between the experience anticipated at the time of redetermination and that underlying the original premiums. The Company has not limited its degree of discretion contractually; however, in some states it has agreed not to raise premiums in order to recoup past losses. The Company forgoes premium changes on existing policies at its option if the administrative cost and other business issues associated with the change outweigh the direct financial impact of the change. Also, the Company has extra-contractually guaranteed the current premium scale for certain policies.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

The Company does not write any accident and health business that is subject to the Affordable Care Act risk sharing provisions.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

52

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2019
2019	$—	$864,693	$266,218	$598,474
2018 and prior	1,860,793	(18,289)	558,704	1,283,801

	1,860,793	$846,404	$824,922	1,882,276

Active life reserve	$4,390,665			$4,512,675

Total accident and health reserves	$6,251,458			$6,394,951

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$—	$954,895	$294,034	$660,861
2017 and prior	1,751,452	(12,178)	539,342	1,199,932

	1,751,452	$942,717	$833,376	1,860,793

Active life reserve	$4,238,123			$4,390,665

Total accident and health reserves	$5,989,575			$6,251,458

The Company’s unpaid claims reserve was increased (decreased) by $(18,289) and $(12,178) for the years ended December 31, 2019 and 2018, respectively, for health claims that were incurred prior to those balance sheet dates. The change in 2019 and 2018 resulted primarily from variances in the estimated frequency of claims and claim severity.

53

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Activity in the liability for unpaid claims adjustment expense is summarized as follows:

	Liability Beginning of Year	Incurred	Paid	Liability End of Year
Year ended December 31, 2019
2019	$—	$15,113	$1,428	$13,685
2018 and prior	46,226	(14,407)	2,464	29,355

	$46,226	$706	$3,892	$43,040

Year ended December 31, 2018
2018	$—	$19,236	$2,819	$16,417
2017 and prior	43,512	(11,813)	1,890	29,809

	$43,512	$7,423	$4,709	$46,226

The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2019 or 2018.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Included in the liability for deposit-type contracts at December 31, 2019 and 2018 are approximately $11,288 and $11,543, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from the Company which secures that particular series of notes. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for the principal and interest for these funding agreements are afforded equal priority as other policyholders.

54

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity, deposit fund and life products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on annuity and deposit fund products, by withdrawal characteristics, is summarized as follows:

	December 31 2019
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Individual Annuities:
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$7,602	$6,629	$—	$14,230	0%
At book value less surrender charge of 5% or more	2,535	—	—	2,535	0
At fair value	85	—	20,282,900	20,282,984	93

Total with adjustment or at fair value	10,221	6,629	20,282,900	20,299,749	93
At book value without adjustment (minimal or no charge or adjustment)	963,508	—	—	963,508	4
Not subject to discretionary withdrawal provision	321,922	—	134,490	456,411	2

Total individual annuity reserves	1,295,651	6,629	20,417,389	21,719,669	100%

Less reinsurance ceded	210,156	—	—	210,156

Net individual annuity reserves	$1,085,496	$6,629	$20,417,389	$21,509,514

	December 31 2019
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Group Annuities
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$711	$8,844	$—	$9,555	0%
At fair value	—	—	2,142,869	2,142,869	86

Total with adjustment or at fair value	711	8,844	2,142,869	2,152,424	86
At book value without adjustment (minimal or no charge or adjustment)	318,578	—	—	318,578	13
Not subject to discretionary withdrawal provision	29,631	—	—	29,631	1

Total group annuity reserves	348,920	8,844	2,142,869	2,500,633	100%

Less reinsurance ceded	—	—	—	—

Net group annuity reserves	$348,920	$8,844	$2,142,869	$2,500,633

55

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2019
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Deposit-type contracts (no life contingencies):
Not subject to discretionary withdrawal provision	$320,770	$—	$2,417	$323,187	100%

Total deposit-type contracts	320,770	—	2,417	323,187	100%

Less reinsurance ceded	15,143	—	—	15,143

Net deposit- type contracts	$305,627	$—	$2,417	$308,044

Amount
Reconcililation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$1,145,835
Exhibit 5, Supp contracts with life contingencies section, total (net)	237,898
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	356,309

Subtotal	1,740,042
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	22,441,205
Exhibit 3, Supp contracts with life contingencies section, total	134,526
Other contract deposit funds	2,417

Subtotal	22,578,149

Combined total	$24,318,191

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Individal Annuities:
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$7,885	$6,677	$—	$14,562	0%
At book value less surrender charge of 5% or more	3,458	—	—	3,458	0
At fair value	3,038	—	17,464,766	17,467,804	92

Total with adjustment or at fair value	14,380	6,677	17,464,766	17,485,824	92
At book value without adjustment (minimal or no charge or adjustment)	1,011,556	—	—	1,011,556	5
Not subject to discretionary withdrawal provision	405,171	—	103,186	508,357	3

Total individual annuity reserves	1,431,107	6,677	17,567,953	19,005,737	100%

Less reinsurance ceded	287,593	—	—	287,593

Net individual annuities reserves	$1,143,514	$6,677	$17,567,953	$18,718,144

56

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Group Annuities:
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$648	$9,780	$—	$10,427	0%
At fair value	—	—	2,437,946	2,437,946	86

Total with adjustment or at fair value	648	9,780	2,437,946	2,448,373	87
At book value without adjustment (minimal or no charge or adjustment)	343,252	—	—	343,252	12
Not subject to discretionary withdrawal provision	30,091	—	—	30,091	1

Total group annuities reserves	373,991	9,780	2,437,946	2,821,716	100%

Less reinsurance ceded	—	—	—	—

Net group annuities reserves	$373,991	$9,780	$2,437,946	$2,821,716

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Deposit-type contracts (no life contingencies):
provision	$549,673	$—	$1,693	$551,366	100%

Total deposit-type contracts	549,673	—	1,693	551,366	100%

Less reinsurance ceded	15,916	—	—	15,916

Net deposit-type contracts	$533,756	$—	$1,693	$535,450

Amount
Reconcililation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$1,252,507
Exhibit 5, Supp contracts with life contingencies section, total (net)	214,062
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	584,693

Subtotal	2,051,261
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	19,919,133
Exhibit 3, Supp contracts with life contingencies section, total	103,223
Other contract deposit funds	1,693

Subtotal	20,024,049

Combined total	$22,075,310

57

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Amount of reserves on life products, by withdrawal characteristics, is summarized as follow:

	December 31 2019
	General Account			Separate Account - Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$46,855	$49,165	$82,395	$—	$—	$—
Universal life	1,465,607	1,286,331	1,547,962	—	—	—
Universal life with secondary guarantees	2,375	2,338	2,391	—	—	—
Indexed universal life with secondary guarantees	3,825,616	2,436,729	3,500,501	—	—	—
Other permanent cash value life Insurance	3,299,189	3,513,583	5,450,095	—	—	—
Variable universal life	604,929	592,688	635,586	3,909,192	3,878,306	3,884,304
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	498,864	—	—	—
Accidental death benefits	—	—	15,453	—	—	—
Disability- active lives	—	—	35,660	—	—	—
Disability- disabled lives	—	—	116,543	—	—	—
Miscellaneous reserves	—	—	360,709	—	—	—

Total (gross)	9,244,572	7,880,834	12,246,159	3,909,192	3,878,306	3,884,304
Reinsurance ceded	179	179	1,801,384	—	—	—

Total (net)	$9,244,394	$7,880,656	$10,444,776	$3,909,192	$3,878,306	$3,884,304

Amount
Reconciliation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$9,935,044
Exhibit 5, Accidental death benefits section total (net)	15,453
Exhibit 5, Disability - active lives section, total (net)	32,467
Exhibit 5, Disability - disabled lives section, total (net)	115,629
Exhibit 5, Miscellaneous reserves section, total (net)	346,182

Subtotal	10,444,776
Separate Accounts Annual Statement:
Exhibit 3, Life insurance section, total	3,884,304

Subtotal	3,884,304

Combined total	$14,329,079

58

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
	General Account			Separate Account - Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$43,796	$46,558	$81,109	$—	$—	$—
Universal life	1,225,940	1,112,843	1,614,862	—	—	—
Universal life with secondary guarantees	2,429	2,366	2,432	—	—	—
Indexed universal life with secondary guarantees	3,204,343	1,978,577	2,888,016	—	—	—
Other permanent cash value life Insurance	3,914,841	4,136,607	5,386,907	—	—	—
Variable universal life	596,517	576,230	631,725	3,244,160	3,208,949	3,208,268
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	503,026	—	—	—
Accidental death benefits	—	—	16,248	—	—	—
Disability- active lives	—	—	34,741	—	—	—
Disability- disabled lives	—	—	119,414	—	—	—
Miscellaneous reserves	—	—	117,498	—	—	—

Total (gross)	8,987,866	7,853,181	11,395,979	3,244,160	3,208,949	3,208,268
Reinsurance ceded	5,974	5,974	1,828,560	—	—	—

Total (net)	$8,981,892	$7,847,206	$9,567,419	$3,244,160	$3,208,949	$3,208,268

Amount
Reconciliation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$9,299,306
Exhibit 5, Accidental death benefits section total (net)	16,248
Exhibit 5, Disability - active lives section, total (net)	31,530
Exhibit 5, Disability - disabled lives section, total (net)	118,484
Exhibit 5, Miscellaneous reserves section, total (net)	101,851

Subtotal	9,567,419
Separate Accounts Annual Statement:	—
Exhibit 3, Life insurance section, total	3,208,268

Subtotal	3,208,268

Combined total	$12,775,687

Separate Accounts

Certain separate and variable accounts held by the Company represent funds for which the benefit is determined by the performance and/or fair value of the investments held in the separate account. The assets of these are carried at fair value. These variable annuities generally provide an additional minimum guaranteed death benefit. Some variable annuities also provide a minimum guaranteed income benefit. The Company’s Guaranteed Indexed separate accounts provide customers a return based on the total performance of a specified financial index plus an enhancement. Hedging instruments that return the chosen index are purchased by the Company and held within the separate account. The assets in the accounts, carried at fair value, consist primarily of long-term bonds.

59

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Information regarding the separate accounts of the Company as of and for the year ended December 31, 2019, 2018 and 2017 is as follows:

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2019	$47	$844,837	$844,884

Reserves for separate accounts as of December 31, 2019 with assets at:
Fair value	$15,473	$26,446,979	$26,462,452

Total as of December 31, 2019	$15,473	$26,446,979	$26,462,452

Reserves for separate accounts by withdrawal characteristics as of December 31, 2019:
With fair value adjustment	$15,473	$—	$15,473
At fair value	—	26,310,072	26,310,072

Subtotal	$15,473	$26,310,072	$26,325,545
Not subject to discretionary withdrawal	—	136,907	136,907

Total separate account reserve liabilities at December 31, 2019	$15,473	$26,446,979	$26,462,452

60

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$166	$995,559	$995,725

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$16,457	$23,215,860	$23,232,317

Total as of December 31, 2018	$16,457	$23,215,860	$23,232,317

Reserves for separate accounts by withdrawal characteristics as of December 31, 2018:
With fair value adjustment	$16,457	$—	$16,457
At fair value	—	23,110,980	23,110,980

Subtotal	$16,457	$23,110,980	$23,127,437
Not subject to discretionary withdrawal	—	104,880	104,880

Total separate account reserve liabilities at December 31, 2018	$16,457	$23,215,860	$23,232,317

61

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$128	$1,005,564	$1,005,692

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$17,955	$24,836,712	$24,854,667

Total as of December 31, 2017	$17,955	$24,836,712	$24,854,667

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
With fair value adjustment	$17,955	$—	$17,955
At fair value	—	24,725,399	24,725,399

Subtotal	$17,955	$24,725,399	$24,743,354
Not subject to discretionary withdrawal	—	111,313	111,313

Total separate account reserve liabilities at December 31, 2017	$17,955	$24,836,712	$24,854,667

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	2019	2018	2017
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$866,291	$1,010,534	$1,024,418
Transfers from separate accounts	(2,228,421)	(1,460,192)	(1,290,485)

Net transfers from separate accounts	(1,362,130)	(449,658)	(266,067)
Miscellaneous reconciling adjustments	101,052	117,578	104,721

Net transfers as reported in the summary of operations of the life, accident and health annual statement	$(1,261,078)	$(332,080)	$(161,346)

62

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. The assets legally insulated from general account claims at December 31, 2019 and 2018 are attributed to the following products:

	2019	2018
Group annuities	$2,146,648	$2,446,903
Variable annuities	20,425,457	17,578,936
Variable universal life	3,909,194	3,244,160
Modified separate account	17,709	17,970
WRL asset accumulator	9,326	8,170

Total separate account assets	$26,508,334	$23,296,139

To compensate the general account for the risk taken, the separate account paid risk charges of $9,441, $11,344, $12,133, $11,993, and $12,368 to the general account in 2019, 2018, 2017, 2016 and 2015, respectively. During the years ended December 31, 2019, 2018, 2017, 2016 and 2015, the general account of the Company had paid $540, $480, $750, $15,371, and $43,256, respectively, toward separate account guarantees.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums and annuity considerations earned reflect the following reinsurance amounts:

	Year Ended December 31
	2019	2018	2017
Direct premiums	$3,348,455	$3,578,753	$3,656,349
Reinsurance assumed - non affiliates	54,209	68,724	76,854
Reinsurance assumed - affiliates	414,063	405,528	2,153,409
Reinsurance ceded - non affiliates	(103,725)	(75,864)	(3,181,521)
Reinsurance ceded - affiliates	(365,122)	(427,119)	(408,787)

Net premiums earned	$3,347,881	$3,550,022	$2,296,304

The Company received reinsurance recoveries in the amount of $587,197, $591,703 and $558,976 during 2019, 2018 and 2017, respectively. At December 31, 2019 and 2018, estimated amounts recoverable from

63

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

reinsurers that have been deducted from policy and contract claim reserves totaled $31,033 and $29,604. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2019 and 2018 of $4,161,453 and $4,320,660, respectively, of which $1,920,004 and $2,016,383 were ceded to affiliates.

During 2019, 2018 and 2017, amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $279,776 ($181,854 after tax), $276,268 ($179,574 after tax) and $109,601 ($71,241 after tax), respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Letters of credit held for all unauthorized reinsurers as of December 31, 2019, 2018 and 2017 were $1,235,644, $1,285,244 and $1,330,944 respectively.

Effective July 1, 2019, the Company recaptured indexed universal life and variable universal life insurance business from an affiliate, WFG Reinsurance Limited. The Company paid cash of $39,039, recaptured $1,725 in policyholder reserves, $488 in claim reserves and policy loans of $1,176. The transaction resulted in a pre-tax loss of $40,076 which was partially offset by a commission expense allowance of $6,472 as unamortized amounts previously deferred to unassigned surplus related to the original inforce reinsurance transactions were released.

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $248 of funds withheld liability, recaptured $335 of policyholder reserves and $68 of claim reserves. The transaction resulted in a pre-tax loss of $155 which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $309 ($201 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, the Company recaptured insurance business from an affiliate, Harbor View Re Corp. The Company paid cash of $1,400, released a funds withheld liability of $9,750 and assumed $10,387 of policyholder reserves, $144 of claim reserves and net due premiums and commissions of $781. The transaction resulted in a pre-tax loss of $1,400 which has been included in the Statements of Operations.

Effective October 1, 2018, the Company recaptured group health insurance business from Transamerica Life Insurance Company (TLIC), an affiliate. The Company received cash of $33,799, recaptured $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax gain of $11,686 which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $2,191 ($1,424 after-tax) with a corresponding charge to unassigned surplus.

Effective June 29th, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business to Wilton Re. As a result of the

64

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

mutual concessions between the parties, Wilton Re paid the Company $19,084. In addition, the Company released a reinsurance receivable in the amount of $8,428 related to the initial proposed NSS used for closing. The net pretax impact to capital and surplus of these adjustments was $10,656.

Effective December 1, 2017, the Company entered into an agreement with TLIC to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to the Company. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The company received cash and invested assets with a market value of $6,487,360 along with policy reserves of $4,543,045 and claim reserves of $199,940 net of due an advance premium of $5,815 from TLIC (which the Company previously assumed on a modco basis). As a result of the transaction $1,144,148 of IMR were released from TLIC and transferred to the Company. The transaction results in a pre-tax gain of $606,041 ($393,926 net of tax) which has been reported in surplus. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/ Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $3,063,865, which included a ceding commission of $135,819, and released policy and deposit-type reserves of $2,264,229 and policy loans of $7,545 related to the business. Modified coinsurance separate account reserves of $401,609 were retained by the company. As a part of the transaction, the company realized $568,029 in net gains on the assets that were transferred of which $363,243 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $429,415, resulting in a pretax loss of $172,980, which has been included in the Statements of Operations.

Effective January 1, 2017, the Company entered into a coinsurance retrocession agreement with TLIC Watertree Reinsurance, Inc. (TWRI), an affiliate, under which TWRI coinsures to the Company accelerated death benefits on a product ceded from Transamerica Life Insurance Company to TWRI.

Effective April 14, 2015, the reinsurance agreement dated December 31, 2008 reinsuring variable annuity reinsurance between the Company and Transamerica International Re (Bermuda) Ltd (TIRe), an affiliate, was novated to Firebird Re Corp. (FReC), also an affiliate. Subsequent to the novation, the Companies entered into an amended and restated reinsurance agreement related to the block of business. The modified coinsurance reinsurance reserves were converted to coinsurance reserves and a general account funds withheld was established. During 2017, the Company received invested assets in the amount of $22,479 from FReC as settlement of reinsurance receivables. FReC merged into TLIC, an affiliate, effective October 1, 2018, so the reinsurance agreement is now with TLIC. In 2018, all reinsurance between the Company and TLIC (FReC) was settled in cash.

65

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2019 and 2018 and the change from the prior year are comprised of the following components:

	Ordinary	December 31, 2019 Capital	Total
Gross Deferred Tax Assets	$708,175	$31,638	$739,813
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	708,175	31,638	739,813
Deferred Tax Assets Nonadmitted	334,893	—	334,893

Subtotal (Net Deferred Tax Assets)	373,282	31,638	404,920
Deferred Tax Liabilities	129,055	44,616	173,671

Net Admitted Deferred Tax Assets	$244,227	$(12,978)	$231,249

		December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$693,441	$51,157	$744,598
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	693,441	51,157	744,598
Deferred Tax Assets Nonadmitted	335,913	—	335,913

Subtotal (Net Deferred Tax Assets)	357,528	51,157	408,685
Deferred Tax Liabilities	123,272	46,464	169,736

Net Admitted Deferred Tax Assets	$234,256	$4,693	$238,949

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$14,734	$(19,519)	$(4,785)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	14,734	(19,519)	(4,785)
Deferred Tax Assets Nonadmitted	(1,020)	—	(1,020)

Subtotal (Net Deferred Tax Assets)	15,754	(19,519)	(3,765)
Deferred Tax Liabilities	5,783	(1,848)	3,935

Net Admitted Deferred Tax Assets	$9,971	$(17,671)	$(7,700)

66

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2019	2018	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$364,402	$361,776	$2,626
Investments	74,613	68,973	5,640
Deferred acquisition costs	237,251	227,453	9,798
Policyholder dividends accrual	196	210	(14)
Fixed assets	1,590	420	1,170
Compensation and benefits accrual	383	358	25
Receivables - nonadmitted	19,999	23,535	(3,536)
Other (including items <5% of total ordinary tax assets)	9,741	10,716	(975)

Subtotal	708,175	693,441	14,734

Nonadmitted	334,893	335,913	(1,020)

Admitted ordinary deferred tax assets	373,282	357,528	15,754

Capital:
Investments	31,638	51,157	(19,519)
Subtotal	31,638	51,157	(19,519)
Admitted capital deferred tax assets	31,638	51,157	(19,519)

Admitted deferred tax assets	$404,920	$408,685	$(3,765)

	Year Ended December 31
	2019	2018	Change
Deferred Tax Liabilities:
Ordinary
Investments	$72,740	$66,130	$6,610
Policyholder reserves	53,123	53,653	(530)
Other (including items <5% of total ordinary tax liabilities)	3,191	3,489	(298)

Subtotal	129,054	123,272	5,782
Capital
Investments	44,617	46,464	(1,847)
Subtotal	44,617	46,464	(1,847)

Deferred tax liabilities	173,671	169,736	3,935

Net deferred tax assets/liabilities	$231,249	$238,949	$(7,700)

As a result of the 2017 Tax Cuts and Jobs Act (TCJA), the Company’s tax reserve deductible temporary difference decreased by ($400,000). This change results in an offsetting $400,000 deductible temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The remaining amortizable balance is included within the Policyholder Reserves line items above.

67

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

As discussed in Note 2, for the years ended December 31, 2019 and 2018 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

				December 31, 2019
			Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$—	$11,238	$11,238
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		220,011	—	220,011
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	220,011	—	220,011
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	310,453
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a)and 2(b) above) Offset by Gross Deferred Tax Liabilities		153,271	20,400	173,671

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$373,282	$31,638	$404,920

			Ordinary	December 31, 2018 Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$—	$17,086	$17,086
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		221,863	—	221,863
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	221,863	—	221,863
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	258,932
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a)and 2(b) above) Offset by Gross Deferred Tax Liabilities		135,665	34,071	169,736

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$357,528	$51,157	$408,685

68

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

			Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$—	$(5,848)	$(5,848)
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		(1,852)	—	(1,852)
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	(1,852)	—	(1,852)
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	51,521
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities		17,606	(13,671)	3,935

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$15,754	$(19,519)	$(3,765)

			December 31
			2019	2018	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount			877%	758%	119%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 Above			$2,069,687	$1,726,211	$343,476

69

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The impact of tax planning strategies at December 31, 2019 and 2018 was as follows:

		December 31, 2019
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	0%	2%

		December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	0%	30%	4%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2019	2018	Change
Current Income Tax
Federal	$39,259	$30,372	$8,887

Subtotal	39,259	30,372	8,887
Federal income tax on net capital gains	8,597	(47,135)	55,732

Federal and foreign income taxes incurred	$47,856	$(16,763)	$64,619

	Year Ended December 31
	2018	2017	Change
Current Income Tax
Federal	$30,372	$903,151	$(872,779)

Subtotal	30,372	903,151	(872,779)
Federal income tax on net capital gains	(47,135)	94,516	(141,651)

Federal and foreign income taxes incurred	$(16,763)	$997,667	$(1,014,430)

70

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2019	2018	2017
Current income taxes incurred	$47,856	$(16,763)	$997,667
Change in deferred income taxes (without tax on unrealized gains and losses)	(10,084)	(7,833)	39,231

Total income tax reported	$37,772	$(24,596)	$1,036,898

Income before taxes	$619,186	$400,924	$1,058,153
	21.00%	21.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$130,029	$84,194	$370,354

Increase (decrease) in actual tax reported resulting from:

Pre-tax income of disregarded subsidiaries	$(2,007)	$(2,411)	$(1,074)
Dividends received deduction	(31,895)	(25,962)	(46,859)
Tax-exempt income	(861)	(1,102)	(1,663)
Nondeductible expenses	252	604	304
Pre-tax items reported net of tax	(52,817)	(54,399)	344,472
Tax credits	(13,951)	(9,199)	(6,892)
Prior period tax return adjustment	4,028	(21,398)	4,029
Change in tax rates	—	—	357,034
Change in uncertain tax positions	—	948	(3,844)
Deferred tax expense on other items in surplus	4,916	3,900	20,986
Other	78	229	51

Total income tax reported	$37,772	$(24,596)	$1,036,898

On December 22, 2017, the TCJA reduced the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $357,034, excluding $23,017 of net deferred tax asset reduction on unrealized gains/(losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see the listing of companies in Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based

71

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2019.

The following is income tax expense for current year and preceding years that is available for recoupment in the event of future losses:

Total
2019	$7,361
2018	$—
2017	$72,284

The total amount of the unrecognized tax benefits that, if recognized, would affect the effective income tax rate:

Unrecognized Tax Benefits
Balance at January 1, 2018	$1,804
Tax positions taken during prior period	948

Balance at December 31, 2018	$2,752

Balance at December 31, 2019	$2,752

The Company classifies interest and penalties related to income taxes as income tax expense. The amount of interest and penalties accrued on the balance sheet as income taxes includes the following:

	Interest	Penalties	Total payable (receivable)
Balance at January 1, 2017	$236	$—	$236
Interest expense (benefit)	(20)	—	(20)
Penalties expense (benefit)	—	—	—
Cash (paid) received	—	—	—

Balance at December 31, 2017	$216	$—	$216
Interest expense (benefit)	419	—	419
Penalties expense (benefit)	—	—	—
Cash (paid) received	—	—	—

Balance at December 31, 2018	$635	$—	$635
Interest expense (benefit)	264	—	264
Penalties expense (benefit)	—	—	—
Cash (paid) received	—	—	—

Balance at December 31, 2019	$899	$—	$899

72

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has no federal income tax returns currently under examination. The Internal Revenue Service completed its examination for years 2009 through 2013 resulting in tax return adjustments for which an appeals conference was requested. Federal income tax returns filed in 2014 through 2018 remain open, subject to potential future examination. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company has two classes of common stock, Class A and Class B. Each outstanding share of Class A is entitled to four votes for any matter submitted to a vote at a meeting of stockholders, whereas each outstanding share of Class B is entitled to one such vote. The Company has 10,000 shares of Class A and 10,000 shares of Class B common shares authorized at $750 per share par value of which, 9,819 of Class A and 3,697 of Class B were issued and outstanding at December 31, 2019 and 2018.

The Company has no preferred stock authorized.

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2019, without the prior approval of insurance regulatory authorities, is $349,625.

On February 1, 2019, the Company paid ordinary common stock dividends of $8,444 to Commonwealth General Corporation.

The Company received ordinary common stock dividends of $30,000, $20,000, $15,000, and $15,000 from World Financial Group Insurance Agency, Inc. on March 29, 2019, June 21, 2019, September 30, 2019, and December 20, 2019, respectively.

On December 20, 2019, Transamerica Realty paid ordinary common stock dividends of $2,826 to the Company.

The Company reported a contribution receivable from parent of $150,000 at December 31, 2017. The contribution was received on February 1, 2018.

On December 31, 2018 the Company received a $6 contribution from its subsidiary Transamerica Asset Management, Inc. On December 31, 2018, the Company paid a $1,360 non-cash contribution to its subsidiary, Real Estate Alternatives Portfolio 3A, Inc. (REAP 3A). On December 19, 2018, the Company received a common stock dividend from its subsidiary, World Financial Group Insurance Agency, Inc. in the amount of $30,000. On September 27, 2018, the Company received a non-cash common stock dividend from its subsidiary, World Financial Group Insurance Agency, Inc. in the amount of $30,000.

73

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2019, the Company meets the minimum RBC requirements.

The Company’s surplus notes are held by CGC and Transamerica Corporation (TA Corp). These notes are due 20 years from the date of issuance at an interest rate of 6% and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the Iowa Insurance Division prior to paying quarterly interest payments.

On December 20, 2019, the Company repaid in full its $57,266 surplus note with Transamerica Corporation and made a partial repayment of $42,734 on its surplus note with Commonwealth General Corporation. The Company received IID approval for this transaction. Additional information related to the outstanding surplus notes at December 31, 2019 and 2018 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2019
CGC	$60,000	$6,306	$98,822	$300
TA Corp	—	3,627	45,724	—

Total	$60,000	$9,933	$144,546	$300

2018
CGC	$102,734	$6,164	$92,515	$514
TA Corp	57,266	3,436	42,097	286

Total	$160,000	$9,600	$134,612	$800

74

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

11. Securities Lending

The Company participates in an agent-managed securities lending program in which the Company primarily loans out US Treasuries and other bonds. The Company receives collateral equal to 102% of the fair value of the loaned government or other domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2019 and 2018, respectively, securities with a fair value of $716,001 and $555,825 were on loan under securities lending agreements as part of this program. At December 31, 2019 and 2018, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $757,186 and $575,155 at December 31, 2019 and 2018, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2019	2018
Open	$757,186	$574,886

Total	757,186	574,886

Securities received	—	—

Total collateral received	$757,186	$574,886

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

75

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2019		2018
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$26,407	$26,407	$85,260	$85,260
30 days or less	208,268	208,268	140,236	140,236
31 to 60 days	309,546	309,546	104,248	104,249
61 to 90 days	75,517	75,517	60,156	60,155
91 to 120 days	73,818	73,818	104,653	104,653
121 to 180 days	63,630	63,630	80,602	80,602

Total	757,186	757,186	575,155	575,155

Securities received	—	—	—	—

Total collateral reinvested	$757,186	$757,186	$575,155	$575,155

For securities lending, the Company’s source of cash used to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $757,905 (fair value of $757,186) that are currently tradable securities that could be sold and used to pay for the $757,186 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by TA Corp which is qualified under Section 401(k) of the Internal Revenue Code. Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense was $1,746, $1,767 and $1,805 was allocated to the Company for the years ended December 31, 2019, 2018 and 2017, respectively.

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of the ERISA.

76

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the Internal Revenue Service Code.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP No. 102, Pensions. Pension expenses were $3,889, $3,832 and $4,166, for the years ended December 31, 2019, 2018 and 2017, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP No. 92, Postretirement Benefits Other Than Pensions. The Company expensed $585, $710 and $769 related to these plans for the years ended December 31, 2019, 2018 and 2017, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2019, 2018 and 2017 was insignificant.

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, LLC. whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The Company provides office space, marketing and administrative services to certain affiliates. The amount received by the Company as a result of being a party to these agreements was $121,914, $101,998 and $50,807 during 2019, 2018 and 2017, respectively. The amount paid as a result of being a party to these agreements was $449,378, $477,650 and $328,319 during 2019, 2018 and 2017, respectively.

77

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $19, $24 and $41 for the years ended December 31, 2019, 2018 and 2017, respectively.

At December 31, 2019 and 2018, the Company reported a net amount of $28,746 and ($12,506) (payable to)/receivable from parent, subsidiary and affiliated companies, respectively. Terms of settlement require that these amounts be settled within 90 days. Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate.

During 2019, 2018 and 2017, the Company (paid)/received net interest of ($37), ($582) and ($75), respectively, to affiliates.

The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Transamerica Series Trust. The Company received $20,792, $21,516 and $22,070 for these services during 2019, 2018 and 2017, respectively.

At December 31, 2019, the Company had short-term intercompany notes receivable of $102,900 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
Transamerica Corporation	$8,600	December 18, 2020	1.61%

Transamerica Corporation	94,300	December 30, 2020	1.61%

At December 31, 2018, the Company had short-term intercompany notes receivable of $194,600 as follows.

Receivable from	Amount	Due By	Interest Rate
Transamerica Corporation	$24,100	September 21, 2019	1.99%

Transamerica Corporation	22,500	October 3, 2019	2.15%

Transamerica Corporation	12,800	October 5, 2019	2.15%

Transamerica Corporation	29,200	October 26, 2019	2.15%

Transamerica Corporation	106,000	December 14, 2019	2.31%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TLIC. At December 31, 2019 and 2018, the cash surrender value of these policies was $170,124 and $167,126, respectively.

During 1998, TLIC issued life insurance policies to LIICA, covering the lives of certain LIICA employees. The Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008, resulting in the Company assuming all liabilities of TLIC arising under these policies. Accordingly, the Company held aggregate reserves for policies and contracts related to these policies of $181,648 and $179,004 at December 31, 2019 and 2018, respectively.

78

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

Information regarding the Company’s affiliated guarantees is available in Note 15. Commitments and Contingencies.

The Company utilizes the look-through approach in valuing its investment in the following ten entities.

Real Estate Alternatives Portfolio 3, LLC	$6,338
Real Estate Alternatives Portfolio 4 HR, LLC	$47,545
Real Estate Alternatives Portfolio 4 MR, LLC	$3,043
Aegon Multi-Family Equity Fund, LLC	$14,713
Aegon Workforce Housing Fund 2, L.P.	$40,684
Aegon Workforce Housing Fund 3, L.P.	$6,238
Natural Resources Alternatives Portfolio I, LLC	$85,097
Natural Resources Alternatives Portfolio II, LLC	$2
Natural Resources Alternatives Portfolio 3, LLC	$79,648
Zero Beta Fund, LLC	$283,925

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97 entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies, entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

79

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2019 and 2018:

December 31, 2019

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	37%	$8,949	$8,949	$—
INTERSECURITIES INS AGENCY INC	100	—	—	—
TRANSAMERICA ASSET MANAGEMENT INC	77	90,420	90,420	—
TRANSAMERICA FUND SERVICES INC	44	—	—	—
WORLD FIN GRP INSURANCE AGENCY INC	100	—	—	—
AEGON DIRECT MARKETING SVC INC	73	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$99,369	$99,369	$—

SSAP No. 97 8b(iv) Entities
0	—%	$—	$—	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$—	$—	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$99,369	$99,369	$—

Aggregate Total	XXX	$99,369	$99,369	$—

80

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	37%	$15,475	$15,475	$—
INTERSECURITIES INS AGENCY INC	100	—	—	—
TRANSAMERICA ASSET MANAGEMENT INC	77	68,079	68,079	—
TRANSAMERICA FUND SERVICES INC	44	—	—	—
WORLD FIN GRP INSURANCE AGENCY INC	100	—	—	—
AEGON DIRECT MARKETING SVC INC	74	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$83,554	$83,554	$—

SSAP No. 97 8b(iv) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$—	$—	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$83,554	$83,554	$—

Aggregate Total	XXX	$83,554	$83,554	$—

81

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities) as of December 31, 2019 and 2018:

December 31, 2019

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
			$—

Total SSAP No. 97 8a Entities	—	—	—	—	—	—

SSAP No. 97 8b(ii) Entities
			$—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	1/6/2020	$14,455	Y	N	I
INTERSECURITIES INS AGENCY INC	NA		—	—	—	I
TRANSAMERICA ASSET MANAGEMENT INC	S2	8/30/2019	66,705	Y	N	I
TRANSAMERICA FUND SERVICES INC	NA		—	—	—	I
WORLD FIN GRP INSURANCE AGENCY INC	NA		—	—	—	I
AEGON DIRECT MARKETING SVC INC	NA		—	—	—	I

Total SSAP No. 97 8b(iii) Entities	—	—	$81,160	—	—	—

SSAP No. 97 8b(iv) Entities
			$—

Total SSAP No. 97 8b(iv) Entities	—	—	$—	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$81,160	—	—	—

Aggregate Total	—	—	$81,160	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

82

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None	—		$—	—	—	—

Total SSAP No. 97 8a Entities	—	—	$—	—	—	—

SSAP No. 97 8b(ii) Entities
None	—		$—	—	—	—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$11,370	Y	N	I
INTERSECURITIES INS AGENCY INC	NA		—	—	—	I
TRANSAMERICA ASSET MANAGEMENT INC	S2	2/19/2019	39,532	Y	N	I
TRANSAMERICA FUND SERVICES INC	NA		—	—	—	I
WORLD FIN GRP INSURANCE AGENCY INC	NA		—	—	—	I
AEGON DIRECT MARKETING SVC INC	NA		—	—	—	I

Total SSAP No. 97 8b(iii) Entities	—	—	$50,902	—	—	—

SSAP No. 97 8b(iv) Entities
None	—		$—	—	—	—

Total SSAP No. 97 8b(iv) Entities	—	—	$—	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$50,902	—	—	—

Aggregate Total	—	—	$50,902	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

83

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

14. Managing General Agents

The Company utilizes managing general agents (MGA) and third-party administrators (TPA) in its operation. Information regarding these entities for the year ended December 31, 2019 is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355	23-1945930	NO	Deferred and Income Annuities	C,B,P,U	$631,289

Total					$631,289

C-	Claims Payment
B-	Binding Authority1%
P-	Premium Collection
U-	Underwriting

For the years ended December 31, 2019, 2018 and 2017, respectively, direct premiums of $631,289, $783,938 and $928,060 were written by MGA’s and TPA’s.

15. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors on assets totaling $50,276,331 and $52,252,582 as of December 31, 2019 and 2018, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. There has been no contract reserve established for the possibility of unexpected benefit payments at below market interest rates at December 31, 2019 and 2018, respectively. Effective July 1, 2017, the Company entered into a coinsurance agreement under which the Company cedes 50% of its outstanding synthetic GIC notional.

At December 31, 2019 and 2018, the Company has mortgage loan commitments of $205,984 and $166,585, respectively.

84

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has contingent commitments of $457,896 and $311,089 at December 31, 2019 and 2018, respectively, to provide additional funding for various joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $66,571 and $77,186.

Private placement commitments outstanding as of December 31, 2019 were $73,260. Private placement commitments outstanding as of December 31, 2018 were and $34,030.

There were no securities acquired (sold) on a TBA basis as of December 31, 2019 and 2018, respectively.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. The amount of cash collateral pledged by the Company as of December 31, 2019 and 2018, respectively, was $0 and $11,500.

At December 31, 2019 and 2018, securities in the amount of $0 and $1,777, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheet as the Company does not have the ability to sell or repledge the collateral.

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds to improve spread lending liquidity. The Company has determined the actual/estimated maximum borrowing capacity as $1,866,170. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

At December 31, 2019 and 2018, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2019	2018
Membership Stock:
Class A	$—	$—
Class B	10,000	10,000
Activity Stock	47,000	56,800
Excess Stock	—	—

Total	$57,000	$66,800

85

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
Membership Stock
Class A	$—	$—	$—	$—
Class B	—	—	—	10,000

Total	$—	$—	$—	$10,000

At December 31, 2019 and 2018, the amount of collateral pledged and the maximum amount pledged to the FHLB during the reporting period was as follows:

	Fair Value	Carry Value
December 31, 2019
Total Collateral Pledged	$1,928,082	$1,829,749
Maximum Collateral Pledged	1,918,144	1,872,037

	Fair Value	Carry Value
Decemeber 31, 2018
Total Collateral Pledged	$2,063,593	$2,086,543
Maximum Collateral Pledged	2,066,367	2,135,128

At December 31, 2019 and 2018, the borrowings from the FHLB were as follows:

	December 31, 2019		December 31, 2018
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established
Debt[1]	$1,175,000	$—	$1,175,000	$—
Funding agreements[2]	—	—	245,000	246,610
Other	—	—	—	—

Total	$1,175,000	$—	$1,420,000	$246,610

[1]	The maximum amount of borrowing during 2019 was $1,175,000
[2]	The maximum amount of borrowing during 2019 was $0

86

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

As of December 31, 2019 , the weighted average interest rate on FHLB advances was 2.120% with a weighted average term of 0.8 years. During 2018, the weighted average interest rate on FHLB advances was 2.738% with a weighted average term of 2.1 years.

At December 31, 2019, the borrowings from the FHLB were not subject to prepayment penalties.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The statutory reserve established at December 31, 2019 for the total payout block is $2,124,229. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The Company is a party to legal proceedings involving a variety of issues incidental to its business, including class actions lawsuits. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

In addition, the insurance industry has increasingly and routinely been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. For example, unclaimed property administrators and state insurance regulators are performing unclaimed property examinations of the life insurance industry in the U.S., including the Company. These are in some cases multi-state examinations that include the collective action of many of the states. Additionally, some states are conducting separate examinations or instituting separate enforcement actions in regard to unclaimed property laws and related claims practices. As other insurers in the United States have done, the Company identified certain additional internal processes that it has implemented or is in the process of implementing. As of December 31, 2019 and 2018, the Company’s reserves related to this matter were not material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for

87

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

financial reporting purposes. The Company has established a reserve of $2,780 and $3,122, and an offsetting premium tax benefit of $2,125 and $2,456 at December 31, 2019 and 2018, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $1,122, $386 and $1,193 for the years ended December 31, 2019, 2018 and 2017.

16. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2019 and 2018, the Company had dollar repurchase agreements outstanding in the amount of $255,491 and $110,400, respectively, which is included in borrowed money on the balance sheets. Those amounts include accrued interest of $677 and $360, at December 31, 2019 and 2018, respectively. At December 31, 2019, securities with a book value of $254,966 and a fair value of $255,467 were subject to dollar repurchase agreements. These securities have maturity dates that range from January 1, 2033 to November 1, 2049. At December 31, 2018, securities with a book value of $109,657 and a fair value of $111,051 were subject to dollar repurchase agreements. The Company does not have the legal right to recall or substitute the underlying assets prior to the transaction’s scheduled termination. Upon scheduled termination, the counterparty is obligated to return substantially similar assets.

The contractual maturities of dollar repurchase agreements are as follows:

	Fair Value
	2019	2018
Open	$254,814	$110,040
30 days or less	—	—
31 to 60 days	—	—
61 to 90 days	—	—
Greater than 90 days	—	—

Total	254,814	110,040

Securities received	—	—

Total collateral received	$254,814	$110,040

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. There were no securities of NAIC designation 3 or below sold during 2019 and reacquired within 30 days of the sale date.

88

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

17. Reconciliation to Statutory Statement

The following is a reconciliation of amounts previously reported to the Iowa Department of Financial Regulation in the 2019 Annual Statement, to those reported in the accompanying statutory-basis financial statements:

December 31 2019
Balance Sheets
Total assets as reported in the Company’s Annual Statement	$52,514,952
Increase in other assets	1,741

Total assets as reported in the accompanying audited statutory basis balance sheet	$52,516,693

Total liabilities as reported in the Company’s Annual Statement	$50,207,465
Increase in policy and contract claim reserves	8,292

Total liabilities as reported in the accompanying audited statutory basis balance sheet	$50,215,757

Total capital and surplus as reported in the Company’s Annual Statement	$2,307,487
Decrease in net income	(6,551)

Total capital and surplus as reported in the accompanying audited statutory basis balance sheet	$2,300,936

Statements of Operations
Statutory net income as reported in the Company’s Annual Statement	$578,755
Decrease in federal income tax (benefit) expense	1,741
Increase in death benefits	(8,292)

Total net income as reported in the accompanying audited statutory basis statement of operations	$572,204

The reconciling differences to the Annual Statement are driven by Management’s decision to record a current year adjustment identified after annual statement reporting.

18. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2019 through April 20, 2020.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified the following Type II subsequent events for the year ended December 31, 2019:

89

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

In January 2020, management entered into a letter of intent for the sale of the Pyramid Center Complex owned by the Company. The estimated pre-tax gain on the transaction is $450,000. The letter of intent is consistent with the Company’s objective to reduce its commercial real estate exposure and is expected to close in the second quarter of 2020.

Since January 2020, the Coronavirus disease (COVID-19) outbreak is causing disruption to business, markets, and industry. The Company is continuously monitoring the market, and the economic factors that impact the Company, to proactively manage the associated risks. At this point, management believes the most significant risks the Company faces are related to financial markets (particularly credit, equity, and interest rates risks), and underwriting risks (particularly related to mortality, morbidity and policyholder behavior). As of the audit report release date, the Company continues to monitor and evaluate the impacts of the COVID-19 crisis on the Company’s 2020 results through the use of sensitivities and stress testing. While it is too early to provide long-term impacts, if any, management has determined the Company remains strongly capitalized with RBC remaining within target limits set by the capital management policy.

90

Transamerica Premier Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
Transamerica Corporation	42-1484983
Aegon Asset Management Services Inc	39-1884868
Aegon Direct Marketing Services Inc	42-1470697
Aegon Financial Services Group Inc	41-1479568
Aegon Institutional Markets Inc	61-1085329
Aegon Management Company	35-1113520
Aegon USA Real Estate Services Inc	61-1098396
Aegon USA Realty Advisors of CA	20-5023693
AFSG Securities Corporation	23-2421076
AUSA Properties Inc	27-1275705
Commonwealth General Corporation	51-0108922
Creditor Resources Inc	42-1079584
CRI Solutions Inc	52-1363611
Financial Planning Services Inc	23-2130174
Garnet Assurance Corporation	11-3674132
Garnet Assurance Corporation II	14-1893533
Garnet Assurance Corporation III	01-0947856
Intersecurities Ins Agency	42-1517005
LIICA RE II	20-5927773
Massachusetts Fidelity Trust	42-0947998
MLIC RE I Inc	01-0930908
Money Services Inc	42-1079580
Monumental General Administrators Inc	52-1243288
Pearl Holdings Inc I	20-1063558
Pearl Holdings Inc II	20-1063571
Pine Falls Re Inc	26-1552330
Real Estate Alternatives Portfolio 3A Inc	20-1627078
River Ridge Insurance Company	20-0877184
Short Hills Management	42-1338496
Stonebridge Benefit Services Inc	75-2548428
Stonebridge Reinsurance Company	61-1497252
TCF Asset Management Corp	84-0642550

91

Transamerica Premier Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
TCFC Air Holdings Inc	32-0092333
TCFC Asset Holdings Inc	32-0092334
TLIC Oakbrook Reinsurance Inc.	47-1026613
TLIC Riverwood Reinsurance Inc	45-3193055
TLIC Watertree Reinsurance, Inc.	81-3715574
Tranasmerica Advisors Life Insurance Company	91-1325756
Transamerica Accounts Holding Corp	36-4162154
Transamerica Affinity Services Inc	42-1523438
Transamerica Affordable Housing Inc	94-3252196
Transamerica Agency Network Inc	61-1513662
Transamerica Asset Management	59-3403585
Transamerica Capital Inc	95-3141953
Transamerica Casualty Insurance Company	31-4423946
Transamerica Commercial Finance Corp I	94-3054228
Transamerica Consumer Finance Holding Company	95-4631538
Transamerica Corporation (OREGON)	98-6021219
Transamerica Distribution Finance Overseas Inc	36-4254366
Transamerica Finance Corporation	95-1077235
Transamerica Financial Advisors	59-2476008
Transamerica Financial Life Insurance Company	36-6071399
Transamerica Fund Services Inc	59-3403587
Transamerica Home Loan	95-4390993
Transamerica International Re (Bermuda) Ltd	98-0199561
Transamerica Investors Securities Corp	13-3696753
Transamerica Leasing Holdings Inc	13-3452993
Transamerica Life Insurance Company	39-0989781
Transamerica Pacific Insurance Co Ltd	94-3304740
Transamerica Premier Life Insurance Company	52-0419790
Transamerica Resources Inc	52-1525601
Transamerica Small Business Capital Inc	36-4251204
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790

92

Transamerica Premier Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959
Zero Beta Fund LLC	26-1298094

93

Statutory-Basis Financial

Statement Schedules

94

Transamerica Premier Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2019

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$1,560,785	$1,862,567	$1,615,584
States, municipalities and political subdivisions	833,144	850,566	833,144
Foreign governments	137,981	148,272	137,879
Hybrid securities	196,725	212,249	196,725
All other corporate bonds	15,095,418	16,922,223	15,094,633
Preferred stocks	14,277	4,361	4,955

Total fixed maturities	17,838,330	20,000,237	17,882,922

Equity securities
Common stocks:
Industrial, miscellaneous and all other	59,000	59,056	59,056

Total equity securities	59,000	59,056	59,056

Mortgage loans on real estate	2,737,109		2,737,109
Real estate	187,639		187,639
Policy loans	962,408		962,408
Other long-term investments	395,529		395,529
Receivable for securities	117		117
Securities lending	757,186		757,186
Cash, cash equivalents and short-term investments	625,320		625,320

Total investments	$23,562,638		$23,607,286

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.
(2)

United States government and corporate bonds of $3,256 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $2,272 due to having an NAIC 5 rating.

95

Transamerica Premier Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2019
Individual life	$9,986,959	$—	$130,291	$1,662,742	$599,147	$1,101,732	$752,986
Individual health	5,486,208	91,920	271,895	649,805	346,063	978,406	90,735
Group life and health	935,594	10,187	60,863	270,557	60,130	267,918	93,548
Annuity	1,383,733	—	667	764,777	89,519	2,147,944	(1,182,538)

	$17,792,494	$102,107	$463,716	$3,347,881	$1,094,859	$4,495,999	$(245,269)

Year ended December 31, 2018
Individual life	$9,092,422	$—	$108,676	$1,564,433	$461,112	$1,126,141	$699,006
Individual health	5,352,657	87,849	239,105	623,162	355,005	849,323	69,107
Group life and health	949,395	16,832	85,766	454,695	55,332	298,180	191,302
Annuity	1,466,569	—	698	907,732	87,245	1,223,719	(223,394)
Other	—	—	—	—	91,714	—	—

	$16,861,043	$104,681	$434,245	$3,550,022	$1,050,408	$3,497,363	$736,021

Year ended December 31, 2017
Individual life	$8,490,074	$—	$102,824	$1,030,788	$1,190,643	$1,233,999	$784,581
Individual health	5,104,517	86,651	232,622	2,206,192	(984,774)	5,013,202	(2,848,263)
Group life and health	948,227	25,767	98,609	739,799	20,356	758,598	(26,525)
Annuity	1,513,456	—	466	(1,680,475)	559,012	(786,325)	(563,464)
Other	—	—	—	—	94,255	—	—

	$16,056,274	$112,418	$434,521	$2,296,304	$879,492	$6,219,474	$(2,653,671)

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

96

Transamerica Premier Life Insurance Company

Reinsurance

(Dollars in Thousands)

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2019
Life insurance in force	$228,583,374	$58,822,199	$733,656	$170,494,831	0%

Premiums:
Individual life	$1,992,383	$352,503	$22,863	$1,662,743	1%
Individual health	266,540	21	383,287	649,806	59%
Group life and health	263,504	55,112	62,165	270,557	23%
Annuity	826,029	61,210	(43)	764,776	0%

	$3,348,455	$468,847	$468,272	$3,347,881	14%

Year ended December 31, 2018
Life insurance in force	$225,354,149	$65,732,854	$797,813	$160,419,108	0%

Premiums:
Individual life	$1,931,651	$391,966	$24,748	$1,564,433	2%
Individual health	241,100	129	382,191	623,162	61%
Group life and health	454,075	66,673	67,292	454,695	15%
Annuity	951,927	44,216	21	907,732	0%

	$3,578,753	$502,984	$474,252	$3,550,022	13%

Year ended December 31, 2017
Life insurance in force	$221,055,780	$69,201,990	$987,895	$152,841,685	1%

Premiums:
Individual life	$1,851,802	$846,830	$25,816	$1,030,788	3%
Individual health	227,972	(137)	1,978,082	2,206,191	90%
Group life and health	603,267	89,820	226,352	739,799	31%
Annuity	973,308	2,653,795	13	(1,680,474)	0%

	$3,656,349	$3,590,308	$2,230,263	$2,296,304	97%

97

19. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through September 28, 2020.

As discussed in Note 18 to the audited financial statements, the Company entered into a letter of intent for the sale of the Pyramid Center Complex owned by the Company. On June 30, 2020, a purchase and sale agreement was reached with a sales price of $650,000 and expected closure by the end of 2020. As such, the asset has been classified as held for sale beginning on June 30, 2020 until final sale closure.

On May 15, 2020, the Company paid a dividend to its parent company, CGC, in the amount $700,000. The dividend included $76,604 in cash and $623,396 in securities.

On June 22, 2020, the Company repaid $60,000 of a surplus note to CGC. The Company received approval from the IID prior to its repayment of the surplus note as well as prior to making interest payments.

On June 30, 2020, the Company provided $5,000 to Transamerica Pacific Re, Inc. (TPRe), a newly formed AXXX captive reinsurance related party entity, in consideration for 5,000 shares of its stock becoming the sole shareholder of TPRe. The Company provided an additional capital contribution of $70,000 to TPRe on June 30, 2020.

With approval from the IID, the Company entered into a reinsurance agreement with Wilton Reassurance Company to novate life owned life insurance policies previously issued by the Company to TLIC effective July 1, 2020. The company novated $183,967 of reserves and claim reserves, which was recorded as an adjustment to the balance sheet, and paid a ceding commission of $7,400. The transaction resulted in a pre-tax loss of $7,400 which has been included in the Statements of Operations.

Effective October 1, 2020, the Company was merged with TLIC, an Iowa domiciled affiliate, with TLIC emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Division.

98

FINANCIAL STATEMENTS

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Years Ended December 31, 2019 and 2018

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Financial Statements

Years Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Transamerica Premier Life Insurance Company and the Contract Owners of WRL Series Life Corporate Account

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts of WRL Series Life Corporate Account indicated in the table below as of December 31, 2019, and the related statements of operations and changes in net assets for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts of WRL Series Life Corporate Account as of December 31, 2019, and the results of each of their operations and the changes in each of their net assets for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

American Funds—Global Small Cap Class 2 Shares	Morningstar Income and Growth ETF Asset Allocation Class I Shares
American Funds—Growth Class 2 Shares	MS VIF Emerging Markets Debt Class I Shares
American Funds—International Class 2 Shares	MS VIF Emerging Markets Equity Class I Shares
American Funds—New World Class 2 Shares	PIMCO All Asset Administrative Class
DFA VA Global Bond	PIMCO All Asset Institutional Class
DFA VA International Small	PIMCO High Yield Institutional Class
DFA VA International Value	PIMCO Low Duration Institutional Class
DFA VA Short-Term Fixed	PIMCO Real Return Institutional Class
DFA VA U.S. Large Value	PIMCO Short-Term Institutional Class
DFA VA U.S. Targeted Value	PIMCO Total Return Institutional Class
DWS Equity 500 Index Class A Shares	Royce Capital Micro Cap Investment Class
DWS Small Cap Index Class A Shares	Royce Capital Small Cap Investment Class
Fidelity® VIP Balanced Initial Class	Rydex NASDAQ-100®
Fidelity® VIP Contrafund® Initial Class	Rydex VIT Nova
Fidelity® VIP Government Money Market Initial Class	T. Rowe Price Blue Chip Growth
Fidelity® VIP Growth Initial Class	T. Rowe Price Equity Income Service Class
Fidelity® VIP Growth Opportunities Initial Class	T. Rowe Price International Stock
Fidelity® VIP High Income Initial Class	T. Rowe Price Limited-Term Bond
First Eagle Overseas Variable	T. Rowe Price Mid-Cap Growth
Invesco V.I. American Franchise Series I Shares	T. Rowe Price New America Growth
Invesco V.I. American Value Series I Shares	Third Avenue Value-VST
Invesco V.I. Diversified Dividend Series I Shares	Vanguard®—Capital Growth
Invesco V.I. Health Care Series I Shares	Vanguard®—Diversified Value
Invesco V.I. Mid Cap Growth Series I Shares	Vanguard® Balanced
Invesco V.I. Small Cap Equity Series I Shares	Vanguard® Equity Income
Invesco V.I. Technology Series I Shares	Vanguard® Equity Index
Janus Henderson—Balanced Institutional Shares	Vanguard® Growth
Janus Henderson—Enterprise Institutional Shares	Vanguard® High Yield Bond
Janus Henderson—Flexible Bond Institutional Shares	Vanguard® International
Janus Henderson—Forty Institutional Shares	Vanguard® Mid-Cap Index
Janus Henderson—Global Research Institutional Shares	Vanguard® Money Market
Janus Henderson—Overseas Institutional Shares	Vanguard® Real Estate Index
Janus Henderson—Research Institutional Shares	Vanguard® Short-Term Investment Grade
Morningstar Aggressive Growth ETF Asset Allocation Class I Shares	Vanguard® Small Company Growth Service Class
Morningstar Balanced ETF Asset Allocation Class I Shares	Vanguard® Total Bond Market Index
Morningstar Conservative ETF Asset Allocation Class I Shares	Vanguard® Total Stock Market Index
Morningstar Growth ETF Asset Allocation Class I Shares

Basis for Opinions

These financial statements are the responsibility of the Transamerica Premier Life Insurance Company’s management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts of WRL Series Life Corporate Account based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the relevant ethical requirements relating to our audit, which include standards of the American Institute of Certified Public Accountants (AICPA) Code of Professional Conduct.

We conducted our audits of these financial statements in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2019 by correspondence with the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/PricewaterhouseCoopers LLP

Chicago, Illinois

April 17, 2020

We have served as the auditor of one or more of the subaccounts of WRL Series Life Corporate Account since 2014.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606

T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

1

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Assets and Liabilities

December 31, 2019

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
American Funds—Global Small Cap Class 2 Shares	—	$—	$—	$—	$—	—	$3.277272	$3.277272
American Funds—Growth Class 2 Shares	5,180.454	415,834	417,389	—	417,389	97,165	4.295691	4.295691
American Funds—International Class 2 Shares	6,394.811	124,396	132,884	—	132,884	50,294	2.642128	2.642128
American Funds—New World Class 2 Shares	48,011.759	1,096,471	1,228,621	(36)	1,228,585	371,420	3.307806	3.307806
DFA VA Global Bond	—	—	—	—	—	—	1.443533	1.662391
DFA VA International Small	212,990.806	2,522,842	2,666,645	—	2,666,645	1,466,687	1.818142	1.818142
DFA VA International Value	—	—	—	—	—	—	1.152420	1.152420
DFA VA Short-Term Fixed	—	—	—	—	—	—	1.146649	1.146649
DFA VA U.S. Large Value	124,429.630	3,163,718	3,415,593	6	3,415,599	1,328,454	2.571108	2.571108
DFA VA U.S. Targeted Value	2,612.894	45,247	46,980	—	46,980	18,613	2.524089	2.524089
DWS Equity 500 Index Class A Shares	—	—	—	—	—	—	3.141865	3.141865
DWS Small Cap Index Class A Shares	202,326.846	3,354,343	3,433,487	(17)	3,433,470	831,618	4.128664	4.128664
Fidelity® VIP Balanced Initial Class	0.145	3	3	(3)	—	—	3.324936	3.324936
Fidelity® VIP Contrafund® Initial Class	170,256.840	5,455,685	6,328,447	55	6,328,502	1,463,012	4.325667	5.608277
Fidelity® VIP Government Money Market Initial Class	28,093,973.850	28,093,974	28,093,974	37	28,094,011	19,671,046	1.428191	1.428191
Fidelity® VIP Growth Initial Class	56,563.823	3,752,695	4,473,633	(41)	4,473,592	1,515,698	2.951506	2.951506
Fidelity® VIP Growth Opportunities Initial Class	—	—	—	—	—	—	3.856508	3.856508
Fidelity® VIP High Income Initial Class	55,716.876	298,652	302,543	(4)	302,539	125,333	2.413890	2.413890
First Eagle Overseas Variable	5,054.651	124,235	130,157	—	130,157	34,566	3.765464	5.699713
Invesco V.I. American Franchise Series I Shares	—	—	—	—	—	—	2.670459	2.670459
Invesco V.I. American Value Series I Shares	—	—	—	—	—	—	3.620647	3.620647
Invesco V.I. Diversified Dividend Series I Shares	10,764.974	285,071	293,130	—	293,130	122,986	2.383437	2.383437
Invesco V.I. Health Care Series I Shares	3,710.583	99,158	112,171	6	112,177	26,794	4.186669	4.186669
Invesco V.I. Mid Cap Growth Series I Shares	1.211	6	7	(7)	—	—	2.304737	2.304737
Invesco V.I. Small Cap Equity Series I Shares	54,292.178	1,025,307	962,600	(8)	962,592	436,049	2.207531	2.207531
Invesco V.I. Technology Series I Shares	—	—	—	—	—	—	1.280883	1.280883
Janus Henderson—Balanced Institutional Shares	—	—	—	—	—	—	4.268601	4.268601
Janus Henderson—Enterprise Institutional Shares	—	—	—	—	—	—	3.745028	8.683694
Janus Henderson—Flexible Bond Institutional Shares	154,273.098	1,813,167	1,832,764	9	1,832,773	658,022	2.420739	2.785275
Janus Henderson—Forty Institutional Shares	—	—	—	—	—	—	4.065511	6.962067
Janus Henderson—Global Research Institutional Shares	—	—	—	—	—	—	1.725648	3.166981
Janus Henderson—Overseas Institutional Shares	0.055	2	2	(2)	—	—	2.237967	3.689210
Janus Henderson—Research Institutional Shares	—	—	—	—	—	—	2.481247	2.481247
Morningstar Aggressive Growth ETF Asset Allocation Class I Shares	—	—	—	—	—	—	1.896618	1.896618
Morningstar Balanced ETF Asset Allocation Class I Shares	—	—	—	—	—	—	1.766618	1.766618
Morningstar Conservative ETF Asset Allocation Class I Shares	—	—	—	—	—	—	1.483263	1.483263
Morningstar Growth ETF Asset Allocation Class I Shares	48,606.912	584,758	540,509	—	540,509	290,096	1.863208	1.863208
Morningstar Income and Growth ETF Asset Allocation Class I Shares	—	—	—	—	—	—	1.621763	1.621763
MS VIF Emerging Markets Debt Class I Shares	—	—	—	—	—	—	4.188560	4.188560
MS VIF Emerging Markets Equity Class I Shares	2,095.107	28,745	33,501	10	33,511	8,780	3.816607	3.816607
PIMCO All Asset Administrative Class	73,622.621	773,560	794,388	18	794,406	359,077	2.212356	2.212356
PIMCO All Asset Institutional Class	—	—	—	—	—	—	1.796319	1.796319

See accompanying notes.

2

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Assets and Liabilities

December 31, 2019

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
PIMCO High Yield Institutional Class	—	$—	$—	$—	$—	—	$3.572263	$3.572263
PIMCO Low Duration Institutional Class	38,294.042	386,858	390,599	(1)	390,598	248,769	1.570121	1.570121
PIMCO Real Return Institutional Class	1,275,352.513	15,748,751	16,120,456	(66)	16,120,390	8,530,525	1.889730	1.889730
PIMCO Short-Term Institutional Class	37,809.455	392,228	390,194	—	390,194	225,296	1.469951	1.731917
PIMCO Total Return Institutional Class	1,070,220.585	11,546,078	11,793,831	(3)	11,793,828	3,979,999	2.404627	2.963274
Royce Capital Micro Cap Investment Class	12,225.301	124,305	119,197	(19)	119,178	41,171	2.894696	3.348591
Royce Capital Small Cap Investment Class	11,110.150	113,647	90,992	(2)	90,990	25,207	3.609771	3.609771
Rydex NASDAQ-100®	—	—	—	—	—	—	7.621169	7.621169
Rydex VIT Nova	—	—	—	—	—	—	5.695546	5.695546
T. Rowe Price Blue Chip Growth	44,629.120	1,149,104	1,739,643	11	1,739,654	405,156	4.293792	4.293792
T. Rowe Price Equity Income Service Class	7,051.800	197,678	191,315	84	191,399	46,819	3.979799	4.088080
T. Rowe Price International Stock	2,420,958.306	35,402,011	37,815,369	(5)	37,815,364	20,649,171	1.831326	1.831326
T. Rowe Price Limited-Term Bond	1,106,045.087	5,341,432	5,386,440	(46)	5,386,394	3,674,861	1.465598	1.465741
T. Rowe Price Mid-Cap Growth	245,182.347	6,607,263	7,080,866	(20)	7,080,846	994,565	7.119541	8.033644
T. Rowe Price New America Growth	—	—	—	—	—	—	4.202691	4.202691
Third Avenue Value-VST	—	—	—	—	—	—	1.831880	2.443737
Vanguard®—Capital Growth	659,060.593	14,573,799	26,863,310	(45)	26,863,265	3,572,288	7.519904	7.519904
Vanguard®—Diversified Value	766,163.270	11,340,298	12,603,386	(13)	12,603,373	2,894,024	3.986329	4.361949
Vanguard® Balanced	473,224.067	10,732,065	11,802,208	14	11,802,222	2,744,803	4.227566	4.299843
Vanguard® Equity Income	404,962.075	9,026,593	9,787,933	(41)	9,787,892	2,242,620	4.364489	4.364489
Vanguard® Equity Index	1,452,701.707	49,259,218	69,293,871	4	69,293,875	15,318,652	4.277592	4.934663
Vanguard® Growth	—	—	—	—	—	—	3.926907	3.926907
Vanguard® High Yield Bond	75,258.732	585,660	616,369	2	616,371	189,394	3.175097	3.254445
Vanguard® International	1,102,184.174	21,884,822	31,963,341	(2)	31,963,339	6,917,996	4.604791	4.626615
Vanguard® Mid-Cap Index	1,282,045.019	24,588,828	30,807,542	(16)	30,807,526	5,146,966	5.984788	5.986178
Vanguard® Money Market	0.050	—	—	—	—	—	1.298351	1.320026
Vanguard® Real Estate Index	846,735.216	10,107,777	11,634,142	62	11,634,204	2,071,430	5.540786	6.081546
Vanguard® Short-Term Investment Grade	483,789.313	5,143,770	5,244,276	82	5,244,358	2,869,576	1.785093	1.827572
Vanguard® Small Company Growth Service Class	1,755,429.944	36,680,632	40,515,323	(10)	40,515,313	6,926,879	5.720844	6.055272
Vanguard® Total Bond Market Index	637,314.804	7,426,342	7,781,614	(34)	7,781,580	3,680,607	2.058739	2.114211
Vanguard® Total Stock Market Index	6,226.456	207,551	266,555	2	266,557	51,285	5.197575	5.197575

See accompanying notes.

3

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	American Funds - Global Small Cap Class 2 Shares Subaccount	American Funds - Growth Class 2 Shares Subaccount	American Funds - International Class 2 Shares Subaccount	American Funds - New World Class 2 Shares Subaccount	DFA VA Global Bond Subaccount
Net Assets as of December 31, 2017:	$—	$189,597	$18,667	$1,154,708	$—

Investment Income:
Reinvested Dividends	—	1,447	76	10,428	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	—	1,447	76	10,428	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	26,514	1,880	25,279	—
Realized Gain (Loss) on Investments	—	19,879	1,104	68,277	—

Net Realized Capital Gains (Losses) on Investments	—	46,393	2,984	93,556	—
Net Change in Unrealized Appreciation (Depreciation)	—	(69,623)	(3,132)	(279,945)	—

Net Gain (Loss) on Investment	—	(23,230)	(148)	(186,389)	—
Net Increase (Decrease) in Net Assets Resulting from Operations	—	(21,783)	(72)	(175,961)	—

Increase (Decrease) in Net Assets from Contract Transactions	—	155,223	(18,595)	297,078	—

Total Increase (Decrease) in Net Assets	—	133,440	(18,667)	121,117	—

Net Assets as of December 31, 2018:	$—	$323,037	$—	$1,275,825	$—

Investment Income:
Reinvested Dividends	—	2,840	1,812	10,915	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	—	2,840	1,812	10,915	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	39,014	3,115	46,566	—
Realized Gain (Loss) on Investments	—	(396)	—	85,489	—

Net Realized Capital Gains (Losses) on Investments	—	38,618	3,115	132,055	—
Net Change in Unrealized Appreciation (Depreciation)	—	57,310	8,488	162,905	—

Net Gain (Loss) on Investment	—	95,928	11,603	294,960	—
Net Increase (Decrease) in Net Assets Resulting from Operations	—	98,768	13,415	305,875	—

Increase (Decrease) in Net Assets from Contract Transactions	—	(4,416)	119,469	(353,115)	—

Total Increase (Decrease) in Net Assets	—	94,352	132,884	(47,240)	—

Net Assets as of December 31, 2019:	$—	$417,389	$132,884	$1,228,585	$—

See Accompanying Notes.

(1)	See Footnote 1

4

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	DFA VA International Small	DFA VA International Value	DFA VA Short-Term Fixed	DFA VA U.S. Large Value	DFA VA U.S. Targeted Value
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of December 31, 2017:	$3,517,738	$1,714	$—	$3,639,151	$21,185

Investment Income:
Reinvested Dividends	46,844	—	—	57,647	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	46,844	—	—	57,647	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	122,550	—	—	56,728	—
Realized Gain (Loss) on Investments	45,159	268	—	95,193	253

Net Realized Capital Gains (Losses) on Investments	167,709	268	—	151,921	253
Net Change in Unrealized Appreciation (Depreciation)	(780,503)	(298)	—	(555,003)	(366)

Net Gain (Loss) on Investment	(612,794)	(30)	—	(403,082)	(113)
Net Increase (Decrease) in Net Assets Resulting from Operations	(565,950)	(30)	—	(345,435)	(113)

Increase (Decrease) in Net Assets from Contract Transactions	(723,772)	(1,684)	—	(911,751)	(21,072)

Total Increase (Decrease) in Net Assets	(1,289,722)	(1,714)	—	(1,257,186)	(21,185)

Net Assets as of December 31, 2018:	$2,228,016	$—	$—	$2,381,965	$—

Investment Income:
Reinvested Dividends	65,947	—	—	71,927	649
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	65,947	—	—	71,927	649
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	29,274	—	—	36,502	1,141
Realized Gain (Loss) on Investments	2,459	—	—	27,230	(8)

Net Realized Capital Gains (Losses) on Investments	31,733	—	—	63,732	1,133
Net Change in Unrealized Appreciation (Depreciation)	418,751	—	—	543,304	1,732

Net Gain (Loss) on Investment	450,484	—	—	607,036	2,865
Net Increase (Decrease) in Net Assets Resulting from Operations	516,431	—	—	678,963	3,514

Increase (Decrease) in Net Assets from Contract Transactions	(77,802)	—	—	354,671	43,466

Total Increase (Decrease) in Net Assets	438,629	—	—	1,033,634	46,980

Net Assets as of December 31, 2019:	$2,666,645	$—	$—	$3,415,599	$46,980

See Accompanying Notes.

(1)	See Footnote 1

5

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	DWS Equity 500 Index Class A Shares Subaccount	DWS Small Cap Index Class A Shares Subaccount	Fidelity® VIP Balanced Initial Class Subaccount	Fidelity® VIP Contrafund® Initial Class Subaccount	Fidelity® VIP Government Money Market Initial Class Subaccount
Net Assets as of December 31, 2017:	$—	$4,414,436	$199,607	$5,624,766	$21,222,588

Investment Income:
Reinvested Dividends	—	41,281	542	41,322	456,263
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	—	41,281	542	41,322	456,263
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	292,991	8,294	498,400	—
Realized Gain (Loss) on Investments	—	114,413	28,946	269,929	—

Net Realized Capital Gains (Losses) on Investments	—	407,404	37,240	768,329	—
Net Change in Unrealized Appreciation (Depreciation)	—	(861,776)	(38,940)	(1,148,040)	—

Net Gain (Loss) on Investment	—	(454,372)	(1,700)	(379,711)	—
Net Increase (Decrease) in Net Assets Resulting from Operations	—	(413,091)	(1,158)	(338,389)	456,263

Increase (Decrease) in Net Assets from Contract Transactions	—	(581,858)	(198,449)	(103,213)	4,600,353

Total Increase (Decrease) in Net Assets	—	(994,949)	(199,607)	(441,602)	5,056,616

Net Assets as of December 31, 2018:	$—	$3,419,487	$—	$5,183,164	$26,279,204

Investment Income:
Reinvested Dividends	—	36,593	—	26,973	608,734
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	—	36,593	—	26,973	608,734
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	301,253	—	655,729	—
Realized Gain (Loss) on Investments	—	111,669	—	243,182	—

Net Realized Capital Gains (Losses) on Investments	—	412,922	—	898,911	—
Net Change in Unrealized Appreciation (Depreciation)	—	323,849	—	674,953	—

Net Gain (Loss) on Investment	—	736,771	—	1,573,864	—
Net Increase (Decrease) in Net Assets Resulting from Operations	—	773,364	—	1,600,837	608,734

Increase (Decrease) in Net Assets from Contract Transactions	—	(759,381)	—	(455,499)	1,206,073

Total Increase (Decrease) in Net Assets	—	13,983	—	1,145,338	1,814,807

Net Assets as of December 31, 2019:	$—	$3,433,470	$—	$6,328,502	$28,094,011

See Accompanying Notes.

(1)	See Footnote 1

6

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	Fidelity® VIP Growth Initial Class Subaccount	Fidelity® VIP Growth Opportunities Initial Class Subaccount	Fidelity® VIP High Income Initial Class Subaccount	First Eagle Overseas Variable Subaccount	Invesco V.I. American Franchise Series I Shares Subaccount
Net Assets as of December 31, 2017:	$4,570,982	$—	$172,294	$100,819	$—

Investment Income:
Reinvested Dividends	11,373	—	10,918	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	11,373	—	10,918	—	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	653,823	—	—	—	—
Realized Gain (Loss) on Investments	252,304	—	74	4,554	—

Net Realized Capital Gains (Losses) on Investments	906,127	—	74	4,554	—
Net Change in Unrealized Appreciation (Depreciation)	(894,042)	—	(17,223)	(9,933)	—

Net Gain (Loss) on Investment	12,085	—	(17,149)	(5,379)	—
Net Increase (Decrease) in Net Assets Resulting from Operations	23,458	—	(6,231)	(5,379)	—

Increase (Decrease) in Net Assets from Contract Transactions	(505,534)	—	27,139	(95,440)	—

Total Increase (Decrease) in Net Assets	(482,076)	—	20,908	(100,819)	—

Net Assets as of December 31, 2018:	$4,088,906	$—	$193,202	$—	$—

Investment Income:
Reinvested Dividends	11,472	—	14,436	399	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	11,472	—	14,436	399	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	284,453	—	—	4,329	—
Realized Gain (Loss) on Investments	206,280	—	(14)	60	—

Net Realized Capital Gains (Losses) on Investments	490,733	—	(14)	4,389	—
Net Change in Unrealized Appreciation (Depreciation)	812,760	—	21,114	5,922	—

Net Gain (Loss) on Investment	1,303,493	—	21,100	10,311	—
Net Increase (Decrease) in Net Assets Resulting from Operations	1,314,965	—	35,536	10,710	—

Increase (Decrease) in Net Assets from Contract Transactions	(930,279)	—	73,801	119,447	—

Total Increase (Decrease) in Net Assets	384,686	—	109,337	130,157	—

Net Assets as of December 31, 2019:	$4,473,592	$—	$302,539	$130,157	$—

See Accompanying Notes.

(1)	See Footnote 1

7

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	Invesco V.I. American Value Series I Shares Subaccount	Invesco V.I. Diversified Dividend Series I Shares Subaccount	Invesco V.I. Health Care Series I Shares Subaccount	Invesco V.I. Mid Cap Growth Series I Shares Subaccount	Invesco V.I. Small Cap Equity Series I Shares Subaccount
Net Assets as of December 31, 2017:	$188,277	$260,054	$96,150	$—	$939,831

Investment Income:
Reinvested Dividends	—	6,158	—	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	—	6,158	—	—	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	8,841	12,043	1	42,315
Realized Gain (Loss) on Investments	45,517	(8)	(419)	—	(22,101)

Net Realized Capital Gains (Losses) on Investments	45,517	8,833	11,624	1	20,214
Net Change in Unrealized Appreciation (Depreciation)	(45,495)	(34,474)	(11,066)	(1)	(138,031)

Net Gain (Loss) on Investment	22	(25,641)	558	—	(117,817)
Net Increase (Decrease) in Net Assets Resulting from Operations	22	(19,483)	558	—	(117,817)

Increase (Decrease) in Net Assets from Contract Transactions	(188,299)	(3,215)	(8,917)	—	(45,839)

Total Increase (Decrease) in Net Assets	(188,277)	(22,698)	(8,359)	—	(163,656)

Net Assets as of December 31, 2018:	$—	$237,356	$87,791	$—	$776,175

Investment Income:
Reinvested Dividends	—	7,958	42	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	—	7,958	42	—	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	14,768	2,359	1	110,978
Realized Gain (Loss) on Investments	—	(40)	(214)	—	(394)

Net Realized Capital Gains (Losses) on Investments	—	14,728	2,145	1	110,584
Net Change in Unrealized Appreciation (Depreciation)	—	36,506	25,581	1	95,439

Net Gain (Loss) on Investment	—	51,234	27,726	2	206,023
Net Increase (Decrease) in Net Assets Resulting from Operations	—	59,192	27,768	2	206,023

Increase (Decrease) in Net Assets from Contract Transactions	—	(3,418)	(3,382)	(2)	(19,606)

Total Increase (Decrease) in Net Assets	—	55,774	24,386	—	186,417

Net Assets as of December 31, 2019:	$—	$293,130	$112,177	$—	$962,592

See Accompanying Notes.

(1)	See Footnote 1

8

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	Invesco V.I. Technology Series I Shares Subaccount	Janus Henderson - Balanced Institutional Shares Subaccount	Janus Henderson - Enterprise Institutional Shares Subaccount	Janus Henderson - Flexible Bond Institutional Shares Subaccount	Janus Henderson - Forty Institutional Shares Subaccount
Net Assets as of December 31, 2017:	$—	$—	$—	$1,573,513	$—

Investment Income:
Reinvested Dividends	—	—	—	49,831	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	—	—	—	49,831	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—	—
Realized Gain (Loss) on Investments	—	—	—	(7,332)	—

Net Realized Capital Gains (Losses) on Investments	—	—	—	(7,332)	—
Net Change in Unrealized Appreciation (Depreciation)	—	—	—	(58,725)	—

Net Gain (Loss) on Investment	—	—	—	(66,057)	—
Net Increase (Decrease) in Net Assets Resulting from Operations	—	—	—	(16,226)	—

Increase (Decrease) in Net Assets from Contract Transactions	—	—	—	(7,845)	—

Total Increase (Decrease) in Net Assets	—	—	—	(24,071)	—

Net Assets as of December 31, 2018:	$—	$—	$—	$1,549,442	$—

Investment Income:
Reinvested Dividends	—	—	—	56,162	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	—	—	—	56,162	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—	—
Realized Gain (Loss) on Investments	—	—	—	312	—

Net Realized Capital Gains (Losses) on Investments	—	—	—	312	—
Net Change in Unrealized Appreciation (Depreciation)	—	—	—	92,973	—

Net Gain (Loss) on Investment	—	—	—	93,285	—
Net Increase (Decrease) in Net Assets Resulting from Operations	—	—	—	149,447	—

Increase (Decrease) in Net Assets from Contract Transactions	—	—	—	133,884	—

Total Increase (Decrease) in Net Assets	—	—	—	283,331	—

Net Assets as of December 31, 2019:	$—	$—	$—	$1,832,773	$—

See Accompanying Notes.

(1)	See Footnote 1

9

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	Janus Henderson - Global Research Institutional Shares Subaccount	Janus Henderson - Overseas Institutional Shares Subaccount	Janus Henderson - Research Institutional Shares Subaccount	Morningstar Aggressive Growth ETF Asset Allocation Class I Shares Subaccount	Morningstar Balanced ETF Asset Allocation Class I Shares Subaccount
Net Assets as of December 31, 2017:	$—	$—	$—	$65,571	$—

Investment Income:
Reinvested Dividends	—	—	—	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	—	—	—	—	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—	—
Realized Gain (Loss) on Investments	—	—	—	7,356	—

Net Realized Capital Gains (Losses) on Investments	—	—	—	7,356	—
Net Change in Unrealized Appreciation (Depreciation)	—	—	—	(4,456)	—

Net Gain (Loss) on Investment	—	—	—	2,900	—
Net Increase (Decrease) in Net Assets Resulting from Operations	—	—	—	2,900	—

Increase (Decrease) in Net Assets from Contract Transactions	—	—	—	(68,471)	—

Total Increase (Decrease) in Net Assets	—	—	—	(65,571)	—

Net Assets as of December 31, 2018:	$—	$—	$—	$—	$—

Investment Income:
Reinvested Dividends	—	—	—	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	—	—	—	—	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—	—
Realized Gain (Loss) on Investments	—	—	—	—	—

Net Realized Capital Gains (Losses) on Investments	—	—	—	—	—
Net Change in Unrealized Appreciation (Depreciation)	—	—	—	—	—

Net Gain (Loss) on Investment	—	—	—	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	—	—	—	—	—

Increase (Decrease) in Net Assets from Contract Transactions	—	—	—	—	—

Total Increase (Decrease) in Net Assets	—	—	—	—	—

Net Assets as of December 31, 2019:	$—	$—	$—	$—	$—

See Accompanying Notes.

(1)	See Footnote 1

10

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	Morningstar Conservative ETF Asset Allocation Class I Shares Subaccount	Morningstar Growth ETF Asset Allocation Class I Shares Subaccount	Morningstar Income and Growth ETF Asset Allocation Class I Shares Subaccount	MS VIF Emerging Markets Debt Class I Shares Subaccount	MS VIF Emerging Markets Equity Class I Shares Subaccount
Net Assets as of December 31, 2017:	$—	$349,040	$70,433	$—	$43,071

Investment Income:
Reinvested Dividends	—	9,256	—	—	169
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	—	9,256	—	—	169
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	45,523	—	—	—
Realized Gain (Loss) on Investments	—	25,670	(1,707)	—	1,035
Net Realized Capital Gains (Losses) on Investments	—	71,193	(1,707)	—	1,035
Net Change in Unrealized Appreciation (Depreciation)	—	(121,297)	2,334	—	(7,954)

Net Gain (Loss) on Investment	—	(50,104)	627	—	(6,919)
Net Increase (Decrease) in Net Assets Resulting from Operations	—	(40,848)	627	—	(6,750)

Increase (Decrease) in Net Assets from Contract Transactions	—	147,170	(71,060)	—	(4,658)

Total Increase (Decrease) in Net Assets	—	106,322	(70,433)	—	(11,408)

Net Assets as of December 31, 2018:	$—	$455,362	$—	$—	$31,663

Investment Income:
Reinvested Dividends	—	10,281	—	—	352
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	—	10,281	—	—	352
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	23,022	—	—	2,270
Realized Gain (Loss) on Investments	—	(820)	—	—	409

Net Realized Capital Gains (Losses) on Investments	—	22,202	—	—	2,679
Net Change in Unrealized Appreciation (Depreciation)	—	58,675	—	—	2,818

Net Gain (Loss) on Investment	—	80,877	—	—	5,497
Net Increase (Decrease) in Net Assets Resulting from Operations	—	91,158	—	—	5,849

Increase (Decrease) in Net Assets from Contract Transactions	—	(6,011)	—	—	(4,001)

Total Increase (Decrease) in Net Assets	—	85,147	—	—	1,848

Net Assets as of December 31, 2019:	$—	$540,509	$—	$—	$33,511

See Accompanying Notes.

(1)	See Footnote 1

11

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	PIMCO All Asset Administrative Class Subaccount	PIMCO All Asset Institutional Class Subaccount	PIMCO High Yield Institutional Class Subaccount	PIMCO Low Duration Institutional Class Subaccount	PIMCO Real Return Institutional Class Subaccount
Net Assets as of December 31, 2017:	$1,210,403	$53,120	$—	$321,329	$17,200,440

Investment Income:
Reinvested Dividends	29,581	689	—	4,322	425,396
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	29,581	689	—	4,322	425,396
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—	—
Realized Gain (Loss) on Investments	4,748	(2,511)	—	(4,167)	(51,892)

Net Realized Capital Gains (Losses) on Investments	4,748	(2,511)	—	(4,167)	(51,892)
Net Change in Unrealized Appreciation (Depreciation)	(85,568)	31	—	1,016	(700,385)

Net Gain (Loss) on Investment	(80,820)	(2,480)	—	(3,151)	(752,277)
Net Increase (Decrease) in Net Assets Resulting from Operations	(51,239)	(1,791)	—	1,171	(326,881)

Increase (Decrease) in Net Assets from Contract Transactions	(302,330)	(51,329)	—	56,964	(723,131)

Total Increase (Decrease) in Net Assets	(353,569)	(53,120)	—	58,135	(1,050,012)

Net Assets as of December 31, 2018:	$856,834	$—	$—	$379,464	$16,150,428

Investment Income:
Reinvested Dividends	22,653	—	—	11,261	286,258
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	22,653	—	—	11,261	286,258
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—	—
Realized Gain (Loss) on Investments	11,789	—	—	36	(42,271)

Net Realized Capital Gains (Losses) on Investments	11,789	—	—	36	(42,271)
Net Change in Unrealized Appreciation (Depreciation)	56,501	—	—	4,489	1,061,004

Net Gain (Loss) on Investment	68,290	—	—	4,525	1,018,733
Net Increase (Decrease) in Net Assets Resulting from Operations	90,943	—	—	15,786	1,304,991

Increase (Decrease) in Net Assets from Contract Transactions	(153,371)	—	—	(4,652)	(1,335,029)

Total Increase (Decrease) in Net Assets	(62,428)	—	—	11,134	(30,038)

Net Assets as of December 31, 2019:	$794,406	$—	$—	$390,598	$16,120,390

See Accompanying Notes.

(1)	See Footnote 1

12

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	PIMCO Short-Term Institutional Class Subaccount	PIMCO Total Return Institutional Class Subaccount	Royce Capital Micro Cap Investment Class Subaccount	Royce Capital Small Cap Investment Class Subaccount	Rydex NASDAQ-100® Subaccount
Net Assets as of December 31, 2017:	$374,500	$10,472,610	$127,935	$106,122	$—

Investment Income:
Reinvested Dividends	6,765	279,900	—	746	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	6,765	279,900	—	746	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	511	125,029	5,612	1,225	—
Realized Gain (Loss) on Investments	2,670	(120,368)	2,715	(5,729)	—

Net Realized Capital Gains (Losses) on Investments	3,181	4,661	8,327	(4,504)	—
Net Change in Unrealized Appreciation (Depreciation)	(6,073)	(329,535)	(19,681)	(4,042)	—

Net Gain (Loss) on Investment	(2,892)	(324,874)	(11,354)	(8,546)	—
Net Increase (Decrease) in Net Assets Resulting from Operations	3,873	(44,974)	(11,354)	(7,800)	—

Increase (Decrease) in Net Assets from Contract Transactions	26,955	13,001	(8,941)	(11,684)	—

Total Increase (Decrease) in Net Assets	30,828	(31,973)	(20,295)	(19,484)	—

Net Assets as of December 31, 2018:	$405,328	$10,440,637	$107,640	$86,638	$—

Investment Income:
Reinvested Dividends	10,425	350,541	—	587	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	10,425	350,541	—	587	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	11,740	10,527	—
Realized Gain (Loss) on Investments	38	33,146	1,100	(5,522)	—

Net Realized Capital Gains (Losses) on Investments	38	33,146	12,840	5,005	—
Net Change in Unrealized Appreciation (Depreciation)	1,116	520,336	8,213	9,920	—

Net Gain (Loss) on Investment	1,154	553,482	21,053	14,925	—
Net Increase (Decrease) in Net Assets Resulting from Operations	11,579	904,023	21,053	15,512	—

Increase (Decrease) in Net Assets from Contract Transactions	(26,713)	449,168	(9,515)	(11,160)	—

Total Increase (Decrease) in Net Assets	(15,134)	1,353,191	11,538	4,352	—

Net Assets as of December 31, 2019:	$390,194	$11,793,828	$119,178	$90,990	$—

See Accompanying Notes.

(1)	See Footnote 1

13

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	Rydex VIT Nova Subaccount	T. Rowe Price Blue Chip Growth Subaccount	T. Rowe Price Equity Income Service Class Subaccount	T. Rowe Price International Stock Subaccount	T. Rowe Price Limited-Term Bond Subaccount
Net Assets as of December 31, 2017:	$—	$1,597,937	$456,374	$41,104,020	$17,494,740

Investment Income:
Reinvested Dividends	—	—	6,831	466,699	223,451
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	—	—	6,831	466,699	223,451
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	44,028	30,506	3,287,182	—
Realized Gain (Loss) on Investments	—	180,807	9,608	470,985	(98,412)

Net Realized Capital Gains (Losses) on Investments	—	224,835	40,114	3,758,167	(98,412)
Net Change in Unrealized Appreciation (Depreciation)	—	(164,430)	(76,665)	(9,485,247)	(26,051)

Net Gain (Loss) on Investment	—	60,405	(36,551)	(5,727,080)	(124,463)
Net Increase (Decrease) in Net Assets Resulting from Operations	—	60,405	(29,720)	(5,260,381)	98,988

Increase (Decrease) in Net Assets from Contract Transactions	—	(316,011)	(122,414)	(5,638,594)	(9,131,332)

Total Increase (Decrease) in Net Assets	—	(255,606)	(152,134)	(10,898,975)	(9,032,344)

Net Assets as of December 31, 2018:	$—	$1,342,331	$304,240	$30,205,045	$8,462,396

Investment Income:
Reinvested Dividends	—	—	4,774	839,773	171,091
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	—	—	4,774	839,773	171,091
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	43,499	11,287	1,497,973	—
Realized Gain (Loss) on Investments	—	181,285	(15,612)	(2,343)	(35,256)

Net Realized Capital Gains (Losses) on Investments	—	224,784	(4,325)	1,495,630	(35,256)
Net Change in Unrealized Appreciation (Depreciation)	—	190,815	57,761	5,962,189	176,308

Net Gain (Loss) on Investment	—	415,599	53,436	7,457,819	141,052
Net Increase (Decrease) in Net Assets Resulting from Operations	—	415,599	58,210	8,297,592	312,143

Increase (Decrease) in Net Assets from Contract Transactions	—	(18,276)	(171,051)	(687,273)	(3,388,145)

Total Increase (Decrease) in Net Assets	—	397,323	(112,841)	7,610,319	(3,076,002)

Net Assets as of December 31, 2019:	$—	$1,739,654	$191,399	$37,815,364	$5,386,394

See Accompanying Notes.

(1)	See Footnote 1

14

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	T. Rowe Price Mid-Cap Growth Subaccount	T. Rowe Price New America Growth Subaccount	Third Avenue Value-VST Subaccount	Vanguard® - Capital Growth Subaccount	Vanguard® - Diversified Value Subaccount
Net Assets as of December 31, 2017:	$8,346,517	$—	$—	$24,702,054	$21,830,826

Investment Income:
Reinvested Dividends	—	—	—	208,986	403,223
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	—	—	—	208,986	403,223
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	800,648	—	—	655,915	788,057
Realized Gain (Loss) on Investments	413,468	—	—	1,130,584	1,223,231

Net Realized Capital Gains (Losses) on Investments	1,214,116	—	—	1,786,499	2,011,288
Net Change in Unrealized Appreciation (Depreciation)	(1,126,091)	—	—	(2,113,176)	(3,207,450)

Net Gain (Loss) on Investment	88,025	—	—	(326,677)	(1,196,162)
Net Increase (Decrease) in Net Assets Resulting from Operations	88,025	—	—	(117,691)	(792,939)

Increase (Decrease) in Net Assets from Contract Transactions	(2,920,898)	—	—	(2,372,545)	(10,750,156)

Total Increase (Decrease) in Net Assets	(2,832,873)	—	—	(2,490,236)	(11,543,095)

Net Assets as of December 31, 2018:	$5,513,644	$—	$—	$22,211,818	$10,287,731

Investment Income:
Reinvested Dividends	9,103	—	—	266,162	330,401
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	9,103	—	—	266,162	330,401
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	493,820	—	—	650,567	655,865
Realized Gain (Loss) on Investments	19,742	—	—	458,398	28,967

Net Realized Capital Gains (Losses) on Investments	513,562	—	—	1,108,965	684,832
Net Change in Unrealized Appreciation (Depreciation)	1,185,129	—	—	4,335,110	1,595,293

Net Gain (Loss) on Investment	1,698,691	—	—	5,444,075	2,280,125
Net Increase (Decrease) in Net Assets Resulting from Operations	1,707,794	—	—	5,710,237	2,610,526

Increase (Decrease) in Net Assets from Contract Transactions	(140,592)	—	—	(1,058,790)	(294,884)

Total Increase (Decrease) in Net Assets	1,567,202	—	—	4,651,447	2,315,642

Net Assets as of December 31, 2019:	$7,080,846	$—	$—	$26,863,265	$12,603,373

See Accompanying Notes.

(1)	See Footnote 1

15

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	Vanguard® Balanced Subaccount	Vanguard® Equity Income Subaccount	Vanguard® Equity Index Subaccount	Vanguard® Growth Subaccount	Vanguard® High Yield Bond Subaccount
Net Assets as of December 31, 2017:	$27,770,823	$4,744,018	$55,650,639	$—	$9,924,894

Investment Income:
Reinvested Dividends	327,544	117,569	924,779	—	72,957
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	327,544	117,569	924,779	—	72,957
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	691,544	310,127	900,187	—	—
Realized Gain (Loss) on Investments	3,057,274	32,804	2,098,267	—	323,834

Net Realized Capital Gains (Losses) on Investments	3,748,818	342,931	2,998,454	—	323,834
Net Change in Unrealized Appreciation (Depreciation)	(4,133,285)	(1,087,101)	(6,761,493)	—	(418,295)

Net Gain (Loss) on Investment	(384,467)	(744,170)	(3,763,039)	—	(94,461)
Net Increase (Decrease) in Net Assets Resulting from Operations	(56,923)	(626,601)	(2,838,260)	—	(21,504)

Increase (Decrease) in Net Assets from Contract Transactions	(15,464,595)	4,600,593	913,839	—	(8,791,463)

Total Increase (Decrease) in Net Assets	(15,521,518)	3,973,992	(1,924,421)	—	(8,812,967)

Net Assets as of December 31, 2018:	$12,249,305	$8,718,010	$53,726,218	$—	$1,111,927

Investment Income:
Reinvested Dividends	358,781	231,558	1,207,169	—	58,783
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	358,781	231,558	1,207,169	—	58,783
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	721,419	562,351	1,580,599	—	—
Realized Gain (Loss) on Investments	123,077	157,715	1,878,615	—	29,931

Net Realized Capital Gains (Losses) on Investments	844,496	720,066	3,459,214	—	29,931
Net Change in Unrealized Appreciation (Depreciation)	1,295,645	1,078,101	11,976,519	—	52,001

Net Gain (Loss) on Investment	2,140,141	1,798,167	15,435,733	—	81,932
Net Increase (Decrease) in Net Assets Resulting from Operations	2,498,922	2,029,725	16,642,902	—	140,715

Increase (Decrease) in Net Assets from Contract Transactions	(2,946,005)	(959,843)	(1,075,245)	—	(636,271)

Total Increase (Decrease) in Net Assets	(447,083)	1,069,882	15,567,657	—	(495,556)

Net Assets as of December 31, 2019:	$11,802,222	$9,787,892	$69,293,875	$—	$616,371

See Accompanying Notes.

(1)	See Footnote 1

16

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	Vanguard® International Subaccount	Vanguard® Mid-Cap Index Subaccount	Vanguard® Money Market Subaccount	Vanguard® Real Estate Index Subaccount	Vanguard® Short-Term Investment Grade Subaccount
Net Assets as of December 31, 2017:	$31,609,349	$29,105,609	$—	$11,114,798	$4,968,382

Investment Income:
Reinvested Dividends	244,031	345,624	—	318,782	83,708
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	244,031	345,624	—	318,782	83,708
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	816,692	1,405,257	—	390,888	—
Realized Gain (Loss) on Investments	618,279	714,855	—	(108,786)	(28,150)

Net Realized Capital Gains (Losses) on Investments	1,434,971	2,120,112	—	282,102	(28,150)
Net Change in Unrealized Appreciation (Depreciation)	(5,562,462)	(4,943,949)	—	(1,184,442)	(17,022)

Net Gain (Loss) on Investment	(4,127,491)	(2,823,837)	—	(902,340)	(45,172)
Net Increase (Decrease) in Net Assets Resulting from Operations	(3,883,460)	(2,478,213)	—	(583,558)	38,536

Increase (Decrease) in Net Assets from Contract Transactions	(653,235)	(1,954,433)	—	(732,592)	(713,103)

Total Increase (Decrease) in Net Assets	(4,536,695)	(4,432,646)	—	(1,316,150)	(674,567)

Net Assets as of December 31, 2018:	$27,072,654	$24,672,963	$—	$9,798,648	$4,293,815

Investment Income:
Reinvested Dividends	430,130	411,959	—	303,155	116,471
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—	—	—

Net Investment Income (Loss)	430,130	411,959	—	303,155	116,471
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	938,011	2,123,554	—	547,872	—
Realized Gain (Loss) on Investments	860,531	238,872	—	32,356	1,046

Net Realized Capital Gains (Losses) on Investments	1,798,542	2,362,426	—	580,228	1,046
Net Change in Unrealized Appreciation (Depreciation)	5,730,935	4,608,554	—	1,850,965	130,154

Net Gain (Loss) on Investment	7,529,477	6,970,980	—	2,431,193	131,200
Net Increase (Decrease) in Net Assets Resulting from Operations	7,959,607	7,382,939	—	2,734,348	247,671

Increase (Decrease) in Net Assets from Contract Transactions	(3,068,922)	(1,248,376)	—	(898,792)	702,872

Total Increase (Decrease) in Net Assets	4,890,685	6,134,563	—	1,835,556	950,543

Net Assets as of December 31, 2019:	$31,963,339	$30,807,526	$—	$11,634,204	$5,244,358

See Accompanying Notes.

(1)	See Footnote 1

17

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	Vanguard® Small Company Growth Service Class Subaccount	Vanguard® Total Bond Market Index Subaccount	Vanguard® Total Stock Market Index Subaccount
Net Assets as of December 31, 2017:	$33,002,630	$34,327,497	$393,851

Investment Income:
Reinvested Dividends	132,099	340,909	5,871
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—

Net Investment Income (Loss)	132,099	340,909	5,871
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	3,574,798	28,856	15,010
Realized Gain (Loss) on Investments	911,320	(774,368)	42,268

Net Realized Capital Gains (Losses) on Investments	4,486,118	(745,512)	57,278
Net Change in Unrealized Appreciation (Depreciation)	(7,406,126)	55,216	(64,193)

Net Gain (Loss) on Investment	(2,920,008)	(690,296)	(6,915)
Net Increase (Decrease) in Net Assets Resulting from Operations	(2,787,909)	(349,387)	(1,044)

Increase (Decrease) in Net Assets from Contract Transactions	2,131,290	(21,970,585)	(162,456)

Total Increase (Decrease) in Net Assets	(656,619)	(22,319,972)	(163,500)

Net Assets as of December 31, 2018:	$32,346,011	$12,007,525	$230,351

Investment Income:
Reinvested Dividends	182,414	265,297	4,088
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	—

Net Investment Income (Loss)	182,414	265,297	4,088
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	3,964,050	—	7,319
Realized Gain (Loss) on Investments	352,604	(5,886)	7,430

Net Realized Capital Gains (Losses) on Investments	4,316,654	(5,886)	14,749
Net Change in Unrealized Appreciation (Depreciation)	4,411,690	603,365	49,257

Net Gain (Loss) on Investment	8,728,344	597,479	64,006
Net Increase (Decrease) in Net Assets Resulting from Operations	8,910,758	862,776	68,094

Increase (Decrease) in Net Assets from Contract Transactions	(741,456)	(5,088,721)	(31,888)

Total Increase (Decrease) in Net Assets	8,169,302	(4,225,945)	36,206

Net Assets as of December 31, 2019:	$40,515,313	$7,781,580	$266,557

See Accompanying Notes.

(1)	See Footnote 1

18

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

1. Organization

WRL Series Life Corporate Account (the Separate Account) is a segregated investment account of Transamerica Premier Life Insurance Company (TPLIC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. TPLIC and the Separate Account are regulated by the Securities and Exchange Commission. The assets and liabilities of the Separate Account are clearly identified and distinguished from TPLIC’s other assets and liabilities. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Variable Adjustable Life.

Subaccount Investment by Mutual Fund:

Subaccount
American Funds Insurance Series®
American Funds—Global Small Cap Class 2 Shares
American Funds—Growth Class 2 Shares
American Funds—International Class 2 Shares
American Funds—New World Class 2 Shares
DWS Investments VIT Funds
DWS Equity 500 Index Class A Shares
DWS Small Cap Index Class A Shares
DFA Investment Dimensions Group, Inc.
DFA VA Global Bond
DFA VA International Small
DFA VA International Value
DFA VA Short-Term Fixed
DFA VA U.S. Large Value
DFA VA U.S. Targeted Value
Fidelity® Variable Insurance Products Funds
Fidelity® VIP Balanced Initial Class
Fidelity® VIP Contrafund® Initial Class
Fidelity® VIP Government Money Market Initial Class
Fidelity® VIP Growth Initial Class
Fidelity® VIP Growth Opportunities Initial Class
Fidelity® VIP High Income Initial Class
First Eagle Variable Funds
First Eagle Overseas Variable
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco V.I. American Franchise Series I Shares
Invesco V.I. American Value Series I Shares
Invesco V.I. Diversified Dividend Series I Shares
Invesco V.I. Health Care Series I Shares
Invesco V.I. Mid Cap Growth Series I Shares
Invesco V.I. Small Cap Equity Series I Shares

Mutual Fund
American Funds Insurance Series®
American Funds—Global Small Cap Fund Class 2 Shares
American Funds—Growth Fund Class 2 Shares
American Funds—International Fund Class 2 Shares
American Funds—New World Fund Class 2 Shares
DWS Investments VIT Funds
DWS Equity 500 Index Class A Shares
DWS Small Cap Index Class A Shares
DFA Investment Dimensions Group, Inc.
DFA VA Global Bond Portfolio
DFA VA International Small Portfolio
DFA VA International Value Portfolio
DFA VA Short-Term Fixed Portfolio
DFA VA U.S. Large Value Portfolio
DFA VA U.S. Targeted Value Portfolio
Fidelity® Variable Insurance Products Funds
Fidelity® VIP Balanced Portfolio Initial Class
Fidelity® VIP Contrafund® Portfolio Initial Class
Fidelity® VIP Government Money Market Portfolio Initial Class
Fidelity® VIP Growth Portfolio Initial Class
Fidelity® VIP Growth Opportunities Portfolio Initial Class
Fidelity® VIP High Income Portfolio Initial Class
First Eagle Variable Funds
First Eagle Overseas Variable Fund
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco V.I. American Franchise Fund Series I Shares
Invesco V.I. American Value Fund Series I Shares
Invesco V.I. Diversified Dividend Fund Series I Shares
Invesco V.I. Health Care Fund Series I Shares
Invesco V.I. Mid Cap Growth Fund Series I Shares
Invesco V.I. Small Cap Equity Fund Series I Shares

19

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco V.I. Technology Series I Shares
Janus Aspen Series
Janus Henderson—Balanced Institutional Shares
Janus Henderson—Enterprise Institutional Shares
Janus Henderson—Flexible Bond Institutional Shares
Janus Henderson—Forty Institutional Shares
Janus Henderson—Global Research Institutional Shares
Janus Henderson—Overseas Institutional Shares
Janus Henderson—Research Institutional Shares
ALPS Variable Investment Trust
Morningstar Aggressive Growth ETF Asset Allocation Class I Shares
Morningstar Balanced ETF Asset Allocation Class I Shares
Morningstar Conservative ETF Asset Allocation Class I Shares
Morningstar Growth ETF Asset Allocation Class I Shares
Morningstar Income and Growth ETF Asset Allocation Class I Shares
Morgan Stanley Variable Insurance Fund, Inc.
MS VIF Emerging Markets Debt Class I Shares
MS VIF Emerging Markets Equity Class I Shares
PIMCO Variable Insurance Trust
PIMCO All Asset Administrative Class
PIMCO All Asset Institutional Class
PIMCO High Yield Institutional Class
PIMCO Low Duration Institutional Class
PIMCO Real Return Institutional Class
PIMCO Short-Term Institutional Class
PIMCO Total Return Institutional Class
Royce Capital Fund
Royce Capital Micro Cap Investment Class
Royce Capital Small Cap Investment Class
Rydex Variable Trust
Rydex NASDAQ-100®
Rydex VIT Nova
T. Rowe Price Equity Series, Inc.
T. Rowe Price Blue Chip Growth
T. Rowe Price Equity Income Service Class
T. Rowe Price International Stock
T. Rowe Price Limited-Term Bond
T. Rowe Price Mid-Cap Growth
T. Rowe Price New America Growth

Mutual Fund
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco V.I. Technology Fund Series I Shares
Janus Aspen Series
Janus Henderson—Balanced Portfolio Institutional Shares
Janus Henderson—Enterprise Portfolio Institutional Shares
Janus Henderson—Flexible Bond Portfolio Institutional Shares
Janus Henderson—Forty Portfolio Institutional Shares
Janus Henderson—Global Research Portfolio Institutional Shares
Janus Henderson—Overseas Portfolio Institutional Shares
Janus Henderson—Research Portfolio Institutional Shares
ALPS Variable Investment Trust
Morningstar Aggressive Growth ETF AAP Class I Shares
Morningstar Balanced ETF AAP Class I Shares
Morningstar Conservative ETF AAP Class I Shares
Morningstar Growth ETF AAP Class I Shares
Morningstar Income and Growth ETF AAP Class I Shares
Morgan Stanley Variable Insurance Fund, Inc.
MS VIF Emerging Markets Debt Portfolio Class I Shares
MS VIF Emerging Markets Equity Portfolio Class I Shares
PIMCO Variable Insurance Trust
PIMCO All Asset Portfolio Administrative Class
PIMCO All Asset Portfolio Institutional Class
PIMCO High Yield Portfolio Institutional Class
PIMCO Low Duration Portfolio Institutional Class
PIMCO Real Return Portfolio Institutional Class
PIMCO Short-Term Portfolio Institutional Class
PIMCO Total Return Portfolio Institutional Class
Royce Capital Fund
Royce Capital Micro Cap Portfolio Investment Class
Royce Capital Small Cap Portfolio Investment Class
Rydex Variable Trust
Rydex NASDAQ-100®
Rydex VIT Nova
T. Rowe Price Equity Series, Inc.
T. Rowe Price Blue Chip Growth Portfolio
T. Rowe Price Equity Income Portfolio Service Class
T. Rowe Price International Stock Portfolio
T. Rowe Price Limited-Term Bond Portfolio
T. Rowe Price Mid-Cap Growth Portfolio
T. Rowe Price New America Growth Portfolio

20

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount
Third Avenue
Third Avenue Value-VST
Vanguard® Variable Insurance Fund
Vanguard®—Capital Growth
Vanguard®—Diversified Value
Vanguard® Balanced
Vanguard® Equity Income
Vanguard® Equity Index
Vanguard® Growth
Vanguard® High Yield Bond
Vanguard® International
Vanguard® Mid-Cap Index
Vanguard® Money Market
Vanguard® Real Estate Index
Vanguard® Short-Term Investment Grade
Vanguard® Small Company Growth Service Class
Vanguard® Total Bond Market Index
Vanguard® Total Stock Market Index

Mutual Fund
Third Avenue
Third Avenue Value-VST
Vanguard® Variable Insurance Fund
Vanguard®—Capital Growth Portfolio
Vanguard®—Diversified Value Portfolio
Vanguard® Balanced Portfolio
Vanguard® Equity Income Portfolio
Vanguard® Equity Index Portfolio
Vanguard® Growth Portfolio
Vanguard® High Yield Bond Portfolio
Vanguard® International Portfolio
Vanguard® Mid-Cap Index Portfolio
Vanguard® Money Market Portfolio
Vanguard® Real Estate Index Portfolio
Vanguard® Short-Term Portfolio Investment Grade
Vanguard® Small Company Growth Portfolio Service Class
Vanguard® Total Bond Market Index Portfolio
Vanguard® Total Stock Market Index Portfolio

21

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

2. Summary of Significant Accounting Policies

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable life separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2019.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon published closing NAV per share and therefore are considered Level 1.

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2019.

22

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

3. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2019 were as follows:

Subaccount	Purchases	Sales
American Funds—Global Small Cap Class 2 Shares	$—	$—
American Funds—Growth Class 2 Shares	41,854	4,416
American Funds—International Class 2 Shares	126,011	1,615
American Funds—New World Class 2 Shares	217,387	513,015
DFA VA Global Bond	—	—
DFA VA International Small	275,540	258,118
DFA VA International Value	—	—
DFA VA Short-Term Fixed	—	—
DFA VA U.S. Large Value	1,079,168	616,064
DFA VA U.S. Targeted Value	45,821	566
DWS Equity 500 Index Class A Shares	—	—
DWS Small Cap Index Class A Shares	579,704	1,001,243
Fidelity® VIP Balanced Initial Class	1	—
Fidelity® VIP Contrafund® Initial Class	918,432	691,245
Fidelity® VIP Government Money Market Initial Class	20,443,179	18,628,415
Fidelity® VIP Growth Initial Class	613,048	1,247,378
Fidelity® VIP Growth Opportunities Initial Class	—	—
Fidelity® VIP High Income Initial Class	90,992	2,753
First Eagle Overseas Variable	125,813	1,638
Invesco V.I. American Franchise Series I Shares	—	—
Invesco V.I. American Value Series I Shares	—	—
Invesco V.I. Diversified Dividend Series I Shares	22,726	3,417
Invesco V.I. Health Care Series I Shares	2,402	3,384
Invesco V.I. Mid Cap Growth Series I Shares	1	—
Invesco V.I. Small Cap Equity Series I Shares	162,964	71,590
Invesco V.I. Technology Series I Shares	—	—
Janus Henderson—Balanced Institutional Shares	—	—
Janus Henderson—Enterprise Institutional Shares	—	—
Janus Henderson—Flexible Bond Institutional Shares	288,199	98,158
Janus Henderson—Forty Institutional Shares	—	—
Janus Henderson—Global Research Institutional Shares	—	—
Janus Henderson—Overseas Institutional Shares	—	—
Janus Henderson—Research Institutional Shares	—	—
Morningstar Aggressive Growth ETF Asset Allocation Class I Shares	—	—
Morningstar Balanced ETF Asset Allocation Class I Shares	—	—
Morningstar Conservative ETF Asset Allocation Class I Shares	—	—

23

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

3. Investments (continued)

Subaccount	Purchases	Sales
Morningstar Growth ETF Asset Allocation Class I Shares	$33,303	$6,011
Morningstar Income and Growth ETF Asset Allocation Class I Shares	—	—
MS VIF Emerging Markets Debt Class I Shares	—	—
MS VIF Emerging Markets Equity Class I Shares	2,623	4,004
PIMCO All Asset Administrative Class	59,600	190,321
PIMCO All Asset Institutional Class	—	—
PIMCO High Yield Institutional Class	—	—
PIMCO Low Duration Institutional Class	11,261	4,652
PIMCO Real Return Institutional Class	286,258	1,334,946
PIMCO Short-Term Institutional Class	10,425	26,714
PIMCO Total Return Institutional Class	2,350,325	1,550,596
Royce Capital Micro Cap Investment Class	18,271	16,044
Royce Capital Small Cap Investment Class	11,113	11,159
Rydex NASDAQ-100®	—	—
Rydex VIT Nova	—	—
T. Rowe Price Blue Chip Growth	381,056	355,838
T. Rowe Price Equity Income Service Class	16,255	171,262
T. Rowe Price International Stock	2,337,746	687,274
T. Rowe Price Limited-Term Bond	2,048,554	5,265,584
T. Rowe Price Mid-Cap Growth	706,531	344,191
T. Rowe Price New America Growth	—	—
Third Avenue Value-VST	—	—
Vanguard®—Capital Growth	1,146,054	1,288,095
Vanguard®—Diversified Value	986,379	294,913
Vanguard® Balanced	1,345,639	3,211,447
Vanguard® Equity Income	1,340,732	1,506,645
Vanguard® Equity Index	9,195,126	7,482,589
Vanguard® Growth	—	—
Vanguard® High Yield Bond	128,919	706,409
Vanguard® International	1,624,503	3,325,271
Vanguard® Mid-Cap Index	3,514,526	2,227,397
Vanguard® Money Market	—	—
Vanguard® Real Estate Index	1,918,733	1,966,592
Vanguard® Short-Term Investment Grade	920,584	101,264
Vanguard® Small Company Growth Service Class	5,528,816	2,123,819
Vanguard® Total Bond Market Index	1,730,129	6,553,570
Vanguard® Total Stock Market Index	11,406	31,887

24

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

4. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
American Funds—Global Small Cap Class 2 Shares	—	—	—	—	—	—
American Funds—Growth Class 2 Shares	—	(1,177)	(1,177)	121,565	(80,799)	40,766
American Funds—International Class 2 Shares	50,958	(664)	50,294	9,449	(16,991)	(7,542)
American Funds—New World Class 2 Shares	53,404	(180,096)	(126,692)	267,245	(156,675)	110,570
DFA VA Global Bond	—	—	—	—	—	—
DFA VA International Small	107,520	(159,132)	(51,612)	334,873	(739,807)	(404,934)
DFA VA International Value	—	—	—	106	(1,535)	(1,429)
DFA VA Short-Term Fixed	—	—	—	—	—	—
DFA VA U.S. Large Value	425,311	(262,167)	163,144	294,730	(694,071)	(399,341)
DFA VA U.S. Targeted Value	18,858	(245)	18,613	162	(8,816)	(8,654)
DWS Equity 500 Index Class A Shares	—	—	—	—	—	—
DWS Small Cap Index Class A Shares	65,135	(270,651)	(205,516)	135,272	(286,688)	(151,416)
Fidelity® VIP Balanced Initial Class	—	—	—	—	(71,591)	(71,591)
Fidelity® VIP Contrafund® Initial Class	62,538	(176,141)	(113,603)	168,150	(193,392)	(25,242)
Fidelity® VIP Government Money Market Initial Class	14,053,290	(13,153,480)	899,810	26,577,444	(23,215,927)	3,361,517
Fidelity® VIP Growth Initial Class	126,743	(471,766)	(345,023)	386,996	(602,870)	(215,874)
Fidelity® VIP Growth Opportunities Initial Class	—	—	—	—	—	—
Fidelity® VIP High Income Initial Class	34,399	(1,193)	33,206	19,111	(6,442)	12,669
First Eagle Overseas Variable	35,022	(456)	34,566	—	(28,112)	(28,112)
Invesco V.I. American Franchise Series I Shares	—	—	—	—	—	—
Invesco V.I. American Value Series I Shares	—	—	—	—	(56,791)	(56,791)
Invesco V.I. Diversified Dividend Series I Shares	—	(1,587)	(1,587)	—	(1,576)	(1,576)
Invesco V.I. Health Care Series I Shares	—	(991)	(991)	3,693	(6,614)	(2,921)
Invesco V.I. Mid Cap Growth Series I Shares	—	—	—	—	—	—
Invesco V.I. Small Cap Equity Series I Shares	25,702	(34,777)	(9,075)	269,727	(282,306)	(12,579)
Invesco V.I. Technology Series I Shares	—	—	—	—	—	—
Janus Henderson—Balanced Institutional Shares	—	—	—	—	—	—

25

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

4. Change in Units (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
Janus Henderson—Enterprise Institutional Shares	—	—	—	—	—	—
Janus Henderson—Flexible Bond Institutional Shares	84,406	(35,930)	48,476	85,844	(89,111)	(3,267)
Janus Henderson—Forty Institutional Shares	—	—	—	—	—	—
Janus Henderson—Global Research Institutional Shares	—	—	—	—	—	—
Janus Henderson—Overseas Institutional Shares	—	—	—	—	—	—
Janus Henderson—Research Institutional Shares	—	—	—	—	—	—
Morningstar Aggressive Growth ETF Asset Allocation Class I Shares	—	—	—	41,123	(79,573)	(38,450)
Morningstar Balanced ETF Asset Allocation Class I Shares	—	—	—	—	—	—
Morningstar Conservative ETF Asset Allocation Class I Shares	—	—	—	—	—	—
Morningstar Growth ETF Asset Allocation Class I Shares	—	(3,515)	(3,515)	373,990	(287,768)	86,222
Morningstar Income and Growth ETF Asset Allocation Class I Shares	—	—	—	55,178	(102,375)	(47,197)
MS VIF Emerging Markets Debt Class I Shares	—	—	—	—	—	—
MS VIF Emerging Markets Equity Class I Shares	—	(1,141)	(1,141)	—	(1,218)	(1,218)
PIMCO All Asset Administrative Class	17,349	(91,636)	(74,287)	160,340	(306,064)	(145,724)
PIMCO All Asset Institutional Class	—	—	—	—	(31,373)	(31,373)
PIMCO High Yield Institutional Class	—	—	—	—	—	—
PIMCO Low Duration Institutional Class	—	(3,014)	(3,014)	283,695	(246,172)	37,523
PIMCO Real Return Institutional Class	—	(750,749)	(750,749)	639,474	(1,039,110)	(399,636)
PIMCO Short-Term Institutional Class	—	(15,644)	(15,644)	177,836	(163,261)	14,575
PIMCO Total Return Institutional Class	692,766	(536,187)	156,579	1,036,080	(1,033,093)	2,987
Royce Capital Micro Cap Investment Class	2,344	(5,628)	(3,284)	5,669	(9,272)	(3,603)
Royce Capital Small Cap Investment Class	—	(3,274)	(3,274)	—	(3,495)	(3,495)
Rydex NASDAQ-100®	—	—	—	—	—	—
Rydex VIT Nova	—	—	—	—	—	—
T. Rowe Price Blue Chip Growth	87,800	(88,704)	(904)	18,444	(105,029)	(86,585)
T. Rowe Price Equity Income Service Class	54	(47,302)	(47,248)	18,973	(52,606)	(33,633)
T. Rowe Price International Stock	—	(424,709)	(424,709)	644,160	(4,175,082)	(3,530,922)

26

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

4. Change in Units (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
T. Rowe Price Limited-Term Bond	1,319,168	(3,669,011)	(2,349,843)	46,409	(6,623,914)	(6,577,505)
T. Rowe Price Mid-Cap Growth	32,058	(54,246)	(22,188)	13,198	(504,347)	(491,149)
T. Rowe Price New America Growth	—	—	—	—	—	—
Third Avenue Value-VST	—	—	—	—	—	—
Vanguard®—Capital Growth	32,616	(196,747)	(164,131)	193,265	(563,221)	(369,956)
Vanguard®—Diversified Value	—	(75,813)	(75,813)	129,186	(3,007,398)	(2,878,212)
Vanguard® Balanced	66,026	(810,545)	(744,519)	782,479	(4,999,609)	(4,217,130)
Vanguard® Equity Income	137,567	(380,378)	(242,811)	1,276,715	(63,092)	1,213,623
Vanguard® Equity Index	1,704,999	(1,975,738)	(270,739)	2,726,057	(2,522,149)	203,908
Vanguard® Growth	—	—	—	—	—	—
Vanguard® High Yield Bond	24,438	(230,264)	(205,826)	4,767	(3,107,461)	(3,102,694)
Vanguard® International	60,848	(833,472)	(772,624)	495,631	(651,709)	(156,078)
Vanguard® Mid-Cap Index	171,419	(419,118)	(247,699)	230,760	(606,284)	(375,524)
Vanguard® Money Market	—	—	—	—	—	—
Vanguard® Real Estate Index	178,471	(344,606)	(166,135)	79,462	(233,903)	(154,441)
Vanguard® Short-Term Investment Grade	443,543	(57,221)	386,322	316,487	(736,507)	(420,020)
Vanguard® Small Company Growth Service Class	255,260	(412,797)	(157,537)	1,092,757	(698,279)	394,478
Vanguard® Total Bond Market Index	732,523	(3,223,988)	(2,491,465)	513,349	(12,135,362)	(11,622,013)
Vanguard® Total Stock Market Index	—	(6,662)	(6,662)	878	(36,720)	(35,842)

27

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
American Funds—Global Small Cap Class 2 Shares	$—	$—	$—	$—	$—	$—
American Funds—Growth Class 2 Shares	—	(4,416)	(4,416)	457,994	(302,771)	155,223
American Funds—International Class 2 Shares	121,084	(1,615)	119,469	23,524	(42,119)	(18,595)
American Funds—New World Class 2 Shares	159,905	(513,020)	(353,115)	741,188	(444,110)	297,078
DFA VA Global Bond	—	—	—	—	—	—
DFA VA International Small	180,318	(258,120)	(77,802)	565,980	(1,289,752)	(723,772)
DFA VA International Value	—	—	—	127	(1,811)	(1,684)
DFA VA Short-Term Fixed	—	—	—	—	—	—
DFA VA U.S. Large Value	970,738	(616,067)	354,671	675,165	(1,586,916)	(911,751)
DFA VA U.S. Targeted Value	44,031	(565)	43,466	396	(21,468)	(21,072)
DWS Equity 500 Index Class A Shares	—	—	—	—	—	—
DWS Small Cap Index Class A Shares	241,858	(1,001,239)	(759,381)	511,749	(1,093,607)	(581,858)
Fidelity® VIP Balanced Initial Class	—	—	—	—	(198,449)	(198,449)
Fidelity® VIP Contrafund® Initial Class	235,730	(691,229)	(455,499)	601,899	(705,112)	(103,213)
Fidelity® VIP Government Money Market Initial Class	19,834,444	(18,628,371)	1,206,073	36,853,554	(32,253,201)	4,600,353
Fidelity® VIP Growth Initial Class	317,123	(1,247,402)	(930,279)	926,143	(1,431,677)	(505,534)
Fidelity® VIP Growth Opportunities Initial Class	—	—	—	—	—	—
Fidelity® VIP High Income Initial Class	76,556	(2,755)	73,801	41,206	(14,067)	27,139
First Eagle Overseas Variable	121,084	(1,637)	119,447	—	(95,440)	(95,440)
Invesco V.I. American Franchise Series I Shares	—	—	—	—	—	—
Invesco V.I. American Value Series I Shares	—	—	—	—	(188,299)	(188,299)
Invesco V.I. Diversified Dividend Series I Shares	—	(3,418)	(3,418)	—	(3,215)	(3,215)
Invesco V.I. Health Care Series I Shares	—	(3,382)	(3,382)	11,724	(20,641)	(8,917)
Invesco V.I. Mid Cap Growth Series I Shares	—	(2)	(2)	—	—	—
Invesco V.I. Small Cap Equity Series I Shares	51,986	(71,592)	(19,606)	573,299	(619,138)	(45,839)
Invesco V.I. Technology Series I Shares	—	—	—	—	—	—
Janus Henderson—Balanced Institutional Shares	—	—	—	—	—	—

28

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
Janus Henderson—Enterprise Institutional Shares	$—	$—	$—	$—	$—	$—
Janus Henderson—Flexible Bond Institutional Shares	232,036	(98,152)	133,884	217,051	(224,896)	(7,845)
Janus Henderson—Forty Institutional Shares	—	—	—	—	—	—
Janus Henderson—Global Research Institutional Shares	—	—	—	—	—	—
Janus Henderson—Overseas Institutional Shares	—	—	—	—	—	—
Janus Henderson—Research Institutional Shares	—	—	—	—	—	—
Morningstar Aggressive Growth ETF Asset Allocation Class I Shares	—	—	—	70,176	(138,647)	(68,471)
Morningstar Balanced ETF Asset Allocation Class I Shares	—	—	—	—	—	—
Morningstar Conservative ETF Asset Allocation Class I Shares	—	—	—	—	—	—
Morningstar Growth ETF Asset Allocation Class I Shares	—	(6,011)	(6,011)	638,491	(491,321)	147,170
Morningstar Income and Growth ETF Asset Allocation Class I Shares	—	—	—	81,702	(152,762)	(71,060)
MS VIF Emerging Markets Debt Class I Shares	—	—	—	—	—	—
MS VIF Emerging Markets Equity Class I Shares	—	(4,001)	(4,001)	—	(4,658)	(4,658)
PIMCO All Asset Administrative Class	36,947	(190,318)	(153,371)	327,822	(630,152)	(302,330)
PIMCO All Asset Institutional Class	—	—	—	—	(51,329)	(51,329)
PIMCO High Yield Institutional Class	—	—	—	—	—	—
PIMCO Low Duration Institutional Class	—	(4,652)	(4,652)	425,446	(368,482)	56,964
PIMCO Real Return Institutional Class	—	(1,335,029)	(1,335,029)	1,103,977	(1,827,108)	(723,131)
PIMCO Short-Term Institutional Class	—	(26,713)	(26,713)	298,978	(272,023)	26,955
PIMCO Total Return Institutional Class	1,999,784	(1,550,616)	449,168	2,796,499	(2,783,498)	13,001
Royce Capital Micro Cap Investment Class	6,531	(16,046)	(9,515)	15,460	(24,401)	(8,941)
Royce Capital Small Cap Investment Class	—	(11,160)	(11,160)	—	(11,684)	(11,684)
Rydex NASDAQ-100®	—	—	—	—	—	—
Rydex VIT Nova	—	—	—	—	—	—
T. Rowe Price Blue Chip Growth	337,557	(355,833)	(18,276)	64,903	(380,914)	(316,011)
T. Rowe Price Equity Income Service Class	194	(171,245)	(171,051)	68,299	(190,713)	(122,414)

29

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
		Units Redeemed			Units Redeemed
	Units Purchased in	and Transferred	Dollar Net Increase	Units Purchased in	and Transferred	Dollar Net Increase
Subaccount	Dollars	to/from in Dollars	(Decrease)	Dollars	to/from in Dollars	(Decrease)
T. Rowe Price International Stock	$—	$(687,273)	$(687,273)	$1,087,276	$(6,725,870)	$(5,638,594)
T. Rowe Price Limited-Term Bond	1,877,463	(5,265,608)	(3,388,145)	64,559	(9,195,891)	(9,131,332)
T. Rowe Price Mid-Cap Growth	203,609	(344,201)	(140,592)	75,712	(2,996,610)	(2,920,898)
T. Rowe Price New America Growth	—	—	—	—	—	—
Third Avenue Value-VST	—	—	—	—	—	—
Vanguard®—Capital Growth	229,325	(1,288,115)	(1,058,790)	1,204,748	(3,577,293)	(2,372,545)
Vanguard®—Diversified Value	—	(294,884)	(294,884)	445,468	(11,195,624)	(10,750,156)
Vanguard® Balanced	265,438	(3,211,443)	(2,946,005)	2,852,624	(18,317,219)	(15,464,595)
Vanguard® Equity Income	546,823	(1,506,666)	(959,843)	4,840,652	(240,059)	4,600,593
Vanguard® Equity Index	6,407,358	(7,482,603)	(1,075,245)	9,800,912	(8,887,073)	913,839
Vanguard® Growth	—	—	—	—	—	—
Vanguard® High Yield Bond	70,135	(706,406)	(636,271)	13,722	(8,805,185)	(8,791,463)
Vanguard® International	256,362	(3,325,284)	(3,068,922)	1,984,452	(2,637,687)	(653,235)
Vanguard® Mid-Cap Index	979,012	(2,227,388)	(1,248,376)	1,158,332	(3,112,765)	(1,954,433)
Vanguard® Money Market	—	—	—	—	—	—
Vanguard® Real Estate Index	1,067,706	(1,966,498)	(898,792)	371,895	(1,104,487)	(732,592)
Vanguard® Short-Term Investment Grade	804,113	(101,241)	702,872	540,338	(1,253,441)	(713,103)
Vanguard® Small Company Growth Service Class	1,382,352	(2,123,808)	(741,456)	5,736,101	(3,604,811)	2,131,290
Vanguard® Total Bond Market Index	1,464,832	(6,553,553)	(5,088,721)	983,532	(22,954,117)	(21,970,585)
Vanguard® Total Stock Market Index	—	(31,888)	(31,888)	3,827	(166,283)	(162,456)

30

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
American Funds—Global Small Cap Class 2 Shares
12/31/2019	—	$3.28	to	$3.28	$—	—%	—%	to	—%	31.52%	to	31.52%
12/31/2018	—	2.49	to	2.49	—	—	—	to	—	(10.55)	to	(10.55)
12/31/2017	—	2.79	to	2.79	—	—	—	to	—	25.89	to	25.89
12/31/2016	—	2.21	to	2.21	—	—	—	to	—	2.10	to	2.10
12/31/2015	—	2.17	to	2.17	—	—	—	to	—	0.27	to	0.27
American Funds—Growth Class 2 Shares
12/31/2019	97,165	4.30	to	4.30	417,389	0.76	—	to	—	30.77	to	30.77
12/31/2018	98,342	3.28	to	3.28	323,037	0.61	—	to	—	(0.25)	to	(0.25)
12/31/2017	57,576	3.29	to	3.29	189,597	0.50	—	to	—	28.29	to	28.29
12/31/2016	63,943	2.57	to	2.57	164,128	0.73	—	to	—	9.49	to	9.49
12/31/2015	91,757	2.34	to	2.34	215,114	1.11	—	to	—	6.86	to	6.86
American Funds—International Class 2 Shares
12/31/2019	50,294	2.64	to	2.64	132,884	2.30	—	to	—	22.88	to	22.88
12/31/2018	—	2.15	to	2.15	—	0.36	—	to	—	(13.13)	to	(13.13)
12/31/2017	7,542	2.48	to	2.48	18,667	1.43	—	to	—	32.14	to	32.14
12/31/2016	4,774	1.87	to	1.87	8,941	2.13	—	to	—	3.53	to	3.53
12/31/2015	984	1.81	to	1.81	1,780	2.20	—	to	—	(4.53)	to	(4.53)
American Funds—New World Class 2 Shares
12/31/2019	371,420	3.31	to	3.31	1,228,585	0.91	—	to	—	29.14	to	29.14
12/31/2018	498,112	2.56	to	2.56	1,275,825	0.96	—	to	—	(14.04)	to	(14.04)
12/31/2017	387,542	2.98	to	2.98	1,154,708	0.86	—	to	—	29.44	to	29.44
12/31/2016	494,293	2.30	to	2.30	1,137,782	0.67	—	to	—	5.26	to	5.26
12/31/2015	739,531	2.19	to	2.19	1,617,261	0.51	—	to	—	(3.14)	to	(3.14)
DWS Equity 500 Index Class A Shares
12/31/2019	—	3.14	to	3.14	—	—	—	to	—	31.19	to	31.19
12/31/2018	—	2.39	to	2.39	—	—	—	to	—	(4.65)	to	(4.65)
12/31/2017	—	2.51	to	2.51	—	—	—	to	—	21.53	to	21.53
12/31/2016	—	2.07	to	2.07	—	—	—	to	—	11.61	to	11.61
12/31/2015	—	1.85	to	1.85	—	—	—	to	—	1.13	to	1.13
DWS Small Cap Index Class A Shares
12/31/2019	831,618	4.13	to	4.13	3,433,470	1.08	—	to	—	25.22	to	25.22
12/31/2018	1,037,134	3.30	to	3.30	3,419,487	0.98	—	to	—	(11.23)	to	(11.23)
12/31/2017	1,188,550	3.71	to	3.71	4,414,436	1.07	—	to	—	14.33	to	14.33
12/31/2016	1,821,111	3.25	to	3.25	5,916,155	1.08	—	to	—	21.03	to	21.03
12/31/2015	2,597,986	2.68	to	2.68	6,973,645	1.06	—	to	—	(4.60)	to	(4.60)
DFA VA Global Bond
12/31/2019	—	1.66	to	1.44	—	—	—	to	—	4.19	to	4.19
12/31/2018	—	1.60	to	1.39	—	—	—	to	—	1.75	to	1.75
12/31/2017	—	1.57	to	1.36	—	—	—	to	—	2.11	to	2.11
12/31/2016	—	1.54	to	1.33	—	—	—	to	—	1.73	to	1.73
12/31/2015	—	1.51	to	1.31	—	—	—	to	—	1.55	to	1.55
DFA VA International Small
12/31/2019	1,466,687	1.82	to	1.82	2,666,645	2.77	—	to	—	23.90	to	23.90
12/31/2018	1,518,299	1.47	to	1.47	2,228,016	1.61	—	to	—	(19.77)	to	(19.77)
12/31/2017	1,923,233	1.83	to	1.83	3,517,738	2.26	—	to	—	29.95	to	29.95
12/31/2016	2,466,337	1.41	to	1.41	3,471,503	2.44	—	to	—	6.23	to	6.23
12/31/2015	2,498,751	1.32	to	1.32	3,310,813	2.00	—	to	—	5.81	to	5.81

31

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
DFA VA International Value
12/31/2019	—	$1.15	to	$1.15	$—	—%	—%	to	—%	15.86%	to	15.86%
12/31/2018	—	0.99	to	0.99	—	—	—	to	—	(17.08)	to	(17.08)
12/31/2017	1,429	1.20	to	1.20	1,714	3.01	—	to	—	25.81	to	25.81
12/31/2016	1,141	0.95	to	0.95	1,088	0.04	—	to	—	9.11	to	9.11
12/31/2015	98,221	0.87	to	0.87	85,841	6.47	—	to	—	(6.96)	to	(6.96)
DFA VA Short-Term Fixed
12/31/2019	—	1.15	to	1.15	—	—	—	to	—	2.52	to	2.52
12/31/2018	—	1.12	to	1.12	—	—	—	to	—	1.78	to	1.78
12/31/2017	—	1.10	to	1.10	—	—	—	to	—	0.83	to	0.83
12/31/2016	—	1.09	to	1.09	—	—	—	to	—	0.79	to	0.79
12/31/2015	—	1.08	to	1.08	—	—	—	to	—	0.30	to	0.30
DFA VA U.S. Large Value
12/31/2019	1,328,454	2.57	to	2.57	3,415,599	2.36	—	to	—	25.78	to	25.78
12/31/2018	1,165,310	2.04	to	2.04	2,381,965	1.79	—	to	—	(12.12)	to	(12.12)
12/31/2017	1,564,651	2.33	to	2.33	3,639,151	1.33	—	to	—	19.08	to	19.08
12/31/2016	2,594,894	1.95	to	1.95	5,068,337	3.51	—	to	—	18.87	to	18.87
12/31/2015	—	1.64	to	1.64	—	—	—	to	—	(3.41)	to	(3.41)
DFA VA U.S. Targeted Value
12/31/2019	18,613	2.52	to	2.52	46,980	2.35	—	to	—	22.56	to	22.56
12/31/2018	—	2.06	to	2.06	—	—	—	to	—	(15.87)	to	(15.87)
12/31/2017	8,654	2.45	to	2.45	21,185	2.08	—	to	—	9.77	to	9.77
12/31/2016	487	2.23	to	2.23	1,086	0.11	—	to	—	27.49	to	27.49
12/31/2015	1,076	1.75	to	1.75	1,882	2.30	—	to	—	(5.23)	to	(5.23)
Fidelity® VIP Balanced Initial Class
12/31/2019	—	3.32	to	3.32	—	1.93	—	to	—	24.51	to	24.51
12/31/2018	—	2.67	to	2.67	—	2.38	—	to	—	(4.22)	to	(4.22)
12/31/2017	71,591	2.79	to	2.79	199,607	1.47	—	to	—	16.42	to	16.42
12/31/2016	73,346	2.39	to	2.39	175,649	1.35	—	to	—	7.26	to	7.26
12/31/2015	75,232	2.23	to	2.23	167,969	1.54	—	to	—	0.59	to	0.59
Fidelity® VIP Contrafund® Initial Class
12/31/2019	1,463,012	5.61	to	4.33	6,328,502	0.46	—	to	—	31.58	to	31.58
12/31/2018	1,576,615	4.26	to	3.29	5,183,164	0.70	—	to	—	(6.38)	to	(6.38)
12/31/2017	1,601,857	4.55	to	3.51	5,624,766	1.03	—	to	—	21.88	to	21.88
12/31/2016	1,867,821	3.74	to	2.88	5,381,456	0.83	—	to	—	8.01	to	8.01
12/31/2015	2,211,306	3.46	to	2.67	5,898,859	1.02	—	to	—	0.67	to	0.67
Fidelity® VIP Government Money Market Initial Class
12/31/2019	19,671,046	1.43	to	1.43	28,094,011	2.00	—	to	—	2.02	to	2.02
12/31/2018	18,771,236	1.40	to	1.40	26,279,204	1.62	—	to	—	1.65	to	1.65
12/31/2017	15,409,719	1.38	to	1.38	21,222,588	0.65	—	to	—	0.67	to	0.67
12/31/2016	17,076,049	1.37	to	1.37	23,359,830	0.22	—	to	—	0.20	to	0.20
12/31/2015	4,709,764	1.37	to	1.37	6,429,826	0.03	—	to	—	0.03	to	0.03
Fidelity® VIP Growth Initial Class
12/31/2019	1,515,698	2.95	to	2.95	4,473,592	0.26	—	to	—	34.31	to	34.31
12/31/2018	1,860,721	2.20	to	2.20	4,088,906	0.25	—	to	—	(0.17)	to	(0.17)
12/31/2017	2,076,595	2.20	to	2.20	4,570,982	0.21	—	to	—	35.13	to	35.13
12/31/2016	3,699,597	1.63	to	1.63	6,026,303	0.04	—	to	—	0.80	to	0.80
12/31/2015	3,428,173	1.62	to	1.62	5,539,815	0.26	—	to	—	7.17	to	7.17
Fidelity® VIP Growth Opportunities Initial Class
12/31/2019	—	3.86	to	3.86	—	—	—	to	—	40.84	to	40.84
12/31/2018	—	2.74	to	2.74	—	—	—	to	—	12.46	to	12.46
12/31/2017	—	2.43	to	2.43	—	—	—	to	—	34.51	to	34.51
12/31/2016	—	1.81	to	1.81	—	—	—	to	—	0.34	to	0.34
12/31/2015	—	1.80	to	1.80	—	—	—	to	—	5.61	to	5.61

32

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
Fidelity® VIP High Income Initial Class
12/31/2019	125,333	$2.41	to	$2.41	$302,539	5.19%	—%	to	—%	15.10%	to	15.10%
12/31/2018	92,127	2.10	to	2.10	193,202	5.62	—	to	—	(3.29)	to	(3.29)
12/31/2017	79,458	2.17	to	2.17	172,294	0.01	—	to	—	6.93	to	6.93
12/31/2016	—	2.03	to	2.03	—	5.53	—	to	—	14.61	to	14.61
12/31/2015	—	1.77	to	1.77	—	6.20	—	to	—	(3.63)	to	(3.63)
First Eagle Overseas Variable
12/31/2019	34,566	5.70	to	3.77	130,157	0.50	—	to	—	17.38	to	17.38
12/31/2018	—	4.86	to	3.21	—	—	—	to	—	(10.55)	to	(10.55)
12/31/2017	28,112	5.43	to	3.59	100,819	1.08	—	to	—	14.57	to	14.57
12/31/2016	29,703	4.74	to	3.13	92,974	0.02	—	to	—	5.17	to	5.17
12/31/2015	3,889,115	4.51	to	2.98	11,574,913	0.71	—	to	—	1.84	to	1.84
Invesco V.I. American Franchise Series I Shares
12/31/2019	—	2.67	to	2.67	—	—	—	to	—	36.76	to	36.76
12/31/2018	—	1.95	to	1.95	—	—	—	to	—	(3.62)	to	(3.62)
12/31/2017	—	2.03	to	2.03	—	—	—	to	—	27.34	to	27.34
12/31/2016	—	1.59	to	1.59	—	—	—	to	—	2.27	to	2.27
12/31/2015	—	1.56	to	1.56	—	—	—	to	—	5.01	to	5.01
Invesco V.I. American Value Series I Shares
12/31/2019	—	3.62	to	3.62	—	—	—	to	—	25.02	to	25.02
12/31/2018	—	2.90	to	2.90	—	—	—	to	—	(12.65)	to	(12.65)
12/31/2017	56,791	3.32	to	3.32	188,277	0.82	—	to	—	9.96	to	9.96
12/31/2016	58,183	3.01	to	3.01	175,416	0.37	—	to	—	15.49	to	15.49
12/31/2015	59,680	2.61	to	2.61	155,789	0.31	—	to	—	(9.13)	to	(9.13)
Invesco V.I. Diversified Dividend Series I Shares
12/31/2019	122,986	2.38	to	2.38	293,130	2.96	—	to	—	25.09	to	25.09
12/31/2018	124,573	1.91	to	1.91	237,356	2.41	—	to	—	(7.57)	to	(7.57)
12/31/2017	126,149	2.06	to	2.06	260,054	—	—	to	—	8.57	to	8.57
12/31/2016	—	1.90	to	1.90	—	—	—	to	—	14.81	to	14.81
12/31/2015	—	1.65	to	1.65	—	—	—	to	—	2.07	to	2.07
Invesco V.I. Health Care Series I Shares
12/31/2019	26,794	4.19	to	4.19	112,177	0.04	—	to	—	32.50	to	32.50
12/31/2018	27,785	3.16	to	3.16	87,791	—	—	to	—	0.91	to	0.91
12/31/2017	30,706	3.13	to	3.13	96,150	0.38	—	to	—	15.83	to	15.83
12/31/2016	99,170	2.70	to	2.70	268,102	—	—	to	—	(11.46)	to	(11.46)
12/31/2015	96,886	3.05	to	3.05	295,830	—	—	to	—	3.16	to	3.16
Invesco V.I. Mid Cap Growth Series I Shares
12/31/2019	—	2.30	to	2.30	—	—	—	to	—	34.34	to	34.34
12/31/2018	—	1.72	to	1.72	—	—	—	to	—	(5.58)	to	(5.58)
12/31/2017	—	1.82	to	1.82	—	—	—	to	—	22.49	to	22.49
12/31/2016	—	1.48	to	1.48	—	—	—	to	—	0.76	to	0.76
12/31/2015	—	1.47	to	1.47	—	—	—	to	—	1.21	to	1.21
Invesco V.I. Small Cap Equity Series I Shares
12/31/2019	436,049	2.21	to	2.21	962,592	—	—	to	—	26.60	to	26.60
12/31/2018	445,124	1.74	to	1.74	776,175	—	—	to	—	(15.08)	to	(15.08)
12/31/2017	457,703	2.05	to	2.05	939,831	—	—	to	—	14.06	to	14.06
12/31/2016	473,357	1.80	to	1.80	852,193	—	—	to	—	12.06	to	12.06
12/31/2015	566,343	1.61	to	1.61	909,839	—	—	to	—	(5.52)	to	(5.52)
Invesco V.I. Technology Series I Shares
12/31/2019	—	1.28	to	1.28	—	—	—	to	—	35.88	to	35.88
12/31/2018	—	0.94	to	0.94	—	—	—	to	—	(0.45)	to	(0.45)
12/31/2017	—	0.95	to	0.95	—	—	—	to	—	35.13	to	35.13
12/31/2016	—	0.70	to	0.70	—	—	—	to	—	(0.76)	to	(0.76)
12/31/2015	—	0.71	to	0.71	—	—	—	to	—	6.82	to	6.82

33

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
Janus Henderson—Balanced Institutional Shares
12/31/2019	—	$4.27	to	$4.27	$—	—%	—%	to	—%	22.59%	to	22.59%
12/31/2018	—	3.48	to	3.48	—	—	—	to	—	0.68	to	0.68
12/31/2017	—	3.46	to	3.46	—	—	—	to	—	18.43	to	18.43
12/31/2016	—	2.92	to	2.92	—	—	—	to	—	4.60	to	4.60
12/31/2015	—	2.79	to	2.79	—	—	—	to	—	0.62	to	0.62
Janus Henderson—Enterprise Institutional Shares
12/31/2019	—	8.68	to	3.75	—	—	—	to	—	35.49	to	35.49
12/31/2018	—	6.41	to	2.76	—	—	—	to	—	(0.41)	to	(0.41)
12/31/2017	—	6.44	to	2.78	—	—	—	to	—	27.42	to	27.42
12/31/2016	—	5.05	to	2.18	—	—	—	to	—	12.36	to	12.36
12/31/2015	—	4.50	to	1.94	—	—	—	to	—	4.03	to	4.03
Janus Henderson—Flexible Bond Institutional Shares
12/31/2019	658,022	2.79	to	2.42	1,832,773	3.34	—	to	—	9.57	to	9.57
12/31/2018	609,546	2.54	to	2.21	1,549,442	3.16	—	to	—	(1.00)	to	(1.00)
12/31/2017	612,813	2.57	to	2.23	1,573,513	2.70	—	to	—	3.62	to	3.62
12/31/2016	76,791	2.48	to	2.15	190,289	3.48	—	to	—	2.47	to	2.46
12/31/2015	61,314	2.42	to	2.10	148,282	4.13	—	to	—	0.22	to	0.22
Janus Henderson—Forty Institutional Shares
12/31/2019	—	6.96	to	4.07	—	—	—	to	—	37.16	to	37.16
12/31/2018	—	5.08	to	2.96	—	—	—	to	—	1.98	to	1.98
12/31/2017	—	4.98	to	2.91	—	—	—	to	—	30.32	to	30.31
12/31/2016	—	3.82	to	2.23	—	—	—	to	—	2.20	to	2.20
12/31/2015	—	3.74	to	2.18	—	—	—	to	—	12.22	to	12.22
Janus Henderson—Global Research Institutional Shares
12/31/2019	—	3.17	to	1.73	—	—	—	to	—	29.04	to	29.04
12/31/2018	—	2.45	to	1.34	—	—	—	to	—	(6.87)	to	(6.87)
12/31/2017	—	2.64	to	1.44	—	—	—	to	—	27.03	to	27.03
12/31/2016	—	2.07	to	1.13	—	—	—	to	—	2.07	to	2.07
12/31/2015	—	2.03	to	1.11	—	—	—	to	—	(2.29)	to	(2.29)
Janus Henderson—Overseas Institutional Shares
12/31/2019	—	3.69	to	2.24	—	1.84	—	to	—	27.02	to	27.02
12/31/2018	—	2.90	to	1.76	—	1.79	—	to	—	(14.94)	to	(14.94)
12/31/2017	—	3.41	to	2.07	—	1.95	—	to	—	31.12	to	31.12
12/31/2016	—	2.60	to	1.58	—	5.54	—	to	—	(6.45)	to	(6.45)
12/31/2015	—	2.78	to	1.69	—	—	—	to	—	(8.59)	to	(8.59)
Janus Henderson—Research Institutional Shares
12/31/2019	—	2.48	to	2.48	—	—	—	to	—	35.52	to	35.52
12/31/2018	—	1.83	to	1.83	—	—	—	to	—	(2.58)	to	(2.58)
12/31/2017	—	1.88	to	1.88	—	—	—	to	—	27.88	to	27.88
12/31/2016	—	1.47	to	1.47	—	—	—	to	—	0.50	to	0.50
12/31/2015	—	1.46	to	1.46	—	—	—	to	—	5.34	to	5.34
Morningstar Aggressive Growth ETF Asset Allocation Class I Shares
12/31/2019	—	1.90	to	1.90	—	—	—	to	—	22.44	to	22.44
12/31/2018	—	1.55	to	1.55	—	—	—	to	—	(9.17)	to	(9.17)
12/31/2017	38,450	1.71	to	1.71	65,571	1.54	—	to	—	20.17	to	20.17
12/31/2016	32,148	1.42	to	1.42	45,621	1.67	—	to	—	11.45	to	11.45
12/31/2015	40,154	1.27	to	1.27	51,131	2.17	—	to	—	(2.65)	to	(2.65)
Morningstar Balanced ETF Asset Allocation Class I Shares
12/31/2019	—	1.77	to	1.77	—	—	—	to	—	16.57	to	16.57
12/31/2018	—	1.52	to	1.52	—	—	—	to	—	(6.02)	to	(6.02)
12/31/2017	—	1.61	to	1.61	—	—	—	to	—	13.65	to	13.65
12/31/2016	—	1.42	to	1.42	—	—	—	to	—	8.69	to	8.69
12/31/2015	11,635	1.31	to	1.31	15,190	1.34	—	to	—	(1.97)	to	(1.97)

34

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
Morningstar Conservative ETF Asset Allocation Class I Shares
12/31/2019	—	$1.48	to	$1.48	$—	—%	—%	to	—%	9.75%	to	9.75%
12/31/2018	—	1.35	to	1.35	—	—	—	to	—	(2.09)	to	(2.09)
12/31/2017	—	1.38	to	1.38	—	—	—	to	—	6.45	to	6.45
12/31/2016	—	1.30	to	1.30	—	—	—	to	—	4.88	to	4.88
12/31/2015	—	1.24	to	1.24	—	—	—	to	—	(0.96)	to	(0.96)
Morningstar Growth ETF Asset Allocation Class I Shares
12/31/2019	290,096	1.86	to	1.86	540,509	2.04	—	to	—	20.14	to	20.14
12/31/2018	293,611	1.55	to	1.55	455,362	2.61	—	to	—	(7.85)	to	(7.85)
12/31/2017	207,389	1.68	to	1.68	349,040	1.52	—	to	—	17.68	to	17.68
12/31/2016	233,626	1.43	to	1.43	334,128	1.67	—	to	—	9.88	to	9.88
12/31/2015	274,585	1.30	to	1.30	357,388	2.23	—	to	—	(2.22)	to	(2.22)
Morningstar Income and Growth ETF Asset Allocation Class I Shares
12/31/2019	—	1.62	to	1.62	—	—	—	to	—	13.19	to	13.19
12/31/2018	—	1.43	to	1.43	—	—	—	to	—	(3.99)	to	(3.99)
12/31/2017	47,197	1.49	to	1.49	70,433	4.53	—	to	—	10.12	to	10.12
12/31/2016	—	1.36	to	1.36	—	—	—	to	—	6.73	to	6.73
12/31/2015	—	1.27	to	1.27	—	—	—	to	—	(1.52)	to	(1.52)
MS VIF Emerging Markets Debt Class I Shares
12/31/2019	—	4.19	to	4.19	—	—	—	to	—	14.25	to	14.25
12/31/2018	—	3.67	to	3.67	—	—	—	to	—	(6.94)	to	(6.94)
12/31/2017	—	3.94	to	3.94	—	—	—	to	—	9.71	to	9.71
12/31/2016	—	3.59	to	3.59	—	—	—	to	—	10.55	to	10.55
12/31/2015	—	3.25	to	3.25	—	—	—	to	—	(1.12)	to	(1.12)
MS VIF Emerging Markets Equity Class I Shares
12/31/2019	8,780	3.82	to	3.82	33,511	1.07	—	to	—	19.59	to	19.59
12/31/2018	9,921	3.19	to	3.19	31,663	0.45	—	to	—	(17.47)	to	(17.47)
12/31/2017	11,139	3.87	to	3.87	43,071	0.75	—	to	—	35.06	to	35.06
12/31/2016	11,841	2.86	to	2.86	33,901	0.50	—	to	—	6.74	to	6.74
12/31/2015	12,549	2.68	to	2.68	33,660	0.81	—	to	—	(10.69)	to	(10.69)
PIMCO All Asset Administrative Class
12/31/2019	359,077	2.21	to	2.21	794,406	2.94	—	to	—	11.90	to	11.90
12/31/2018	433,364	1.98	to	1.98	856,834	3.02	—	to	—	(5.41)	to	(5.41)
12/31/2017	579,088	2.09	to	2.09	1,210,403	4.56	—	to	—	13.54	to	13.54
12/31/2016	659,173	1.84	to	1.84	1,213,475	2.73	—	to	—	12.93	to	12.93
12/31/2015	644,601	1.63	to	1.63	1,050,784	3.18	—	to	—	(8.99)	to	(8.99)
PIMCO All Asset Institutional Class
12/31/2019	—	1.80	to	1.80	—	—	—	to	—	11.91	to	11.91
12/31/2018	—	1.61	to	1.61	—	1.99	—	to	—	(5.20)	to	(5.20)
12/31/2017	31,373	1.69	to	1.69	53,120	4.79	—	to	—	13.77	to	13.77
12/31/2016	33,148	1.49	to	1.49	49,334	2.78	—	to	—	13.08	to	13.08
12/31/2015	35,074	1.32	to	1.32	46,162	3.47	—	to	—	(8.95)	to	(8.95)
PIMCO High Yield Institutional Class
12/31/2019	—	3.57	to	3.57	—	—	—	to	—	14.89	to	14.89
12/31/2018	—	3.11	to	3.11	—	—	—	to	—	(2.50)	to	(2.50)
12/31/2017	—	3.19	to	3.19	—	—	—	to	—	6.77	to	6.77
12/31/2016	—	2.99	to	2.99	—	—	—	to	—	12.61	to	12.61
12/31/2015	—	2.65	to	2.65	—	—	—	to	—	(1.50)	to	(1.50)
PIMCO Low Duration Institutional Class
12/31/2019	248,769	1.57	to	1.57	390,598	2.92	—	to	—	4.18	to	4.18
12/31/2018	251,783	1.51	to	1.51	379,464	2.12	—	to	—	0.49	to	0.49
12/31/2017	214,260	1.50	to	1.50	321,329	1.47	—	to	—	1.50	to	1.50
12/31/2016	177,108	1.48	to	1.48	261,689	1.60	—	to	—	1.56	to	1.56
12/31/2015	76,506	1.45	to	1.45	111,310	3.48	—	to	—	0.47	to	0.47

35

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
PIMCO Real Return Institutional Class
12/31/2019	8,530,525	$1.89	to	$1.89	$16,120,390	1.80%	—%	to	—%	8.60%	to	8.60%
12/31/2018	9,281,274	1.74	to	1.74	16,150,428	2.64	—	to	—	(2.06)	to	(2.06)
12/31/2017	9,680,910	1.78	to	1.78	17,200,440	2.63	—	to	—	3.81	to	3.81
12/31/2016	6,188,715	1.71	to	1.71	10,592,370	2.80	—	to	—	5.35	to	5.35
12/31/2015	3,647,006	1.62	to	1.62	5,924,998	57.68	—	to	—	(2.56)	to	(2.56)
PIMCO Short-Term Institutional Class
12/31/2019	225,296	1.73	to	1.47	390,194	2.62	—	to	—	2.95	to	2.95
12/31/2018	240,940	1.68	to	1.43	405,328	2.31	—	to	—	1.68	to	1.68
12/31/2017	226,365	1.65	to	1.40	374,500	1.85	—	to	—	2.55	to	2.55
12/31/2016	210,560	1.61	to	1.37	339,676	1.74	—	to	—	2.52	to	2.52
12/31/2015	157,634	1.57	to	1.34	248,036	1.09	—	to	—	1.26	to	1.26
PIMCO Total Return Institutional Class
12/31/2019	3,979,999	2.96	to	2.40	11,793,828	3.16	—	to	—	8.52	to	8.52
12/31/2018	3,823,420	2.73	to	2.22	10,440,637	2.70	—	to	—	(0.38)	to	(0.38)
12/31/2017	3,820,433	2.74	to	2.22	10,472,610	2.17	—	to	—	5.07	to	5.07
12/31/2016	3,644,989	2.61	to	2.12	9,509,429	2.26	—	to	—	2.83	to	2.83
12/31/2015	5,487,354	2.54	to	2.06	13,922,054	5.31	—	to	—	0.60	to	0.60
Royce Capital Micro Cap Investment Class
12/31/2019	41,171	3.35	to	2.89	119,178	—	—	to	—	19.55	to	19.55
12/31/2018	44,455	2.80	to	2.42	107,640	—	—	to	—	(9.04)	to	(9.04)
12/31/2017	48,058	3.08	to	2.66	127,935	0.77	—	to	—	5.19	to	5.18
12/31/2016	34,659	2.93	to	2.53	87,718	0.04	—	to	—	19.71	to	19.71
12/31/2015	2,567,114	2.45	to	2.11	5,427,289	—	—	to	—	(12.46)	to	(12.46)
Royce Capital Small Cap Investment Class
12/31/2019	25,207	3.61	to	3.61	90,990	0.64	—	to	—	18.67	to	18.67
12/31/2018	28,481	3.04	to	3.04	86,638	0.74	—	to	—	(8.34)	to	(8.34)
12/31/2017	31,976	3.32	to	3.32	106,122	0.95	—	to	—	5.38	to	5.38
12/31/2016	33,993	3.15	to	3.15	107,060	1.81	—	to	—	20.96	to	20.96
12/31/2015	36,027	2.60	to	2.60	93,804	0.73	—	to	—	(11.80)	to	(11.80)
Rydex NASDAQ-100®
12/31/2019	—	7.62	to	7.62	—	—	—	to	—	36.86	to	36.86
12/31/2018	—	5.57	to	5.57	—	—	—	to	—	(1.81)	to	(1.81)
12/31/2017	—	5.67	to	5.67	—	—	—	to	—	31.12	to	31.12
12/31/2016	—	4.33	to	4.33	—	—	—	to	—	5.98	to	5.98
12/31/2015	—	4.08	to	4.08	—	—	—	to	—	8.24	to	8.24
Rydex VIT Nova
12/31/2019	—	5.70	to	5.70	—	—	—	to	—	45.04	to	45.04
12/31/2018	—	3.93	to	3.93	—	—	—	to	—	(10.32)	to	(10.32)
12/31/2017	—	4.38	to	4.38	—	—	—	to	—	31.78	to	31.78
12/31/2016	—	3.32	to	3.32	—	—	—	to	—	15.72	to	15.72
12/31/2015	—	2.87	to	2.87	—	—	—	to	—	(0.72)	to	(0.72)
T. Rowe Price Blue Chip Growth
12/31/2019	405,156	4.29	to	4.29	1,739,654	—	—	to	—	29.89	to	29.89
12/31/2018	406,060	3.31	to	3.31	1,342,331	—	—	to	—	1.92	to	1.92
12/31/2017	492,645	3.24	to	3.24	1,597,937	—	—	to	—	36.17	to	36.17
12/31/2016	528,016	2.38	to	2.38	1,257,776	—	—	to	—	0.78	to	0.78
12/31/2015	570,776	2.36	to	2.36	1,349,080	—	—	to	—	11.05	to	11.05
T. Rowe Price Equity Income Service Class
12/31/2019	46,819	4.09	to	3.98	191,399	2.06	—	to	—	26.40	to	26.40
12/31/2018	94,067	3.23	to	3.15	304,240	1.91	—	to	—	(9.50)	to	(9.50)
12/31/2017	127,700	3.57	to	3.48	456,374	1.68	—	to	—	16.02	to	16.02
12/31/2016	172,586	3.08	to	3.00	531,617	1.79	—	to	—	19.17	to	19.17
12/31/2015	2,898,144	2.58	to	2.52	7,491,188	1.79	—	to	—	(6.85)	to	(6.85)

36

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
T. Rowe Price International Stock
12/31/2019	20,649,171	$1.83	to	$1.83	$37,815,364	2.45%	—%	to	—%	27.77%	to	27.7	7%
12/31/2018	21,073,880	1.43	to	1.43	30,205,045	1.21	—	to	—	(14.20)	to	(14.20)
12/31/2017	24,604,802	1.67	to	1.67	41,104,020	1.15	—	to	—	27.88	to	27.88
12/31/2016	23,958,587	1.31	to	1.31	31,297,774	1.24	—	to	—	2.13	to	2.13
12/31/2015	12,621,662	1.28	to	1.28	16,144,684	1.00	—	to	—	(0.90)	to	(0.90)
T. Rowe Price Limited-Term Bond
12/31/2019	3,674,861	1.47	to	1.47	5,386,394	2.42	—	to	—	4.35	to	4.35
12/31/2018	6,024,704	1.40	to	1.40	8,462,396	1.98	—	to	—	1.18	to	1.18
12/31/2017	12,602,209	1.39	to	1.39	17,494,740	1.46	—	to	—	1.05	to	1.05
12/31/2016	11,533,912	1.37	to	1.37	15,844,562	1.35	—	to	—	1.37	to	1.37
12/31/2015	23,935,868	1.36	to	1.36	32,438,798	1.14	—	to	—	0.31	to	0.31
T. Rowe Price Mid-Cap Growth
12/31/2019	994,565	8.03	to	7.12	7,080,846	0.14	—	to	—	31.29	to	31.29
12/31/2018	1,016,753	6.12	to	5.42	5,513,644	—	—	to	—	(2.03)	to	(2.03)
12/31/2017	1,507,902	6.25	to	5.54	8,346,517	—	—	to	—	24.77	to	24.77
12/31/2016	2,012,240	5.01	to	4.44	8,926,711	—	—	to	—	6.26	to	6.26
12/31/2015	163,935	4.71	to	4.17	684,423	—	—	to	—	6.56	to	6.56
T. Rowe Price New America Growth
12/31/2019	—	4.20	to	4.20	—	—	—	to	—	34.93	to	34.93
12/31/2018	—	3.11	to	3.11	—	—	—	to	—	1.16	to	1.16
12/31/2017	—	3.08	to	3.08	—	—	—	to	—	34.43	to	34.43
12/31/2016	—	2.29	to	2.29	—	—	—	to	—	1.31	to	1.31
12/31/2015	—	2.26	to	2.26	—	—	—	to	—	8.60	to	8.60
Third Avenue Value-VST
12/31/2019	—	2.44	to	1.83	—	—	—	to	—	12.46	to	12.46
12/31/2018	—	2.17	to	1.63	—	—	—	to	—	(20.34)	to	(20.34)
12/31/2017	—	2.73	to	2.04	—	—	—	to	—	13.59	to	13.59
12/31/2016	—	2.40	to	1.80	—	—	—	to	—	12.22	to	12.22
12/31/2015	2,103,928	2.14	to	1.60	3,374,955	3.33	—	to	—	(8.89)	to	(8.89)
Vanguard®—Capital Growth
12/31/2019	3,572,288	7.52	to	7.52	26,863,265	1.10	—	to	—	26.50	to	26.50
12/31/2018	3,736,419	5.94	to	5.94	22,211,818	0.84	—	to	—	(1.18)	to	(1.18)
12/31/2017	4,106,375	6.02	to	6.02	24,702,054	1.15	—	to	—	28.83	to	28.83
12/31/2016	4,206,972	4.67	to	4.67	19,643,632	1.47	—	to	—	10.84	to	10.84
12/31/2015	6,219,931	4.21	to	4.21	26,201,831	1.04	—	to	—	2.62	to	2.62
Vanguard®—Diversified Value
12/31/2019	2,894,024	4.36	to	3.99	12,603,373	2.86	—	to	—	25.70	to	25.70
12/31/2018	2,969,837	3.47	to	3.17	10,287,731	2.53	—	to	—	(9.12)	to	(9.12)
12/31/2017	5,848,049	3.82	to	3.49	21,830,826	2.74	—	to	—	13.16	to	13.16
12/31/2016	5,953,050	3.37	to	3.08	19,631,870	2.67	—	to	—	12.96	to	12.96
12/31/2015	5,953,683	2.99	to	2.73	17,403,878	2.54	—	to	—	(2.45)	to	(2.45)
Vanguard® Balanced
12/31/2019	2,744,803	4.30	to	4.23	11,802,222	2.92	—	to	—	22.48	to	22.48
12/31/2018	3,489,322	3.51	to	3.45	12,249,305	2.27	—	to	—	(3.41)	to	(3.41)
12/31/2017	7,706,452	3.63	to	3.57	27,770,823	2.29	—	to	—	14.72	to	14.72
12/31/2016	7,841,477	3.17	to	3.11	24,632,952	2.45	—	to	—	11.01	to	11.01
12/31/2015	7,688,921	2.85	to	2.81	21,750,151	2.35	—	to	—	0.09	to	0.09
Vanguard® Equity Income
12/31/2019	2,242,620	4.36	to	4.36	9,787,892	2.45	—	to	—	24.43	to	24.43
12/31/2018	2,485,431	3.51	to	3.51	8,718,010	2.19	—	to	—	(5.96)	to	(5.96)
12/31/2017	1,271,808	3.73	to	3.73	4,744,018	2.45	—	to	—	18.25	to	18.25
12/31/2016	1,388,868	3.15	to	3.15	4,381,212	2.76	—	to	—	15.07	to	15.07
12/31/2015	214,973	2.74	to	2.74	589,336	2.81	—	to	—	0.85	to	0.85

37

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
Vanguard® Equity Index
12/31/2019	15,318,652	$4.93	to	$4.28	$69,293,875	1.92%	—%	to	—%	31.30%	to	31.30%
12/31/2018	15,589,391	3.76	to	3.26	53,726,218	1.59	—	to	—	(4.51)	to	(4.51)
12/31/2017	15,385,483	3.94	to	3.41	55,650,639	1.81	—	to	—	21.66	to	21.66
12/31/2016	17,380,774	3.24	to	2.80	51,371,137	2.28	—	to	—	11.81	to	11.81
12/31/2015	16,628,977	2.89	to	2.51	44,108,074	1.66	—	to	—	1.27	to	1.27
Vanguard® Growth
12/31/2019	—	3.93	to	3.93	—	—	—	to	—	33.82	to	33.82
12/31/2018	—	2.93	to	2.93	—	—	—	to	—	0.20	to	0.20
12/31/2017	—	2.93	to	2.93	—	—	—	to	—	30.92	to	30.92
12/31/2016	—	2.24	to	2.24	—	—	—	to	—	(1.08)	to	(1.08)
12/31/2015	—	2.26	to	2.26	—	—	—	to	—	7.98	to	7.98
Vanguard® High Yield Bond
12/31/2019	189,394	3.25	to	3.18	616,371	6.59	—	to	—	15.67	to	15.67
12/31/2018	395,220	2.81	to	2.74	1,111,927	3.41	—	to	—	(2.73)	to	(2.73)
12/31/2017	3,497,914	2.89	to	2.82	9,924,894	4.83	—	to	—	7.01	to	7.00
12/31/2016	3,620,285	2.70	to	2.64	9,603,297	5.15	—	to	—	11.35	to	11.35
12/31/2015	3,795,025	2.43	to	2.37	9,045,091	5.05	—	to	—	(1.58)	to	(1.58)
Vanguard® International
12/31/2019	6,917,996	4.63	to	4.60	31,963,339	1.46	—	to	—	31.22	to	31.22
12/31/2018	7,690,620	3.53	to	3.51	27,072,654	0.77	—	to	—	(12.61)	to	(12.61)
12/31/2017	7,846,698	4.03	to	4.02	31,609,349	1.06	—	to	—	42.67	to	42.67
12/31/2016	8,424,538	2.83	to	2.81	23,782,159	1.51	—	to	—	1.88	to	1.88
12/31/2015	9,619,852	2.78	to	2.76	26,648,108	1.84	—	to	—	(0.77)	to	(0.77)
Vanguard® Mid-Cap Index
12/31/2019	5,146,966	5.99	to	5.98	30,807,526	1.47	—	to	—	30.87	to	30.87
12/31/2018	5,394,665	4.57	to	4.57	24,672,963	1.21	—	to	—	(9.33)	to	(9.33)
12/31/2017	5,770,189	5.04	to	5.04	29,105,609	1.14	—	to	—	19.08	to	19.08
12/31/2016	5,673,094	4.24	to	4.24	24,030,982	1.36	—	to	—	11.11	to	11.11
12/31/2015	5,872,464	3.81	to	3.81	22,387,377	1.20	—	to	—	(1.43)	to	(1.43)
Vanguard® Money Market
12/31/2019	—	1.32	to	1.30	—	—	—	to	—	2.26	to	2.26
12/31/2018	—	1.29	to	1.27	—	—	—	to	—	1.97	to	1.97
12/31/2017	—	1.27	to	1.25	—	—	—	to	—	1.01	to	1.01
12/31/2016	—	1.25	to	1.23	—	0.43	—	to	—	0.48	to	0.47
12/31/2015	18,475,390	1.25	to	1.23	23,036,322	0.15	—	to	—	0.15	to	0.15
Vanguard® Real Estate Index
12/31/2019	2,071,430	6.08	to	5.54	11,634,204	2.65	—	to	—	28.81	to	28.81
12/31/2018	2,237,565	4.72	to	4.30	9,798,648	3.05	—	to	—	(5.35)	to	(5.35)
12/31/2017	2,392,006	4.99	to	4.54	11,114,798	2.47	—	to	—	4.78	to	4.78
12/31/2016	2,487,762	4.76	to	4.34	11,056,095	2.63	—	to	—	8.36	to	8.36
12/31/2015	2,592,341	4.39	to	4.00	10,648,249	1.80	—	to	—	2.22	to	2.22
Vanguard® Short-Term Investment Grade
12/31/2019	2,869,576	1.83	to	1.79	5,244,358	2.53	—	to	—	5.69	to	5.69
12/31/2018	2,483,254	1.73	to	1.69	4,293,815	1.88	—	to	—	1.04	to	1.04
12/31/2017	2,903,274	1.71	to	1.67	4,968,382	1.69	—	to	—	2.09	to	2.09
12/31/2016	1,869,047	1.68	to	1.64	3,133,001	1.73	—	to	—	2.72	to	2.72
12/31/2015	1,411,522	1.63	to	1.59	2,303,514	1.81	—	to	—	1.12	to	1.12
Vanguard® Small Company Growth Service Class
12/31/2019	6,926,879	6.06	to	5.72	40,515,313	0.49	—	to	—	28.11	to	28.11
12/31/2018	7,084,416	4.73	to	4.47	32,346,011	0.38	—	to	—	(7.26)	to	(7.26)
12/31/2017	6,689,938	5.10	to	4.82	33,002,630	0.45	—	to	—	23.46	to	23.46
12/31/2016	6,754,706	4.13	to	3.90	26,992,077	0.23	—	to	—	14.94	to	14.94
12/31/2015	3,906,627	3.59	to	3.39	13,831,390	0.35	—	to	—	(2.75)	to	(2.75)

38

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
Vanguard® Total Bond Market Index
12/31/2019	3,680,607	$2.11	to	$2.06	$7,781,580	2.66%	—%	to	—%	8.67%	to	8.67%
12/31/2018	6,172,072	1.95	to	1.89	12,007,525	2.16	—	to	—	(0.13)	to	(0.13)
12/31/2017	17,794,085	1.95	to	1.90	34,327,497	2.38	—	to	—	3.48	to	3.48
12/31/2016	18,293,221	1.88	to	1.83	34,077,996	1.92	—	to	—	2.47	to	2.47
12/31/2015	16,127,617	1.84	to	1.79	29,270,807	2.22	—	to	—	0.33	to	0.33
Vanguard® Total Stock Market Index
12/31/2019	51,285	5.20	to	5.20	266,557	1.58	—	to	—	30.75	to	30.75
12/31/2018	57,947	3.98	to	3.98	230,351	1.71	—	to	—	(5.34)	to	(5.34)
12/31/2017	93,789	4.20	to	4.20	393,851	1.88	—	to	—	20.97	to	20.97
12/31/2016	95,789	3.47	to	3.47	332,529	1.42	—	to	—	12.56	to	12.56
12/31/2015	130,897	3.08	to	3.08	403,716	1.24	—	to	—	0.37	to	0.37

(1)	See Footnote 1
*

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.

**

These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.

***

These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

39

Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

6. Administrative and Mortality and Expense Risk Charges

TPLIC deducts a monthly contract charge from the cash value, not to exceed $16.50, for administrative expenses. An effective annual rate from 0.20% to 0.90% is also deducted monthly from the policy’s cash value in each subaccount of the Separate Account for TPLIC’s assumption of certain mortality and expense risks incurred in connection with the contract. Monthly deductions are charged in the same proportion that the value in each subaccount bears to the total cash value on the monthly deduction day. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

7. Income Tax

Operations of the Separate Account form a part of TPLIC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TPLIC for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TPLIC. Under existing federal income tax laws, the income of the Separate Account is not taxable to TPLIC, as long as earnings are credited under the variable life contracts.

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Transamerica Premier Life Insurance Company

WRL Series Life Corporate Account

Notes to Financial Statements

December 31, 2019

8. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition in the financial statements.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves. Since January 2020, the Coronavirus disease (COVID-19) pandemic and economic uncertainties have arisen which have impacted the Separate Account’s net assets. The extent to which the COVID-19 pandemic will continue to impact the net assets will depend on future developments, which are highly uncertain and cannot be estimated, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

9. Related Parties

Transamerica Capital, Inc. (TCI), a wholesaling broker-dealer, is an affiliated entity of TPLIC and an indirect wholly owned subsidiary of AEGON N.V. TCI distributes TPLIC’s products through broker-dealers and other financial intermediaries.

No charges other than those disclosed in Footnote 6 are deducted for the service rendered by related parties.

Contract owners may transfer funds between available subaccount options within the Separate Account. These transfers are performed at unit value at the time of the transfer.

10. Subsequent Events (Unaudited)

Effective October 1, 2020, TPLIC merged into Transamerica Life Insurance Company (TLIC) and the Separate Account became a segregated investment account of TLIC, an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. There is no anticipated impact to the financial statements or contract holders.

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STATEMENT OF ADDITIONAL INFORMATION

May 1, 2008

WRL ADVANTAGE IV

issued through

WRL Series Life Corporate Account

by

Western Reserve Life Assurance Co. of Ohio

Administrative Office:

4333 Edgewood Rd NE

Mailstop 2390

Cedar Rapids, IA 52499

1-888-804-8461    1-319-355-8572

This Statement of Additional Information (“SAI”) expands upon subjects discussed in the current prospectus for the WRL Advantage IV, an individual variable adjustable life insurance policy offered by Western Reserve Life Assurance Co. of Ohio, an AEGON company. You may obtain a copy of the prospectus dated May 1, 2008, by calling 1-888-804-8461 or 319-355-8572 (Monday – Friday from 8:00 a.m. – 4:30 p.m. CST), or by writing to the administrative office at Western Reserve Life, 4333 Edgewood Rd NE, Cedar Rapids, Iowa, 52499. The prospectus sets forth information that a prospective investor should know before investing in a Policy. Terms used in this SAI have the same meanings as in the prospectus for the Policy.

This SAI is not a prospectus and should be read only in conjunction with the prospectus for the Policy and the WRL Series Life Corporate Account.

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GLOSSARY

accumulation unit – A unit of measurement used to calculate values under the Policy.

administrative office – Western Reserve’s administrative office located at 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52499, 319-355-8572. Our toll-free phone number is 1-888-804-8461. Our hours are Monday - Friday from 8:00 a.m. – 4:30 p.m. Central Standard Time.

age – The insured’s age on the effective date, plus the number of completed Policy years since the effective date.

beneficiary – The person (s) to whom we pay the life insurance benefit proceeds upon the insured’s death.

cash value – During the free-look period, the cash value is the amount in the general account. After the free-look period, the cash value is the sum of the value of the Policy’s accumulation units in each subaccount and the loan account, less any mortality and expense risk charges that have accrued since the last monthly deduction date.

Code – The Internal Revenue Code of 1986, as amended.

effective date – The date shown in the Policy when insurance coverage is effective and monthly deductions commence under the Policy. We use the effective date to determine Policy months, Policy years and Policy anniversaries.

face amount – A dollar amount you select that is shown in the Policy and used to determine the life insurance benefit.

general account – Western Reserve’s assets other than those allocated to the separate account or any other separate account Western Reserve establishes.

indebtedness – The loan amount plus any accrued loan interest.

insured – The person whose life is insured by the Policy.

issue age – The insured’s age on the effective date.

lapse – Termination of the Policy at the expiration of the late period while the insured is still living.

late period – A 62-day period during which you may make premium payments to cover the overdue (and other specified) monthly deductions, and you may reinstate or repay any unpaid loan amount, and thereby prevent the Policy from lapsing.

life insurance benefit – The amount payable to the beneficiary under a life insurance benefit option before adjustments if the insured dies while the Policy is in force.

life insurance benefit option – One of the three options that you may select for the computation of the life insurance benefit proceeds.

life insurance benefit proceeds – The total amount payable to the beneficiary if the insured dies while the Policy is in force. The life insurance benefit proceeds include reductions for any outstanding indebtedness and any due and unpaid charges.

loan account – A portion of the general account to which we transfer cash value to provide collateral for any loan taken under the Policy.

loan account value – The cash value in the loan account.

loan amount – The loan amount on the last Policy anniversary plus any new loans minus any loan repayments. On each Policy anniversary, we add unpaid loan interest to the loan amount.

monthly deduction day – The same date in each succeeding month as the effective date. Whenever the monthly deduction day falls on a date other than a valuation day, the monthly deduction day will be the next valuation day.

net cash value – The amount payable on surrender of the Policy. It is equal to the cash value as of the date of surrender minus any outstanding Policy loan and any loan interest due, plus refund of premium load at surrender, if applicable.

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net premium – The portion of any premium available for allocation to the subaccounts equal to the premium paid less the applicable percent of premium load.

1940 Act – The Investment Company Act of 1940, as amended.

NYSE – New York Stock Exchange.

planned premium – The premium you select as a level amount that you plan to pay on a quarterly, semi-annual or annual basis over the life of the Policy. Payment of all planned premiums, on time, does not mean that the Policy will not lapse, without value. Additional and substantial premiums, above the planned premiums, may be necessary to prevent lapse.

policy anniversary – The same date in each Policy year as the effective date.

policy month – A one-month period beginning on the monthly deduction day.

policy owner – The owner of the Policy, as shown in our records. All of the rights and benefits of the Policy belong to the policy owner, unless otherwise stated in the Policy.

policy year – A twelve-month period beginning on the effective date or on a Policy anniversary.

portfolio (s) – A series of a mutual fund in which a corresponding subaccount invests its assets.

SEC – U.S. Securities and Exchange Commission.

separate account – WRL Series Life Corporate Account, an investment account established by Western Reserve to receive and invest net premiums allocated under the Policy and other variable life insurance policies we issue.

settlement options – The manner in which an owner or beneficiary elects to receive the life insurance benefit proceeds.

subaccount – A sub-division of the separate account, whose assets are exclusively invested in a corresponding portfolio.

subaccount value – The cash value in a subaccount.

target premium – An amount of premium used to determine the percent of premium load. It is equal to the seven-pay limit defined in Section 7702A of the Code.

valuation day – For each subaccount, each day on which the New York Stock Exchange is open for regular trading except for days that a subaccount’s corresponding portfolio does not value its shares. Currently, there are no days when the New York Stock Exchange is open for regular trading and a portfolio does not value its shares.

valuation period – The period that starts at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time on each valuation day) on one valuation day and ends at the close of regular trading on the next succeeding valuation day.

we, us, company, our - Western Reserve Life Assurance Co. of Ohio (“Western Reserve”).

written notice - The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our administrative office.

you, your (owner or policy owner) - The person entitled to exercise all rights as owner under the Policy.

2

In order to supplement the description in the prospectus, the following provides additional information about Western Reserve and the Policy, which may be of interest to a prospective purchaser.

THE POLICY – GENERAL PROVISIONS

Entire Contract

The entire contract consists of the Policy, any Policy attachments, the application for the Policy and any supplemental applications. Any application used to apply for increases in the face amount will be attached to and made a part of the Policy. Any extra benefit rider attached to the Policy will become a part of the Policy and will be subject to all the terms and conditions of the Policy unless we state otherwise in the rider.

Information in the Application for this Policy

In issuing the Policy, we have relied on the statements made in the application. All such statements are deemed to be representations and not warranties. We assume these statements are true and complete to the best of the knowledge and belief of those who made them.

No statement made in connection with the application will be used by us to void the Policy or to deny a claim unless that statement is a material misrepresentation and is part of the application.

Ownership Rights

The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner’s estate. The owner may exercise certain rights described below.

Changing the Owner

•	Change the owner by providing written notice to us at our administrative office at any time while the insured is alive and the Policy is in force.

•	Once we have recorded a change of owner, the change is effective as of the date the owner signs the written notice.

•	Changing the owner does not automatically change the beneficiary.

•	Changing the owner may have tax consequences. You should consult a tax advisor before changing the owner.

•	We are not liable for payments we made before we received the written notice at our administrative office.

Choosing the Beneficiary

•	The owner designates the beneficiary (the person to receive the life insurance benefit when the insured dies) in the application or in a signed notice.

•	Any beneficiary designation is revocable unless otherwise stated in the designation.

3

•

If the owner designates more than one beneficiary, they can be classed as first, second and so on. If two or more are named in a class, each beneficiary in the class shares equally in any life insurance benefit proceeds unless the beneficiary designation states otherwise.

•	If the beneficiary dies before the insured, then any contingent beneficiary becomes a beneficiary.

•	If no beneficiary survives the insured, the right to these proceeds will pass to you. If you are the insured, the right will pass to you.

Changing the Beneficiary

•	The owner changes the beneficiary by providing written notice to us at our administrative office any time while the insured is alive and the Policy is in force.

•	Once we have recorded the change of beneficiary, the change is effective as of the date the owner signs the written notice.

•	We are not liable for any payments we made before we received the written notice at our administrative office.

Assigning the Policy

•	The owner may assign Policy rights while the insured is alive.

•	The owner retains any ownership rights that are not assigned.

•	We must receive written notice of the assignment at our administrative office.

•	Assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment. Any amount payable to the assignee will be paid in a lump sum.

•	An assignment passes along the obligation to repay any indebtedness outstanding at the time of the assignment.

•	Claims under any assignment are subject to proof of interest and the extent of the assignment.

•	We are not:

•	bound by any assignment unless we receive a written notice of the assignment at our administrative office;

•	responsible for the validity of any assignment;

•	liable for any payment we made before we received written notice of the assignment at our administrative office; or

•	bound by any assignment which results in adverse tax consequences to the owner, insured(s) or beneficiary(ies).

•	Assigning the Policy may have tax consequences. You should consult a tax advisor before assigning the Policy.

Selecting the Tax Test

The owner may elect either the guideline premium test or the cash value accumulation test. Your election may affect the amount of the life insurance benefit payable under your Policy, the amount of premiums you may pay and the amount of your monthly deduction.

4

Our Right to Contest the Policy

In issuing this Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy’s validity or may resist a claim under the Policy. We also may contest the validity of any increase of face amount or other change to the Policy if you make any material misrepresentation of a fact in the application (or any supplemental application) for the increase or change to the Policy. In the absence of fraud, we consider statements made in the application(s) to be representations, not warranties.

In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the insured’s lifetime for two years from the effective date, or if the Policy has been reinstated, for two years from the date of reinstatement. Likewise, we cannot bring any legal action to contest the validity of any increase in face amount that occurs after the effective date, or any Policy reinstatement, for two years from the effective date of the increase or reinstatement.

However, if the increase in face amount is the result of a corresponding decrease in the amount of insurance under any attached term rider, the two-year contestable period will be measured from the date the corresponding portion of term insurance became effective. Please refer to the provision or provisions that may be in any rider or riders attached to the Policy regarding the contestability of the rider or riders.

Suicide Exclusion

If the insured commits suicide, while sane or insane, within two years of the effective date (or two years from the reinstatement date, if the Policy lapses and is reinstated), the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any indebtedness, and less any partial withdrawals. We will pay this amount to the beneficiary in one sum.

If the insured commits suicide, while sane or insane, within two years of the effective date of any increase in the face amount or additional coverage rider, our liability is limited to an amount equal to the cost of insurance attributable to the increase from the effective date of the increase to the date of death.

However, if the increase in face amount is the result of a corresponding decrease in the amount of insurance under any attached term rider, the two-year suicide exclusion period will be measured from the date that the corresponding portion of term insurance became effective.

Misstatement of Age or Sex

If the age or sex of the insured was stated incorrectly in the application or any supplemental application, then the life insurance benefit and any benefits provided by rider or endorsement will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the insured’s correct age and sex. If the age of the insured has been overstated or understated, we will calculate future monthly deductions using the cost of insurance (and the cost of benefit provided by rider or endorsement) based on the insured’s correct age and sex.

Modifying the Policy

Only our President, one of the Vice Presidents, Secretary or an officer of Western Reserve may modify this Policy or waive any of our rights or requirements under this Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in this Policy.

If we modify the Policy, we will provide you notice and we will make appropriate endorsements to the Policy.

Addition, Deletion or Substitution of Portfolios

We do not guarantee that each portfolio will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new portfolios, close existing portfolios, or substitute portfolio shares that are held by

5

any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses, and their availability may be limited to certain classes of purchasers. We could add, delete or substitute shares of another portfolio of a fund (or of another open-end, registered investment company) if the shares of a portfolio are no longer available for investment, or if in our judgment further investment in any portfolio would become inappropriate in view of the purposes of the separate account or for other reasons. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase for the separate account securities from other portfolios. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

We also reserve the right to establish additional subaccounts of the separate account, each of which would invest in a new portfolio or in shares of another investment company, with specified investment objectives. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant. We will make any new subaccounts available to existing owners on a basis we determine. We may also eliminate one or more subaccounts for the same reasons as stated above.

In the event of any such substitution or change, we may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If we deem it to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the separate account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or subaccounts.

ADDITIONAL INFORMATION

Settlement Options

When the insured dies, the beneficiary may apply the lump sum life insurance benefit proceeds to one of the settlement options. If the regular payment under a settlement option would be less than $100, we will instead pay the proceeds in one lump sum. We may make other settlement options available in the future.

Once we begin making payments under a settlement option, you or the beneficiary will no longer have any value in the subaccounts. Instead, the only entitlement will be the amount of the regular payment for the period selected under the terms of the settlement option chosen. Depending upon the circumstances, the effective date of a settlement option is the surrender date or the insured’s date of death.

Under a settlement option, the dollar amount of each payment may depend on four things:

•	the amount of the surrender on the surrender date or life insurance benefit proceeds on the insured’s date of death;

•	the interest rate we credit on those amounts;

•	the mortality tables we use; and

•	the specific payment option(s) you choose.

Even if the life insurance benefit under the Policy is excludible from income, payments under settlement options may not be excludible in full. This is because earnings on the life insurance benefit after the insured’s death are taxable, and payments under the settlement options generally include such earnings. You should consult a tax adviser as to the tax treatment of payments under settlement options.

All settlement option rates are based on the 2000 Individual Annuity Mortality Table, if applicable, and a guaranteed annual interest rate of 4%. The payee will receive the greater of:

1.	The income rates in effect for us at the time the income payments are made; or

6

2.	The income rates guaranteed in the Policy.

Fixed Period Option

•	We will pay the proceeds, plus interest, in equal monthly installments for a fixed period of your choice, but not longer than 360 months.

•	We will stop making payments once we have made all the payments for the period selected.

Life Income Option

At your or the beneficiary’s direction, we will make equal monthly installments:

•	only for the life of the payee, at the end of which payments will end; or

•	for the longer of the payee’s life, or for a certain period of 5 or 10 years if the payee dies before the end of the certain period; or

•	for the longer of the payee’s life, or until the total amount of all payments we have made equals the proceeds that were applied to the settlement option.

Joint and Survivor Income Option

•	We will make equal monthly payments during the joint lifetime of two persons.

•	Payments to the surviving payee will equal either:

•	the full amount paid to the payee before the payee’s death; or

•	two-thirds of the amount paid to the payee before the payee’s death.

•	All payments will cease upon the death of the surviving payee.

Additional Information about Western Reserve and the Separate Account

Western Reserve is a stock life insurance company that is wholly-owned by AEGON USA, Inc. which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. AEGON USA, Inc., is a wholly-owned indirect subsidiary of AEGON N.V., of the Netherlands, a public company under Dutch law. Western Reserve’s administrative office is located at 4333 Edgewood Rd NE, Cedar Rapids, IA, 52499.

Western Reserve was incorporated in 1957 under the laws of Ohio and is subject to regulation by the Insurance Department of the State of Ohio, as well as by the insurance departments of all other states and jurisdictions in which it does business. Western Reserve is licensed to sell insurance in all states (except New York), Puerto Rico, Guam, and in the District of Columbia. Western Reserve submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. The Policy described in the prospectus has been filed with, and where required, approved by, insurance officials in those jurisdictions in which it is sold.

Western Reserve established the separate account as a separate investment account under Ohio law in 1997. We own the assets in the separate account and are obligated to pay all benefits under the Policies. The separate account is used to support other life insurance policies of Western Reserve, as well as for other purposes permitted by law. The separate account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a “separate account” within the meaning of the federal securities laws.

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Western Reserve holds the assets of the separate account apart from the general account. Western Reserve maintains records of all purchases and sales of portfolio shares by each of the subaccounts. A blanket bond was issued to AEGON USA, Inc. (“AEGON USA”) in the aggregate amount of $12 million, covering all of the employees of AEGON USA and its affiliates, including Western Reserve. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc., provides fidelity coverage and, covers the activities of registered representatives of Transamerica Capital, Inc. (“TCI”) to a limit of $10 million.

Changes to the Separate Account

Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the separate account, including, among others, the right to:

•	Remove, combine or add subaccounts and make the new subaccounts available to you at our discretion;

•	Add new portfolios or remove existing portfolios;

•

Substitute new portfolios for any existing portfolios if shares of the portfolio are no longer available for investments or if we determine that investment in a portfolio is no longer appropriate in light of the purposes of the separate account;

•	Close subaccounts to allocations of new premiums by existing or new policy owners at any time at our discretion;

•	Make subaccounts (including new subaccounts) available to such classes of Policies as we may determine;

•	Transfer assets supporting the Policies from one subaccount to another or from the separate account to another separate account;

•	Combine the separate account with other separate accounts and/or create new separate accounts;

•	Deregister the separate account under the 1940 Act or operate the separate account as a management investment company under the 1940 Act, or as any other form permitted by law;

•	Manage the separate account under the direction of a committee at any time;

•	Make any changes required by the 1940 Act or other applicable law or regulation; and

•	Modify the provisions of the Policy to reflect changes to the subaccounts and the separate account and to comply with applicable law.

Some, but not all, of these future changes may be the result of changes in applicable laws or interpretation of the law.

The portfolios, which sell their shares to the subaccounts, may discontinue offering their shares to the subaccounts. New or substitute portfolios may have different fees and expenses, and their availability may be limited to certain classes of purchasers. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes. We reserve the right to make other structural and operational changes affecting the separate account.

Potential Conflicts of Interests

Shares of certain Portfolios are sold to separate accounts of insurance companies that may or may not be affiliated with Western Reserve or each other. In addition, shares of certain portfolios are also sold to separate accounts to serve as the underlying investment for both variable life insurance policies and variable annuity contracts and for retirement plans. It is possible that a material conflict may arise between the interests of owners of the Policies and owners of other variable life

8

insurance policies or variable annuity contracts and for retirement plans whose accumulation values are allocated to a portfolio. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners. Although neither Western Reserve nor the portfolios currently foresee any such disadvantages, Western Reserve and each portfolio’s Board of Directors intend to monitor events in order to identify any material conflicts and to determine what action, if any, to take. Such action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. If the Board of Directors were to conclude that separate funds should be established for variable life and variable annuity separate accounts, Western Reserve will bear the attendant expenses, but variable life insurance Policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

Legal Matters

Sutherland Asbill & Brennan LLP of Washington, D.C. provided advice on certain matters relating to the federal securities laws.

Variations in Policy Provisions

Certain provisions of the Policy may vary from the descriptions in the prospectus, depending on when and where the Policy was issued, in order to comply with different state laws. These variations may include different interest rates charged and credited on Policy loans. Please refer to your Policy, as any variations will be included in your Policy or in riders or endorsements attached to your Policy.

Personalized Illustrations of Policy Benefits

To help you understand how your life insurance benefit, net cash value, and cash value would vary over time under different sets of assumptions, we will provide you with certain personalized illustrations without charge and upon request. These illustrations will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the face amount, life insurance benefit option, premium payment amounts, and hypothetical rates of return (within limits) that you request.

The illustrations also will reflect the average portfolio expenses for 2007. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

The illustrations are hypothetical only and are not representations of future returns or Policy values and benefits. Your actual results will differ from those in the illustrations.

Sale of the Policies

We currently offer the Policies on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

Our affiliate TCI is the distributor and principal underwriter for the Policies. TCI’s home office is located at 4600 S. Syracuse St., Suite 1100, Denver, CO 80237. TCI, like Western Reserve, is an indirect, wholly owned subsidiary of AEGON USA. TCI is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA, Inc. TCI is not a member of the Securities Investor Protection Corporation.

The Policies are offered to the public through sales representatives of broker-dealers (“selling firms”) that have entered into selling agreements with us and with TCI. TCI compensates these selling firms for their services. Sales representatives are appointed as our insurance agents.

During fiscal years 2007, 2006 and 2005, the amounts paid to TCI (beginning May 1, 2007) and AFSG Securities Corporation (“AFSG”) (the principal underwriter until April 2007) in connection with all Policies sold through the separate account were

9

$1,539,618.71, $2,920.902.77 and $4,129,524.33, respectively. TCI and AFSG passed through commissions they received to selling firms for their sales and did not retain any portion in return for their services as principal underwriter for the Policies. Our parent company provides paid-in capital contributions to TCI (and provided paid-in capital distributions to AFSG), and pays for TCI’s (and paid for AFSG’s) operating and other expenses, including overhead, legal and accounting fees.

We and/or TCI may pay certain selling firms additional cash amounts for: (1) “preferred product” treatment of the Policies in their marketing programs, which may include marketing services and increased access to their sales representatives; (2) costs associated with sales conferences and educational seminars for their sales representatives; and (3) other sales expenses incurred by them. We and/or TCI may make additional payments to certain selling firms based on aggregate sales or persistency standards. These various payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

Reports to Owners

At least once each year, or more often as required by law, we will mail to policy owners at their last known address a report showing the following information as of the end of the report period:

• the current cash value	• any activity since the last report

• the current net cash value	• the current subaccount values and loan account value

• the current life insurance benefit	• current net premium allocations

• the current loan amount	• any other information required by law

In addition, we will send written confirmations of any premium payments and other financial transactions you request including: changes in face amount, changes in life insurance benefit option, transfers, partial withdrawals, increases in loan amount, loan interest payments, loan repayments, lapses and reinstatements. We also will send copies of the annual and semi-annual report to shareholders for each portfolio in which you are indirectly invested.

Claims of Creditors

Except as described in the assignment section above, payments we make under the Policy are, to the extent permitted by law, exempt from the claims, attachments or levies of any creditors.

Records

We will maintain all records relating to the separate account.

Additional Information

A registration statement under the Securities act of 1933 has been filed with the SEC relating to the offering described in the prospectus and this statement of additional information. Neither the prospectus nor this statement of additional information includes all the information included in the registration statement. The omitted information may be obtained at the SEC’s principal office in Washington, D.C. by paying the SEC’s prescribed fees.

Independent Registered Public Accounting Firm

The financial statements of the separate account at December 31, 2007 and for the periods disclosed in the financial statements, and the financial statements and schedules of Western Reserve at December 31, 2007, 2006, and 2005 for each of the three years in the period ended December 31, 2007, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, Independent Registered Public Accounting Firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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Financial Statements

The separate account’s financial statements, which include the Report of Independent Registered Public Accounting Firm, appear on the following pages and have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The company’s financial statements are also attached and have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Western Reserve’s financial statements and schedules, which include the Report of Independent Registered Public Accounting Firm, also appear on the following pages. These financial statements and schedules should be distinguished from the separate account’s financial statements, and you should consider these financial statements and schedules only as bearing upon Western Reserve’s ability to meet our obligations under the Policies. You should not consider our financial statements and schedules as bearing upon the investment performance of the assets held in the separate account.

Western Reserve’s financial statements and schedules at December 31, 2007, 2006 and 2005 and for each of the three years in the period ended December 31, 2007, have been prepared on the basis of statutory accounting principles rather than accounting principles generally accepted in the United States.

UNDERWRITING

Underwriting Standards

This Policy uses mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age. Montana prohibits our use of actuarial tables that distinguish between males and females to determine premiums and Policy benefits for policies issued on the lives of its residents. Therefore, we will base the premiums and benefits in Policies that we issue in Montana, to insure residents of that state, on actuarial tables that do not differentiate on the basis of sex.

Your cost of insurance charge will vary by the insured’s sex, issue age on the effective date, and rate class. We currently place insureds into the following rate classes:

•	Medical issue;

•	Simplified issue;

•	Guaranteed Issue;

•	Non-tobacco use;

•	Tobacco use

We also place insureds in various sub-standard rate classes, which entail a higher mortality risk and higher charges. We generally charge higher rates for insureds that use tobacco. Medical issue requires the completion of a full medical application.

PERFORMANCE DATA

Performance Data in Advertising Sales Literature

We may compare each subaccount’s performance to the performance of:

•	other variable life issuers in general;

•

variable life insurance policies which invest in mutual funds with similar investment objectives and policies, as reported by Lipper Analytical Services, Inc. (“Lipper”) and Morningstar, Inc. (“Morningstar”); and other services, companies, individuals, or industry or financial publications (e.g., Forbes, Money, The Wall Street Journal, Business Week, Barron’s, Kiplinger’s Personal Finance, and Fortune);

11

•

Lipper and Morningstar rank variable annuity contracts and variable life policies. Their performance analysis ranks such policies and contracts on the basis of total return, and assumes reinvestment of distributions, but it does not show sales charges, redemption fees or certain expense deductions at the separate account level.

•	the Standard & Poor’s Index of 500 Common Stocks, or other widely recognized indices;

•	unmanaged indices may assume the reinvestment of dividends, but usually do not reflect deductions for the expenses of operating or managing an investment portfolio; or

•	other types of investments, such as:

•	certificates of deposit;

•	savings accounts and U.S. Treasuries;

•	certain interest rate and inflation indices (e.g., the Consumer Price Index); or

•

indices measuring the performance of a defined group of securities recognized by investors as representing a particular segment of the securities markets (e.g., Donoghue Money Market Institutional Average, Lehman Brothers Corporate Bond Index, or Lehman Brothers Government Bond Index).

Western Reserve’s Published Ratings

We may publish in advertisements, sales literature or reports we send to you the ratings and other information that an independent ratings organization assigns to us. These organizations include: A.M. Best Company, Moody’s Investors Service, Inc., Standard & Poor’s Insurance Rating Services and Fitch Ratings. These ratings are opinions regarding an operating insurance company’s financial capacity to meet the obligations of its insurance policies in accordance with their terms. These ratings do not apply to the separate account, the subaccounts, the funds or their respective portfolios, or to their performance.

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INDEX TO FINANCIAL STATEMENTS

WRL Series Life Corporate Account

Report of Independent Registered Public Accounting Firm

Statements of Assets and Liabilities

Statements of Operations

Statements of Changes in Net Assets

Notes to the Financial Statements

Western Reserve Life Assurance Co. of Ohio

Report of Independent Registered Public Accounting Firm, March 28, 2008.

Audited Financial Statements

Balance Sheets – Statutory Basis

Statements of Operations – Statutory Basis

Statements of Changes in Capital and Surplus – Statutory Basis

Statutory-Basis Statements of Cash Flow – Statutory Basis

Notes to Financial Statements – Statutory Basis

Statutory-Basis Financial Statement Schedules

Summary of Investments – Other Than Investments in Related Parties

Supplementary Insurance Information

Reinsurance

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Part C: Other Information

Item 26.	Exhibits

(a)	i.	Board of Directors Resolution establishing separate account [1]

ii.	Board of Directors Resolution regarding re-domestication to Iowa [16]

iii.	Board of Directors Resolution approving plan of merger – WRL [16]

iv.	Board of Directors Resolution approving plan of merger – TPLIC [16]

v.	Board of Directors Resolution approving plan of merger – TPLIC*

vi.	Board of Directors Resolution approving plan of merger – TLIC*

(b)	Custodian Agreements (Not Applicable)

(c)	Underwriting Contracts

i.	Amended and Restated Principal Underwriting Agreement

ii.	Selected Broker Agreement [2]

(d)	Contracts

i.	Variable Adjustable Life Insurance Policy [1]

ii.	Amendatory Endorsement [3]

iii.	Term Insurance Rider [1]

(e)	Application [1]

(f)	Depositor’s Certificate of Incorporation and By-Laws

i.	Articles of Incorporation of Transamerica Life Insurance Company

ii.	By-Laws of Transamerica Life Insurance Company

(g)	Reinsurance Contracts

i.	Reinsurance Treaty dated July 1, 2002 [4]

(h)	Participation Agreements

i.	a. Participation Agreement regarding Fidelity Variable Insurance Products Fund [5]

b. Participation Agreement regarding Fidelity Variable Insurance Products Fund II 5

c. Participation Agreement regarding Fidelity Variable Insurance Products Fund III 5

d. Shareholder Information Sharing Agreement (Under Rule 22c-2(a)(2) of the Investment Company Act of 1940) regarding Fidelity Variable Insurance Products Funds 2

e. Amendment to Participation Agreement regarding Fidelity Variable Insurance Products Fund, Fund II, Fund III, Fund IV and Fund V 16

ii.	Participation Agreement regarding PIMCO Variable Insurance Trust [5]

a. Second Amendment to Participation Agreement Between PIMCO Funds Distributors LLC, and Western Reserve Life Assurance Co. of Ohio 6

b. Third Amendment to Participation Agreement Between PIMCO Funds Distributors LLC, and Western Reserve Life Assurance Co. of Ohio 7

c. Shareholder Information Sharing Agreement (Under Rule 22c-2(a)(2) of the Investment Company Act of 1940) regarding PIMCO Variable Insurance Trust 2

iii.	Participation Agreement regarding T. Rowe Price Equity Series, Inc. T. Rowe Price International Series, Inc., T. Rowe Price Fixed Income Series, Inc. [5]

a. Shareholder Information Sharing Agreement (Under Rule 22c-2(a)(2) of the Investment Company Act of 1940) regarding T. Rowe Price Equity Series, Inc. and T. Rowe Price International Series, Inc., and T. Rowe Price Fixed Income Series, Inc. 2

b. Amendment to Participation Agreement regarding T. Rowe Price Equity Series, Inc. T. Rowe Price International Series, Inc., T. Rowe Price Fixed Income Series, Inc. 16

iv.	Participation Agreement regarding Janus Aspen Series [5]

a. Shareholder Information Sharing Agreement (Under Rule 22c-2(a)(2) of the Investment Company Act of 1940) regarding Janus Aspen Funds, Inc. 2

v.	a. Participation Agreement regarding Vanguard Variable Insurance Funds [8]

b. Amendment to Participation Agreement regarding Vanguard Variable Insurance Funds 4

c. Shareholder Information Sharing Agreement (Under Rule 22c-2(a)(2) of the Investment Company Act of 1940) regarding Vanguard Variable Insurance Fund 2

d. Amendment to Participation Agreement regarding Vanguard Variable Insurance Fund 16

vi.	Participation Agreement regarding Royce Capital Fund [9]

a. Shareholder Information Sharing Agreement (Under Rule 22c-2(a)(2) of the Investment Company Act of 1940) regarding Royce Capital Fund 2

vii.	a. Participation Agreement regarding First Eagle SoGen Variable Funds, Inc. [6]

b. Participation Agreement regarding First Eagle SoGen Variable Funds, Inc. 4

c. Shareholder Information Sharing Agreement (Under Rule 22c-2(a)(2) of the Investment Company Act of 1940) regarding First Eagle Variable Funds, Inc. 2

viii.	Participation Agreement regarding Third Avenue Variable Insurance Trust [6]

a. Shareholder Information Sharing Agreement (Under Rule 22c-2(a)(2) of the Investment Company Act of 1940) regarding Third Avenue Variable Series Trust 2

ix.	Participation Agreement regarding American Funds Insurance Series [10]

a. Shareholder Information Sharing Agreement (Under Rule 22c-2(a)(2) of the Investment Company Act of 1940) regarding American Funds Insurance Series 2

x.	Participation Agreement regarding DFA Investment Dimensions Group Inc. funds. [11]

a. Shareholder Information Sharing Agreement (Under Rule 22c-2(a)(2) of the Investment Company Act of 1940) regarding DFA Investment Dimensions Group Inc. funds. 11

xi.	Participation Agreement regarding Ibbotson ETF Allocation Series [11]

a. Shareholder Information Sharing Agreement (Under Rule 22c-2(a)(2) of the Investment Company Act of 1940) regarding Ibbotson ETF Allocation Series 11

xii.	Participation Agreement regarding BT Insurance Funds Trust [13]

a. Amended and Restated Participation Agreement regarding DWS Investments VIT Funds 2

b. Shareholder Information Sharing Agreement (Under Rule 22c-2(a)(2) of the Investment Company Act of 1940) regarding DWS Investments VIT Funds 2

xiii.	Participation Agreement regarding INVESCO Variable Investment Funds, Inc. [14]

xiv.	Participation Agreement regarding Universal Institutional Funds, Inc. 3

a. Shareholder Information Sharing Agreement (Under Rule 22c-2(a)(2) of the Investment Company Act of 1940) regarding Universal Institutional Funds, Inc. 2

xv.	Participation Agreement regarding AIM Variable Insurance Funds [15]

b. Amendment to Participation Agreement regarding AIM Variable Insurance Funds 15

2

c. Shareholder Information Sharing Agreement (Under Rule 22c-2(a)(2) of the Investment Company Act of 1940) regarding AIM Variable Insurance Funds 2

(i)	Administrative Contracts

i. Third Party Administration and Transfer Agent Agreement 12

ii. Amendment to Third Party Administration and Transfer Agent Agreement 16

(j)	Other Material Contracts (Not applicable)

(k)	Legal Opinion*

(l)	Actuarial Opinion (Not Applicable)

(m)	Calculation (Not Applicable)

(n)	Other Opinions

i.	Consent of PricewaterhouseCoopers LLP*

(o)	Omitted Financial Statements (Not Applicable)

(p)	Initial Capital Agreements (Not Applicable)

(q)	Redeemability Exemption

i.	Memorandum describing issuance, transfer and redemption procedures*

(r)	Power of Attorney

i.	Power of Attorney for Blake S. Bostwick*

ii.	Power of Attorney for Fred Gingerich*

iii.	Power of Attorney for Mark W. Mullin*

iv.	Power of Attorney for Dave Schulz*

v.	Power of Attorney for C. Michiel van Katwijk*

* Filed herewith.

1 Incorporated herein by reference to the initial filing of this registration statement on Form S-6 on June 25, 1998 (File No. 333-57681).

2 Incorporated herein by reference to Post-Effective Amendment No. 17 to Form N-6 registration statement filed April 30, 2007. (File No. 333-57681).

3 Incorporated herein by reference to Post-Effective Amendment No. 6 to Form S-6 registration statement filed November 1, 2000. (File No. 333-57681).

4 Incorporated herein by reference to Post-Effective Amendment No. 12 to Form N-6 registration statement filed April 21, 2003. (File No. 333-57681).

5 Incorporated herein by reference to Post-Effective Amendment No. 3 to Form S-6 registration statement filed September 23, 1999. (File No. 333-57681).

6 Incorporated herein by reference to Post-Effective Amendment No. 10 to Form S-6 registration statement filed July 3, 2002. (File No. 333-57681).

7 Incorporated herein by reference to Post-Effective Amendment No. 16 to Form N-6 registration statement filed April 27, 2006. (File No. 333-57681).

8 Incorporated herein by reference to Post-Effective Amendment No. 8 to Form S-6 registration statement filed November 28, 2001. (File No. 333-57681).

9 Incorporated herein by reference to Post-Effective Amendment No. 9 to Form S-6 registration statement filed April 29, 2002. (File No. 333-57681).

3

10 Incorporated herein by reference to Post-Effective Amendment No. 15 to Form N-6 registration statement filed April 28, 2005. (File No. 333-57681).

11 Incorporated herein by reference to Post-Effective Amendment No. 18 to Form N-6 registration statement filed April 28, 2008. (File No. 333-57681).

12 Incorporated herein by reference to Post-Effective Amendment No. 11 to Form N-6 registration statement filed February 4, 2003. (File No. 333-57681).

13 Incorporated herein by reference to Amendment to Form S-6 registration statement filed November 2, 1998. (File No. 333-57681).

14 Incorporated herein by reference to Amendment No 4 to Form S-6 registration statement filed November 10, 1999. (File No. 333-57681).

15 Incorporated herein by reference to Post-Effective Amendment No. 13 to Form N-6 registration statement filed April 30, 2004. (File No. 333-57681).

16 Incorporated herein by reference to the initial filing of registration statement on Form N-6 filed October 1, 2014 (File No. 333-199048).

Item 27.	Directors and Officers of the Depositor

Name	Principal Business Address	Position
Blake S. Bostwick	1	Director and President
Fred Gingerich	3	Controller and Vice President
Mark W. Mullin	2	Director and Chairman of the Board
Dave Schulz	3	Director, Chief Tax Officer, Senior Vice President
C. Michiel van Katwijk	2	Director, Chief Financial Officer, Executive Vice President, Treasurer
Karyn Polak	(2)	Director, Secretary, General Counsel and Senior Vice President

(1)	1801 California Street, Suite 5200, Denver, CO 80202-2642
(2)	100 Light Street, Baltimore, MD 21202
(3)	4333 Edgewood Road NE, Cedar Rapids, Iowa 52499-0001

4

Item 28. Persons Controlled by or under Common Control with the Depositor or Registrant

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
AEGON Affordable Housing Debt Fund I, LLC	Delaware	Members: AHDF Manager I, LLC (0.01%), Managing Member; Transamerica Life Insurance Company (5%); non-AEGON affiliates: Dominium Taxable Fund I, LLC (94.99%)	Affordable housing loans
AEGON AM Funds, LLC	Delaware	AEGON USA Investment Management, LLC is the Manager; equity will be owned by clients/Investors of AEGON USA Investment Management, LLC	To serve as a fund for a client and offer flexibility to accommodate other similarly situated clients.
AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding, LLC	Registered investment advisor
Aegon Community Investments 50, LLC	Delaware

Members: Aegon Community Investments 50, LLC (0.10%); Transamerica Financial Life Insurance Company (25.49750%); Transamerica Premier Life Insurance Company (25.49750%); non-AEGON affiliate, Citibank, N.A. (48.9950%)

Investments
Aegon Community Investments 51, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 52, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 53, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 54, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 55, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Aegon Community Investments 56, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Aegon Community Investments 57, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 58, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 59, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 60, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 61, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 62, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Direct Marketing Services, Inc.	Maryland	Transamerica Premier Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company
AEGON Direct Marketing Services International, LLC	Maryland	100% AUSA Holding, LLC	Marketing arm for sale of mass marketed insurance coverage
AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.
AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.
AEGON Energy Management, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing
AEGON Funding Company, LLC.	Delaware	Sole Member: Transamerica Corporation	Issue debt securities-net proceeds used to make loans to affiliates
Aegon Global Services, LLC	Iowa	Sole Member: Commonwealth General Corporation	Holding company
AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies
AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance
Aegon LIHTC Fund 50, LLC	Delaware

Members: Aegon Community Investments 50, LLC (0.01%); Transamerica Financial Life Insurance Company (25.49750%); Transamerica Premier Life Insurance Company (25.49750%); non-affiliate of AEGON, Citibank, N.A. (48.9950%)

Investments
Aegon LIHTC Fund 51, LLC	Delaware	Members: Aegon Community Investments 51, LLC (.01%) as Managing Member; non-affiliate of AEGON, Citibank, N.A. (99.99%)	Investments
Aegon LIHTC Fund 52, LLC	Delaware

Members: Transamerica Financial Life Insurance Company (10.18%); Transamerica Life Insurance Company (1%); Managing Member - Aegon Community Investments 52, LLC (0.01%); non-affiliates of AEGON, Citibank, N.A. (49%); California Bank & Trust (5.21%); Pacific West Bank (7.58%); Ally Bank (11.35%); US Bank (7.58%); Bank of the West (7.46%)

Investments
Aegon LIHTC Fund 54, LLC	Delaware	Non-Member Manager Aegon Community Investments 54, LLC (0%); Members: non-affiliate of Aegon, FNBC Leasing Corporation (100%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Aegon LIHTC Fund 55, LLC	Delaware

Members: Managing Member - Aegon Community Investments 55, LLC (.01%); Transamerica Premier Life Insurance Company (2.82%); non-affiliates of AEGON, Bank of Hope (14.26%); CMFG Life Insurance Company (9.72%); Citibank, N.A. (21.69%); ZB National Association (1.81%); Ally Bank (8.21%); U.S. Bancorp Community Development Corporation (22.10%); Lake City Bank (1.47%); The Guardian Life Insurance Company of America (10.45%); Minnesota Life Insurance Company (7.46%)

Investments
Aegon LIHTC Fund 57, LLC	Delaware	Members: Managing Member - Aegon Community Investments 57, LLC (.01%); non-affiliate of AEGON, Bank of America, N.A. as Investor Member (99.99%)	Investments
Aegon LIHTC Fund 58, LLC	Delaware

Members: Managing Member - Aegon Community Investments 58, LLC (0.01%); Transamerica Premier Life Insurance Company (12%); non-affiliates of AEGON, Allstate Insurance Company (12%); Allstate Life Insurance Company (12%); Ally Bank (17%); CMFG Life Insurance Company (8.05%); Santander Bank, N.A. (22.25%); U.S. Bancorp Community Development Corporation (19.47%); Zions Bancorporation, N.A. (6.35%)

Investments
Aegon LIHTC Fund 60, LLC	Delaware	Sole Member: Aegon Community Investments 60, LLC	Investments
Aegon LIHTC Fund 61, LLC	Delaware	Non-Member Manager Aegon Community Investments 61, LLC (0%); Members: non-affiliate of Aegon, HSBC Bank, N.A. (100%)	Investments
Aegon LIHTC Fund 62, LLC	Delaware	Sole Member: Aegon Community Investments 62, LLC	Investments
AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (62.9705%) ; Transamerica Premier Life Insurance Company (37.0295%)	Investment vehicle for securities lending cash collateral
AEGON Management Company	Indiana	100% Transamerica Corporation	Holding company
Aegon Market Neutral Income Fund, LLC	Delaware	AEGON USA Investment Management, LLC is the sole Member until the first Investor buys in, then the entity will be managed by a 3-Member Board of Managers.	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Aegon Multi-Family Equity Fund, LLC	Delaware

Members: Transamerica Life Insurance Company (15.83333%); Transamerica Financial Life Insurance Company (5%); Transamerica Premier Life Insurance Company (4.16667%); non-affiliates of AEGON: Landmark Real Estate Partners VIII, L.P. (72.1591%)

Investments
Aegon Opportunity Zone Fund Joint Venture 1, LLC	Delaware	Sole Member: Aegon OZF Investments 1, LLC	Investments
Aegon OZF Investments 1, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
Aegon Private Opportunities Partners I, LLC	Delaware	Sole member: Transamerica Life Insurance Company	Investments (private equity)
Aegon Upstream Energy Fund, LLC	Delaware	Sole Member: AEGON Energy Management, LLC	Investments
AEGON USA Asset Management Holding, LLC	Iowa	Sole Member: AUSA Holding, LLC	Holding company
AEGON USA Investment Management, LLC	Iowa	Sole Member: AEGON USA Asset Management Holding, LLC	Investment advisor
AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company
AEGON USA Realty Advisors, LLC	Iowa	Sole Member: AEGON USA Asset Management Holding, LLC	Administrative and investment services
AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments
Aegon Workforce Housing Boynton Place REIT, LLC	Delaware	Sole Member: Aegon Worforce Housing Separate Account 1, LLC	Multifamily private equity structure with third-party Investor
Aegon Workforce Housing Fund 2 Holding Company, LLC	Delaware	Sole Member: Aegon Workforce Housing Fund 2, LP	Holding company
Aegon Workforce Housing Fund 2, LP	Delaware

General Partner is AWHF2 General Partner, LLC. Fund Partners: Transamerica Life Insurance Company (63%), Transamerica Financial Life Insurance Company (20%) and Transamerica Premier Life Insurance Company (17%)

Investments
Aegon Workforce Housing Fund 3 Holding Company, LLC	Delaware	Sole Member: Aegon Workforce Housing Fund 3, LP	Holding company
Aegon Workforce Housing Fund 3, LP	Delaware

General Partner is AWHF3 General Partner, LLC. Fund Partners: Transamerica Life Insurance Company (60%), Transamerica Financial Life Insurance Company (10%) and Transamerica Premier Life Insurance Company (30%)

Investments
Aegon Workforce Housing Park at Via Rosa REIT, LLC	Delaware	Sole Member: Aegon Worforce Housing Separate Account 1, LLC	Multifamily private equity structure with third-party Investor
Aegon Workforce Housing Separate Account 1, LLC	Delaware	Undecided as of 11/1/19	Multifamily private equity structure with third-party Investor

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AHDF Manager I, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
ALH Properties Eight LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Eleven LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Four LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Nine LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Seven LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Seventeen LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Sixteen LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Ten LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Twelve LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Two LLC	Delaware	Sole Member: FGH USA LLC	Real estate
AMFETF Manager, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC - 99% Member; Cupples State LIHTC Investors, LLC - 1% Member; TAH Pentagon Funds, LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
Apollo Housing Capital Arrowhead Gardens, LLC	Delaware	Sole Member: Garnet LIHTC Fund XXXV, LLC	Affordable housing
AUIM Credit Opportunities Fund, LLC	Delaware	Members: AEGON USA Investment Management, LLC (98.36%); non-affiliate of AEGON (1.64%)	Investment vehicle
AUSA Holding, LLC	Maryland	Sole Member: 100% Transamerica Corporation	Holding company
AUSA Properties, Inc.	Iowa	100% AEGON USA Realty Advisors, LLC	Own, operate and manage real estate
AWHF2 General Partner, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
AWHF3 General Partner, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
AWHSA Manager 1, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Multifamily private equity structure with third-party Investor
Barfield Ranch Associates, LLC	Florida	Members: Mitigation Manager, LLC (50%); non-affiliate of AEGON, OBPFL-Barfield, LLC (50%)	Investments
Bay State Community Investments I, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments in low income housing tax credit properties
Bay State Community Investments II, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments in low income housing tax credit properties
Carle Place Leasehold SPE, LLC	Delaware	Sole Member: Transamerica Financial Life Insurance Company	Lease holder
Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments
Commonwealth General Corporation	Delaware	100% Transamerica Corporation	Holding company
Creditor Resources, Inc.	Michigan	100% AUSA Holding, LLC	Credit insurance
CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance
Cupples State LIHTC Investors, LLC	Delaware	Sole Member: Garnet LIHTC Fund VIII, LLC	Investments
Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services
FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production
FGH Realty Credit LLC	Delaware	Sole Member: FGH USA, LLC	Real estate
FGH USA LLC	Delaware	Sole Member: RCC North America LLC	Real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Fifth FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Management services
First FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Fourth FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Garnet Assurance Corporation	Kentucky	100% Transamerica Life Insurance Company	Investments
Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments
Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments
Garnet Community Investments, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments III, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Business investments
Garnet Community Investments IV, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments V, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments VI, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments VII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments VIII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments IX, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments X, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments XI, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments XII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments XVIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investment XXVI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investment XXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments XXXI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXVI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XL, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XLI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLIV, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLVI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLVII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLVIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLIX, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet ITC Fund XLIII, LLC	Delaware	Members: Garnet Community Investments XLIII, LLC (0%) asset Manager: non-affiliate of AEGON, Solar TC Corp. (100%) Investor Member	Investments
Garnet LIHTC Fund III, LLC	Delaware	Members: Transamerica Life Insurance Company (.01%); non-affiliate of AEGON, Aegon Community Investments III, (99.99%)	Investments
Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (99.99%); Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (99.99%); Transamerica Life Insurance Company (.01%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (99.99%); Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (99.99%) and Transamerica Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund XII, LLC	Delaware	Members: Managing Member, Garnet Community Investments XII (.01%), Garnet LIHTC Fund XII-B (13.30%), Garnet LIHTC Fund XII-C (13.30%); non-affiliate of Aegon, Bank of America, N.A. (73.39%)	Investments
Garnet LIHTC Fund XII-A, LLC	Delaware	Members: Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XII-B, LLC	Delaware	Members: Garnet Community Investments XII, LLC (99.99%) and Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund XII-C, LLC	Delaware	Members: Garnet Community Investments XII, LLC (99.99%) and Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund XIII, LLC	Delaware	Members: Managing Member, Garnet Community Investments .01%; Garnet LIHTC Fund XIII-A (68.10%); Garnet LIHTC Fund XIII-B (31.89%)	Investments
Garnet LIHTC Fund XIII-A, LLC	Delaware	Members: Managing Member, Garnet Community Investments XIII, LLC (99.99%) and Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund XIII-B, LLC	Delaware	Members: Managing Member, Garnet Community Investments XIII, LLC (99.99%) and Transamerica Life Insurance Company (.01%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XIV, LLC	Delaware	Members: 0.01% Garnet Community Investments, LLC (0.01%); Wells Fargo Bank, N.A. (49.995%); and Goldenrod Asset Management, Inc.(49.995%), both non-AEGON affiliates	Investments
Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments
Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Special Situations Investing Group II, LLC, a non-affiliate of AEGON (99.99%)	Investments
Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XX, LLC	Delaware	Sole Member - Garnet Community Investments XX, LLC	Investments
Garnet LIHTC Fund XXI, LLC	Delaware	Sole Member: Garnet Community Investments, LLC	Investments
Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XXIV, LLC	Delaware

Members: Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non-affiliates of AEGON: New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.73%) and Principal Life Insurance Company (31.49%)

Investments
Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable housing I LLC (1%)	Investments
Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXVII, LLC	Delaware

Members: Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON: Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Bank and Trust Company (18.1714%)

Investments
Garnet LIHTC Fund XXVIII, LLC	Delaware

Members: Garnet Community Investments XXVIII LLC (0.01%); non-affiliates of AEGON: USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)

Investments
Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non-affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments
Garnet LIHTC Fund XXX, LLC	Delaware	Members: Garnet Community Investments XXX, LLC (0.01%); non-affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments
Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non-affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable Housing I, LLC (1%)	Investments
Garnet LIHTC Fund XXXII, LLC	Delaware	Sole Member: Garnet Community Investments XXXVII, LLC.	Investments
Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non-affiliate of AEGON, NorLease, Inc. (99.99%)	Investments
Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: Garnet Community Investments XXXIV, LLC (99.99%) and Transamerica Premier Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non-affiliate of AEGON, Microsoft Corporation (99.99%)	Investments
Garnet LIHTC Fund XXXVI, LLC	Delaware	Members: Garnet Community Investments XXXVI, LLC (1%) as Managing Member; JPM Capital Corporation, a non-AEGON affiliate (99%) as Investor Member	Investments
Garnet LIHTC Fund XXXVII, LLC	Delaware	Members: Garnet Community Investments XXXVII, LLC (.01%); LIH Realty Corporation, a non-AEGON affiliate (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXXVIII, LLC	Delaware	Members: Garnet Community Investments XXXVIII, LLC, non-Member Manager; non-affiliate of AEGON, Norlease, Inc. (100%)	Investments
Garnet LIHTC Fund XXXIX, LLC	Delaware	Members: Garnet Community Investments XXXIX, LLC a Managing Member (1%); non-AEGON affiliate, FNBC Leasing Corporation as Investor Member (99%)	Investments
Garnet LIHTC Fund XL, LLC	Delaware	Members: Garnet Community Investments XL, LLC (.01%); non-AEGON affiliate, Partner Reinsurance Company of the U.S. (99.99%)	Investments
Garnet LIHTC Fund XLI, LLC	Delaware

Members: Transamerica Life Insurance Company (9.990%) and Garnet Community Investments XLI, LLC (.01% Managing Member); non-AEGON affiliates : BBCN Bank (1.2499%), East West Bank (12.4988%), Opus Bank (12.4988%), Standard Insurance Company (24.9975%), Mutual of Omaha (12.4988%), Pacific Western Bank (7.4993%) and Principal Life Insurance Company (18.7481%).

Investments
Ganet LIHTC Fund XLII, LLC	Delaware	Members: Garnet Community Investments XLII, LLC (.01%) Managing Member; non-affiliates of AEGON: Community Trust Bank (83.33%) Investor Member; Metropolitan Bank (16.66%) Investor Member.	Investments
Garnet LIHTC Fund XLIV—A, LLC	Delaware	Sole Member: ING Capital, LLC; Asset Manager: Garnet Community Investments XLIV, LLC (0% interest)	Investments
Garnet LIHTC Fund XLIV-B, LLC	Delaware	Sole Member: Lion Capital Delaware, Inc.; Asset Manager: Garnet Community Investments XLIV, LLC (0% interest)	Investments
Garnet LIHTC Fund XLVI, LLC	Delaware	Members: Garnet Community Investments XLVI, LLC (0.01%) Managing Member; non-affiliate of AEGON, Standard Life Insurance Company (99.99%) Investor Member	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XLVII, LLC	Delaware

Members: Garnet Community Investments XLVII, LLC (1%) Managing Member; Transamerica Premier Life Insurance Company (14%) Investor Member; non-affiliate of AEGON: Citibank, N.A. (49%) Investor Member; New York Life Insurance Company (20.5%) Investor Member and New York Life Insurance and Annuity Corporation (15.5%) Investor Member

Investments
Garnet LIHTC Fund XLVIII, LLC	Delaware

Members: Transamerica Financial Life Insurance Company (75.18%) and Garnet Community Investments XXXLVIII, LLC (.01%); non-affiliates of AEGON: U.S. Bancorp Community Development Corporation (21.04%), American Republic Insurance Company (2.84%), Bank of Hope (.93%)

Investments
Horizons Acquisition 5, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Horizons St. Lucie Development, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Imani Fe, LP	California

Partners: Garnet LIHTC Fund XIV, LL (99.99% Investor limited partner); Transamerica Affordable Housing, Inc. (non-owner special limited partner); non-affiliates of AEGON: ABS Imani Fe, LLC (.0034% class A limited partner); TAH Imani Fe GP, LLC (.0033% co-general partner); Grant Housing and Economic Development Corporation (.0033% Managing general partner)

Affordable housing
InterSecurities Insurance Agency, Inc.	California	100% Transamerica Premier Life Insurance Company	Insurance agency
Investors Warranty of America, LLC	Iowa	Sole Member: RCC North America LLC	Leases business equipment
Ironwood Re Corp.	Hawaii	100% Commonwealth General Corporation	Captive insurance company
LCS Associates, LLC	Delaware	Sole Member: RCC North America LLC	Investments
Life Investors Alliance LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities
LIHTC Fund 53, LLC	Delaware	Non-Member Manager, AEGON Community Investments 53, LLC (0%); non-affiliates of AEGON: Bank of America, National Association (98%); MUFG Union Bank, N.A. (2%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
LIHTC Fund 56, LLC	Delaware	Members: Managing Member - Aegon Community Investments 56, LLC (0%); non-affiliates of AEGON, Bank of America, National Association (90%) and MUFG Union Bank, N.A. (10%)	Investments
LIHTC Fund 59, LLC	Delaware	Members: Non-Member Manager Aegon Community Investments 59, LLC (0%); non-affiliates of AEGON, Bank of America, National Association (99.99%); Dominium Taxable Fund II, LLC (0.01%)	Investments
LIHTC Fund XLV, LLC	Delaware	Non-Member Manager: Garnet Community Investments XLV, LLC (0%)	Investments
LIHTC Fund XLIX, LLC	Delaware	Sole Member: Garnet Community Investments XLIX, LLC	Investments
LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company
Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding, LLC	Trust company
Mitigation Manager, LLC	Delaware	Sole Member: RCC North America LLC	Investments
MLIC Re I, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company
Money Services, Inc.	Delaware	100% AUSA Holding, LLC

Provides certain financial services for affiliates including, but not limited to, certain intellectual property, computer and computer-related software and hardware services, including procurement and contract services to some or all of the Members of the AEGON Group in the United States and Canada.

Monumental Financial Services, Inc.	Maryland	100% Transamerica Corporation	DBA in the State of West Virginia for United Financial Services, Inc.
Monumental General Administrators, Inc.	Maryland	100% AUSA Holding, LLC	Provides management services to unaffiliated third party administrator
Natural Resources Alternatives Portfolio I, LLC	Delaware

Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%); Managing Member: AEGON USA Realty Advisors, LLC

Investment vehicle - to invest in Natural Resources
Natural Resources Alternatives Portfolio II, LLC	Delaware	Members: Transamerica Premier Life Insurance Company (60%); Transamerica Life Insurance Company (35%); Transamerica Financial Life Insurance Company (5%)	Investment vehicle
Natural Resources Alternatives Portfolio 3, LLC	Delaware	Members: Transamerica Life Insurance Company (55%); Transamerica Premier Life Insurance Company (35%); Transamerica Financial Life Insurance Company (10%)	Investment vehicle

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Nomagon Title Grandparent, LLC	Delaware	Sole member is AEGON USA Asset Management Holding, LLC; AEGON USA Realty Advisors, LLC is the non-member manager of this entity	Investment vehicle
Nomagon Title Holding 1, LLC	Delaware	Sole member is Nomagon Title Parent, LLC; AEGON USA Realty Advisors, LLC is the non-member manager of this entity	Investment vehicle
Nomagon Title Parent, LLC	Delaware	Sole member is Nomagon Title Grandparent, LLC; AEGON USA Realty Advisors, LLC is the non-member manager of this entity	Investment vehicle
Osceola Mitigation Partners, LLC	Florida	Members: Mitigation Manager, LLC (50%); non-affiliate of AEGON, OBPFL-MITBK, LLC (50%)	Investmetns
Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company
Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company
Peoples Benefit Services, LLC	Pennsylvania	Sole Member - Transamerica Life Insurance Company	Marketing non-insurance products
Pine Falls Re, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company
Placer 400 Investors, LLC	California	Members: RCC North Amerivca LLC (50%); non-affiliate of AEGON, AKT Placer 400 Investors, LLC (50%)	Investments
Primus Guaranty, Ltd.	Bermuda	Members: Transamerica Life Insurance Company (20% 13.1%) and non-affiliates of AEGON and the public holders own the remainder.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.
PSL Acquisitions Operating, LLC	Iowa	Sole Member: RCC North America LLC	Owner of Core subsidiary entities
RCC North America LLC	Delaware	Sole Member: Transamerica Corporation	Real estate
Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (92.%); Transamerica Financial Life Insurance Company (7.5%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment
Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (74.4%); Transamerica Premier Life Insurance Company (25.6%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment
Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Transamerica Premier Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (53.6%).	Real estate alternatives investment

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment
Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment
River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company
SB Frazer Owner, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Second FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Seventh FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Short Hills Management Company	New Jersey	100% Transamerica Corporation	Dormant
St. Lucie West Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan
TA Private Equity Assets, LLC	Delaware	Sole Member - Transamerica Premier Life Insurance Company	Investments (private equity)
TABR Realty Services, LLC	Delaware	Sole Member: AUSA Holding, LLC	Real estate investments
TAH-MCD IV, LLC	Iowa	Sole Member - Transamerica Affordable Housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership.
TAH Pentagon Funds, LLC	Iowa	Sole Member - Transamerica Affordable Housing, Inc.	Serve as a general partner in a lower-tier tax credit entity
TAHP Fund 1, LLC	Delaware	Sole Member - Garnet LIHTC Fund IX, LLC	Real estate investments
TAHP Fund 2, LLC	Delaware	Sole Member - Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit
TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estate investments
The AEGON Trust Advisory Board: Onno van Klinken, Mark W. Mullin, Jay Orlandi and Eilard Friese	Delaware	100% AEGON International B.V.	Voting Trust

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
THH Acquisitions, LLC	Iowa	Sole Member - Transamerica Life Insurance Company	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, LLC and holder of foreclosed real estate.
TLIC Oakbrook Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company
TLIC Watertree Reinsurance Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company
Tradition Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Tradition Irrigation Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Irrigation company
Tradition Land Company, LLC	Iowa	Sole Member: RCC North America LLC	Acquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed real estate.
Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company
Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company
Transamerica Affordable Housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership
Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding, LLC	Special purpose subsidiary
Transamerica Asset Management, Inc.	Florida	Transamerica Premier Life Insurance Company owns 77%; AUSA Holding, LLC owns 23%.	Fund advisor
Transamerica (Bermuda) Services Center, Ltd.	Bermuda	100% AEGON International B.V.	Special purpose corporation
Transamerica Capital, Inc.	California	100% AUSA Holding, LLC	Broker/Dealer
Transamerica Casualty Insurance Company	Iowa	100% Transamerica Corporation	Insurance company
Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance
Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company
Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing
Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding, LLC; 209 shares owned by Commonwealth General Corporation; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer
Transamerica Financial Life Insurance Company	New York	100% Transamerica Corporation	Insurance

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Fund Services, Inc.	Florida	Transamerica Premier Life Insurance Company owns 44%; AUSA Holding, LLC owns 56%	Mutual fund
Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages
Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary
Transamerica International Direct Marketing Consultants, LLC	Maryland	Members: 51% Beth Lewellyn; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.
Transamerica International RE (Bermuda) Ltd.	Bermuda	100% Transamerica Corporation	Reinsurance
Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Commonwealth General Corporation	Insurance and reinsurance consulting
Transamerica Investment Management, LLC	Delaware	Sole Member - AEGON USA Asset Management Holding, LLC	Investment advisor
Transamerica Investors Securities Corporation	Delaware	100% Transamerica Retirement Solutions, LLC	Broker/Dealer
Transamerica Leasing Holdings Inc.	Delaware	100% Transamerica Finance Corporation	Holding company
Transamerica Life Insurance Company	Iowa	100% - Commonwealth General Corporation	Insurance
Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda — will primarily write fixed universal life and term insurance
Transamerica Pacific Insurance Company, Ltd.	Hawaii	100% Commonwealth General Corporation	Life insurance
Transamerica Premier Life Insurance Company	Iowa	100% Commonwealth General Corporation	Insurance Company
Transamerica Pyramid Properties LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Realty limited liability company
Transamerica Realty Investment Properties LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Realty limited liability company
Transamerica Redwood Park, LLC	Delaware	Sole Member - Transamerica Corporation	Hold property interests in Redwood Park in California
Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides education and information regarding retirement and economic issues.
Transamerica Retirement Advisors, LLC	Delaware	Sole Member: Transamerica Retirement Solutions, LLC	Investment advisor
Transamerica Retirement Insurance Agency, LLC	Delaware	Sole Member: Transamerica Retirement Solutions, LLC	Conduct business as an insurance agency.
Transamerica Retirement Solutions, LLC	Delaware	Sole Member: AUSA Holding, LLC	Retirement plan services.
Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Travel and Conference Services, LLC	Iowa	Sole Member: Money Services, Inc.	Travel and conference services
Transamerica Ventures, LLC	Delaware	Sole Member: AUSA Holding, LLC	Investments
Transamerica Ventures Fund, LLC	Delaware	100% AUSA Holding, LLC	Investments
United Financial Services, Inc.	Maryland	100% Transamerica Corporation	General agency
Universal Benefits, LLC	Iowa	Sole Member: AUSA Holding, LLC	Third party administrator
US PENG, INC.	Delaware	Sole Member: AEGON Levensverzekering N.V.	Energy investment strategy
WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency
WFG Properties Holdings, LLC	Georgia	Sole Member: World Financial Group, Inc.	Marketing
WFG Securities Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer
World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing
World Financial Group Holding Company of Canada Inc.	Canada	100% Commonwealth General Corporation	Holding company
World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing
World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency
World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency, Inc.	California	100% Transamerica Premier Life Insurance Company	Insurance agency
World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company
Yarra Rapids, LLC	Delaware	Members are: Real Estate Alternatives Portfolio 4MR, LLC (49%) and non-AEGON affiliate (51%)	Real estate investments
Zahorik Company, Inc.	California	100% AUSA Holding, LLC	Inactive
Zero Beta Fund, LLC	Delaware	Members are: Transamerica Life Insurance Company (35.86%); Transamerica Premier Life Insurance Company (33.29%); Transamerica Financial Life Insurance Company (16.58%); Transamerica Pacific Insurance Company, Ltd. (14.27%). Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 29.	Indemnification

The Iowa Code (Sections 490.850 et. seq.) (the “Code”) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.	Principal Underwriters

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA B, Separate Account VA Q, Separate Account VA FF, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL-A, Variable Life Account A, Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, Merrill Lynch Life Variable Life Separate Account II, Separate Account VA BB, Separate Account VA CC, Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Annuity Account, WRL Series Annuity Account B, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account and Separate Account VL E. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account, TFLIC Series Life Account, TFLIC Pooled Account No. 44, Transamerica Variable Funds, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, and ML of New York Variable Life Separate Account II. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

5

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Investors, Inc., and Transamerica Asset Allocation Variable Funds.

(b) Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Brian Beitzel	(2)	Director, Treasurer and Chief Financial Officer

Joe Boan	(1)	Director, Chairman of the Board, Chief Executive Officer and Vice President

Doug Hellerman	(3)	Chief Compliance Officer and Vice President
Gregory E. Miller-Breetz	(1)	Secretary

(1)	100 Light Street, Floor B1, Baltimore, MD 21202
(2)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(3)	1801 California Street, Suite 5200, Denver, CO 80202

(c) Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Other Compensation
Transamerica Capital, Inc. (1)	$382,785	None	N/A	N/A

(1)	Fiscal Year 2019

Item 31.	Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through Transamerica Life Insurance Company, 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499.

Item 32.	Management Services (Not Applicable)

6

Item 33.	Fee Representation

Transamerica Life Insurance Company hereby represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Life Insurance Company.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the Registrant and the Investment Company Act of 1940, the Registrant, WRL Series Life Corporate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Denver, and State of Colorado, on the 1st day of October, 2020.

WRL SERIES LIFE CORPORATE ACCOUNT (Registrant)

TRANSAMERICA LIFE INSURANCE COMPANY (Depositor)

By
	Name:	Blake S. Bostwick*
	Title:	Director, Chairman of the Board, and President, Transamerica Life Insurance Company

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 1, 2020.

Signature	Title	Date

	Director, Chairman of the Board, President,	10/1/20
Blake S. Bostwick*

	Controller, Vice President	10/1/20
Fred Gingerich*

	Director, Chief Financial Officer, Executive Vice President, Treasurer	10/1/20
C. Michiel van Katwijk*

	Director	10/1/20
Mark Mullin *

	Director, Chief Tax Officer, Senior Vice President	10/1/20
Dave Schulz *

/s/ Brian Stallworth	Assistant Secretary	10/1/20

*	By: Brian Stallworth – Attorney-in-Fact pursuant to Powers of Attorney filed herewith.

EXHIBIT INDEX

Item 26(a)
v.	Board of Directors Resolution approving plan of merger - TPLIC
vi.	Board of Directors Resolution approving plan of merger - TLIC

Item 26(k)	Legal Opinion

Item 26(n)	Other Opinions
i.	Consent of PricewaterhouseCoopers LLP

Item 26(q)	Redeemability Exemption
i.	Memorandum describing issuance, transfer and redemption procedures

Item 26(r)	Power of Attorney
i.	Power of Attorney for Blake S. Bostwick
ii.	Power of Attorney for Fred Gingerich
iii.	Power of Attorney for Mark W. Mullin
iv.	Power of Attorney for Dave Schulz
v.	Power of Attorney for C. Michiel van Katwijk